UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 5, 2009
Commission File Number: 001-10110
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)
Plaza de San Nicolás 4
48005 Bilbao
Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
     This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-144784) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS
     The terms below are used as follows throughout this report:
•	“BBVA”, “Bank” or “Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires. BBVA was formed by the merger of Banco Bilbao Vizcaya, S.A. (“BBV”) and Argentaria, Caja Postal y Banco Hipotecario, S.A. (“Argentaria”), which was approved by the shareholders of each institution on December 18, 1999.

•	“BBVA Compass” means Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Interim Consolidated Financial Statements” means BBVA’s unaudited interim consolidated financial statements as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (the “Circular” or “Circular 4/2004”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
     First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.
     In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.
FORWARD-LOOKING STATEMENTS
     This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report, including, without limitation, the information under
•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”
identifies important factors that could cause such differences.
     Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:
•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.
     Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.
PRESENTATION OF FINANCIAL INFORMATION
Accounting Principles
     Our Interim Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004. The Interim Consolidated Financial Statements are unaudited and they should be read in conjunction with the consolidated financial statements and related notes (the “Consolidated Financial Statements”) included in BBVA’s 2008 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC” or “Commission”) on April 2, 2009 (the “2008 Form 20-F”).
     The financial information included in this Report as of and for the six months ended June 30, 2008 is not directly comparable with the financial information as of and for the six months ended June 30, 2008 included in our Report on Form 6-K as filed with the SEC on November 10, 2008 (the “First Half 2008 6-K”), due to the application of the financial statements formats set forth in Bank of Spain Circular 6/2008 issued in November 2008 (“Circular 6/2008”). The application of the financial statements formats set forth in Circular 6/2008 to the financial statements included in the First Half 2008 6-K would not have affected the amounts recorded under the line items “stockholders’ equity” and “net income” as of and for the six months ended June 30, 2008, respectively. For information on the main differences in our annual consolidated financial statements as a result of the application of the financial statements formats set forth in Circular 6/2008, see Appendix VIII of the Consolidated Financial Statements included in our 2008 Form 20-F.
     The Interim Consolidated Financial Statements have been presented in the same format as that used in the Consolidated Financial Statements included in the 2008 Form 20-F. This format differs from that required by the SEC for the consolidated financial statements of bank holding companies.
     See “Exhibit I: U.S. GAAP Reconciliation” for an unaudited quantitative reconciliation of net income attributed to parent company for the period and shareholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to generally accepted accounting principles in the United States (“U.S. GAAP”).
Business Areas
     We have maintained the criteria we applied in 2008 to the composition of our business areas for 2009, with only a few insignificant changes. These changes do not affect the Group-level information and their impact on the figures for our different business units and areas is immaterial. Nonetheless, the 2008 data in this Report has been reformatted to include these marginal changes to ensure like-for-like comparisons.
Factors Affecting the Comparability of Our Results of Operations and Financial Condition
     We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries keep their accounts in other currencies, principally Mexican pesos, U.S. dollars, Argentine pesos, Chilean pesos, Colombian pesos, Venezuelan bolivars and Peruvian nuevos soles. For example, if Latin American currencies and the U.S. dollar depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same or improved relative to the prior period. Accordingly, declining exchange rates may limit the ability of our results of operations, stated in euro, to fully describe the performance in local currency terms of our subsidiaries. By contrast, the appreciation of Latin American currencies and the U.S. dollar against the euro would have a positive impact on the results of operations of our subsidiaries in the countries, using these currencies when their results of operations are included in our consolidated financial statements.

     The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in our Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies and the U.S. dollar against the euro, expressed in local currency per €1.00 for the six months ended June 30, 2009 and 2008 and as of June 30, 2009 and December 31, 2008 according to the European Central Bank (“ECB”).

	Average exchange rates		Period-end exchange rates
	Six Months Ended	Six Months Ended		As of December 31,
Currencies	June 30, 2009	June 30, 2008	As of June 30, 2009	2008
Mexican peso	18.4481	16.2398	18.5536	19.2334
U.S. dollar	1.3328	1.5304	1.4134	1.3917
Venezuelan bolivar	2.8619	3.2863	3.0350	2.9884
Colombian peso	3,095.9800	2,808.9900	3,048.7800	3,125.0000
Chilean peso	781.2500	714.8000	747.9400	885.7400
New Peruvian Sol	4.1357	4.3619	4.2572	4.3678
Argentine peso	4.9342	4.8667	5.4133	4.9197
Statistical and Financial Information
     The following principles should be noted in reviewing the statistical and financial information contained herein:
•	Average balances, when used, are based on the beginning and the month-end balances during each year. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from stockholders’ equity.

•	Unless otherwise stated, any reference to loans refers to both loans and leases.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this Report may not sum due to rounding. In addition, percentage data regarding period-to-period changes is based on numbers which have not been rounded.

SELECTED FINANCIAL DATA
     The historical financial information set forth below has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein. For information concerning the preparation and presentation of financial information contained herein, see “Presentation of Financial Information”. Also see “Exhibit I: U.S. GAAP Reconciliation” for a presentation of our stockholders’ equity and net income reconciled to U.S. GAAP.
EU-IFRS (*)

	Six months ended June 30,
	2009	2008
	(in millions of euros, except per share/
	ADS data (in euros)
Consolidated income statement data

Interest and similar income	12,911	14,782
Interest expense and similar charges	(6,053)	(9,227)

Net interest income	6,858	5,555
Dividend income	248	241
Share of profit or loss of entities accounted for using the equity method	27	173
Fee and commission income	2,638	2,778
Fee and commission expenses	(457)	(494)
Net gains (losses) on financial assets and liabilities	446	1,018
Net exchange differences	352	142
Other operating income	1,755	1,931
Other operating expenses	(1,487)	(1,718)

Gross income	10,380	9,626
Administration costs	(3,734)	(3,816)
Depreciation and amortization	(354)	(338)
Provisions (net)	(152)	(612)
Impairment on financial assets (net)	(1,945)	(1,164)

Net operating income	4,195	3,696
Impairment on other assets (net)	(271)	(6)
Gains (losses) in written off assets not classified as non-current assets held for sale	9	21
Gains (losses) in non-current assets held for sale not classified as discontinued operations	70	779

Income before tax	4,003	4,490
Income tax	(961)	(1,213)

Income from ordinary activities	3,042	3,277
Income from discontinued operations (net)	—	—

Net income	3,042	3,277
Net income attributed to parent company	2,799	3,108
Profit or loss attributed to minority interest	243	169

Per share/ADS(1) Data
Net operating income (2)	1.12	0.99
Numbers of shares outstanding (at period end)	3,747,969,121	3,747,969,121
Net income attributed to the parent company(2)	0.75	0.83
Dividends declared	0.167	0.444

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	Each American Depositary Share (“ADS” or “ADSs”) represents the right to receive one ordinary share.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period (3,748 million shares for each of the six months ended June 30, 2009 and 2008).

EU-IFRS (*)

	As of June 30,	As of December 31,
	2009	2008
	(in millions of euros, except %)
Consolidated balance sheet data

Total assets	542,634	542,650
Capital stock	1,837	1,837
Loans and receivables (net)	352,905	369,494
Deposits from customers	249,096	255,236
Marketable debt securities and subordinated liabilities	119,489	121,144
Minority interest	1,219	1,049
Stockholders’ funds (1)	29,383	26,586
Stockholders’ equity(1)	29,901	26,705
Consolidated ratios
Profitability ratios:
Net interest income(2)	2.5%	2.3%
Return on average total assets(3)	1.1%	1.0%
Return on average equity(4)	21.5%	21.5%
Credit quality data
Loan loss reserve	7,778	7,506
Loan loss reserve as a percentage of total loans and receivables (net)	2.2%	2.0%
Substandard loans	11,625	8,540
Substandard loans as a percentage of total loans and receivables (net)	3.2%	2.3%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

(1)	As presented in our consolidated balance sheet.

(2)	Represents net interest income as a percentage of average total assets.

(3	Represents annualized net income for the period, which we calculate as our net income for the period multiplied by two, as a percentage of average total assets for the period.

(4)	Represents annualized net income attributed to parent company for the period, which we calculate as our net income attributed to parent company for the period multiplied by two, as a percentage of average stockholders’ funds for the period.
U.S. GAAP Information

	Six months ended June 30,
	2009	2008
	(in millions of euros, except per share/
	ADS data (in euros) or as otherwise indicated)
Consolidated income statement data

Net income(1)	2,935	2,939
Net Income attributable to parent company	2,692	2,770
Net income attributable to the non controlling interest	243	169
Basic earnings per share/ADS(2)(3)	0.783	0.739
Diluted earnings per share/ADS(2)(3)	0.783	0.739
Dividends per share/ADS (in dollars) (2)(3)(4)	0.223	0.686

Consolidated balance sheet data(5)

Total assets	549,839	513,017
Shareholders’ equity(6)	35,706	32,994
Total equity(7)	36,925	34,043
Basic shareholders’ equity per share/ADS(2)(3)	9.53	8.80
Diluted shareholders’ equity per share/ADS(2)(3)	9.53	8.80

(1)	Includes “Net Income attributable to parent company” and “Net income attributable to the non controlling interest” as required by SFAS 160.

(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period.

(3)	Each ADS represents the right to receive one ordinary share.

(4)	Dividends per share/ADS are converted into dollars at the average exchange rate for the relevant period, calculated based on the average of the noon buying rates for euro from the Federal Reserve Bank of New York on the last date in respect of which such information is published of each month during the relevant period.

(5)	At the end of the reported period.

(6)	Under U.S. GAAP “shareholders’ equity” is equivalent to “Total equity” net of “non controlling interest in subsidiaries” as required by SFAS 160.

(7)	Under U.S. GAAP “Total equity” is equivalent to “shareholders’ equity” and “non-controlling interests” as required by SFAS 160 (minority interests under EU-IFRS).

Exchange Rates
     Spain’s currency is the euro. Unless otherwise indicated, the amounts that have been converted to euro in this Report have been done so at the corresponding exchange rate published by the ECB at the end of each relevant period.
     For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average(1)
2007	1.3797
2008	1.4695
2009 (through September 25)	1.3715

(1)	The average of the noon buying rates for the euro on the last published date in respect of which such information is in each month during the relevant period.

Month ended	High	Low
June 30, 2008	1.5749	1.5368
July 31, 2008	1.5923	1.5559
August 31, 2008	1.5569	1.4660
September 30, 2008	1.4737	1.3939
October 31, 2008	1.4058	1.2446
November 30, 2008	1.3039	1.2525
December 31, 2008	1.4358	1.2634
January 31, 2009	1.3946	1.2804
February 28, 2009	1.3064	1.2547
March 31, 2009	1.3730	1.2549
April 30, 2009	1.3458	1.2903
May 31, 2009	1.4126	1.3267
June 30, 2009	1.4270	1.3784
July 31, 2009	1.4279	1.3852
August 31, 2009	1.4416	1.4075
September 25, 2009	1.4795	1.4235
     The noon buying rate for euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on September 25, 2009, was $1.4682.
     As of June 30, 2009, approximately 33% of our assets and approximately 42% of our liabilities were denominated in currencies other than euro. See Note 2.2.4 to our Interim Consolidated Financial Statements.
BUSINESS OVERVIEW
     BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have a portfolio of investments in some of Spain’s leading companies.
Business Areas
     The Group focuses its operations on six major business areas, as described below, which are further broken down into business units:
•	Spain and Portugal;

•	Wholesale Banking and Asset Management;

•	Mexico;

•	The United States;

•	South America; and

•	Corporate Activities
     The foregoing description of our business areas is consistent with our current internal organization. Unless otherwise indicated, the financial information provided below for each business area does not reflect the elimination of transactions between companies within one business area or between different business areas, since we consider these transactions to be an integral part of each business area’s activities. For the presentation and discussion of our consolidated operating results in the “Operating and Financial Review and Prospects” section, however, such intra- and inter-business area transactions are eliminated and the eliminations are generally reflected in the operating results of the Corporate Activities business area.
     The following table sets forth information relating to net income attributed to parent company for each of our business areas for the six months ended June 30, 2009 and 2008:

			% of Income/(loss)
	Income/(loss) attributed		attributed to parent
	to parent company		company
	(in millions of euros, except %)
	Six months ended June 30,
	2009	2008	2009	2008

Spain and Portugal	1,270	1,292	45%	42%
Wholesale Banking and Asset Management	539	557	19%	18%
Mexico	724	950	26%	31%
The United States	85	164	3%	5%
South America	463	351	17%	11%

Subtotal	3,081	3,314	110%	107%

Corporate Activities	(282)	(206)	(10)%	(7)%

Net income attributed to parent company	2,799	3,108	100%	100%

     The following table sets forth information relating to net interest income for each of our business areas for the six months ended June 30, 2009 and 2008.

	Net interest income
	(in millions of euros)
	Six months ended June 30,
	2009	2008

Spain and Portugal	2,458	2,331
Wholesale Banking and Asset Management	573	259
Mexico	1,683	1,816
The United States	743	634
South America	1,210	999

Subtotal	6,667	6,039

Corporate Activities	191	(484)

Net interest income	6,858	5,555

Spain and Portugal
     The Spain and Portugal business area focuses on providing banking services and consumer finance to private individuals and businesses in Spain and Portugal.
The business units included in the Spain and Portugal business area are:
•	Spanish Retail Network: manages individual customers, high net-worth individuals and small companies and businesses in the Spanish market;

•	Corporate and Business Banking: manages business with small and medium enterprises (“SMEs”), large companies, institutions and developers in the Spanish market;

•	Consumer Finance: manages online banking, consumer finance, credit cards and leasing plans;

•	European Insurance: manages the insurance business in Spain and Portugal;

•	BBVA Portugal: manages the banking business in Portugal; and

•	Dinero Express: specializes in the immigrant segment.
     The principal figures relating to this business area as of June 30, 2009 and December 31, 2008 were:
•	Gross customer lending was €206,896 million, as of June 30, 2009 similar to the amount recorded as of December 31, 2008.

•	Total customer deposits were €97,896 million as of June 30, 2009 compared to €100,893 million as of December 31, 2008, a decrease of 2.9%.

•	Mutual fund assets under management were €31,227 million as of June 30, 2009, a decrease of 0.1% from €31,270 million as of December 31, 2008.

•	Pension fund assets under management were €9,758 million as of June 30, 2009, an increase of 1.6% from €9,603 million as of December 31, 2008.
Wholesale Banking and Asset Management
     The Wholesale Banking and Asset Management area focuses on providing services to large international companies and investment banking, capital markets and treasury management services to clients.
     The business units included in the Wholesale Banking and Asset Management area are:
•	Corporate and Investment Banking: coordinates origination, distribution and management of a complete catalogue of corporate and investment banking products (corporate finance, structured finance, syndicated loans and debt capital markets) and provides global trade finance and global transaction services with coverage of large corporate customers specialized by sector (industry bankers);

•	Global Markets: handles the origination, structuring, distribution and risk management of market products, which are placed through our trading floors in Europe, Asia and the Americas;

•	Asset Management: designs and manages the products that are marketed through our different branch networks including traditional asset management, alternative asset management and Valanza (the Group’s private equity unit);

•	Industrial and Real Estate Holdings: helps to diversify the area’s businesses with the aim of creating medium- and long-term value through active management of a portfolio of industrial holdings and real estate projects (Anida and the Duch Project); and

•	Asia: represents our increased stakes in CITIC International Financial Holdings Ltd (“CIFH”) in Hong Kong (approximately 30%) and in China CITIC Bank (“CNCB”) (approximately 10%) and our commitment to China as demonstrated by aggregate investments that now exceed €2,000 million.
     The principal figures relating to this business area as of June 30, 2009 and December 31, 2008 were:
•	Gross customer lending was €44,814 million, a decrease of 8.6% from €49,059 million as of December 31, 2008.

•	Total customer deposits were €60,852 million as of June 30, 2009 compared to €62,568 million as of December 31, 2008, a decrease of 2.7%.

•	Mutual fund assets under management were €3,548 million as of June 30, 2009, a decrease of 11.6% from €4,014 million as of December 31, 2008.

•	Pension fund assets under management were €6,913 million as of June 30, 2009, an increase of 1.5% from €6,810 million as of December 31, 2008.
Mexico
     The business units included in the Mexico area are:
•	Banking Businesses; and

•	Pensions and Insurance Businesses
     The principal figures relating to this business area as of June 30, 2009 and December 31, 2008 were:
•	Gross customer lending was €28,692 million, an increase of 0.2% from €28,644 million as of December 31, 2008.

•	Total customer deposits were €30,372 million as of June 30, 2009 compared to €29,677 million as of December 31, 2008, an increase of 2.3%.

•	Mutual fund assets under management were €10,524 million as of June 30, 2009, an increase of 14.6% from €9,180 million as of December 31, 2008.

•	Pension fund assets under management were €8,659 million as of June 30, 2009, an increase of 20.3% from €7,196 million as of December 31, 2008.

     The Mexican peso to euro exchange rate as of June 30, 2009 decreased compared to the exchange rate as of December 31, 2008, with a resulting positive impact on our consolidated balance sheet as of June 30, 2009. The average Mexican peso to euro exchange rate for the six months ended June 30, 2009 increased compared to the average exchange rate for the six months ended June 30, 2008, with a resulting negative impact on our consolidated income statement for the six months ended June 30, 2009. See “Presentation of Financial Information—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.
The United States
     The business units included in the United States area are:
•	BBVA Compass banking group; and

•	Other units: BBVA Puerto Rico, BTS and BBVA Bancomer USA
     The principal figures relating to this business area as of June 30, 2009 and December 31, 2008 were:
•	Gross customer lending was €30,223 million as of June 30, 2009, a decrease of 4.1% from €31,518 million as of December 31, 2008.

•	Total customer deposits were €25,377 million as of June 30, 2009 compared to €26,240 million as of December 31, 2008, a decrease of 3.3%.
     The dollar to euro exchange rate as of June 30, 2009 increased compared to the exchange rate as of December 31, 2008, with a resulting negative impact on our consolidated balance sheet as of June 30, 2009. The average dollar to euro exchange rate for the six months ended June 30, 2009 decreased compared to the average exchange rate for the six months ended June 30, 2008, with a resulting positive impact on our consolidated income statement for the six months ended June 30, 2009. See “Presentation of Financial Information—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.
South America
     The South America business area includes the banking, insurance and pension businesses of the Group in South America.
     The business units included in the South America business area are:
•	Banking businesses, including banks in Argentina, Chile, Colombia, Panama, Paraguay, Peru, Uruguay and Venezuela;

•	Pension businesses in Argentina, Bolivia, Chile, Colombia, Ecuador, Peru and the Dominican Republic; and

•	Insurance businesses in Argentina, Chile, Colombia, the Dominican Republic and Venezuela.
     The principal figures relating to this business area as of June 30, 2009 and December 31, 2008 were:
•	Gross customer lending was €25,268 million as of June 30, 2009, an increase of 0.1% from €25,255 million as of December 31, 2008.

•	Total customer deposits were €30,941 million as of June 30, 2009, an increase of 5.3% from €29,382 million as of December 31, 2008.

•	Mutual fund assets under management were €1,887 million as of June 30, 2009, an increase of 45.1% from €1,300 million as of December 31, 2008.

•	Pension fund assets under management were €31,568 million as of June 30, 2009, an increase of 28.7% from €24,531 million as of December 31, 2008.
     Local currencies in South America generally fell against the euro in the six months ended June 30, 2009, with a resulting negative impact on our Interim Consolidated Financial Statements as of and for the six months ended June 30, 2009. See “Presentation of Financial Information—Factors Affecting the Comparability of our Results of Operations and Financial Condition”.
Corporate Activities
     The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity management and shareholders’ funds.

     The business units included in the Corporate Activities business area are:
•	Financial Planning, carried out by the Group’s Assets and Liabilities Committee (“ALCO”), which administers the Group’s interest- and exchange-rate structure as well as its overall liquidity and shareholders’ funds; and

•	Holdings in Industrial and Financial Companies: manages the Group’s investment portfolio in industrial and financial companies applying strict criteria for risk control, economic capital consumption and return on investment, with diversification over different industries.

SELECTED STATISTICAL INFORMATION
     The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.
Average Balances and Rates
     The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each year. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet — Assets and Interest from Earning Assets
	Six months ended June 30, 2009			Six months ended June 30, 2008
	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
	(in millions of euros, except percentages)
Assets
Cash and balances with central banks	17,760	150	1.71%	13,130	225	3.45%
Debt securities, equity instruments and derivatives	134,238	2,171	3.26%	114,803	2,426	4.25%
Loans and receivables	361,153	10,520	5.87%	341,252	12,002	7.09%
Loans and advances to credit institutions	27,569	440	3.22%	28,966	690	4.79%
In euro(2)	16,466	264	3.23%	20,446	468	4.61%
In other currencies(3)	11,103	176	3.19%	8,520	222	5.24%
Loans and advances to customers	333,584	10,081	6.09%	312,286	11,312	7.28%
In euro(2)	224,373	5,324	4.78%	216,856	6,323	5.86%
In other currencies(3)	109,211	4,757	8.78%	95,430	4,989	10.51%
Other financial income	—	69	—	—	129	—
Non-earning assets	32,199	—	—	30,273	—	—

Total average assets	545,350	12,911	4.77%	499,458	14,782	5.95%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet — Liabilities and Interest paid on interest bearing Liabilities
	Six months ended June 30, 2009			Six months ended June 30, 2008
	Average		Average	Average		Average
	Balance	Interest	Yield(1)	Balance	Interest	Yield(1)
	(in millions of euros, except percentages)
Liabilities
Deposits from central banks and credit institutions	72,081	1,316	3.68%	73,905	1,883	5.12%
In euro(2)	30,854	572	3.74%	31,528	799	5.10%
In other currencies(3)	41,227	744	3.64%	42,377	1,084	5.14%
Customer deposits	248,261	2,546	2.07%	227,863	3,779	3.34%
In euro(2)	116,854	899	1.55%	114,453	1,699	2.99%
In other currencies(3)	131,407	1,647	2.53%	113,410	2,080	3.69%
Debt securities and subordinated liabilities	123,203	1,920	3.14%	118,548	3,176	5.39%
In euro(2)	94,067	1,482	3.18%	99,078	2,716	5.51%
In other currencies(3)	29,136	438	3.02%	19,470	460	4.75%
Other financial costs	—	271	—	—	389	—
Non-interest-bearing liabilities	73,369	—	—	51,911	—	—
Stockholders’ equity	28,436	—	—	27,230	—	—

Total average liabilities	545,350	6,053	2.24%	499,458	9,227	3.72%

(1)	Rates have been presented on a non-taxable equivalent basis.

(2)	Amounts reflected in euro correspond to predominantly domestic activities.

(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income—Volume and Rate Analysis
     The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2009 compared to the six months ended June 30, 2008. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	Six months ended June 30, 2009/
	Six months ended June 30, 2008
	Increase (decrease) due to changes in
	Volume (1)	Rate(1) (2)	Net Change
	(in millions of euros)
Interest income
Cash and balances with central bank	78	(153)	(75)
Debt securities, equity instruments and derivatives	395	(650)	(255)
Loans and advances to credit institutions	(37)	(214)	(251)
In euros	(93)	(111)	(204)
In other currencies	66	(112)	(46)
Loans and advances to customers	705	(1,937)	(1,232)
In euros	183	(1,183)	(1,000)
In other currencies	689	(921)	(232)
Other financial income	—	(59)	(59)

Total income	1,270	(3,141)	(1,871)
Interest expense
Deposits from central banks and credit institutions	(57)	(510)	(567)
In euros	(21)	(205)	(227)
In other currencies	(35)	(305)	(340)
Customer deposits	316	(1,550)	(1,234)
In euros	26	(826)	(800)
In other currencies	317	(751)	(434)
Debt certificates and subordinated liabilities	107	(1,363)	(1,256)
In euros	(152)	(1,083)	(1,234)
In other currencies	225	(248)	(23)
Other financial costs	—	(118)	(118)

Total expense	792	(3,967)	(3,175)

Net interest income	478	826	1,303

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.

(2)	Rates have been presented on a non-taxable equivalent basis.
Interest Earning Assets—Margin and Spread
     The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2009(*)	2008(*)
	(in millions of euros, except %)
Average interest earning assets	513,151	469,185
Gross yield (1)	2.47%	3.10%
Net yield (2)	2.32%	2.91%
Net interest margin (3)	1.34%	1.18%
Average effective rate paid on all interest-bearing liabilities	1.11%	1.85%
Spread (4)	1.36%	1.25%

(*)	Ratios are not annualized.

(1)	Gross yield represents total interest income divided by average interest earning assets.

(2)	Net yield represents total interest income divided by total average assets.

(3)	Net interest margin represents net interest income as percentage of average interest earning assets.

(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS
Interest-Bearing Deposits in Other Banks
     As of June 30, 2009, interbank deposits represented 3.74% of our assets. Of such interbank deposits, 29.47% were held outside of Spain and 70.53% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
     As of June 30, 2009, our securities were carried on our consolidated balance sheet at a book value of €99,752 million, representing 18.38% of our assets compared to 15.74% of our assets as of December 31, 2008. €25,076 million or 25.14% of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2009 on investment securities that BBVA held was 3.95%, compared to an average yield of approximately 5.87% earned on loans and receivables for the six months ended June 30, 2009. The market or appraised value of our total securities portfolio as of June 30, 2009 was €99,733 million. See Notes 10, 12 and 14 to the Interim Consolidated Financial Statements. For a discussion of our investments in affiliates, see Note 17 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1.a and 8 to the Interim Consolidated Financial Statements. Our holdings of Spanish government debt increased significantly year-on-year as such debt had an attractive risk — return profile in the light of the financial crisis.
     The following table analyzes the book value and market value of our ownership of debt securities and equity securities as of June 30, 2009 and 2008. Trading portfolio and investments in affiliated companies consolidated under the equity method are not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2009		As of June 30, 2008
	Amortized		Amortized
	Cost	Fair Value(1)	Cost	Fair Value(1)
	(in millions of euros)
DEBT SECURITIES —

AVAILABLE FOR SALE PORTFOLIO
Domestic—	20,424	20,557	10,193	10,150
Spanish Government	14,520	14,645	4,456	4,457
Other debt securities	5,904	5,912	5,737	5,693
International—	29,502	29,062	26,969	26,687
United States —	7,534	7,262	8,372	8,270
U.S. Treasury and other U.S. Government agencies	455	423	81	82
States and political subdivisions	415	426	365	365
Other debt securities	6,664	6,413	7,926	7,823
Other countries —	21,968	21,800	18,597	18,417
Securities of other foreign Governments	14,257	14,255	11,026	10,940
Other debt securities	7,711	7,545	7,572	7,477

TOTAL AVAILABLE FOR SALE PORTFOLIO	49,926	49,619	37,162	36,837

HELD TO MATURITY PORTFOLIO
Domestic—	2,279	2,240	2,374	2,180
Spanish Government	1,335	1,339	1,398	1,299
Other debt securities	944	901	976	881
International—	2,820	2,840	3,028	2,848

TOTAL HELD TO MATURITY PORTFOLIO	5,099	5,080	5,402	5,028

TOTAL DEBT SECURITIES	55,025	54,699	42,565	41,865

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.

	As of June 30, 2009		As of June 30, 2008
	Amortized		Amortized
	Cost	Fair Value(1)	Cost	Fair Value(1)
	(in millions of euros)
EQUITY SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic—	3,319	4,618	4,119	6,203
Equity listed	3,287	4,586	4,076	6,165
Equity unlisted	32	32	43	38
International—	3,127	3,148	3,127	3,159
United States—	603	696	705	692
Equity listed	106	89	479	473
Equity unlisted	497	607	226	219
Other countries—	2,524	2,452	2,422	2,467
Equity listed	2,263	2,189	2,302	2,338
Equity unlisted	261	263	120	129

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,446	7,766	7,246	9,363

TOTAL EQUITY SECURITIES	6,446	7,766	7,246	9,363

TOTAL INVESTMENT SECURITIES	61,471	62,465	49,811	51,227

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimate or on unaudited financial statements, when available.
     The following table analyzes the maturities of our debt securities, excluding trading portfolio, by type and geographical area as of June 30, 2009.

	Maturing at one year or		Maturing after one year		Maturing after five		Maturing after ten
	less		to five years		year to ten years		years
	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Amount	Yield %(1)	Total
	(in millions of euros, except %)
AVAILABLE FOR SALE PORTFOLIO
Domestic:
Spanish government	119	5.74	6,694	4.24	4,003	4.28	3,829	5.56	14,645
Other debt securities	1,067	3.80	3,732	3.71	278	3.38	835	3.74	5,912

Total Domestic	1,186	3.97	10,426	4.04	4,281	4.21	4,664	5.16	20,557

International:
United States:	985	4.69	3,083	5.30	1,784	4.62	1,410	1.77	7,262
U.S. Treasury and other U.S. government securities	160	3.46	18	5.28	—	—	245	0.96	423
States and political subdivisions	70	6.74	145	6.31	159	6.32	52	6.41	426
Other debt securities	755	4.85	2,920	5.27	1,625	4.51	1,113	1.82	6,413
Other countries:	2,603	3.93	9,799	5.37	5,438	5.40	3,960	4.85	21,800
Securities of other foreign governments	666	6.41	7,483	5.90	4,018	5.88	2,088	5.26	14,255
Other debt securities	1,937	3.25	2,316	3.67	1,420	4.25	1,872	4.46	7,545

Total International	3,588	4.16	12,882	5.35	7,222	5.19	5,370	3.80	29,062

Total Available for sale	4,774	4.10	23,308	4.70	11,503	4.78	10,034	4.44	49,619

HELD TO MATURITY PORTFOLIO
Domestic:	164	4.59	330	4.68	1,603	3.47	182	3.93	2,279
Spanish government	110	5.11	118	5.25	1,053	3.22	54	4.20	1,335
Other debt securities	54	3.47	212	4.35	550	3.96	128	3.81	944
International:	85	5.27	918	4.00	1,594	4.09	223	3.75	2,820

Total held to maturity	249	4.82	1,248	4.17	3,197	3.78	405	3.83	5,099

TOTAL DEBT SECURITIES	5,023	4.14	24,556	4.67	14,700	4.56	10,439	4.42	54,718

(1)	Rates have been presented on a non-taxable equivalent basis.

Loans and Advances to Credit Institutions
     As of June 30, 2009, our total loans and advances to credit institutions amounted to €24,513 million, or 4.52% of total assets compared to 6.21% of total assets as of December 31, 2008. Net of our valuation adjustments, loans and advances to credit institutions amounted to €24,533 million as of June 30, 2009, or 4.52% of our total assets.
Loans and Advances to Customers
     As of June 30, 2009, our total loans and leases amounted to €334,440 million, or 61.63% of total assets compared to 62.90% of total assets as of December 31, 2008. Net of our valuation adjustments, loans and leases amounted to €327,926 million as of June 30, 2009, or 60.43% of our total assets. As of June 30, 2009 our loans in Spain amounted to €206,731 million. Our foreign loans amounted to €127,709 million as of June 30, 2009.
      Loans by Geographic Area
     The following table analyzes, by domicile of the customer, our net loans and leases as of each of the dates indicated:

		As of
	As of June 30,	December 31,	As of June 30,
	2009	2008	2008
	(in millions of euros)
Domestic	206,731	208,474	210,968
Foreign
Western Europe	26,854	28,546	24,879
Latin America	60,693	61,978	58,478
United States	34,310	35,498	33,545
Other	5,852	6,826	4,871
Total foreign	127,709	132,848	121,773

Total loans and leases	334,440	341,322	332,741

Valuation adjustments	(6,514)	(6,062)	(6,810)

Total net lending	327,926	335,260	325,931

     Loans by Type of Customer
     The following table analyzes by domicile and type of customer our net loans and leases as of each of the dates indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

		As of
	As of June 30,	December 31,	As of June 30,
	2009	2008	2008
	(in millions of euros)
Domestic
Government	18,951	17,436	17,219
Agriculture	1,801	1,898	1,930
Industrial	17,613	17,976	18,773
Real estate and construction	37,755	38,632	37,440
Commercial and financial	18,750	17,165	15,607
Loans to individuals	88,454	88,712	92,450
Lease financing	7,087	7,702	8,009
Other	16,320	18,953	19,540

Total domestic	206,731	208,474	210,968
Foreign
Government	5,101	5,066	5,316
Agriculture	1,916	2,211	1,772
Industrial	29,184	28,600	24,736
Real estate and construction	15,787	15,890	10,872
Commercial and financial	26,097	27,720	30,074
Loans to individuals	37,332	39,178	37,080
Lease financing	1,632	1,683	1,443
Other	10,660	12,500	10,480

Total foreign	127,709	132,848	121,773

Total loans and leases	334,440	341,322	332,741
Valuation adjustments	(6,514)	(6,062)	(6,810)

Total net lending	327,926	335,260	325,931

     The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

		As of
	As of June 30,	December 31,	As of June 30,
	2009	2008	2008
	(in millions of euros)
In euros	221,901	226,855	227,446
In other currencies	106,026	108,405	98,485

Total net lending	327,926	335,260	325,931

     As of June 30, 2009, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €638 million, compared to €507 million as of December 31, 2008. Loans outstanding to the Spanish government and its agencies amounted to €19,231 million, or 5.75% of our total loans and leases as of June 30, 2009, compared to €17,770 million, or 5.21% of our total loans and leases as of December 31, 2008. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
     Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2009, excluding government-related loans, amounted to €14,636 million or approximately 4.38% of our total outstanding loans and leases.

     Maturity and Interest Sensitivity
     The following table sets forth an analysis by maturity of our total loans and leases by domicile of the office that issued the loan and type of customer, disregarding valuation adjustment, as of June 30, 2009. The determination of maturities is based on contract terms.

	Maturity
		Due After One
	Due in One	Year Through	Due After
	Year or Less	Five Years	Five Years	Total
	(in millions of euros)
Domestic:
Government	7,699	5,271	5,980	18,950
Agriculture	721	667	413	1,801
Industrial	13,091	3,128	1,394	17,613
Real estate and construction	14,628	9,481	13,646	37,755
Commercial and financial	10,230	5,365	3,155	18,750
Loans to individuals	10,972	16,826	60,656	88,454
Lease financing	581	2,860	3,646	7,087
Other	10,473	3,380	2,467	16,320

Total domestic	68,395	46,978	91,357	206,730

Foreign:
Government	499	2,883	1,719	5,101
Agriculture	850	931	135	1,916
Industrial	9,673	15,695	3,816	29,184
Real estate and construction	7,700	5,323	2,764	15,787
Commercial and financial	12,589	9,757	3,750	26,096
Loans to individuals	2,657	10,453	24,223	37,333
Lease financing	430	1,025	177	1,632
Other	4,608	4,479	1,574	10,661

Total foreign	39,006	50,546	38,158	127,710
Total loans and leases	107,401	97,524	129,515	334,440

     The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2009.

	Interest Sensitivity of
	Outstanding Loans and Leases
	Maturing in More Than One
	Year
	Domestic	Foreign	Total
	(in millions of euros)
Fixed rate	19,394	50,965	70,359
Variable rate	118,942	37,738	156,680

Total loans and leases	138,336	88,703	227,039

Loan Loss Reserve for Loans and Advances
     For a discussion of loan loss reserves, as of June 30, 2009 and December 31, 2008, see “Item 5. Operating and Financial Review and Prospects—Critical accounting policies—Allowance for loan losses” in our 2008 Form 20-F and Note 2.2.1.b) to the Interim Consolidated Financial Statements included herein.
     The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries for periods indicated.

	Six months	Year ended	Six months
	ended June 30	December 31	ended June 30
	2009	2008	2008
	(in millions of euros, except %)
Loan loss reserve at beginning of period:
Domestic	3,766	3,459	3,459
Foreign	3,740	3,685	3,685

Total loan loss reserve at beginning of period	7,506	7,144	7,144

Loans charged off:
Domestic:
Government and other Agencies	—	—	—
Real estate and loans to individuals	(323)	(639)	(252)
Commercial and financial	(9)	(16)	(7)
Other	—	—	—
Total Domestic	(332)	(655)	(259)
Foreign	(1,050)	(1,296)	(523)

Total loans charged off	(1,382)	(1,951)	(782)

Provision for loan losses:
Domestic	594	953	425
Foreign	1,356	2,035	810

Total provision for loan losses	1,950	2,988	1,235
Acquisition and disposition of subsidiaries	—	—	—
Effect of foreign currency translation and other	(294)	(676)	(189)

Loan loss reserve at end of period:
Domestic	3,885	3,766	3,633
Foreign	3,893	3,740	3,775
Total loan loss reserve at end of period	7,778	7,506	7,408
Loan loss reserve as a percentage of total loans and leases at end of period	2.20%	2.03%	2.07%
Net loan charge-offs as a percentage of total loans and leases at end of period	0.39%	0.53%	0.22%
     As of June 30, 2009, our loan loss reserves as a percentage of total loans and leases increased to 2.20% from 2.03% as of December 31, 2008, principally due to the increase in provisions and a decrease in total loans and leases.
     We do not maintain records allocating the amount of charge-offs and the amount of recoveries by loan category. Also, at the time that a loan is charged off in accordance with Bank of Spain guidelines, it will normally be substantially or fully reserved and, accordingly, such charge-off would have a very limited effect on our net income attributed to parent company or stockholders’ equity. Accordingly, we believe that information relating to domestic reserves and charge-offs by loan category is of less relevance than would be the case for a U.S. bank.
Substandard Loans
     We classify loans as substandard loans in accordance with the requirements under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in respect of “impaired loans”. As we described in Note 2.2.1.b) to the Interim Consolidated Financial Statements, loans are considered to be impaired loans, and accrual of the interest thereon is suspended, when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. In addition, all loans that are 90 days past due, even if well-collateralized and in the process of being collected are automatically considered non-accrual if they are classified as substandard loans.
     When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
     Interest on all of our substandard non-accrual loans is not credited to income until actually collected. The aggregated amount of gross interest income that would have been recorded in respect of our substandard loans for the six months ended June 30, 2009 and 2008 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €1,257 million and €839 million, respectively.

     Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our substandard loans to customers which was included in net income attributed to parent company for the six months ended June 30, 2009 and 2008 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €89 million and €73 million, respectively.
     The following table provides information regarding our substandard loans as of the dates indicated:

	As of June 30,	As of December 31,
	2009	2008
	(in millions of euros, except %)
Substandard loans:
Domestic	8,156	5,700
Public sector	61	79
Other resident sectors	7,797	5,483
Non-resident sector	298	138
Foreign	3,469	2,840
Public sector	38	22
Other resident sectors	—	—
Non-resident sector	3,431	2,818

Total substandard loans	11,625	8,540

Total loan loss reserve	(7,778)	(7,505)

Substandard loans net of reserves	3,847	1,035
Substandard loans as a percentage of total loans and receivables (net)	3.2%	2.3%
Substandard loans (net of reserves) as a percentage of total loans and receivables (net)	1.1%	0.3%
     Our total substandard loans jumped to €11,625 million as of June 30, 2009, compared to €8,540 million as of December 31, 2008, principally due to an increase in substandard loans to customers in Spain generally due to a less favorable macroeconomic environment. As a result of the increase in total substandard loans described above, our substandard loans as a percentage of total loans and receivables (net) increased sharply from 2.3% as of December 31, 2008 to 3.2% as of June 30, 2009. Our loan loss reserves as a percentage of substandard loans as of June 30, 2009 declined to 67% from 88% as of December 31, 2008.
     Substandard loans to other resident sectors in Spain increased as of June 30, 2009 to €8,156 from €5,700 as of December 31, 2008 mainly due to the increase in substandard mortgage loans and real estate and construction loans. Substandard mortgage loans increased sharply to €2,867 million as of June 30, 2009 from €2,033 million as of December 31, 2008 and real estate and construction loans increased sharply to €3,411 million, as of June 30, 2009, from €2,176 million as of December 31, 2008.
     The following table provides information, by domicile and type of customer, regarding our substandard loans and the loan loss reserves to customers taken for each substandard loan category, as of June 30, 2009.

			Substandard
			Loans as a
		Loan	percentage
	Substandard	Loss	of Loans in
	Loans	Reserve	Category
	(in millions of euros, except %)
Domestic:
Government	61	7	0.32%
Agricultural	68	23	3.79%
Industrial	470	161	2.67%
Real estate and construction	3,411	845	9.03%
Commercial and financial	653	204	3.48%
Loans to individuals	3,021	646	3.42%
Other	472	213	2.02%

Total domestic	8,156	2,099	3.95%

Total foreign	3,469	2,048	2.72%
Unllocated reserve	—	3,631

Total	11,625	7,778	3.48%

Foreign Country Outstandings
     The following tables set forth, as of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2009 and as of December 31, 2008. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of June 30,		As of December 31,
	2009		2008
		% of Total		% of Total
	Amount	Assets	Amount	Assets
	(in millions of euros, except percentages)
OECD
United Kingdom	6,576	1.21%	7,542	1.39%
Mexico	4,056	0.75%	4,644	0.86%
Other OECD	5,944	1.10%	6,514	1.20%

Total OECD	16,576	3.05%	18,700	3.45%
Central and South America	3,606	0.66%	4,092	0.75%
Others	4,960	0.91%	5,676	1.05%

Total	25,142	4.63%	28,468	5.25%

     The following tables set forth the amounts of our cross-border outstandings as of as of June 30, 2009 and December 31, 2008 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

		Banks and
		Other	Commercial,
		Financial	Industrial
	Governments	Institutions	and Other	Total
	(in millions of euros)
As of June 30, 2009
Mexico	4	111	3,941	4,056
United Kingdom	—	4,763	1,813	6,576

Total	4	4,874	5,754	10,632

As of December 31, 2008
Mexico	4	228	4,412	4,644
United Kingdom	—	5,113	2,429	7,542

Total	4	5,341	6,841	12,186

     The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

     The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2009.

Minimum Percentage of
Coverage (Outstandings
Categories(1)	Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.

(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.

(3)	Outstandings to very doubtful countries are treated as substandard under Bank of Spain regulations.

(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories as of June 30, 2009.
     Our exposure to borrowers in countries with difficulties (the last 4 categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €1,562 million and €334 million as of June 30, 2009 and December 31, 2008, respectively, due to the categorization by the Bank of Spain of Brazil as a “country with transitory difficulties”. These figures do not reflect loan loss reserves of 12.02% and 14.07%, respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2009 did not in the aggregate exceed 0.29% of our total assets.
LIABILITIES
Deposits
     The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated.

	As of June 30, 2009
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(in millions of euros)
Total domestic	96,576	17,644	8,416	122,636
Foreign:
Western Europe	26,068	4,847	18,047	48,962
Latin America	61,719	831	13,273	75,823
United States	60,472	3,241	6,186	69,899
Other	3,234	388	3,831	7,453

Total foreign	151,493	9,307	41,337	202,137

Total	248,069	26,951	49,753	324,773

	As of December 31, 2008
		Bank of Spain and	Other
	Customer	Other Central	Credit
	Deposits	Banks	Institutions	Total
	(in millions of euros)
Total domestic	105,146	6,132	6,220	117,498
Foreign:
Western Europe	26,341	5,524	20,293	52,158
Latin America	57,193	844	10,987	69,024
United States	56,185	4,061	9,297	69,543
Other	8,860	201	2,776	11,837

Total foreign	148,579	10,630	43,353	202,562

Total	253,725	16,762	49,573	320,061

     For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 22 to the Interim Consolidated Financial Statements.
     As of June 30, 2009, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €70,751 considering the noon buying rate as of June 30, 2009) or greater was as follows:

	As of June 30, 2009
	Domestic	Foreign	Total
	(in millions of euros)
3 months or under	8,420	51,116	59,536
Over 3 to 6 months	5,458	12,005	17,463
Over 6 to 12 months	6,998	3,045	10,043
Over 12 months	9,165	3,111	12,276

Total	30,041	69,277	99,318

     Time deposits from Spanish and foreign financial institutions amounted to €33,432 million as of June 30, 2009, substantially all of which were in excess of $100,000 (approximately €70,751 as of June 30, 2009).
     Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2009 and December 31, 2008, see Note 22 to the Interim Consolidated Financial Statements.

Short-term Borrowings
     Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2009, December 31, 2008 and June 30, 2008.

	As of June 30, 2009
	Amount	Average rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	26,756	3.23%
Average during first half year	24,635	3.37%
Maximum quarter-end balance	29,421	—
Bank promissory notes:
As of June 30	28,384	1.23%
Average during first half year	28,351	1.75%
Maximum quarter-end balance	30,919	—
Bonds and Subordinated debt:
As of June 30	18,220	2.67%
Average during first half year	16,672	2.97%
Maximum quarter-end balance	16,186	—
Total short-term borrowings as of June 30, 2009	73,360	2.35%

	As of December 31, 2008
	Amount	Average rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	28,206	4.66%
Average during year	34,729	5.62%
Maximum quarter-end balance	34,202	—
Bank promissory notes:
At December 31	20,061	3.70%
Average during year	15,661	4.57%
Maximum quarter-end balance	20,061	—
Bonds and Subordinated debt:
At December 31	13,565	4.66%
Average during year	12,447	5.18%
Maximum quarter-end balance	15,822	—
Total short-term borrowings as of December 31, 2008	61,832	4.35%

	As of June 30, 2008
	Amount	Average rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	35,918	5.73%
Average during first half year	40,448	5.64%
Maximum quarter-end balance	35,737	—
Bank promissory notes:
As of June 30	15,518	4.63%
Average during first half year	10,741	4.50%
Maximum quarter-end balance	8,336	—
Bonds and Subordinated debt:
As of June 30	11,416	5.61%
Average during first half year	13,832	5.11%
Maximum quarter-end balance	15,615	—
Total short-term borrowings as of June 30, 2008	62,852	5.44%

Return on Equity
     The following table sets out our return on equity ratios:

	As of June 30,	As of December 31,	As of June 30,
	2009	2008	2008
Return on equity (1)	21.5	21.5	26.0
Return on assets (2)	1.12	1.04	1.28
Equity to assets ratio(3)	5.41	4.90	5.12

(1)	Represents annualized net income attributed to parent company for the period, which we calculate as our net income attributed to parent company for the period multiplied by two, as a percentage of average stockholders’ funds for the period.

(2)	Represents annualized net income for the period, which we calculate as our net income for the period multiplied by two, as a percentage of average total assets for the period.

(3)	Represents total stockholders’ funds over total assets
UNRESOLVED STAFF COMMENTS
     As part of a periodic review of our 2008 Form 20-F by the Division of Corporation Finance of the SEC, we received on June 30, 2009 a comment letter from the SEC staff (the “Staff”). We have cooperated fully with the Staff in connection with their review in order to resolve all outstanding comments and provided our responses to the Staff on July, 15, 2009.
     The Staff’s comments focused principally on the level of disclosure in the 2008 Form 20-F related to IFRS 7 and the allowance for loan losses under both IFRS and U.S. GAAP. We believe that we have provided adequate responses to all the Staff’s comments and we have committed to enhance the disclosure regarding these issues in our future filings.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Summary Economic Background to Results of Operations
     The six month period ended June 30, 2009 has been characterized by the continuation of the international economic crisis, which has not yet reached its conclusion. Financial markets have suffered strong disruptions during this period, with general declines in stock market levels in the first half of the period worldwide, which eventually recovered by the end of June 2009 to the levels reached at the end of 2008.
     In the first part of the year the international macroeconomic environment has continued deteriorating and, as mentioned above, financial markets have suffered important disruptions, although liquidity in the markets is recovering gradually. Despite this gradual recovery markets continue to show liquidity tensions and interbank markets are still not functioning normally. Therefore, market interest rates have remained high during the period, in particular in the short term. The period has also been characterized by additional increases in volatility.
     In the United States, where the financial crisis originated, economic indicators showed evidence of a continued slowdown of the economy, although they appeared to have stabilized albeit at very low levels. Real estate market adjustments continue, as reflected by data on home sales (new and existing), consumer confidence and unemployment applications. Moreover, economic indicators such as industrial production (which had decreased for nine consecutive months) and the ISM manufacturing index, reflect the recessionary process that the economy is still facing.
     In the euro area and Spain the latest economic indicators also generally reflected a continuing recession. In Europe economic activity continues falling: activity in industry and the service sector is at historical minimum levels, as reflected by the purchasing managers indices that were below 50 points (40.7 for manufacturing and 44.8 for services) in June, and also by the deterioration of confidence indicators. As is also happening in the United States, unemployment rates are increasing, confirming real gross domestic product, or “GDP”, deterioration. Therefore, the improvement showed by some leading indicators is still not translated into economic indicators.
     This downturn in the outlook for the world economy has resulted in an intensification of the adjustment process in the Spanish economy. The deterioration observed in employment indicators during the last months of 2008 and the first six months of 2009 has continued with unemployment reaching 17.9% at the end of the period, with very negative effects on consumer and business confidence. Moreover, during the first half of 2009 this contraction spread towards segments of the economy which had hitherto remained relatively unaffected by the recession, such as exports. Another factor to be taken into account is that the Spanish economy continues to be negatively affected by the shrinking of the real estate and construction sectors. The end of the recession will be relatively slow given the foreseeable long period of de-leveraging, the absence of a sufficiently dynamic environment abroad to boost growth in Spain, and the limited long-term effectiveness of fiscal stimulus packages to sustain economic growth. In addition, uncertainty over policy measures in the short term also pose some concerns in the outlook.
     Thus, governments in the United States and in several countries of the EU have continued implementing specific plans. Measures announced are intended to solve the liquidity and solvency problems of financial institutions, to restore confidence and to recover long-term funding mechanisms, in principle with a limited cost that can be recovered over time. In Spain, public aid has been implemented via the Financial Assets Acquisition Fund auctions (FAAF), a public guarantee for the issuance of securities by financial institutions and the Banking Organizing and Restructuring Fund (FROB).
     By the end of 2008, interest rates in the United States reached historical minimums at 0 to 0.25%. In 2009, the ECB and the Bank of England lowered rates again down to 1 % and 0.5% respectively. In addition, several central banks started implementing non-conventional monetary policy, like asset purchases, although in the case of the ECB in a more gradual way.
     Despite the international environment, the economic situation in Latin America continues to be generally relatively positive, due to internal demand growth and the strengths accumulated before the crisis. The exception is Mexico, which has been affected by three negative factors in the period. First there has been a steep decline in the demand for durable goods in the United States which has historically been the destination for approximately 80% of Mexico’s manufacturing exports. Second, the international financial crisis increased the cost of capital to finance Mexican businesses and the public sector. Finally, the Mexican economy was negatively affected by the public health emergency caused by the H1N1 influenza outbreak in the second quarter of the year, which had a significant negative impact on the tourism industry. Overall, the decline in real GDP in the first half of 2009 has been steeper than the adjustment observed in 1995, albeit this time with no inflation, and no domestic financial or banking crisis.
     In fact, similar to other Latin American countries with a much better economic performance, Mexico has also been able to implement countercyclical policies for the first time in a recession. Most of these countries have obtained generalized decreases in interest rates. In Mexico, for example, the interbank interest rate has decreased during the six months ended June 30, 2009, closing the period slightly above 5%.

BBVA Group Results of Operations For The Six Months Ended June 30, 2009 Compared to the Six Months Ended June 30, 2008
     The changes in the Group’s consolidated income statements for the six months ended June 30, 2009 and 2008 were as follows:
EU-IFRS (*)

	Six months ended June 30,		Change
	2009	2008	2009/2008

	(Millions of euros)%
Interest and similar income	12,911	14,782	(12.66)%
Interest expense and similar charges	(6,053)	(9,227)	(34.40)%

Net interest income	6,858	5,555	23.46%
Dividend income	248	241	2.90%
Share of profit or loss of entities accounted for using the equity method	27	173	(84.39)%
Fee and commission income	2,638	2,778	(5.04)%
Fee and commission expenses	(457)	(494)	(7.49)%
Net gains (losses) on financial assets and liabilities	446	1,018	(56.19)%
Net exchange differences	352	142	147.89%
Other operating income	1,755	1,931	(9.11)%
Other operating expenses	(1,487)	(1,718)	(13.45)%

Gross income	10,380	9,626	7.83%
Administration costs	(3,734)	(3,816)	(2.15)%
Personnel expenses	(2,291)	(2,343)	(2.22)%
General and administrative expenses	(1,443)	(1,473)	(2.04)%
Depreciation and amortization	(354)	(338)	4.73%
Provisions (net)	(152)	(612)	(75.16)%
Impairment on financial assets (net)	(1,945)	(1,164)	67.08%

Net operating income	4,195	3,696	13.50%
Impairment on other assets (net)	(271)	(6)	n.m. (1)

Gains (losses) in written off assets not classified as non-current assets held for sale	9	21	(57.64)%

Gains (losses) in non-current assets held for sale not classified as discontinued operations	70	779	(91.01)%

Income before tax	4,003	4,490	(10.85)%
Income tax	(961)	(1,213)	(20.80)%

Net income	3,042	3,277	(7.17)%
Profit or loss attributed to minority interest	(243)	(169)	43.79%

Net income attributed to parent company	2,799	3,108	(9.95)%

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004

(1)	Not meaningful
     Period-on-period comparisons of the BBVA Group’s results of operations for the six months ended June 30, 2009 compared to for the six months ended June 30, 2008 are affected by a series of one-off items during the first half of 2008:
•	a before-tax credit of €727 million (€509 million net of tax) on the sale of the Group’s investment in Bradesco which principally affected gains (losses) in non-current assets held for sale not classified as discontinued operations; and

•	a before-tax charge of €470 million (€329 million net of tax) in connection with a non-recurring early retirement scheme implemented in Spain as part of the Group’s Transformation Plan.
     The net impact in net income attributed to parent company of these items, was the recognition of additional non-recurring income in the amount of €180 million in the first half of 2008.

     Net interest income
     The following table summarizes the principal components of net interest income for the six months ended June 30, 2009 compared to the six months ended June 30, 2008.

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(millions of euros)		(%)
Interest and similar income	12,911	14,782	(12.66)%
Interest expense and similar charges	(6,053)	(9,227)	(34.40)%

Net interest income	6,858	5,555	23.46%

     Net interest income for the six months ended June 30, 2009 was €6,858 million, a 23.46% increase over the €5,555 million recorded for the six months ended June 30, 2008. This growth, against a backdrop of slowing business volumes and declining interest rates, primarily reflects the widening in customer spreads and active balance sheet management.
     Dividend income
     Dividend income for the six months ended June 30, 2009 was €248 million, in line with the €241 million recorded for the six months ended June 30, 2008, due primarily to dividends received from Telefónica, S.A.
     Share of profit or loss of entities accounted for using the equity method
     Share of profit or loss of entities accounted for using the equity method for the six months ended June 30, 2009 was €27 million, a 84.39% decrease from the €173 million recorded for the six months ended June 30, 2008, due primarily to a significant decrease in the amount contributed by Corporación IBV (€16 million for the six months ended June 30, 2009 compared to €145 million for the six months ended June 30, 2008), primarily as a result of our sale of our interest in Gamesa Corporación Tecnológica, S.A. in 2008.
     Fee and commission income
     The breakdown of fee and commission income for the six months ended June 30, 2009 and 2008 is as follows:

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(millions of euros)		(%)
Commitment fees	44	28	57.14%
Contingent Liabilities	130	118	10.17%
Documentary credits	21	21	n.m. (1)
Bank and other guarantees	109	97	12.37%
Arising from exchange of foreign currencies and banknotes	6	11	(45.45)%
Collection and payment services	1,268	1,313	(3.43)%
Securities services	836	983	(14.95)%
Counseling on and management of one-off transactions	2	6	(66.67)%
Financial and similar counseling services	11	11	n.m. (1)
Factoring transactions	6	14	(53.85)%
Non-banking financial products sales	46	52	(11.54)%
Other fees and commissions	289	242	19.42%

Fee and commission income	2,638	2,778	(5.04)%

(1)	Not meaningful

     Fee and commission income for the six months ended June 30, 2009 amounted to €2,638 million, a 5.04% decrease from €2,778 million for the six months ended June 30, 2008, due mainly to the decrease in fee and commission income from mutual funds. Fee and commission income from mutual funds, which is recorded under the heading “Securities services”, decreased as a result of a decrease in mutual fund assets under management for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 as a result of the negative performance of equity markets for the six months ended June 30, 2009 compared to the six months ended June 30, 2008 and, in markets such as Spain, the transfer of customer funds out of mutual funds, the value of which decreased by 24.16% as of June 30, 2009 from June 30, 2008, into time deposits.
     Fee and commission expenses
     The breakdown of fee and commission expenses for the six months ended June 30, 2009 and 2008 is as follows:

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(millions of euros)		(%)
Brokerage fees on lending and deposit transactions	3	5	(40.00)%
Fees and commissions assigned to third parties	335	302	10.93%
Other fees and commissions	119	187	(36.36)%

Fee and commission expenses	457	494	(7.49)%

     Fee and commission expenses for the six months ended June 30, 2009 amounted to €457 million, a 7.49% decrease from €494 million for the six months ended June 30, 2008, mainly due to a 36.36% decrease in other fees and commissions to €119 million for the six months ended June 30, 2009 from €187 million for the six months ended June 30, 2008 due to a decrease in insurance fee and commission expenses.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities for the six months ended June 30, 2009 amounted to €446 million, a 56.19% decrease from €1,018 million for the six months ended June 30, 2008, due primarily to the lower results generated by the Global Markets unit as a result of lower activity given market volatility. In addition, net gains (losses) on financial assets and liabilities for the six months ended June 30, 2008 included non-recurring gains of €125 million from the receipt of proceeds from Visa Inc.’s equity offering. Net exchange differences amounted to €352 million, an increase of 147.89% from €142 million for the six months ended June 30, 2008.
      Other operating income and expenses
     Other operating income amounted to €1,755 million for the six months ended June 30, 2009, a 9.11% decrease compared with €1,931 million for the six months ended June 30, 2008 primarily due to the lower volume of insurance policies written. Other operating expenses for the six months ended June 30, 2009 amounted to €1,487 million, a 13.45% decrease compared with the €1,718 million recorded for the six months ended June 30, 2008 primarily due to a decrease in commissions payable to sales agents as a result of the decrease in activity described above. As a result of the fact that other operating income decreased at a slower pace than other operating expenses, the net variation in operating income and expenses was a 25.82% increase with respect to the six months ended June 30, 2008.
      Gross income
     As a result of the foregoing, gross income for the six months ended June 30, 2009 was €10,380 million, a 7.83% increase over the €9,626 million recorded for the six months ended June 30, 2008.
     Administration costs
     Administration costs for the six months ended June 30, 2009 were €3,734 million, a 2.15% decrease over €3,816 million recorded for the six months ended June 30, 2008, due primarily to cost controls derived from the transformation and restructuring plans initiated in 2006, which resulted in the number of employees of the Group declining to 103,656 as of June 30, 2009 from 112,059 as of June 30, 2008.

     The table below provides a breakdown of personnel expenses for the six months ended June 30, 2009 and 2008.

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(millions of euros)		(%)
Wages and salaries	1,754	1,796	(2.34)%
Social security costs	276	288	(4.17)%
Transfers to internal pension provisions	22	31	(29.03)%
Contributions to external pension funds	34	33	3.03%
Other personnel expenses	205	195	5.13%

Personnel expenses	2,291	2,343	(2.22)%

     The table below provides a breakdown of general and administrative expenses for the six months ended June 30, 2009 and 2008.

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(millions of euros)		(%)
Technology and systems	279	290	(3.79)%
Communications	128	125	2.40%
Advertising	127	135	(5.93)%
Property, fixtures and materials	309	294	5.10%
Taxes other than income tax	129	169	(23.67)%
Other expenses	471	460	2.39%

General and administrative expenses	1,443	1,473	(2.04)%

     Depreciation and amortization
     Depreciation and amortization for the six months ended June 30, 2009 amounted to €354 million, a 4.84% increase over the €338 million recorded for the six months ended June 30, 2008, due primarily to the increase in amortization of software and properties.
     Provisions (net)
     Provisions (net) for the six months ended June 30, 2009 were €152 million, with an important decrease compared with the €612 million recorded for the six months ended June 30, 2008, primarily due to the larger provisions for early retirement recorded in the first half of 2008.
     Impairment on financial assets (net)
     Impairment on financial assets (net) was €1,945 million for the six months ended June 30, 2009, a 67.08% increase over the €1,164 million recorded for the six months ended June 30, 2008, due primarily to an increase in provisions in connection with the significant increase in substandard loans from €8,728 million as of June 30, 2008 to €11,914 million as of June 30, 2009, due primarily to the deterioration of the economic environment. The Group’s non-performing loan ratio increased substantially to 3.2% as of June 30, 2009 from 2.3% as of June 30, 2008. In addition, the Group’s coverage ratio dropped significantly to 68% as of June 30, 2009 from 167% as of June 30, 2008 mainly due to the write-offs made during the six months ended June 30, 2009.
     Net operating income
     As a result of the foregoing, net operating income for the six months ended June 30, 2009 was €4,195 million, a 13.50% increase over the €3,696 million recorded for the six months ended June 30, 2008.
     Impairment on other assets (net)
     Impairment on other assets (net) for the six months ended June 30, 2009 amounted to €271 million, an increase from the €6 million recorded for the six months ended June 30, 2008, due primarily to impairment charges for investments in tangible assets and inventories from our real estate businesses.
     Gains (losses) in written off assets not classified as non-current assets held for sale
     Gains (losses) in written off assets not classified as non-current assets held for sale for the six months ended June 30, 2009 amounted to a gain of €9 million, a decrease from the €21 million gain recorded for the six months ended June 30, 2008.

     Gains (losses) in non-current assets held for sale not classified as discontinued operations
     Gains (losses) in non-current assets held for sale not classified as discontinued operations for the six months ended June 30, 2009 amounted to a gain of €70 million, a 91.01% decrease from the €779 million gain recorded for the six months ended June 30, 2008. For the six months ended June 30, 2008 the gains (losses) in non-current assets held for sale not classified as discontinued operations, was primarily affected by a gross gain of €727 million from the sale of our stake in Bradesco.
     Income before tax
     As a result of the foregoing, income before tax for the six months ended June 30, 2009 was €4,003 million, a 10.85% decrease from the €4,490 million recorded for the six months ended June 30, 2008.
     Income tax
     Income tax for the six months ended June 30, 2009 amounted to €961 million, a 20.80% decrease from the €1,213 million recorded for the six months ended June 30, 2008, due to lower income before tax and higher income exempt from tax.
     Net income
     As a result of the foregoing net income for the six months ended June 30, 2009 was €3,042 million, a 7.17% decrease from the €3,277 million recorded for the six months ended June 30, 2008.
     Profit or loss attributable to minority interest
     Profit or loss attributable to minority interest for the six months ended June 30, 2009 was €243 million, a 44.05% increase over the €169 million recorded for the six months ended June 30, 2008, due primarily to greater profits obtained by certain of our Latin American subsidiaries, primarily in Venezuela, Peru and Chile, which have minority shareholders.
     Net income attributed to parent company
     Net income attributed to parent company for the six months ended June 30, 2009 was €2,799 million, a 9.95% decrease from the €3,108 million recorded for the six months ended June 30, 2008. Excluding the one-off items in the first half of 2008 described above, the net income attributed to parent company for the six months ended June 30, 2008 was €2,928 million.
Results of Operations by Business Areas for the Six Months Ended June 30, 2009 Compared to the Six Months Ended June 30, 2008
      Spain and Portugal

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(in millions of euros)		(%)
NET INTEREST INCOME	2,458	2,331	5.45%
Net fees and commissions	756	825	(8.38)%
Net gains (losses) on financial assets and liabilities and exchange differences	110	136	(19.12)%
Other operating income and expenses (net)	234	222	5.70%
GROSS INCOME	3,558	3,514	1.26%
Administration costs	(1,170)	(1,249)	(6.33)%
Depreciation and amortization	(53)	(59)	(9.50)%
Impairment on financial assets (net)	(504)	(351)	43.30%
Provisions (net) and other gains (losses)	(21)	8	n.m. (1)
INCOME BEFORE TAX	1,810	1,863	(2.86)%
Income tax	(540)	(571)	(5.51)%
NET INCOME	1,270	1,292	(1.69)%
Profit or loss attributed to minority interest	—	—	n.m. (1)
NET INCOME ATTRIBUTED TO PARENT COMPANY	1,270	1,292	(1.69)%

(1)	Not meaningful

     Net interest income
     Net interest income for the six months ended June 30, 2009 was €2,458 million, a 5.45% increase over the €2,331 million recorded for the six months ended June 30, 2008, due to a successful pricing policy. Interest rate cuts did not prevent the yield on loans to domestic customers in Spain from continuing its upward trend of the last two years. However, this was partially offset by an increase in the costs of deposits, mainly due to structural changes in customer funds, with time deposits playing an ever-increasing role.
     Net fees and commissions
     Net fees and commissions of this business area amounted to €756 million for the six months ended June 30, 2009, a 8.38% decrease from the €825 million recorded for the six months ended June 30, 2008, due primarily to the drop in fees from mutual and pension funds and other market-related products.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2009 was €110 million, a 19.12% decrease from the net gains of €136 million for the six months ended June 30, 2008, due primarily to lower activity levels given market volatility.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the six months ended June 30, 2009 was €234 million, a 5.70% increase over the €222 million recorded for the six months ended June 30, 2008, mainly due to decreased expenses related to this business area’s insurance businesses.
     Gross income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2009 was €3,558 million, a 1.26% increase over the €3,514 million recorded for the six months ended June 30, 2008.
     Administration costs
     Administration costs of this business area for the six months ended June 30, 2009 was €1,170 million, a 6.33% decrease from the €1,249 million recorded for the six months ended June 30, 2008, due primarily to the Group’s transformation plan, which helped to reduce wages and salaries, and thorough continued streamlining of the branch network.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business for the six months ended June 30, 2009 was €504 million, a 43.59% increase over the €351 million recorded for the six months ended June 30, 2008, due primarily to the significant increase in substandard loans as a result of the economic downturn. The business area’s non-performing loan ratio increased substantially to 3.7% as of June 30, 2009 from 1.2% as of June 30, 2008.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2009 was €1,810 million, a 2.86% decrease from the €1,863 million recorded for the six months ended June 30, 2008.
     Income tax
     Income tax of this business area for the six months ended June 30, 2009 was €540 million, a 5.51% decrease from the €571 million recorded for the six months ended June 30, 2008, primarily as a result of the decrease in income before tax.
     Net income attributed to parent company
     As a result of the foregoing, net income attributed to parent company of this business area for the six months ended June 30, 2009 was €1,270 million, a 1.69% decrease from the €1,292 million recorded for the six months ended June 30, 2008.

     Wholesale Banking and Asset Management

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(in millions of euros)		(%)
NET INTEREST INCOME	573	259	120.84%
Net fees and commissions	262	210	24.45%
Net gains (losses) on financial assets and liabilities and exchange differences	49	294	(83.46)%
Other operating income and expenses (net)	139	257	(45.94)%
GROSS INCOME	1,022	1,020	0.18%
Administration costs	(259)	(246)	5.28%
Depreciation and amortization	(5)	(4)	25.00%
Impairment on financial assets (net)	(14)	(78)	(82.05)%
Provisions (net) and other gains (losses)	—	5	n.m. (1)
INCOME BEFORE TAX	744	697	6.72%
Income tax	(203)	(138)	47.70%
NET INCOME	541	559	(3.34)%
Profit or loss attributed to minority interest	(2)	(2)	0.00%
NET INCOME ATTRIBUTED TO PARENT COMPANY	539	557	(3.35)%

(1)	Not meaningful.
     Net interest income and net gains (losses) on financial assets and liabilities and exchange differences
     For internal management purposes, “net interest income” and “net gains (losses) on financial assets and liabilities and exchange differences” for this business area are analyzed together. Net interest income includes the cost of funding of the market operations whose revenues are accounted for in the heading “Net gains (losses) on financial assets and liabilities and exchange differences”.
     Net interest income amounted to €573 million for the six months ended June 30, 2009, compared to €259 million for the six months ended June 30, 2008. Net gains (losses) on financial assets and liabilities and exchange differences amounted to €49 million, compared to €294 million for the six months ended June 30, 2008. The sum of these heading for the six months ended June 30, 2009 was €622 million, a 12.48% increase over the €553 million recorded for the six months ended June 30, 2008, due primarily to active price management and an increase in the number of customer transactions.
     Net fees and commissions
     Net fees and commissions of this business area for the six months ended June 30, 2009 was €262 million, a 24.45% increase from €210 million recorded for the six months ended June 30, 2008, mainly due to the fact that the area has increased its strategic focus on customers with the potential to generate high business volumes.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the six months ended June 30, 2009 was €139 million, a decrease of 45.94% from the €257 million recorded for the six months ended June 30, 2008, primarily reflecting the gains recognized on the sale of ownership interests in Gamesa in 2008.
     Gross income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2009 was €1,022 million, a 0.18% increase from the €1,020 million recorded for the six months ended June 30, 2008.
     Administration costs
     Administration costs of this business area for the six months ended June 30, 2009 were €259 million, a 5.28% increase over the €246 million recorded for the six months ended June 30, 2008, due primarily to an increase in the variable remuneration of the employees during the period in connection with growth of business in the area.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business area for the six months ended June 30, 2009 was €14 million, an 82.05% decrease from the €78 million recorded for the six months ended June 30, 2008, mainly due to a lower risk profile with a focus on customers with higher credit quality and larger business potential. Despite this focus, the non-performing loan ratio of this business area was 0.7% as of June 30, 2009 compared to 0.0% as of June 30, 2008.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2009 was €744 million, a 6.72% increase from the €697 million recorded for the six months ended June 30, 2008.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the six months ended June 30, 2009 was €539 million, a 3.35% decrease from the €557 million recorded for the six months ended June 30, 2008.
     Mexico

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(in millions of euros)		(%)
NET INTEREST INCOME	1,683	1,816	(7.36)%
Net fees and commissions	535	618	(13.44)%
Net gains (losses) on financial assets and liabilities and exchange differences	221	247	(10.22)%
Other operating income and expenses (net)	64	40	58.85%
GROSS INCOME	2,503	2,721	(8.01)%
Administration costs	(753)	(847)	(11.10)%
Depreciation and amortization	(33)	(40)	(19.60)%
Impairment on financial assets (net)	(740)	(448)	65.30%
Provisions (net) and other gains (losses)	(15)	(64)	(76.40)%
INCOME BEFORE TAX	962	1,322	(27.26)%
Income tax	(237)	(372)	(36.50)%
NET INCOME	725	950	(23.64)%
Profit or loss attributed to minority interest	(1)	—	n.m. (1)
NET INCOME ATTRIBUTED TO PARENT COMPANY	724	950	(23.70)%

(1)	Not meaningful.
     As discussed above under “Presentation of Financial Information Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average Mexican peso to euro exchange rate for the six months ended June 30, 2009 increased compared to the average exchange rate for the six months ended June 30, 2008 resulting in a negative exchange rate effect on the income statement for the six months ended June 30, 2009.
     Net interest income
     Net interest income of this business area for the six months ended June 30, 2009 was €1,683 million, a 7.36% decrease from the €1,816 million recorded for the six months ended June 30, 2008. However, at constant exchange rates, net interest income actually climbed 5.2% year-on-year, due primarily to the strong performance in retail banking (where demand deposits and customer loans both registered growth), as well as an active pricing policy. Positive price management has helped the area offset the current product-portfolio’s lower contribution to net interest income. The percentage of higher-margin products held or used by the area’s customers has decreased (namely, consumer credit and cards), which has been partially offset by the increase in lower-margin products (lending to SMEs, corporations and mortgages) held by or used by the area’s customers. Despite the decrease for the six months ended June 30, 2009 compared to the same period in 2008, conditions in Mexico gradually improved as the first half of 2009 progressed. Interbank interest rates continued falling in the second quarter of 2009 (the average Interbank Equilibrium Interest Rate (TIIE) was 5.9%, compared to 8.0% in the first quarter of 2009). This decrease, together with the adjustment in business mix (less weight given to consumer finance and credit cards), was reflected in the yield on loans. The latter fell 88 basis points compared to the first quarter of 2009 and the cost of deposits retreated 74 basis points compared to the first quarter of 2009. This led to a slight narrowing of the customer spread, which was 11.82% in the second quarter of 2009 compared to 11.96% in the first of 2009.

     Net fees and commissions
     Net fees and commissions of this business area for the six months ended June 30, 2009 was €535 million, a 13.44% decrease from the €618 million recorded for the six months ended June 30, 2008, due primarily to the lower pace of growth in credit cards.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2009 was €221 million, a 10.22% decrease from the €247 million for the six months ended June 30, 2008. The first half of 2008 included non-recurring gains from the sales of shares in the initial public offering of Visa Inc. and there was no comparable transaction in the first half of 2009.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the six months ended June 30, 2009 was €64 million a 58.85% increase over the €40 million recorded for the six months ended June 30, 2008, due primarily to an increase in income from the pension and insurance businesses.
     Gross income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2009 was €2,503 million, a 8.01% decrease from the €2,721 million recorded for the six months ended June 30, 2008.
     Administration costs
     Administration costs of this business area for the six months ended June 30, 2009 were €753 million, a 11.10% decrease from the €847 million recorded for the six months ended June 30, 2008. In the latter part of 2008 we instituted certain cost-control programs to limit the rate of local currency growth in administration costs in this business area, whose effects began to be felt in the first half of 2009.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business area for the six months ended June 30, 2009 was €740 million, a 65.30% increase over the €448 million recorded for the six months ended June 30, 2009 due primarily to increases from the consumer loan and credit card segments due to a general deterioration in economic conditions. As of June 30, 2009, the non-performing loan ratio stood at 3.9%, increasing significantly from 2.3% as of June 30, 2008.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2009 was €962 million, a 27.26% decrease compared to the €1,322 million recorded for the six months ended June 30, 2008.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the six months ended June 30, 2009 was €724 million, a 23.70% decrease over the €950 million recorded for the six months ended June 30, 2008.

United States

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(in millions of euros)		(%)
NET INTEREST INCOME	743	634	17.21%
Net fees and commissions	279	269	3.68%
Net gains (losses) on financial assets and liabilities and exchange differences	75	80	(5.83)%
Other operating income and expenses (net)	(25)	15	n.m. (1)
GROSS INCOME	1,072	998	7.51%
Administration costs	(541)	(518)	4.44%
Depreciation and amortization	(106)	(118)	(10.17)%
Impairment on financial assets (net)	(277)	(123)	n.m. (1)
Provisions (net) and other gains (losses)	(21)	5	n.m. (1)
INCOME BEFORE TAX	127	244	(47.99)%
Income tax	(42)	(80)	(47.84)%
NET INCOME	85	164	(48.06)%
Profit or loss attributed to minority interest	—	—	n.m. (1)
NET INCOME ATTRIBUTED TO PARENT COMPANY	85	164	(48.06)%

(1)	Not meaningful.
     As discussed above under “Presentation of Financial Information Factors Affecting the Comparability of our Results of Operations and Financial Condition”, the average dollar to euro exchange rate for the six months ended June 30, 2009 decreased compared to the average exchange rate for the six months ended June 30, 2008 resulting in a positive exchange-rate effect on the income statement for the six months ended June 30, 2009.
     Net interest income
     Net interest income of this business area for the six months ended June 30, 2009 was €743 million, a 17.21% increase (an increase of 2.1% at constant exchange rates) over the €634 million recorded for the six months ended June 30, 2008, due to increased volumes of activity, a lower average dollar/euro, exchange rate and our active pricing policy.
     Net fees and commissions
     Net fees and commissions of this business area for the six months ended June 30, 2009 was €279 million, a 3.68% increase over the €269 million recorded for the six months ended June 30, 2008.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2009 were €75 million, a 5.83% decrease compared to the €80 million recorded for the six months ended June 30, 2008.
     Other operating income and expenses (net)
     Other operating income and expenses (net) of this business area for the six months ended June 30, 2009 was a loss of €25 million, compared to a gain of €15 million recorded for the six months ended June 30, 2008, due primarily to higher contributions to the deposit guarantee fund, as a result of the one-off $28 million contribution made during the second quarter of 2009 to the Federal Deposit Insurance Corporation (FDIC).
     Gross income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2009 was €1,072 million, a 7.51% increase over the €998 million recorded for the six months ended June 30, 2008.
     Administration costs
     Administration costs of this business area for the six months ended June 30, 2009 were €541 million, a 4.44% increase over the €518 million recorded for the six months ended June 30, 2008 primarily as a result of the exchange rate effects described above.
     Impairment on financial assets (net)
     Impairment on financial assets (net) for the six months ended June 30, 2009 was €277 million, compared with €123 million recorded for the six months ended June 30, 2008, due to the write off impaired assets in light of the country’s economic situation.The non-performing loans ratio was 4.5% as of June 30, 2009, increasing sharply from 2.4% as of June 30, 2008.
     Income before tax
     As a result of the foregoing, the income before tax of this business area for the six months ended June 30, 2009 was €127 million, a 47.99% decrease from the €244 million recorded for the six months ended June 30, 2008.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the six months ended June 30, 2009 was €85 million, a 48.06% decrease from the €164 million for the six months ended June 30, 2008.
South America

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(in millions of euros)		(%)
NET INTEREST INCOME	1,210	999	21.18%
Net fees and commissions	410	369	11.08%
Net gains (losses) on financial assets and liabilities and exchange differences	265	138	92.26%
Other operating income and expenses (net)	(9)	1	n.m. (1)
GROSS INCOME	1,876	1,507	24.52%
Administration costs	(687)	(622)	10.45%
Depreciation and amortization	(57)	(48)	19.70%
Impairment on financial assets (net)	(212)	(144)	47.00%
Provisions (net) and other gains (losses)	(8)	1	n.m. (1)
INCOME BEFORE TAX	912	694	31.33%
Income tax	(202)	(169)	19.22%
NET INCOME	710	525	35.23%
Profit or loss attributed to minority interest	(247)	(174)	41.54%
NET INCOME ATTRIBUTED TO PARENT COMPANY	463	351	32.09%

(1)	Not meaningful.
     As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition”, in 2009, the depreciation of certain of the currencies in the countries in which we operate in South America against the euro negatively affected the results of operations of certain of our Latin American our subsidiaries in euro terms where the appreciation of certain currencies in other countries in which we operate in South America against the euro positively affected the results of operations of certain our Latin American subsidiaries in euro terms.
     Net interest income
     Net interest income of this business area for the six months ended June 30, 2009 was €1,210 million, a 21.18% increase over the €999 million recorded for the six months ended June 30, 2008, due primarily to the larger business volumes (as of June 30, 2009, lending increased 11.5% compared to the loan book as of June 30, 2008) and more favorable customers spreads.
     Net Fees and Commissions
     Net fees and commissions of this business area for the six months ended June 30, 2009 was €410 million, an 11.08% increase over the €369 million recorded for the six months ended June 30, 2009, mainly due to an increase in banking commissions due primarily a larger business volumes.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2009 was €265 million, a 92.26% increase over the €138 million recorded for the six months ended June 30, 2008, due to recovery in the financial markets, which enabled some entities to realize capital gains on their fixed income portfolios as well as higher returns on proprietary trading positions held by the pension fund managers and insurance providers.
     Gross income
     As a result of the foregoing, the gross income of this business area for the six months ended June 30, 2009 was €1,876 million, a 24.52% increase over the €1,507 million recorded for the six months ended June 30, 2008.

     Administration costs
     Administration costs of this business area for the six months ended June 30, 2009 were €687 million, a 10.45% increase over the €622 million recorded for the six months ended June 30, 2008, due primarily to growth rates that were in line with average inflation in the region.
     Impairment on financial assets (net)
     Impairment on financial assets (net) of this business area for the six months ended June 30, 2009 was €212 million, a 47.00% increase over the €144 million recorded for the six months ended June 30, 2008, mainly due to generic provisions attributable to the rise in lending volume as under Bank of Spain rules recently-made loans require higher generic provisions than older loans in our portfolio. The business area’s non-performing loan ratio was 2.6% as of June 30, 2009 compared to 2.2% as of June 30, 2008.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2009 was €912 million, a 31.33% increase over the €694 million recorded for the six months ended June 30, 2008.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the six months ended June 30, 2009 was €463 million, a 32.09% increase over the €351 million for the six months ended June 30, 2008.
Corporate Activities

	Six months ended June 30,		Change
	2009	2008	2009/2008
	(in millions of euros)		(%)
NET INTEREST INCOME	192	(484)	n.m. (1)
Net fees and commissions	(60)	(7)	n.m. (1)
Net gains (losses) on financial assets and liabilities and exchange differences	78	265	(70.34)%
Other operating income and expenses (net)	139	93	50.08%
GROSS INCOME	349	(133)	n.m. (1)
Administration costs	(324)	(335)	(3.28)%
Depreciation and amortization	(99)	(69)	44.10%
Impairment on financial assets (net)	(199)	(18)	n.m. (1)
Provisions (net) and other gains (losses)	(280)	225	n.m. (1)
INCOME BEFORE TAX	(552)	(331)	67.01%
Income tax	262	117	123.98%
NET INCOME	(290)	(214)	35.86%
Profit or loss attributed to minority interest	7	9	(16.91)%
NET INCOME ATTRIBUTED TO PARENT COMPANY	(283)	(205)	38.14%

(1)	Not meaningful.
     Net interest income
     Net interest income of this business area for the six months ended June 30, 2009 was €192 million, compared to a loss of €484 million recorded for the six months ended June 30, 2008, due primarily to the favorable impact of lower interest rates and our strong balance sheet management.
     Net gains (losses) on financial assets and liabilities and exchange differences
     Net gains (losses) on financial assets and liabilities and exchange differences of this business area for the six months ended June 30, 2009 were €78 million, a 70.34% decrease from the €265 million recorded for the six months ended June 30, 2008. The first half of 2008 included €106 million of non-recurring gains from the sale of shares in the initial public offering of Visa Inc. and there was no comparable transaction in the first half of 2009.
     Other operating income and expense (net)
     Other income (net) of this business area for the six months ended June 30, 2009 was €139 million, a 50.08% increase over the €93 million recorded for the six months ended June 30, 2008, due to lower income from non-banking businesses.

     Gross income
     As a result of the foregoing, gross income of this business area for the six months ended June 30, 2009 was €349 million, compared with a loss of €133 million recorded for the six months ended June 30, 2008.
     Administration costs
     Administration costs of this business area for the six months ended June 30, 2009 were €324 million, a 3.28% decrease from the €335 million recorded for the six months ended June 30, 2008, due to the effectiveness of cost controls derived from the transformation and restructuring plans in Group’s headquarters.
     Impairment on financial assets (net)
     Impairment on financial assets (net) for the six months ended June 30, 2009 came to €199 million, compared with the €18 million recorded in the same period in 2008, due primarily to the increase of country risk provisions related to Brazil due to the reclassification of Brazil as a “country with transitory difficulties” by the Bank of Spain.
     Provisions (net) and other gains (losses)
     Provisions (net) and other gains (losses) of this business area for the six months ended June 30, 2009 was a loss of €280 million, compared with a gain of €225 million recorded for the six months ended June 30, 2008, due primarily to impairments derived from investments in tangible assets and inventories from our real estate businesses in the first half of 2009; whereas, in the first half of 2008 the unit recognized one-off gains and losses relating to the sale of a stake in Bradesco and exceptional early employee retirements.
     Income before tax
     As a result of the foregoing, income before tax of this business area for the six months ended June 30, 2009 was a loss of €552 million, compared with a loss of €331 million recorded for the six months ended June 30, 2008.
     Net income attributed to parent company
     Net income attributed to parent company of this business area for the six months ended June 30, 2009 was a loss of €283 million, compared with a loss of €205 million for the six months ended June 30, 2008. Stripping out the aforementioned non-recurring gains in 2008, the loss for the six months ended June 30, 2008 would have been €385 million.
Material Differences between U.S. GAAP and EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
     Our Interim Consolidated Financial Statements have been prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which differ in certain respects from U.S. GAAP. The tables included in Exhibit I: U.S. GAAP Reconciliation, give the effect that application of U.S. GAAP would have on net income for the period and stockholders’ equity as reported under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
Reconciliation to U.S. GAAP
     As of June 30, 2009, December 31, 2008 and June 30, 2008, shareholders’ equity attributable to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €28,682 million, €25,656 million and €25,094 million, respectively.
     As of June 30, 2009, December 31, 2008 and June 30, 2008, shareholders’ equity attributable to parent company in accordance with U.S. GAAP was €35,706 million, €32,744 million and €32,994 million, respectively.
     The increase in shareholders’ equity attributable to parent company under U.S. GAAP as of June 30, 2009, December 31, 2008 and June 30, 2008 as compared to shareholders’ equity attributable to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 at each of those dates is principally due to the goodwill that arose from the business combinations with Argentaria (2000) and BBVA Bancomer, S.A. de C.V. (2004).
     For the six months ended June 30, 2009, the year ended December 31, 2008 and for the six months ended June 30, 2008, net income attributed to parent company under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 was €2,799 million, €5,020 million and €3,108 million, respectively.

     For the six months ended June 30, 2009, the year ended December 31, 2008 and for the six months ended June 30, 2008, net income under U.S. GAAP was €2,692 million, €4,070 million and €2,770 million, respectively.
     The differences in net income for the six months ended June 30, 2009 under U.S. GAAP as compared with net income attributed to parent company for the six months ended June 30, 2009 under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 are principally due to the reconciliation item “Valuation of assets”.
     See Exhibit I: U.S. GAAP Reconciliation, for a quantitative reconciliation of net income attributed to parent company and stockholders’ equity from EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP.
Liquidity and Capital Resources
     Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified portfolio of liquid assets and securitized assets. Another source of liquidity is our generation of cash flow. Finally, we supplement our funding requirements, to a very limited extent, with borrowings from the Bank of Spain, mostly short-term and at market interest rates, which is a common practice in Spain.
     The following table shows the balances as of June 30, 2009 and December 31, 2008 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30,	As of December 31,
	2009	2008
	(in millions of euros)
Customer deposits	249,096	255,236
Due to credit entities	76,919	66,805
Debt securities in issue	119,489	121,144
Other financial liabilities	6,985	7,420

Total	452,489	450,605

     Customer deposits
     Customer deposits amounted to €249,096 million as of June 30, 2009, compared to €255,236 million as of December 31, 2008. Our customer deposits, excluding assets sold under repurchase agreements amounted to €236,792 million as of June 30, 2009, compared to €239,007 million as of December 31, 2008.
     Due to credit entities
     Amounts due to credit entities amounted to €76,919 million as of June 30, 2009 from €66,805 million as of December 31, 2008. The increase was primarily a result of our participation in an auction in the European Central Bank for an amount of €11,000 million.
     Capital markets
     We have increased debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2009 we had €102,486 million of senior debt outstanding, comprising €74,296 million in bonds and debentures and €28,190 million in promissory notes and other securities, compared to €104,157 million, €84,172 million and €19,985 million outstanding as of December 31, 2008, respectively. See Note 22.4 to the Interim Consolidated Financial Statements. In addition, we had a total of €10,826 million in subordinated debt and €5,506 million in preferred stock outstanding as of June 30, 2009, and included in the total of debt securities in issue, compared to €10,785 million and €5,464 million outstanding as of December 31, 2008, respectively. See Note 22.4 to the Interim Consolidated Financial Statements.
     The average maturity of our outstanding debt as of June 30, 2009 was the following:

Senior debt	4.5 years
Subordinated debt (excluding preference shares)	8.4 years

     The cost and availability of debt financings are influenced by credit ratings. A reduction in these ratings could increase the cost of, and reduce our access to, debt financing. As of June 30, 2009, our credit ratings were as follows:

	Short	Long	Financial
	Term	Term	Strength	Outlook
Moody’s	P-1	Aa1	B	Stable
Fitch-IBCA	F-1+	AA-	A/B	Positive
Standard & Poor’s	A-1+	AA	—	Negative
     On July 31, 2009, Moody’s Investor Service lowered BBVA’s senior debt rating to “Aa2” with “negative outlook” from “Aa1” with “stable outlook” and affirmed BBVA’s short-term ratings at “P-1”. On the same date, Moody’s Investor Service also confirmed the ratings of BBVA’s covered bonds (Aaa), senior debt (Aa2) and subordinated debt (Aa3) and lowered the ratings of BBVA’s preferred shares from Aa3 to A2.
     Generation of Cash Flow
     We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe and Latin America. Our banking subsidiaries around the world are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. In addition, under the laws of the various jurisdictions where our subsidiaries are incorporated, dividends may only be paid out of funds legally available therefor.
     Even where minimum capital requirements are met and funds are legally available therefor, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.
     There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group any restrictions that could be adopted in any given country.
     We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
     Capital
     Under the Bank of Spain’s capital adequacy regulations, as of June 30, 2009 and December 31, 2008, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of June 30, 2009, this ratio was 11.33%, up from 11.17% as of December 31, 2008, and our stockholders’ equity exceeded the minimum level required by 41.6%, up from 39.7% as of December 31, 2008.
     Based on the framework of Basel II and using such additional assumptions as we consider appropriate, we have estimated that as of June 30, 2009 and December 31, 2008 our consolidated Tier I risk-based capital ratio was 8.2% and 7.9%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I capital and Tier II capital) was as of each such date 12.2%. Basel II recommends that these ratios be at least 4% and 8%.

Off-Balance Sheet Arrangements
     In addition to loans, we had outstanding the following contingent liabilities and commitments as of each of the dates indicated:

	As of June 30,	As of December 31,
	2009	2008
	(in millions of euros)
Contingent liabilities:
Rediscounts, endorsements and acceptances	42	81
Guarantees and other sureties	27,014	27,649
Other contingent liabilities	7,365	8,222

Total contingent liabilities	34,421	35,952

Commitments:
Balances drawable by third parties:
Credit entities	2,254	2,021
Public authorities	3,417	4,221
Other domestic customers	33,091	37,529
Foreign customers	46,378	48,892

Total balances drawable by third parties	85,140	92,663
Other commitments	7,583	6,234

Total commitments	92,723	98,897

Total contingent liabilities and commitments	127,144	134,849

     In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance-sheet funds managed by us as of June 30, 2009 and December 31, 2008:

		As of
	As of June	December 31,
	30, 2009	2008
	(in millions of euros)
Mutual funds	38,453	37,076
Pension funds	51,291	42,701
Other managed assets	25,636	24,582

Total	115,380	104,359

     See Note 37 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.
MAJOR SHAREHOLDERS
     As of June 30, 2009 to our knowledge, no person, corporation or government owned beneficially, directly or indirectly, five percent or more of BBVA’s shares. BBVA’s major shareholders do not have voting rights which are different from those held by the rest of its shareholders. To the extent known to us, BBVA is not controlled, directly or indirectly, by any other corporation, government or any other natural or legal person. As of June 30, 2009, there were 923,005 registered holders of BBVA’s shares, with 3,747,969,121 shares, of which 207 shareholders with registered addresses in the United States hold a total of 799,073,996 shares (including shares represented by American Depositary Receipts (“ADRs”)). Since certain of such shares and ADRs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. BBVA’s directors and executive officers did not own any ADRs as of June 30, 2009.
SUBSEQUENT EVENTS
     Between July 1, 2009 and the date of this filing Form 6-K, other events have taken place as follows:
•	On July 8, 2009, the BBVA Board of Directors approved the distribution, as the first gross interim dividend against 2009 results, of a dividend of €0.09 per issued and outstanding BBVA ordinary share. The dividend was paid on July 10, 2009, according to the regulations applicable to the depositary entities.
•	On August 21, 2009, BBVA Compass announced that it acquired the banking operations of Guaranty Bank based in Austin, Texas from the Federal Deposit Insurance Corporation (FDIC), effective immediately. BBVA Compass acquired $12.0 billion of assets and assumed $11.5 billion of deposits and entered into a loss sharing agreement with the FDIC that covers all of the acquired loans, where the FDIC will bear 80% of the first $2.3 billion of losses and 95% of the losses above that threshold. At the date of acquisition, Guaranty Bank operated 105 branches in Texas and 59 branches in California.
The acquisition results in BBVA Compass being the 15th largest U.S. commercial bank in terms of deposits with approximately $49 billion in deposits and operations in seven high growth markets in the Sunbelt: Texas, Alabama, Arizona, California, Florida, Colorado and New Mexico. This strategic acquisition significantly strengthens BBVA Compass’ existing presence in Texas, solidifying its ranking as the 4th largest bank in Texas based on its deposit market share, which increased from 4.9% to 6.4% as a result of the acquisition. The acquisition also extends BBVA Compass’ general banking business into the attractive, high growth California market.
The financial statements of the business acquired are not presented seperately because none of the conditions required by Rule 3-05 of Regulations S-X are satisfied.
•	On September 25, 2009, BBVA sold 948 fixed assets (mainly branch offices and various individual properties) to a third-party real estate investor. At the same time, BBVA signed a sale and leaseback long-term contract with such investor, which includes an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (in most cases, the termination date of each lease agreement). The price of sale was €1,154 million, generating capital gains of approximately €830 million.
•	On September 29, 2009, the BBVA Board of Directors approved the distribution, as the second gross interim dividend against 2009 results, of a dividend of €0.09 per issued and outstanding BBVA ordinary share. The dividend will be paid as of October 12, 2009, according to the regulations applicable to the depositary entities through which payment will be made.
•	On September 29, 2009, the BBVA Board of Directors agreed to appoint D. Ángel Cano Fernández as President and Chief Operating Officer, in substitution of D. José Ignacio Goirigolzarri Tellaeche who leaves the Board.
•	On September 30, 2009, BBVA issued bonds in an aggregate principal amount of €2,000 million mandatorily convertible into ordinary shares of BBVA on October 15, 2014. Before this date, the bonds are convertible into ordinary shares at BBVA’s option on the terms set forth in the corresponding prospectus, which was registered with the Spanish National Securities Market Commission on September 17, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND
COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA
ARGENTARIA GROUP
Unaudited Interim Consolidated Financial Statements and
Explanatory Notes for the six months ended June 30, 2009

APPENDIX

I. Financial statements of Banco Bilbao Vizcaya Argentaria, S.A.	F-121

II. Additional information on consolidated subsidiaries composing the BBVA Group	F-130

III. BBVA Group’s securitization funds	F-143

IV. Additional information on jointly controlled companies proportionately consolidated in the BBVA Group	F-145

V. Additional information on investments and jointly controlled companies accounted for using the equity method in the BBVA Group	F-146

VI. Changes and notification of investments in the BBVA Group in 2009	F-148

VII. Subsidiaries fully consolidated with more than 10% owned by non-Group shareholders	F-152

VIII. Detail of the most significant issuances, repurchases or refunds of debt instruments issued by the bank or entities of the Group as of June 30, 2009	F-153

IX. Glossary of terms	F-156

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008 (Notes 1 to 5)

		Millions of euros
	Note	June-09	December-08(*)

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	9	23,053	14,659

FINANCIAL ASSETS HELD FOR TRADING	10	71,064	73,299

Loans and advances to credit institutions		—	—

Loans and advances to customers		—	—

Debt securities		32,618	26,556

Other equity instruments		4,650	5,797

Trading derivatives		33,796	40,946

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,088	1,754

Loans and advances to credit institutions		—	—

Loans and advances to customers		—	—

Debt securities		518	516

Other equity instruments		1,570	1,238

AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	57,385	47,780

Debt securities		49,619	39,831

Other equity instruments		7,766	7,949

LOANS AND RECEIVABLES	13	352,905	369,494

Loans and advances to credit institutions		24,533	33,856

Loans and advances to customers		327,926	335,260

Debt securities		446	378

HELD-TO-MATURITY INVESTMENTS	14	5,099	5,282

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—

HEDGING DERIVATIVES	15	3,804	3,833

NON-CURRENT ASSETS HELD FOR SALE	16	1,023	444

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	1,407	1,467

Associates		942	894

Jointly controlled entities		465	573

INSURANCE CONTRACTS LINKED TO PENSIONS		—	—

REINSURANCE ASSETS	18	40	29

TANGIBLE ASSETS	19	6,502	6,908

Property, plants and equipment		4,818	5,174

Own use		4,127	4,442

Other assets leased out under an operating lease		691	732

Investment properties		1,684	1,734

INTANGIBLE ASSETS	20	8,363	8,439

Goodwill		7,609	7,659

Other intangible assets		754	780

TAX ASSETS	32	5,987	6,484

Current		1,155	1,266

Deferred		4,832	5,218

OTHER ASSETS	21	3,914	2,778

Inventories		1,636	1,066

Other		2,278	1,712

TOTAL ASSETS		542,634	542,650

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 57 and Appendices I to IX are an integral part of the consolidated balance sheet as of June 30, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008 (Notes 1 to 5)

		Millions of euros
	Note	June-09	December-08(*)

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	10	37,529	43,009

Deposits from central banks		—	—

Deposits from credit institutions		—	—

Deposits from customers		—	—

Debt certificates		—	—

Trading derivatives		35,139	40,309

Short positions		2,390	2,700

Other financial liabilities		—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,295	1,033

Deposits from central banks		—	—

Deposits from credit institutions		—	—

Deposits from customers		—	—

Debt certificates		—	—

Subordinated liabilities		—	—

Other financial liabilities		1,295	1,033

FINANCIAL LIABILITIES AT AMORTISED COST	22	452,489	450,605

Deposits from central banks		26,979	16,844

Deposits from credit institutions		49,940	49,961

Deposits from customers		249,096	255,236

Debt certificates		102,486	104,157

Subordinated liabilities		17,003	16,987

Other financial liabilities		6,985	7,420

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		—	—

HEDGING DERIVATIVES	15	1,525	1,226

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	—	—

LIABILITIES UNDER INSURANCE CONTRACTS	23	6,822	6,571

PROVISIONS	24	8,588	8,678

Provisions for pensions and similar obligations		6,296	6,359

Provisions for taxes		299	263

Provisions for contingent exposures and commitments		355	421

Other provisions		1,638	1,635

TAX LIABILITIES	32	1,726	2,266

Current		409	984

Deferred		1,317	1,282

OTHER LIABILITIES	21	2,759	2,557

TOTAL LIABILITIES		512,733	515,945

(*)	Presented for comparison purposes only.

		Millions of euros
	Note	June-09	December-08(*)

LIABILITIES AND EQUITY (Continuation)
STOCKHOLDERS’ FUNDS		29,383	26,586

Capital	27	1,837	1,837

Issued		1,837	1,837

Unpaid and uncalled (-)		—	—

Share premium	28	12,453	12,770

Reserves	29	12,309	9,410

Accumulated reserves (losses)		11,866	8,801

Reserves (losses) of entities accounted for using the equity method		443	609

Other equity instruments		8	89

Equity component of compound financial instruments		1	—

Other		7	89

Less: Treasury shares	30	(23)	(720)

Income attributed to the Group		2,799	5,020

Less: Dividends and remuneration		—	(1,820)

VALUATION ADJUSTMENTS		(701)	(930)

Available-for-sale financial assets	12	1,081	931

Cash flow heges		285	207

Hedges of net investment in a foreign operations		180	247

Exchange differences		(2,179)	(2,231)

Non-current assets helf for sale		—	—

Entities accounted for using the equity method		(68)	(84)

Other valuation adjustments		—	—

MINORITY INTERESTS	26	1,219	1,049

Valuation adjustments		(144)	(175)

Other		1,363	1,224

TOTAL STOCKHOLDERS’ EQUITY		29,901	26,705

TOTAL LIABILITIES AND EQUITY		542,634	542,650

	Note	June-09	December-08(*)

CONTINGENT EXPOSURES	33	34,421	35,952

CONTINGENT COMMITMENTS	33	92,723	98,897

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 57 and Appendices I to IX are an integral part of the consolidated balance sheet as of June 30, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2009
AND 2008 (Notes 1 to 5)

		Millions of euros
	Notes	June-09	June-08(*)

INTEREST AND SIMILAR INCOME	38	12,911	14,782

INTEREST EXPENSE AND SIMILAR CHARGES	38	(6,053)	(9,227)

NET INTEREST INCOME		6,858	5,555

DIVIDEND INCOME	39	248	241

SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	40	27	173

FEE AND COMMISSION INCOME	41	2,638	2,778

FEE AND COMMISSION EXPENSES	42	(457)	(494)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	43	446	1,018

Held for trading		136	280

Other financial instruments at fair value through profit or loss		29	17

Other financial instruments not at fair value through profit or loss		281	721

Other		—	—

NET EXCHANGE DIFFERENCES		352	142

OTHER OPERATING INCOME	44	1,755	1,931

Income on insurance and reinsurance contracts		1,313	1,518

Financial income from non-financial services		229	228

Rest of other operating income		213	185

OTHER OPERATING EXPENSES	44	(1,487)	(1,718)

Expenses on insurance and reinsurance contracts		(936)	(1,226)

Changes in inventories		(191)	(195)

Rest of other operating expenses		(360)	(297)

GROSS INCOME		10,380	9,626

ADMINISTRATION COSTS	45	(3,734)	(3,816)

Personnel expenses		(2,291)	(2,343)

General and administrative expenses		(1,443)	(1,473)

DEPRECIATION AND AMORTIZATION		(354)	(338)

PROVISIONS (NET)	46	(152)	(612)

IMPAIRMENT ON FINANCIAL ASSETS (NET)	47	(1,945)	(1,164)

Loans and receivables		(1,869)	(1,141)

Other financial instruments not at fair value through profit or loss		(76)	(23)

NET OPERATING INCOME		4,195	3,696

IMPAIRMENT ON OTHER ASSETS (NET)	48	(271)	(6)

Goodwill and other intangible assets	20	—	—

Other assets		(271)	(6)

GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	49	9	21

NEGATIVE GOODWILL		—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	50	70	779

INCOME BEFORE TAX		4,003	4,490

INCOME TAX	32	(961)	(1,213)

INCOME FROM ORDINARY ACTIVITIES		3,042	3,277

INCOME FROM DISCONTINUED OPERATIONS (NET)		—	—

NET INCOME		3,042	3,277

Net Income attributed to parent company		2,799	3,108

Profit or loss attributable to minority interest	26	243	169

		Units of euros
		June-09	June-08 (*)

EARNINGS PER SHARE FOR CONTINUING OPERATIONS	5

Basic earnings per share		0.76	0.84

Diluted earnings per share		0.76	0.84

(*)	Presented for comparison purposes only. Income statement and income statement derived information for the six months ended June 30, 2008 have been restated as mentioned in Note 1.3 to consolidated financial statements.
The accompanying Notes 1 to 57 and Appendices I to IX are an integral part of the consolidated income statement for the six months period ended June 30, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS PERIODS ENDED
JUNE 30, 2009 AND 2008 (Notes 1 to 5)

	Millions of euros
	Total equity attributed to the parent company
	Stockholders’ funds
			Reserves
				Reserves			Profit for
				(losses		Less:	the	Less:
	Share			entities		Treasur	period	dividends
	Capital		Reserves	accoun-ted		y shares	attributed	and	Total			Minority	Total
	(Note	Share	(acumulated	for equity	Other equity	(Note	to parent	remune-	stockholders	Valuation		interest	Stockholders’
	27)	premium	losses)	method)	instruments	30)	company	rations	funds	adjustments	Total	(Note 26)	equity

Balances at January 1, 2009	1,837	12,770	8,801	609	89	720	5,020	1,820	26,586	(930)	25,656	1,049	26,705
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	8,801	609	89	720	5,020	1,820	26,586	(930)	25,656	1,049	26,705
Total income/expense recognized	—	—	—	—	—	—	2,799	—	2,799	229	3,028	275	3,303
Other changes in equity	—	(317)	3,065	(166)	(81)	(697)	(5,020)	(1,820)	(2)	—	(2)	(105)	(107)
Increased of capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	6	—	—	—	6	—	6	—	6
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	(102)	(102)
Transactions including treasury shares and other equity instruments (net)	—	—	(305)	—	—	(697)	—	—	392	—	392	—	392
Transfers between total equity entries	—	—	3,359	(159)	—	—	(5,020)	(1,820)	—	—	—	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	(317)	—	—	(87)	—	—	—	(404)	—	(404)	—	(404)
Rest of increase/reductions in total equity	—	—	11	(7)	—	—	—	—	4	—	4	(3)	1

Balances as of June 30, 2009	1,837	12,453	11,866	443	8	23	2,799	—	29,383	(701)	28,682	1,219	29,901

	Millions of euros
	Total equity attributed to the parent company
	Stockholders’ funds
			Other		Profit for the
	Share		equity		year attributed		Minority	Total
	Capital	Share	instru-	Less: Treasury	to parent	Valuation	interest	Stockholders’
	(Note 27)	premium	ments	shares (Note 30)	company	adjustments	(Note 26)	equity

Balances at January 1, 2008	1,837	17,169	68	(389)	6,126	2,252	880	27,943
Effects of changes in accounting policies	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	17,169	68	(389)	6,126	2,252	880	27,943
Total income/expense recognized	—	—	—	—	3,108	(3,008)	115	215
Other changes in equity	—	4,321	19	(283)	(6,126)	—	(119)	(2,188)
Increased of capital	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—
Dividend distribution	—	1,041	—	—	(2,663)	—	(114)	(1,736)
Transactions including treasury shares and other equity instruments (net)	—	(129)	19	(283)	—	—	—	(393)
Transfers between total equity entries	—	3,463	—	—	(3,463)	—	—	—
Increase/Reduction in business combinations	—	(8)	—	—	—	—	(3)	(11)
Payments with equity instruments	—	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	(46)	—	—	—	—	(2)	(48)

Balances as of June 30, 2008	1,837	21,490	87	(672)	3,108	(756)	876	25,970

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 57 and Appendices I to IX are an integral part of the consolidated statement of changes in equity for the six months period ended June 30, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2009 AND 2008 (Notes 1 to 5)

	Millions of euros
	June-09	June-08(*)

NET INCOME RECOGNISED DIRECTLY IN EQUITY	3,042	3,277

OTHER RECOGNIZED INCOME (EXPENSES)	264	(3,062)

Available-for-sale financial assets	233	(3,117)

Revaluation gains/losses	478	(1,723)

Amounts removed to income statement	(245)	(1,394)

Reclassifications	—	—

Cash flow hedges	117	(211)

Revaluation gains/losses	119	(211)

Amounts removed to income statement	(2)	—

Amounts removed to the initial carrying amount of the hedged items	—	—

Reclassifications	—	—

Hedges of net investment in foreign operations	(64)	166

Revaluation gains/losses	(64)	166

Amounts removed to income statement	—	—

Reclassifications	—	—

Exchange differences	66	(899)

Translation gains/losses	66	(899)

Amounts removed to income statement	—	—

Reclassifications	—	—

Non-current assets held for sale	—	—

Revaluation gains	—	—

Amounts removed to income statement	—	—

Reclassifications	—	—

Actuarial gains and losses in post-employment plans	—	—

Entities accounted for using the equity method	23	3

Valuation gains/losses	23	3

Amounts removed to income statement	—	—

Reclassifications	—	—

Rest of recognized income and expenses	—	—

Income tax	(111)	996

TOTAL RECOGNIZED INCOME/EXPENSES	3,301	215

Attributed to the parent company	3,026	100

Attributed to minority interest	275	115

(*)	Presented for comparison purposes only.
The accompanying Notes 1 to 57 and Appendices I to IX are an integral part of the consolidated statement of recognized income and expenses for the six months period ended June 30, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2009 AND JUNE 30, 2008 (Notes 1 to 5)

	Millions of euros
	June-09	June-08(*)

CASH FLOW FROM OPERATING ACTIVITIES (1)	8,530	(8,765)

Consolidated profit for the period	3,042	3,277

Adjustments to obtain the cash flow from operating activities:	453	177

Depreciation and amortization	354	338

Other adjustments	99	(161)

Net increase/decrease in operating assets	7,485	(15,394)

Financial assets held for trading	2,235	3,474

Other financial assets designated at fair value through profit or loss	(334)	59

Available-for-sale financial assets	(9,875)	2,284

Loans and receivables	16,297	(19,891)

Other operating assets	(838)	(1,320)

Net increase/decrease in operating liabilities	(3,410)	1,962

Financial liabilities held for trading	(5,480)	4,222

Other financial liabilities designated at fair value through profit or loss	262	—

Financial liabilities at amortised cost	1,885	(2,583)

Other operating liabilities	(77)	323

Collection/Payments for income tax	960	1,213

CASH FLOWS FROM INVESTING ACTIVITIES (2)	75	1,144

Investment	(177)	(194)

Tangible assets	(16)	—

Intangible assets	—	—

Investments	(4)	(40)

Subsidiaries and other business units	(7)	(12)

Non-current assets held for sale and associated liabilities	(150)	(142)

Held-to-maturity investments	—	—

Other payments related to investing activities	—	—

Divestments	252	1,338

Tangible assets	—	116

Intangible assets	27	101

Investments	14	65

Subsidiaries and other business units	27	—

Non-current assets held for sale and associated liabilities	—	—

Held-to-maturity investments	184	182

Other collections related to investing activities	—	874

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(177)	(1,667)

Investment	(3,583)	(9,343)

Dividends	(625)	(1,553)

Subordinated liabilities	—	151

Amortization of own equity instruments	—	—

Acquisition of own equity instruments	(2,774)	(7,809)

Other items relating to financing activities	(184)	(132)

Divestments	3,406	7,676

Subordinated liabilities	16	—

Issuance of own equity instruments	—	—

Disposal of own equity instruments	3,338	7,527

Other items relating to financing activities	52	149

EFFECT OF EXCHANGE RATE CHANGES (4)	(20)	(888)

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	8,408	(10,176)

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	14,642	22,561

CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	23,050	12,385

	Millions of euros
	June-09	June-08(*)

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD
Cash	3,069	2,723

Balance of cash equivalent in central banks	19,981	9,662

Other financial assets	—	—

Less:bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE PERIOD	23,050	12,385

Of which:

held by consolidated subsidiaries but not available for the Group	—	—

(*)	Presented for comparison purposes only. Cash flows and cash flows derived information for the six months ended June 30, 2008 have been restated as mentioned in Note 1.3 to consolidated financial statements.
The accompanying Notes 1 to 57 and Appendices I to IX are an integral part of the consolidated cash flow statement for the six months period ended June 30, 2009.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE
BANCO BILBAO VIZCAYA ARGENTARIA GROUP
EXPLANATORY NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009
1. INTRODUCTION, BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION
1.1. INTRODUCTION
Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank leads its business through branches and offices located throughout Spain and abroad.
The bylaws of association and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” or “BBVA Group”). Therefore, the Bank is obliged to prepare, in addition to its own financial statements the Group’s.
As of June 30, 2009 the Group was composed by 336 entities that were fully consolidated, 5 were consolidated by the proportionate method and 74 entities accounted for using the equity method (Notes 3 and 17 and appendix II to VI of the present interim consolidated financial statements).
The Group’s consolidated financial statements as of December 31, 2008 were approved by the shareholders at the Bank’s Annual General Meeting on March 13, 2009.
1.2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The Group’s interim consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (“IFRS-EU”) applicable at six months ended June 30, 2009, and additionally considering Bank of Spain Circular 4/2004, of December 22, 2004 (and as amended thereafter). These Circular of the Bank of Spain are the legislation that enacts and adapts the IFRS-EU for Spanish banks.
The BBVA Group’s interim consolidated financial statements for the period from January, 1, 2009 and June 30, 2009 were prepared in accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position as of June 30, 2009 and the consolidated results of its operations, the changes in the consolidated equity, the changes in the consolidated recognized income and expenses and consolidated cash flows arising in the Group for the six months ended June 30, 2009. These interim consolidated financial statements and their explanatory notes were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).
All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.
Due to the fact that the numerical information contained in the annual consolidated financial statements is expressed in million of euros, except in certain cases where it is necessary to lower unit, certain captions that do not present any balance in the financial statements may present balance in euros. In addition, information regarding period-to-period changes is based on numbers not rounded.

1.3. COMPARATIVE INFORMATION
The information contained in the interim consolidated financial statements and its explanatory notes referred to the year ended December 31, 2008 and the six months ended June 30, 2008 are presented solely for comparison purposes with respect to the information relating to the six months ended June 30, 2009.
The main differences between the information included in these consolidated interim financial statements for the six months ended June 30, 2008 and the previously disclosed interim information covering the same six-month period derive from the application of the financial statements formats laid down in Bank of Spain Circular 6/2008 issued in November 2008.
1.4. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE
The information in these BBVA Group consolidated financial statements is the responsibility of the Group’s directors.
In preparing these consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:
•	The impairment losses on certain financial assets (Notes 7, 8, 11, 12, 13, 14 and 16).

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 25).

•	The useful life of tangible and intangible assets (Notes 19 and 20).

•	The measurement of goodwill arising on consolidation (Notes 17 and 20).

•	The fair value of certain unlisted assets (Note 7, 8, 10, 11, 12 and 15).
Although these estimates were made on the basis of the best information available as of June 30, 2009 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming periods.
1.5. ENVIRONMENTAL IMPACT
Given the activities in which the Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation or performance. Consequently, there is no heading on the face of the Group’s consolidated interim financial statements at June 30, 2009 that requires disclosure in the environmental report stipulated under the Ministry of Economy Order of October 8, 2001 and the accompanying interim consolidated financial statements and explanatory notes do not include specific disclosures on environmental matters.
1.6. CAPITAL MANAGEMENT AND MINIMUM EQUITY REQUIRED
Capital requirements
Bank of Spain Circular 3/2008, of May 22, on the calculation and control of minimum capital requirements, regulates the minimum capital requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.
This Circular is the final implementation, for credit institutions, of the Spanish legislation on capital and consolidated supervision of financial institutions, and the adaptation of Spanish legislation to corresponding directives of the European Union, based on the Accord adopted by the Basel Committee on Banking Supervision (“Basel II”) about the minimum capital requirements for credit institutions and their consolidable groups.
The minimum capital requirements established by the aforementioned Circular 3/2008 are calculated on the basis of the Group’s exposure to credit risk and dilution risk, to counterparty risk and position and settlement risk in the trading book, to foreign exchange risk and to operational risk.

Additionally, the Group is subject to compliance with the risk concentration limits established in the aforementioned Circular and with the requirements concerning internal corporate governance, internal capital adequacy assessment, measurement of interest rate risk and information to be disclosed to the market also set forth therein.
With a view to guaranteeing compliance with the aforementioned objectives, the Group performs integrated management of these risks, in accordance with its internal policies (see Note 7).
As of June 30, 2009 and December 31, 2008 the eligible capital of the Group exceeded the minimum required under Circular 3/2008 (Note 31).
Capital management
New Basel Capital Accord — Basel II — Economic Capital
The Group’s capital management is performed at both regulatory and economic level.
Regulatory capital management is based on the analysis of the capital base and the capital ratios using the aforementioned Circular 3/2008 of Bank of Spain criteria (Note 31).
The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors.
The Bank has obtained the approval by Bank of Spain of its internal model of capital estimation (IRB) in 2008 and the first semester 2009 for certain portfolios.
From an economic standpoint, capital management seeks to optimise value creation at the Group and at its different business units.
The Group allocates economic capital commensurate with the risks incurred by each business (CER). This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preference shares. The CER calculation combines lending risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk and fixed asset and technical risks in the case of insurance companies.
Stockholders’ funds, as calculated under current regulation, are an extremely important reference to the entire Group. However, for the purpose of allocating capital to business areas the Bank prefers CeR (Note 6). It is risk-sensitive and thus linked to the management policies for the individual businesses and the business portfolio. This procedure, accord with Basel II rules on capital, provides an equitable basis for assigning capital to businesses according to the risks incurred and makes it easier to compare returns.
1.7. SEASONAL NATURE OF INCOME AND EXPENSES
The nature of the most significant activities and transactions carried out by the Group is mainly related to traditional activities carried out by financial institutions that are not affected by seasonal or cyclical factors.
2. BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND IFRS RECENT PRONOUNCEMENTS
Glossary (Appendix IX) to the accompanying interim consolidated financial statements includes the definition of financial and economic terms use in this Note 2 and subsequent explanatory notes.
2.1 BASIS OF CONSOLIDATION
The accounting policies and measurement bases used in preparing the Group’s interim consolidated financial statements as of June 30, 2009 may differ from those used by certain Group companies. For this reason, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004.
The interim consolidated financial statements only include the results of companies acquired during the period for the period from the acquisition date until the balance sheet date.
In the Group there are three types of consolidated entities: subsidiaries, jointly controlled entities and associates.
Subsidiaries
The financial statements of the subsidiaries are fully consolidated with those of the Bank.
The share of minority shareholders of the subsidiaries in the Group’s net consolidated equity is presented under the heading “Minority Interests” in the consolidated balance sheet and their share in the profit or loss for the period is presented under the heading “Profit or loss attributed to minority interests” in the consolidated income statement (Note 26).
Note 3 contain information on the most significant investments and divestments in subsidiaries that took place as of June 30, 2009. Appendix II includes the most significant information on these companies.
Jointly controlled entities
Since the implementation of EU-IFRSs, the Group has pursued the following policy in relation to investments in jointly controlled entities:
- Jointly controlled financial entities. Since their corporate purpose is that of a financial entity, management considers that the best way of reflecting their activities within the Group’s consolidated financial statements is using the proportionate method of consolidation.
As of June 30, 2009, the contribution of jointly controlled financial entities to the principal magnitudes of the Group’s interim consolidated financial statements under the proportionate consolidation method and calculated on the basis of the interest held by the Group is depicted in the table below:

Millions of euros
Group’s Asset	380
Group’s Liabilities	255
Group’s Equity	26
Group’s Consolidated profit	7

Additional disclosure is not provided as these investments are not material.
Appendix IV itemises the jointly controlled entities consolidated by the Group under the proportionate method, listing salient information for these companies.
- Jointly controlled non-financial entities. Management believes that the effect of breaking out the balance sheet and income statement headings of jointly controlled non-financial entities would distort the information provided to investors. For this reason, the equity method is considered the most appropriate way of recognising these investments.
Appendix V lists the main financial magnitudes for jointly controlled entities consolidated using the equity method. Note 17 discloses the impact that application of proportionate consolidation, would have had on the consolidated balance sheet and income statement.
Associates
Associates are companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.

In addition, there are certain investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates based on the judgment that the Group has the power to exercise significant influence over these entities.
Investments in associates are accounted for using the equity method (Note 17). Appendix V includes the most significant information on these companies consolidated using the equity method.
2.2. ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED
The accounting policies and measurement bases used in preparing these interim consolidated financial statements were as follows:
2.2.1. FINANCIAL INSTRUMENTS
a) Measurement of financial instruments and recognition of changes arising from the measurement
All financial instruments are initially recognized at fair value which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. The recognition of changes arising subsequent to the initial recognition is described below.
The change produced during the period, except in trading derivatives, arising in the period from the accrual of interests and similar items are recorded under the headings “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate, in the consolidated income statement of that period. The dividends accrued in the period are recorded under the heading “Dividend income” in the consolidated income statement of that period.
The changes in the measurements after the initial recognition, for reasons other than those of the preceding paragraph, are described below according to the categories of financial assets and liabilities:
- “Financial assets held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation to fair value (gains or losses) are recognized, net amount, under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements. On the other hand, Valuation adjustments by changes in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.
The fair value of the standard financial derivatives included in the held for trading portfolios is equal to their daily quoted price in an active market. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used to measure over-the-counter (“OTC”) derivatives.
The fair value of OTC derivatives (“present value” or “theoretical close”) is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date; these derivatives are measured using methods recognized by the financial markets: net present value (NPV) method, option price calculation models, etc. (Note 8)
Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at adquisition cost.
- “Available-for-Sale Financial Assets”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes arising from the valuation to fair value (gains or losses) are recognized temporarily, net amount, under the heading “Valuation Adjustments — Available-for-Sale Financial Assets” in the accompanying consolidated balance sheets.

Changes arising from non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation Adjustments — Exchange Differences” in the accompanying consolidated balance sheet. Valuation adjustments arising from monetary items by changes in foreign exchange rates are recognized under the heading “Net Exchange Differences” in accompanying the consolidated income statements.
The amounts recognized in the headings “Valuation Adjustments — Available-for-Sale Financial Assets” and “Valuation Adjustments — Exchange Differences” remain in the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet, at which time those amounts are recognized under the headings “Net gains (losses) on financial assets and liabilities” or “Net Exchange Differences” in the consolidated income statement of the period in which the asset is derecognized from the balance sheet.
The gains from sales of other equity instruments considered strategic investments accounted for as “Available-for-sale”, are registered on the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” (Note 50) in the consolidated income statement, although they had not previously accounted for as non-current assets held-for-sale, as is indicated in Rule 56 of the Circular 4/2004 modified by the Circular 6/2008.
On the other hand, the impairment (net) losses in the available-for-sale financial assets arising in the period are recognized under the heading “Impairment of financial assets (net) – Other financial instruments not at fair value through profit or loss” in the consolidated income statements of that period.
- “Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortised cost”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method, due to the fact that consolidated entities have the intention to hold them to maturity.
Impairment (net) losses in assets of these headings arising in the period are recognized under the headings “Impairment (net) – Loans and receivables” or “Impairment of financial assets (net) – Other financial instruments not at fair value through profit or loss” in the consolidated income statements of that period.
-“Hedging derivatives”
Assets and liabilities recognized in these headings in the accompanying consolidated balance sheets are valued at fair value.
Changes produced subsequent to the designation in the valuation of financial instruments designated as hedged items as well as financial instruments designated as hedging items are recognized based on the following criteria:
▪	In the fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.

▪	In the cash flow hedges and net investments in a foreign operation hedges, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Cash flow hedges” and “Valuation adjustments – Hedges of net investments in foreign operations”, respectively. These valuation changes are recognized in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement in the same period or periods during which the hedged instrument affects profit or loss, when forecast transaction occurs or at the maturity date of the item hedged.
Differences in valuation of the hedging item for ineffective portions of cash flow hedges and net investments in a foreign operation hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement.
- “Other financial instruments”
In relation to the aforementioned general criteria, we must highlight the following exceptions:
▪	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

▪	Valuation adjustments arising on financial instruments classified at Balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation Adjustments — Non-Current Assets Held for Sale” of the consolidated balance sheet.
b) Impairment financial assets
Definition of impaired financial assets
A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have happened which:
▪	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

▪	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.
As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement of the period in which the impairment becomes known, and the recoveries of previously recognized impairment losses are recognized in the consolidated income statement for the period in which the impairment is reversed or reduced, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through consolidated profit or loss but recognized under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.
Balances are considered to be impaired when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Calculation of impairment on financial assets
The impairment on financial assets is determined by type of instrument and the category in which they are recognized. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions.
The amount of impairment losses of debt securities at amortised cost is measured as a function of whether the impairment losses are determined individually or collectively.
Impairment losses determined individually
The quantification of impairment losses on assets classified as impaired is done on an individual basis in connection with customers whose operations are equal to or exceed €1 million.
The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.
The following is to be taken into consideration when estimating the future cash flows of debt instruments:
•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.
As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.
Impairment losses determined collectively
The quantification of impairment losses is determined on a collective basis in the following two cases:
•	Assets classified as impaired of customers in which the amount of their operations is less than €1 million.

•	Asset portfolio not impaired currently but which presents an inherent loss.
Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred at the date of preparing the accompanying consolidated financial statements that has yet to be allocated to specific transactions.
The Group realizes the estimate collectively the inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 58.61% on Loans and receivables of the Group as of June 30, 2009), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information.
Notwithstanding the above, the Group can avail of the proprietary historic records used in its internal ratings models, which were approved by the Bank of Spain for some portfolios in the year 2008, albeit only for the purposes of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal ratings models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation into its calculation of the risk-adjusted return on capital of its operations.
The provisions required under Circular 4/2004 from Bank of Spain standards fall within the range of provisions calculated using the Group’s internal ratings models.
To estimate the collective loss of credit risk corresponding to operations with nonresident in Spain registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 13% of the Loans and Receivables of the Group as of June 30, 2009).
Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:
1. Portfolio doubtful
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that have past-due amounts with more than three months, taking into account the age of the past-due amounts, the guarantees or collateral provided and the economic situation of the customer and the guarantors.
In the case of unsecured transactions and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 4.5% and 5.3%
Over 6 months and up to 12 months	between 27.4% and 27.8%
Over 12 months and up to 18 months	between 60.5% and 65.1%
Over 18 months and up to 24 months	between 93.3% and 95.8%
Over 24 months	100%

In the case of transactions secured by completed houses when the total exposure is equal or inferior 80% of the value of the guarantee or collateral and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Less than 3 years	2%
Over 3 years and up to 4 years	25%
Over 4 years and up to 5 years	50%
Over 5 years and up to 6 years	75%
Over 6 years	100%

In the rest of transactions secured by real property in which the entity has began the process to take possession of the pledge and taking into account the age of the past-due amounts, the allowance percentages are as follow:

Age of the past-due amount	Allowance percentage

Up to 6 months	between 3.8% and 4.5%
Over 6 months and up to 12 months	between 23.3% and 23.6%
Over 12 months and up to 18 months	between 47.2% and 55.3%
Over 18 months and up to 24 months	between 79.3% and 81.4%
Over 24 months	100%

Debt instruments for which, without qualifying as doubtful in terms of criteria for classification as past-due, there is reasonable doubt that they will be recovered on the initially agreed terms are analyzed individually.
2. Portfolio into force
The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.
The allowance percentages of hedge are as follows:

	ALLOWANCE
RISK	PERCENTAGE

Negligible risk	0%
Low risk	0.06%	0.75%
Medium-low risk	0.15%	1.88%
Medium risk	0.18%	2.25%
Medium-high risk	0.20%	2.50%
High risk	0.25%	3.13%

3. Country Risk Allowance or Provision
Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity. On the basis of the economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.
However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (As of June 30, 2009, this provision represents a 2.3% in the provision for insolvencies of the Group).

Impairment on other debt instruments
The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value, after deducting any impairment loss previously recognized in the consolidated income statement.
When there is objective evidence that the negative differences arising on measurement of these assets are due to non-temporary impairment, they are no longer considered as “Valuation Adjustments - Available-for-Sale Financial Assets” and are recognized in the consolidated income statement. If all or part of the impairment losses is subsequently recovered, the amount is recognized in the consolidated income statement for the period in which the recovery occurred.
Impairment on equity instruments
The amount of the impairment in the equity instruments is determinated by the category where is recognized:
•	Equity instruments measured at fair value: The criteria for quantifying and recognising impairment losses on equity instruments are similar to those for “Other debt instruments”, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.

•	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.
Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.
2.2.2. RECOGNITION OF INCOME AND EXPENSES
The most significant criteria used by the Group to recognize its income and expenses are summarised as follows:
Interest income and expenses and similar items:
As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.
However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized as an income for accounting purposes when it is received, as recovery of impairment losses.
Commissions, fees and similar items:
Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
•	Those relating to financial assets and liabilities measured at fair value through profit or loss they are recognized when collected.

•	Those arising from transactions or services that are provided over a period of time. They are recognized over the life of these transactions or services.

•	Those relating to a single act. They are recognized when the single act is carried out.
Non-financial income and expenses:
These are recorded for accounting purposes on an accrual basis.
Deferred collections and payments:
These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.
2.2.3. POST-EMPLOYMENT BENEFITS AND OTHER LONG TERM COMMITMENTS TO EMPLOYEES
Following is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (Note 25).
Commitments valuation: assumptions and gains/losses recognition
The present values of the commitments are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
In adopting the actuarial assumptions, it is taken into account that:
•	They are unbiased, in that they are neither imprudent nor excessively conservative.

•	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the period over which the obligations are to be settled.

•	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds.
The Group recognizes all actuarial differences under heading “Provisions” in the consolidated income statement for the period in which they arise in connection with commitments assumed by the Group in connection with personnel availing of early retirement schemes, disability benefits awarded as a function of years of employee service in the Group, and other similar concepts.
The Group recognizes the actuarial gains or losses arising on all other defined benefit post-employment commitments directly with charge in the heading ”Reserves” within the Group’s consolidated equity, in accordance with standard 35 of Bank of Spain Circular 4/2004 (as amended by Circular 6/2008).
Consequently, the Group does not apply the option of deferring actuarial gains and losses in equity using the so-called corridor approach in any commitment to employees.
Post-employment benefits
- Pensions
Post-employment benefits include defined contribution and defined obligation commitments.
Defined contribution commitments:
The amounts of these commitments are determined as a percentage of certain remuneration items and/or as a pre-established annual amount. The current contributions made by the Group’s companies for defined contribution retirement commitments, which are recognized with a charge to the heading “Personnel Expenses – Contributions to external pension funds” in the accompanying consolidated income statements (Notes 25 and 45).

Defined benefit commitments
Certain Group’s companies have defined benefit commitments for permanent disability and death of current employees and early retirees; and defined-benefit retirement commitments applicable only to certain groups of serving employees, or early retired employees and of retired employees. Defined benefit commitments are funded by insurance contracts and internal provisions.
The amount recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” (Note 24) is equal to the difference between the present value of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by the prior service cost and the fair value of plan assets, if it the case, which are to be used directly to settle employee benefit obligations.
The provisions for defined obligation retirement commitments were charged to the heading “Provisions (net) – Provisions to pension commitments and similar obligations” in the accompanying consolidated income statements (Note 46).
The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses” in the accompanying consolidated income statements.
- Early retirements
During the six months period ended June 30, 2009 and in prior periods, the Group offered certain employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) — Transfers to Funds for Pensions and Similar Obligations—Early Retirements” in the accompanying consolidated income statements. The present values are quantified on a case-by-case basis and they are recognized in the heading “Provisions - Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).
The commitments to early retirees in Spain include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.
- Post-employment welfare benefits
Certain Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.
The present value of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24) and they are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements (Note 45).
Other long term commitments to employees
Certain Group companies are obliged to deliver subsidised goods and services. The most significant employee welfare benefits granted, in terms of the type of compensation and the event giving rise to the commitments are: loans to employees, life insurance, study aid and long-service bonuses.
Part of these commitments is quantified on base to actuarial studies. For this reason, the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 24).
The post-employment welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements (Note 45).
Other commitments for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.

2.2.4. FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES
The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:
•	Assets and liabilities: at the average spot exchange rates as of June 30, 2009 and December 31, 2008.

•	Income and expenses and cash flows: at the average exchange rates of the period.

•	Equity items: at the historical exchange rates.
The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities (or entities accounted for equity method) and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading “Valuation Adjustments — Exchange Differences” of the consolidated balance sheet.
The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities (or entities accounted for equity method) whose functional currency is not the euro are recorded under the heading “Valuation Adjustments — Exchange Differences” in the consolidated balance sheet until the item to which they relate is derecognized, at which time they are recorded in the income statement.
The breakdown of the balances in foreign currencies of the consolidated balance sheet as of June 30, 2009 and December 31, 2008, based on the most significant foreign currencies, are set forth in the following table:

	Millions of euros
		Mexican	Other foreign
June-09	USD	Pesos	currencies	TOTAL

Assets -	78,811	54,443	45,043	178,297
Cash and balances with Central Banks	5,538	4,827	3,653	14,018
Financial assets held for trading	2,865	13,140	2,805	18,810
Available-for-sale financial assets	8,930	5,563	6,021	20,514
Loans and receivables	58,387	27,929	29,191	115,507
Investments in entities accounted for using the equity method	5	112	524	641
Tangible assets	790	801	503	2,094
Other	2,296	2,071	2,346	6,713
Liabilities-	115,742	51,556	46,882	214,180
Financial liabilities held for trading	868	3,018	1,001	4,887
Financial liabilities at amortised cost	113,918	44,433	43,286	201,637
Other	956	4,105	2,595	7,656

	Millions of euros
		Mexican	Other foreign
December-08	USD	Pesos	currencies	TOTAL

Assets -	86,074	52,819	42,215	181,108
Cash and balances with Central Banks	2,788	5,179	3,612	11,579
Financial assets held for trading	4,137	13,184	3,003	20,324
Available-for-sale financial assets	10,321	5,613	4,846	20,780
Loans and receivables	65,928	26,168	28,072	120,168
Investments in entities accounted for using the equity method	5	103	481	589
Tangible assets	802	729	485	2,016
Other	2,093	1,843	1,716	5,652
Liabilities-	119,107	50,103	45,719	214,929
Financial liabilities held for trading	1,192	3,919	1,057	6,168
Financial liabilities at amortised cost	116,910	42,288	42,097	201,295
Other	1,005	3,896	2,565	7,466

2.2.5. ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES
None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by EU-IFRSs required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of June 30, 2009 and December 31, 2008, it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
2.2.6. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The heading “Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the carrying amount of the assets where an active program to locate a buyer and complete the plan has been initiated and approved at the appropriate level of management and it is highly probable they will be sold in their current condition within one year from the date on which are classified as such. Therefore, the carrying amount of these assets – which can be financial or non-financial but are not included in Group’s operating activities – will foreseeably be recovered through the price obtained on their sale.
Within this heading, a distinction is made between individual assets and groups of assets that are to be disposed of along with related liabilities (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”).
The individual headings include, the assets received by the consolidated entities from their debtors in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
Symmetrically, the heading “Liabilities Associated with Non-current Assets Held for Sale” in the accompanying consolidated balance sheets reflects the balances payable arising on disposal groups and discontinued operations.
Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount upon classification within this category. Non-current assets held for sale are not depreciated while included under this heading.
As a general rule, gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) in non-current assets held for sale not classified as discontinued operations” of the accompanying consolidated income statements. The remaining income and expense items associated with these assets and liabilities are classified within the corresponding consolidated income statement headings.
2.2.7. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES
The heading “Other operating income and expenses — Financial income from non-financial services ” of the accompanying consolidated income statement includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.
2.2.8. INSURANCE AND REINSURANCE CONTRACTS
In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income statement the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income statements.

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 23):
•	Mathematical provisions, which include:
-	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at period-end, net of the obligations of the policyholder.

-	Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the period that has to be allocated to the period from the reporting date to the end of the policy period.
•	Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•	Provisions for unexpired risks and other provisions, which include:
-	Non-life insurance provisions – unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at period-end.

-	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

-	Other technical provisions: the insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.
•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behaviour of the risk insured, to the extent that such amounts have not been individually assigned to each of them.
The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.
Reinsurance assets and Liabilities under insurance contracts
The heading “Reinsurance Assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities (Note 18).
The heading “Liabilities under Insurance Contracts” in the accompanying consolidated balance sheets includes the technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end (Note 23).
The income or loss reported by the Group’s insurance companies on their insurance activities is recorded, attending to it nature in the corresponding items of the accompanying consolidated income statement.
2.2.9. TANGIBLE ASSETS
Non-current tangible assets for own use
Non-Current Tangible Assets for own use relates to the assets, under ownership or acquired under finance leases, intended to the future or current use by the Group and that it is expected to be held for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.
Non-Current tangible assets for own use are presented in the consolidated balance sheets at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).
Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.
The period tangible asset depreciation charge is recognized with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Annual Percentage

Buildings for own use	1.33% to 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerisation	8% to 25%

At each close, the entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether the indicated impairment actually exists by comparing the asset’s carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.
The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals, performed within the last 3-5 years at most, absent other indications of impairment.
Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognised it in the consolidated income statement, recording the reversal of the impairment loss recorded in previous periods and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior periods.
Upkeep and maintenance expenses relating to tangible assets held for continued use are charged to the income statement for the period in which they are incurred.
Other assets leased out under an operating lease
The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to tangible assets for continued use.
Investment property
The heading “Tangible assets — Investment Properties” in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation at the disposal date and are neither expected to be sold off in the ordinary course of the business nor are destined for own use.
The criteria used by the BBVA Group to determine their recoverable value is based on updated independent appraisals, so that they are older than 1 year, absent other indications of impairment.
2.2.10. BUSINESS COMBINATIONS
A business combination is the bringing together of two or more separate entities or businesses into one single entity or group of entities.
The purchase method accounts for business combinations from the perspective of the acquirer. The acquirer must recognize the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognized by the acquired entity. This method measures the cost of the business combination and the assignation of it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.
In addition, any purchases of minority interests after the date on which the Group obtains control of the acquired are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.
2.2.11 INTANGIBLE ASSETS
Goodwill
The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquired entity are recorded as goodwill on the asset side of the consolidated balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is not amortized and is subject periodically to an impairment analysis. Any impaired goodwill is written off.
For impairment testing purposes, each item of goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each unit or group of units to which good the will is allocated shall:
-	represent the lowest level within the entity at which goodwill is monitored for internal management purposes,

-	not be larger than an operating segment.
The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and, always, if there is an indication of impairment.
For the purpose of determining the impairment on a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. If the carrying amount of the cash generating unit exceed the related recoverable amounts the entity will recognised an impairment loss; the resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment on goodwill attributable to the minority interest may be recognized. In any case, impairment losses on goodwill can never be reversed.
Other intangible assets
These assets can have an “indefinite useful life” – when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities – or a “finite useful life”, in all other cases.
The Group has not recognized any intangible assets with indefinite useful life.
Intangible assets with finite useful life are amortized over those useful lives using methods similar to those used to depreciate tangible assets.
The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment on other intangible assets (net) – Other assets” in the accompayning consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior periods are similar to those used for tangible assets.

2.2.12. INVENTORIES
The heading “Other assets — Inventories” in the accompanying consolidated balance sheet reflects the land and other properties that Group real estate agencies hold for sale as part of their property development activities (Note 21).
Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
The amount of any write-down of inventories, such as that reflecting damage, obsolescence, and reduction of the sale price, to net realisable value and any other losses is recognized as an expense in the period in which the write-down or loss occurs. Subsequent reversal of any write-down is recognized in the consolidated income statement for the period in which it occurs.
When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the period in which the related revenue is recognized. The expense is included in the heading “Other operating expenses – Changes in Inventories” of the accompanying consolidated income statement (Note 44).
2.2.13. TAX ASSETS AND LIABILITIES
The Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions the profits or losses on which are recognized directly in equity, in which case the related tax effect is also recognized in equity.
The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the period (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the income statement.
Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the period when the asset is realised or the liability settled (Note 32).
Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized.
The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.
Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is further unlikely that it will reverse in the foreseeable future.
2.2.14. FINANCIAL GUARANTEES
“Financial guarantees” are considered those contracts that oblige their issuer to make specific payments to reimburse the lender for a loss incurred when a specific borrower breaches its payment obligations on the terms — original or as modified – of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of a deposit, financial endorsement, insurance contract or credit derivative.
Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (Note 2.2.1).

The provisions made for financial guarantees classified as substandard are recognized under “Provisions — Provisions for Contingent Exposures and Commitments” on the liability side in the accompanying consolidated balance sheet (Note 24). These provisions are recognized and reversed to heading “Provisions Expense” in the accompanying consolidated income statement.
2.2.15. LEASES
Leases are classified as finance from the start of the transaction when they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject matter of the contract. Leases other than finance leases are classified as operating leases.
When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recorded as financing provided to third parties and, therefore, are included under the heading “Loans and Receivables” in the accompanying consolidated balance sheets.
When the consolidated entities act as the lessor of an asset in operating leases, the acquisition cost of the leased assets is recognized in “Tangible assets” in the accompanying consolidated balance sheets. These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statement on a straight line basis within heading “Other operating income”.
If a fair value sale and leaseback results in an operating lease, the profit or loss generated is recognized at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.
Assets provided under operating leases to other Group entities are treated in the interim consolidated financial statements as assets held for continued use.
2.2.16. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES
The heading “Provisions” of the accompanying consolidated balance sheets include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying economic benefits. The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or virtually certain developments of particular aspects of applicable regulation, specifically draft legislation to which the Group will certainly be subject.
Provisions are recognized in the balance sheet when each and every one of the following requirements is met: the Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation. This heading includes provisions for restructuring charges and litigation, including tax litigation.
Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.
Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. Also, they include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability. Contingent liabilities are recognized neither in the balance sheet nor income statement.

2.2.17. TRANSFERS OF FINANCIAL ASSETS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties.
The financial assets are derecognised from the consolidated balance sheet only if their cash flows are extinguished or the risks and rewards associated with the financial assets are subtantially transferred. Similarly, the financial liabilities are derecognised of the consolidated balance sheet only if their obligations are extinguised or acquired (with a view to subsequent cancellation or renewed placement)
If substantially all the risks and rewards associated with the transferred financial asset are transferred to third parties, the transferred financial asset is derecognised from the consolidated balance sheet and, at the same time, any right or obligation retained or created as a result of the transfer is recognized.
The Group is considered to have transferred substantially all the risks and rewards if such risks and rewards account for the majority of the risks and rewards incidental to ownership of the transferred assets.
If substantially all the risks and/or rewards associated with the transferred financial asset are retained:
•	The transferred financial asset is not derecognized and continues to be measured using the same criteria as those used before the transfer in the consolidated balance sheet.

•	A financial liability is recognized in the amount of compensation received, which is subsequently measured at amortized cost and included under the heading “Financial liabilities at amortized cost — Debt certificates” of the accompanying consolidated balance sheet. As these liabilities do not constitute a current obligation, when measuring such a financial liability the Group deducts those financial instruments owned by it which constitute financing for the entity to which the financial assets have been transferred, in so far as these instruments are deemed to specifically finance the assets transferred.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability are recognized.
Securitizations
In the specific instance of the securitization funds to which the Group entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the need for consolidation:
•	The securitization fund’s activities are undertaken in the name of the entity in accordance with that bank’s specific business requirements with a view to generating benefits or gains from the securitization funds’ operations.

•	The bank retains decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at their incorporation).

•	The bank is entitled to receive the bulk of the securitization funds’ profits and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the risk embodied by the assets in the securitization funds and the corresponding asset derecognition rules are applied.
If control is deemed to exist based on the aforementioned indicators, the securitization funds are consolidated within the Group. The Group is deemed to transfer substantially all risks and rewards if its exposure to the potential variation in the future net cash flows of the securitized assets following the transfer is not significative. In this instance, the consolidated Group may derecognize the securitized assets.
The BBVA Group has applied the most stringent prevailing criteria in determining whether or not it retains substantially all the risk and rewards incidental to ownership for all securitizations performed since January 1, 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the underlying assets from the accompanying consolidated balance sheets (see Note 13.3 and Appendix III) as the Group retains substantially all the risks embodied by expected loan losses or associated with the possible variation in net cash flows, as it retains the subordinated loans extended by the BBVA Group to the same securitization funds.
2.2.18. OWN EQUITY INSTRUMENTS
The balance of the heading “Stockholders’ funds — Treasury Shares” in the accompanying consolidated balance sheets relates mainly to Bank shares held by certain consolidated companies as of June 30, 2009 and December 31, 2008. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, respectively, as appropriate, to the heading “Stockholders’ funds-Reserves” in the accompanying consolidated balance sheets (Note 30).
2.2.19. EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS
Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, at grant date.
If the performance condition is a market condition, it is not recognized in the income statement as it was already taken into account in the measurement of initial fair value. Vesting conditions other than market conditions shall not be taken into account when estimating the fair value of the shares ath the measurement date. Instead, vesting conditions shall be taken into account when calculating the number of instruments to be granted, with this effect being recognized in the income statement along with the corresponding increase in equity.
2.2.20. TERMINATION BENEFITS
Termination benefits must be recognized when the Group is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans in the Group entities, so it is not necessary to recognize a provision for this issue.
2.2.21. CONSOLIDATED STATEMENTS OF CASH FLOWS
For the preparation of the consolidated statement of cash flows has been used the indirect method. This method starts from the entity’s consolidated profit or loss and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.
For these purposes, in addition to cash on hand, cash equivalents include very short term, highly liquid investments subject to very low risk of impairment.
The composition of component of cash and equivalents respect the headings of consolidated balance sheets is shown in the accompanying consolidated cash flow statements.
For the development of consolidated statement of cash flows is taken into consideration the following concepts:
▪	Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such as balances with central banks, short-term Treasury bills and notes, and demand balances with other credit institutions.

▪	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

▪	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

▪	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities
2.2.22. STATEMENT OF CHANGES IN CONSOLIDATED TOTAL EQUITY AND CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
Statement of changes in total equity that reflects all the movements produced in every period in each of the headings of the consolidated equity included the proceeding ones from transactions realized with the shareholders when they act as such, and the due ones to changes in countable criteria and corrections of errors.
Consolidated statement of recognized income and expense that reflects the income and expenses generated in every period, distinguishing the recognized ones as “results“ in the consolidated income statement of the “other gains (losses) and recognized expenses” straight in equity.
The applicable regulations establish that certain categories of assets and liabilities are recognized by its fair value with charge to total equity. These charges, known as “valuation adjustments”, are included in the consolidated total equity of the Group net of tax effect, which has been recognized depending on the case, as deferred tax assets or liabilities.
Consolidated statement of recognized income and expense presents the changes occurred in the “valuation adjustments” for the period detailed by concepts, as well as earnings of the period plus/minus, if applicable, of the adjustments done by the change in accounting principles or by errors of previous periods. The sum of the changes occurred in the heading “valuation adjustments” of the consolidated total equity and the consolidated income of the period forms the “Incomes and expenses of the period”.
2.3 IFRS RECENT PRONOUNCEMENTS
a) STANDARDS AND INTERPRETATIONS IN EFFECT IN 2009
From January 1, 2009 to June 30, 2009, the following amendments to IFRS or interpretations of existing standards (“IFRIC”) came into effect. Their application by the Group did not have a significative impact on the accompanying consolidated financial statements:
IFRS 8 “Operating Segments”
This new standard replaces IAS 14 “Segment Reporting”. The main novelty is the adoption of an approach to management reporting business segments. The information reported will be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. In the information to present, the segments identified and the criteria used to identify the segments, will be coincide with those used internally by the organization and the direction, but do not meet the criteria IFRS of the financial statements.
IAS 23 Revised “Borrowing Costs”
The revision to IAS 23 removes the option of immediately recognising as an expense borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is one that takes a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise such borrowing costs as part of the cost of the asset.
IFRIC 13 “Customer Loyalty Programmes”
This IFRIC establishes the accounting procedure for the customer loyalty programmes used by entities to provide customers with incentives to buy their goods or services. If a customer buys goods or services, the entity grants the customer award credits (often described as “points”). The customer can redeem the award credits for awards such as free or discounted goods or services. The entity may operate the customer loyalty programme itself or participate in a programme operated by a third party.

The interpretation requires entities allocate part of incomes of initial sale to exchangeable bond, recognizing them as income only when they have fulfilled their obligations by providing such awards or paying third parties to do so.
IAS 1 Revised — Presentation of Financial Statements
The main changes from the previous version are to require that an entity must:
The “statement of changes in equity” will present the amounts of transactions with owners in their capacity as owners, such as equity contributions, reacquisition of the entity’s own equity instruments and dividends.
Present all non-owner changes in equity (that is, ‘comprehensive income’) either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income).
Also, introduce new disclosures requirements when the entity applies an accounting policy retrospectively, makes a restatement or reclassifies headings vis-à-vis the previous Financial Statement. The names of some Financial Statements are change to reflect more clearly its function. (i.e. the Balance Sheet is rename as Statement of Financial Position).
IFRS 2 Revised — Share-based Payment
The amendment to IFRS 2 clarifies that vesting conditions are service conditions and performance conditions only, and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.
Amendments to IAS 32 “Financial Instruments: Presentation”
The amendments performed to IAS 32 have the objective of improving the accounting process for financial instruments who’s features are similar to the features of ordinary shares but that are at the present time classified as financial liabilities.
The amendment to IAS 32 requires that entities start to classify some instruments as equity, as long as they fulfill a series of particular requirements. Specifically, the following instruments will be classified as equity:
“Puttable instruments”: Financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on the occurrence of an uncertain future event or retirement of the instrument holder. Puttable instruments that are subordinate and that entitle the holder to a pro rata share of the entity’s net assets in the event of the entity’s liquidation will be classified as equity.
Instruments, or components of instruments, that are subordinate to all other classes of instruments and that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.
Amendment to IAS 27 — Consolidated and separated financial statements; Cost of investments in subsidiaries, jointly controlled entities and associates
The main changes in IAS 27 are the following:
The elimination of the “cost method” from IAS 27.4, which implied that any return of the investment that corresponded to earnings not generated after the date of acquisition should be reduced in the separated financial statements, was due to problems that arose from this concept definition in some jurisdictions. In order to reduce the risk of overvaluation of the investments in subsidiaries, jointly controlled entities and associates, any dividend received by the investor from these entities will be recognised as an income and the related investment would be examined towards any impairment in accordance with IAS 36, as long as there is evidence of impairment on the investment (defining as such those cases in which: the book value of the investment in the separated financial statements is higher than the book value of the consolidated financial statements of the net assets of the investment, including goodwill; or when the dividend exceeds the valuation adjustments recognized in equity related with the investment in the period to which the distribution of dividends are charged.
When a new parent company is formed, it will value the cost of the investments in its separate financial statements the book value presented in the financial statements of the previous parent company as of the date in which the new parent company is created. This would be the case in which a new parent company is created when an existing entity decides to reorganize it operational structure and consequently becomes a subsidiary of the new parent company.
First annual Project of improvements of IFRS
This is the first annual project of improvements carried out by the IASB in which small changes that affect the presentation, recognition or assessment of the IFRS as well as changes in terminology and editing, that don’t have any significant effect on the accounting process.
The most significant changes affect the following standards:
IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations
IAS 1 — Presentation of Financial Statements
IAS 16 — Property, Plant and Equipment
IAS 19 — Employee benefits
IAS 20 — Accounting for Government Grants and Disclosure of Government Assistance
IAS 27 — Consolidated and Separate Financial Statements
IAS 28 — Investments in Associates
IAS 38 — Intangible Assets
IAS 39 — Financial Instruments: Recognition and Measurement
IAS 40 — Investment property
IFRIC 14 IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
IFRIC 14 provides detailed guidance on how entities should determine the limit placed by IAS 19 Employee Benefits on the amount of a surplus in a pension plan they can recognize as an asset. It also addresses how pension assets or liabilities can be affected by a legal stipulation or minimum funding requirement, determining the need to recognize an additional liability if the entity has a contractual obligation to make additional contributions to the plan and its ability to recoup these contributions is restricted. IFRIC standardizes practice and ensures that entities recognise an asset in relation to a surplus on a consistent basis.
IFRIC 15 — Agreements for the Construction of Real Estate
This Interpretation says that agreements for the construction of real estate shall only fall under the scope of IAS 11 “Construction Contracts” when the buyer is able to specify the major structural elements of the design of the real estate before construction begins and/or specify major structural changes once construction is in progress (even when the buyer does not exercise this power). To the contrary IAS 18 applies.
IFRIC 16 — Hedges of a Net Investment in a Foreign Operation
This Interpretation addresses the following aspects of hedging net investments in foreign operations:
•	The risk hedged is the foreign currency exposure to the functional currencies of the foreign operation and the parent entity. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation, i.e. the presentation currency does not create an exposure to which an entity may apply hedge accounting.

•	The hedging instrument(s) may be held by any entity or entities within the group, irrespective of their functional currencies (except the foreign operation the investment in which is hedged), so long as IAS 39 requirements are met.
Amendment to IFRS 7 — Improving Disclosures about Financial Instruments
The amendments introduce changes to disclosures with a view to enhance disclosures about fair value measurements of financial instruments and liquidity risk.

b) STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE AS OF JUNE 30, 2009
At the date of elaboration of the consolidated financial statements new IFRS’s (International Financial and Reporting Standards) and interpretations (“IFRIC’s”) have been issued, which are not required to be applied as of June 30, 2009, although in some cases earlier application is encouraged. The Group has not yet applied any of the following Standards to its consolidated financial statements.
IFRS 3 Revised — Business Combinations — and modification of IAS 27 — Consolidated and Separate Financial Statements
These standards will be effective for annual periods beginning on or after July 1, 2009. An entity shall apply them prospectively from the period beginning after June 30, 2007.
IFRS 3 (Revised) and the modifications of IAS 27 represent some significant changes in various aspects related to the accounting for Business Combinations that, in general, making more emphasis on fair value. Some of the main changes are: the acquisition costs, which will be registered as expense compared to current treatment of increasing the cost of the business combination; acquisitions achieved in stages, in which at the time the acquirer held the control, re-measured at fair value the ownership interest; or the existence of the option to measure at fair value the minority interests in the acquired, compared to current treatment of measuring its proportional share at fair value of the net assets acquired.
Amendment to IAS 39 — Financial Instruments: Recognition and Measurement. Eligible Hedged Items
This amendment applies retrospectively for annual periods beginning on or after July 1, 2009. Earlier application is permitted.
The amendment stipulates that:
▪	Inflation may not be designated as a hedged item unless it is identifiable and the inflation portion is a contractually specified portion of cash flows and other cash flows of the financial instrument are not affected by the inflation portion.

▪	When changes in the cash flows or fair value of a hedged item above or below a specified price or other variable (a one-sided risk) are hedged via a purchased option, the intrinsic value and time value components must be separated and only the intrinsic value may be designated as a hedging instrument.
IFRIC 17 — Distribution of Non-cash Assets to Owners
The Interpretation is effective for annual periods beginning on or after July 1, 2009. Earlier application is permitted.
IFRIC 17 stipulates that all non-cash distributions to owners must be valued at fair value, clarifying that:
▪	A dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity.

▪	An entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.
Amendments to IFRIC 9 and IAS 39 — Reassessment of Embedded Derivatives
The amendments will be applicable for annual periods ending on or after June 30, 2009.
The goal is to clarify the accounting treatment of embedded derivatives so as to prevent potential issues relating to the application of the latest amendments introduced to IAS 39.
The amendment to IAS 39 prohibits reclassification of hybrid financial instruments carried at fair value through profit and loss when said reclassification implies the separation of the embedded derivative from the host contract and the fair value of the embedded derivative cannot be measured reliably.
The amendment to IFRS 9 allows separation of embedded derivatives from a host contract when an entity reclassifies a hybrid financial asset out of the fair value through profit and loss category.
Group management considers that the effectiveness of this amendment will not have a material impact on its consolidated financial statements.

Second IASB Annual IFRS Improvements Project
The IASB has published its second annual improvement project designed to make necessary, but non-urgent, amendments to IFRSs that will not be included in another project, most of which will be applicable for annual periods beginning on or after Janiary 1, 2010.
The amendments are primarily aimed at eliminating inconsistencies between certain IFRSs and at clarifying terminology.
Group management considers that the effectiveness of these improvements will not have a material effect on its consolidated financial statements.
3. BANCO BILBAO VIZCAYA ARGENTARIA GROUP
The BBVA Group is an international diversified financial group with a significant presence in the retail banking business, wholesale banking, assets management and private banking. Additionally, the Group maintains business activity in other sectors, such as the insurance, real estate and operational leasing sectors as well as other business activities.
The following table sets forth information relating to total assets as of June 30, 2009 and income attributed to the Group for the six months ended June 30, 2009 of the entities of the Group, based on the activity of the entity:

	Millions of euros
			Total income
	Total assets	% of the total	of the period	% of the total
	contributed	asset of the	contributed	income of the
	to the Group	Group	to the Group	Group
Banks	503,977	92.88%	2,566	91.69%
Financial services	8,521	1.57%	135	4.82%
Portfolio and funds managing company and dealers	12,168	2.24%	(252)	(9.00)%
Insurance and pension fund managing company	15,346	2.83%	373	13.31%
Real Estate, services and other entities	2,622	0.48%	(23)	(0.82)%

Total	542,634	100%	2,799	100%

The activity of the Group is mainly located in Spain, Mexico, United States, Latin American, maintaining as well as an active presence in Europe and Asia (see Note 17).
The total assets of the Group’s most significant subsidiaries, grouped by countries where Group has activity, as of June 30, 2009 and December 31, 2008 are as follows:

	Millions of euros
COUNTRY	June-09	December-08

Spain	380,018	380,532
Mexico	63,241	61,023
USA & Puerto Rico	46,703	49,698
Chile	10,104	9,389
Venezuela	10,603	9,652
Colombia	6,988	6,552
Peru	7,210	7,683
Argentina	4,934	5,137
Other	12,833	12,984

Total	542,634	542,650

The “Interest and similar income” of the Group’s most significant subsidiaries, grouped by countries where Group has activity, for the six months periods ended June 30, 2009 and 2008, are as follows:

	Millions of euros
COUNTRY	June-09	June-08

Spain	6,826	8,398
Mexico	2,863	3,213
USA & Puerto Rico	1,011	1,071
Chile	235	448
Venezuela	722	496
Colombia	401	375
Peru	305	229
Argentina	298	254
Other	250	298

Total	12,911	14,782

Appendix II provides relevant information as of June 30, 2009 on the consolidated entities in the Group accounted for using the equity method.
Appendix IV provides relevant information as of June 30, 2009 on the consolidated jointly controlled entities accounted for using the proportionate consolidation method.
Appendix VI includes the changes in ownership interests held by the Group as of June 30, 2009.
Appendix VII includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 10% owned by non-Group shareholders as of June 30, 2009.
- Spain
The activity of the Group in Spain is carried out fundamentally through BBVA which is the Group’s parent company. Appendix I includes the BBVA individual financial statements as of June 30, 2009.
The following table sets forth information relating to total assets and income before tax of the Group over the total assets and consolidate income before tax of the Group, as of June 30, 2009 and December 31, 2008:

	June-09	December-08

% BBVA Assets over Group Assets	66%	63%
% BBVA Income before tax over Consolidated income before tax	53%	28%

Additionally, there are other entities of the Group in Spain’s banking sector, insurance sector, real estate sector and entities of services and operating leases.
- Mexico
The Group presence in Mexico dates back to 1995. The activity is mainly developed through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. de C.V. as in the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V., and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.
- United States and Puerto Rico
In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in several southern states. In 2007 the Group acquired Compass Bancshares Inc. and State National Bancshares Inc. taking control of these entities and the companies of their groups. The merger between the three banks in Texas (Laredo National Bank, Inc., Texas National Bank, and State National Bank) and Compass Bank, Inc. took place along 2008.
The BBVA group has as well a significant presence in Puerto Rico through its subsidiary bank BBVA Puerto Rico, S.A.

- Latin American Countries
The Group’s activity in the rest of the Latin American countries is mainly focused on the banking, insurance and/or pensions sectors in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. In Bolivia and Ecuador the business activity is concentrated in the pensions sector.
The Group owns more than 50% of most of the companies in these countries, with the exception of certain companies based in Peru and Venezuela. Following is the detail of companies forming part of the BBVA Banco Continental (Peru) Group and BBVA Banco Provincial (Venezuela) which, although less than 50% owned by the Group, as of December 31, 2008, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control (Note 2.1):

	% Voting	%
COMPANY	Rights	Ownership

Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Continental DPR Finance Company	100	46.04
Comercializadora Corporativa SAC	99.99	50.00
Banco Provincial Overseas N.V.	100	48.01

Changes in the Group
The most noteworthy acquisitions and sales of subsidiaries for the six months ended June 30, 2009 and in the year 2008 were as follows:
Changes in the Group for the six months ended June 30, 2009
There were no significant changes to the Group’s structure between January 1 and June 30, 2009 other than the two Group companies which were merged into BBVA, S.A., as outlined below:
•	Merger by absorption of Banco de Crédito Local and BBVA Factoring E.F.C., S.A.

The directors of Group subsidiaries Banco de Crédito Local de España, S.A. (Sole Shareholder Company) and BBVA Factoring E.F.C., S.A. (Sole Shareholder Company), in their respective board meetings on January 26, 2009, and of Banco Bilbao Vizcaya Argentaria, S.A., in its board meeting on January 27, 2009, approved the merger of the two companies into BBVA, S.A and the corresponding en bloc universal transfer of all their assets and liabilities to BBVA, which acquired by universal succession the rights and obligations of the merged entities.

The merger agreements were submitted to the companies’ respective shareholders for approval in general meeting during the first quarter of 2009.

Both mergers were duly filed with the Business Register on June 5, 2009. Accordingly, as of that date of the merged the companies were effectively dissolved. For accounting purposes the mergers took effect from January 1, 2009.
Changes in the Group in 2008
During this period, there were no significant changes in the Group, except the previously mentioned fusion of three banks in Texas (Laredo National Bank, Inc., Texas National Bank, Inc., and State National Bank, Inc.) with Compass Bank, Inc.

4. DIVIDENDS PAID BY THE BANK
The dividends paid in the six months periods ended June 30, 2009 and 2008 were as follows:

	June-09			June-08
			Amount			Amount
	% over	Euros per	(millions	% over	Euros per	(millions of
	nominal	share	of euros)	Nominal	share	euros)

Ordinary shares	34%	0.167	626	87.6%	0.429	1,608
Rest of shares	—	—	—	—	—	—
Total dividends paid	34%	0.167	626	87.6%	0.429	1,608
Dividends with charge to income	34%	0.167	626	87.6%	0.429	1,608
Dividends with charge to reserve or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

On January 12, 2009, the third interim dividend for 2008 was paid for a gross amount of EUR 0.167 per share (net: EUR 0.13694 per share) on each of the 3,747,969,121 shares comprising share capital.
The own shares awarded to shareholders as part of supplementary remuneration to the 2008 dividend (Note 28), as ratified at the General Shareholders’ Meeting held on March 13, 2009, were delivered to shareholders on April 20, 2009.
After June 30, 2009, the Board of Directors of BBVA, at a meeting held on July 8, 2009, agreed on the first interim dividend payment for 2009, setting a gross payment of EUR 0.09 per share.
The provisional accounting statement elaborated by Banco Bilbao Vizcaya Argentaria, S.A. as of May 31, 2009 in accordance with legal requirements, highlights the existence of enough resources for the distribution of interim dividends, being as follows:

Millions of euros
First dividend of 2009

Interim dividend -
Profit at each of the dates indicated, after the provision for income tax	1,232
Less -
Estimated provision for Legal Reserve	—
Interim dividends paid	—

Maximum amount distributable	1,232

Amount of proposed interim dividend	337

5. EARNINGS PER SHARE
The calculation of earnings per share for the six months periods ended June 30, 2009 and 2008 was as follow:

EARNINGS PER SHARE FOR CONTINUING OPERATIONS	June-09	June-08

Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	2,799	3,108
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	2,799	3,108
Denominator for basic earnings per share (millions of shares)	3,703	3,717
Denominator for diluted earnings per share (millions of shares)	3,703	3,717

Basic earnings per share for continuing operations (euros)	0.76	0.84

Diluted earnings per share for continuing operations (euros)	0.76	0.84

As of June 30, 2009 and 2008, the Group had no share-based instruments or payment commitments to employees that would have a significant dilutive effect on the earnings per share calculation for the periods presented or discontinued operations that would affect the calculation in either interim period.
6. BASIS AND METHODOLOGY INFORMATION FOR SEGMENT REPORTING
Segment reporting represents a basic tool in the oversight and management of the Group’s various businesses. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recorded in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group into higher level units and, ultimately, the business segments themselves. Similarly, each of the legal entities making up the Group are assigned to the various business segments based on their core activities.
Once the composition of each business segment has been defined, certain management criteria are applied, noteworthy among which are the following:
▪	Economic capital: capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target solvency ratio. This target is in turn set at two levels: Tier 1 capital, which determines capital allocation and serves as the benchmark for determining each business’ return-on-equity (ROE); total capital, which determines additional allocations in relation to preferred shares and subordinated debt. The CaR calculation encompasses credit risk, market risk, structural balance sheet risk, shareholding risks, operational risk, risks to tangible assets and technical risks at insurance companies. These calculations are performed using internal models which have been designed following the guidelines and requirements stipulated in the Basel II capital accord, with economic criteria predominating over regulatory ones.

CaR, due to its sensitivity to risk exposure, is an element that is intertwined with the businesses’ management policies, standardizing capital allocation across them in accordance with the risks assumed and facilitating comparison of returns across the various businesses. This means CaR is calculated on a uniform and consolidatable basis for all classes of risk and for every transaction, balance and exposure, enabling risk-adjusted assessments and aggregate performance data by customer, product, segment, unit or business area.

▪	Internal transfer prices: the calculation of the interest spreads at each business is performed using rates adjusted for maturities and rate reset clauses in effect on the various assets and liabilities making up each unit’s balance sheet. The allocation of profits across business generation and distribution units (e.g., in asset management products) is performed at market prices.

▪	Allocation of operating expenses: both direct and indirect expenses are allocated to the segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate/institutional expenses incurred on behalf of the overall Group.

▪	Cross-selling: on certain occasions, consolidation adjustments are made to eliminate certain overlap in two or more units’ results on account of cross-selling incentives.
Description of the Group’s operating segments
The Group determines the following business areas to be its operating segments for reporting purposes. Thus the present composition of the Group’s operating segments as of June 30, 2009, is as follows
▪	Spain and Portugal this includes: the Spanish retail branch network (individual customers, high networth individuals and small companies and businesses in the domestic market); the business & corporate banking unit (SMEs, large companies, institutions and developers in the domestic market); and the remaining units, in particular, consumer finance, BBVA Seguros and BBVA Portugal.

▪	Wholesale Banking & Asset Management (WB&AM) this consists of: Corporate and Investment Banking (including the activities of the European, Asian and New York offices with large corporate and business customers); Global Markets (trading floor business and distribution in Europe, Asia and New York); Asset Management, which includes traditional asset management (mutual and pension funds in Spain) as well as alternative funds and private equity; the Group’s own equity portfolios and long-term business projects (which spans the business development activity covering endeavours with long lead times and the private equity business conducted by Valanza S.C.R); and Asia

(through the Group’s holding in the Citic group). Wholesale Banking & Asset Management also operates in these businesses in Mexico and South America. However, this report covers its activities and earnings in those regions under the umbrella of the business areas there.

▪	Mexico: this area operates the banking, insurance and pension businesses in Mexico.

▪	The United States: this area operates the banking and insurance business in the United States, including those conducted in the Commonwealth of Puerto Rico.

▪	South America: this area operates the banking, insurance and pension businesses in South America.

▪	The Corporate Activities area handles the Group’s general management functions. These mainly consist of structural positions for interest rates associated with the euro balance sheet and exchange rates, together with liquidity and shareholders’ funds. The management of structural risks related to interest rates in currencies other than the euro is handled by the corresponding areas. This area also includes the Group’s industrial portfolio management unit and financial shareholdings, along with its non-international real estate business.
BBVA has maintained the criteria it applied in 2008 to the composition of the business areas very much the same for 2009, with only a few insignificant changes. These do not affect the Group-level information and their impact on the figures for the different business units and areas is practically irrelevant. Nonetheless, the 2008 data have been reformatted to include these marginal changes to ensure like-for-like comparison.
The detail of the total assets of the Group for each operating segment as of June 30, 2009 and December 31, 2008, is as follows:

	Millions of euros
	Total assets
	June-09	December-08

Spain and Portugal	219,114	220,470
WB&AM	142,536	136,785
Mexico	63,327	60,704
USA	40,463	43,351
South America	42,821	41,600
Corporate Activities	34,373	39,740

Total	542,634	542,650

The detail of the consolidated income for the six months ended June 30, 2009 and 2008 for each operating segment is as follows:

	Millions of euros
	Consolidated income
	June-09	June-08

Spain and Portugal	1,270	1,292
WB&AM	539	557
Mexico	724	950
USA	85	164
South America	463	351
Corporate Activities	(282)	(206)

Subtotal	2,799	3,108

Not assigned income	—	—
Elimination of interim income (between segments)	—	—
Other gains (losses)	243	169
Income tax and/or income from discontinued operations	961	1,213

INCOME BEFORE TAX	4,003	4,490

The detail of the ordinary income of the Group for the periods between January, 1 and June 30, 2009 and 2008 for each operating segment, which is conformed by the interest income, equity instruments income, fee and commission income, net gains on financial assets and liabilities and other operating income, is as follows:

	Millions of euros
	Total ordinary income
	June-09	June-08

Spain and Portugal	5,586	6,433
WB&AM	2,112	2,903
Mexico	3,991	4,758
USA	1,373	1,430
South America	2,817	2,662
Corporate Activities	2,119	2,564
Adjustments and eliminations of ordinary income between segments	—	—

TOTAL	17,998	20,750

7. RISK EXPOSURE
Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The main risks inherent in financial instruments are:
•	Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. There are three types of market risk:
-	Currency risk: exposure to fluctuations in the exchange rate between currencies.

-	Fair Value interest rate risk: exposure to fluctuations in market interest rates.

-	Price risk: exposure to changes in market prices, whether those changes are caused by factors specific to the instrument itself, or by factors affecting all similar financial instruments traded in the market.
•	Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation due to the insolvency or inability to repay of the obliged natural persons or legal entities.

•	Liquidity risk is defined as the risk that an entity will not be able to meet obligations associated with financial liabilities, or will be forced to secure funding on onerous conditions, or on conditions that could damage the entity’s image and/or reputation.
RISK GUIDELINES AND POLICIES
The general guiding principles followed by the BBVA Group to define and monitor its risk profile are set out below:
•	The risks assumed must be aligned with the Group’s regulatory capital in accordance with its target solvency level.

•	There are limits in place to curtail the concentration of exposures to specific risk factors that could jeopardize the Group’s objectives in terms of solvency, liquidity and earnings recurrence.

•	The Group’s endeavours to generate profits must imply a high degree of repeat earnings.

•	Business growth must be financed in accordance with prudent liquidity management.

•	All risks must be identified, measured and evaluated and procedures must be in place to monitor and manage these risks.

•	Maintenance of robust tools for controlling and mitigating operational and reputational risks.

•	The business divisions are held responsible for proposing and maintaining an adequate risk profile within their scope of activity and under the umbrella of the corporate risk management framework.

•	The risk management infrastructure must be sufficient to lend dynamic support to the principles listed above in relation to tools, databases, IT systems, procedures and personnel.
Building on these principles, the Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance regime, with segregation of duties and responsibilities; a set of tools, circuits and procedures that constitute the various discrete risk management regimes, and an internal risk control system.
In relation to the second mentioned principles -limiting risk concentrations-, specifically in the trading area, limits are approved each year by the Board’s Risk Committee on exposures to trading, structural interest rate, structural currency, equity and liquidity risk at the banking entities and in the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.
In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific deals and products. Upper limits are allocated based on iso-risk curves, determined as the sum of expected losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.
An additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.
For retail portfolios, potential concentrations of risk are analyzed by geography or by certain specific risk profiles in relation to overall risk and earnings volatility; where appropriate, the opportune measures are taken, imposing cut-offs using scoring tools, via recovery management and mitigating exposure using pricing strategy, among other approaches.
CORPORATE GOVERNANCE STRUCTURE
The Group has a corporate governance system which is in keeping with international recommendations and trends, adapted to its business environment and to the most advanced practices in the markets in which it pursues its business.
In the field of risk management, it is the board of directors that is responsible for approving the risk control and management policy, as well as periodically monitoring internal reporting and control systems.
To perform this function correctly the board is supported by the Executive Committee and a Risk Committee, the main mission of the latter being to assist the board in undertaking its functions associated with risk control and management.
As per Board Regulations, article 36, for these purposes, the Risk Committee is assigned the following functions:
•	Analysing and assessing proposals for Group risk strategy and policies.

•	Monitoring the degree to which the risks assumed are in line with the specified profile.

•	To assess and approve, where applicable, any risks whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	Verification that the Group is provided with the means, systems, structures and resources in line with best practices, to enable it to implement its risk management strategy.
The Group’s risk management system is managed by Corporate Risks Area, which combines a view by risk type with a global view. The Corporate Area of Risks is formed by units specialized for every class of risk (credit, market and structural, operational and not bank risks) that work close to transverse units as Global Management of the Risk that integrates all the risks, the unit of Methodologies of evaluation of the risks and Transformation and Internal Control.

Below this level there are risk teams with which it maintains flowing, continuous relations, and which examine the risks from each country or from specific business groups.
Using this structure, the risk management function assures firstly, the integration, control and management of all the Group’s risks; secondly, the application of standardised risk principles, policies and metrics throughout the entire Group; and thirdly, the necessary insight into each geographical region and each business.
This organisational lay-out is supplemented by regular running committees which may be exclusively from the Risk Area (the Global Risk Committee and the Technical Operations Committee) or they may comprise several areas (The New Products Committee; the Global Internal Control and Operational Risk Committee, the Assets and Liabilities Committee and the Liquidity Committee). Their scope is:
•	The Global Risk Committee, made up of the corporate supervisors of risk management in the Group, is to develop and implement the Group’s risk management model in such a way as to ensure that the cost of risk is appropriately integrated into the different decision-making processes. It thus assesses the Group’s global risk profile and whether its risk management policies are consistent with its target risk profile; it identifies global risk concentrations and alternatives to mitigate these; it monitors the macroeconomic and competitor environment, quantifying global sensitivities and the foreseeable impact different scenarios will have on risk exposure.

•	The Technical Operations Committee analyses and approves, if appropriate, transactions and financial programmes to the level of its competency, scaling up those beyond its scope of power to the Risks Committee.

•	The task of the Global Internal Control and Operational Risk Committee is to undertake a review at Group-level and of each of its units, of the control environment and the running of the Internal Control and Operational Risk Models, and likewise to monitor and locate the main operational risks the Group has open, including those of a transversal nature. This Committee is therefore the highest operational risk management body in the Group.

•	The functions of the New Products Committee are to assess, and if appropriate to approve, the introduction of new products before activities commence; to undertake subsequent control and monitoring for newly authorised products; and to foster business in an orderly way to enable it to develop in a controlled environment.

•	The Assets and Liabilities Committee (ALCO) is responsible for actively managing structural liquidity, interest rate and exchange rate risks, together with the Group’s own funds base.

•	The Liquidity Committee will undertake monitoring of the measures adopted and it will verify the disappearance of the trend signals which led to it being convened or, if it so deems necessary, it will proceed to convene the Crisis Committee.
TOOLS, CIRCUITS AND PROCEDURES
The Group has implemented an integrated risk management system designed to cater for the needs arising in relation to the various types of risk; this prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria.
Specifically, the main risk management activities performed are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (PD), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); measurement of the values-at-risk of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the achievement of the targets set.

7.1 CREDIT RISK
Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation due to the insolvency or incapacity of natural or legal persons.
Maximum exposure to credit risk
For the financial assets recognized on the face of the consolidated balance sheet, credit risk exposure is equivalent to these assets’ carrying amounts. The maximum exposure to credit risk on financial guarantees extended is the maximum that the Group is liable for if these guarantees are called in.
The Group’s maximum credit exposure (except for trading derivatives and hedging derivates) as of June 30, 2009 and December 31, 2008, without recognizing the availability of collateral or other credit enhancements, is broken down by sector in the table below:

		Millions of euros
	Note	June-09	December-08

Financial asstest held for trading	10	32,618	26,556
Debt securities		32,618	26,556
Public sector		28,100	20,778
Credit institutions		1,841	2,825
Other sectors		2,677	2,953
Other financial assets designated at fair value through profit or loss	11	518	516
Debt securities		518	516
Public sector		30	38
Credit institutions		43	24
Other sectors		445	454
Availvable-for-sale financial assets	12	49,622	39,961
Debt securities		49,622	39,961
Public sector		30,548	19,576
Credit institutions		12,905	13,377
Other sectors		6,169	7,008
Loans and receivables	13	359,413	375,387
Loans and advances to credit institutions		24,513	33,679
Loans and advances to customers		334,440	341,322
Public Sector		24,052	22,503
Agriculture		3,717	4,109
Industry		46,797	46,576
Real estate and construction		53,541	47,682
Trade and finance		44,847	51,725
Loans to individuals		125,786	127,890
Leases		8,719	9,385
Other		26,981	31,452
Debt securities		460	386
Public sector		356	290
Credit institutions		4	4
Other sectors		100	92
Held-to-maturity investments	14	5,101	5,285
Public sector		3,744	3,844
Credit institutions		749	800
Other sectors		608	641

Subtotal		447,272	447,705

Valuation adjustments		538	942

Total Balance		447,810	448,647

Financial guarantees	33	34,421	35,952
Other contingent exposures		7,583	6,234
Drawable by third parties	33	85,140	92,663
Public sector		3,417	4,221
Credit institutions		2,254	2,021
Other sectors		79,469	86,421

Total off-balances		127,144	134,849

Total		574,954	583,496

The BBVA Group’s maximum credit risk exposure on derivatives as of June 30, 2009 amounted to €46,324 million (As of December 31, 2008: €46,888 million). This figure is a better reflection of maximum credit risk exposure than the balance sheet amount, as it includes not only the fair value of the Group’s positions at the reporting date (which is all that the balance sheet figure reflects), but also an estimate of the potential risk exposure on these positions when they expire.
Mitigating credit risk: collateral and other credit enhancements, including hedging policies and risk mitigation
In most instances the maximum credit exposure is mitigated by collateral, credit enhancements and other measures devised to reduce BBVA’s ultimate exposure.
The Group applies a credit risk protection and mitigation policy deriving from the banking approach focused on relationship banking. On this basis, the provision of guarantees is a necessary instrument but one that is not sufficient when taking risks; therefore for the Group to assume risks, it needs to verify the payment or resource generation capacity to comply with repayment of the risk incurred.
The aforementioned is carried out through a prudent risk management policy which consists of analysing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit receiver, the provision of guarantees in any of the generally accepted ways (monetary, collateral or personal guarantees and hedging) appropriate to the risk borne, and lastly on the recovery risk (the asset’s liquidity).
The procedures for the management and valuation of collaterals are set out in the internal Manual on Credit Risk Management Policies, which the Group actively uses in the arrangement of transactions and in the monitoring of both these and customers.
This Manual lays down the basic principles of credit risk management, which includes the management of the collaterals assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of a suitable cash flow generation by the obligor that enables them to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render them unable to meet their obligations.
The procedures used for the valuation of the collateral are consistent with the market’s best practices, which involve the use of appraisal for real estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.
All collaterals assigned are to be properly instrumented and recorded in the corresponding register, as well as receive the approval of the Group’s Legal Units.
Following is a description of the principal guarantees or credit enhancements, which are taken directky from the issuer or counterparty, for every class of financial instruments:
▪	Financial assets held for trading: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implied in the instruments’ contractual clauses. For trading derivatives credit risk is minimized via master netting agreements, whereby derivative financial assets and liabilities with the same counterparty can been settled net. Other types of guarantees may also be put in place, depending on the counterparty’s solvency and the nature of the transaction.

▪	Other financial assets designated at fair value through profit or loss: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implied in the instruments’ contractual clauses.

▪	Available-for-sale financial assets: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implicit to the instrument’s structuring.

▪	Loans and receivables:
-	Loans and advances to credit institutions: They have personal guarantees from the counterparties and, on occasion, an additional guarantee from another credit entity with which a credit derivative has been written.

-	Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparties. The collateral received to secure loans and advances to customers include mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees, credit derivatives, etc.

-	Debt securities: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implicit to the instrument’s structuring.
▪	Held-to-maturity investments: Guarantees or credit enhancements, which are taken directly from the issuer or counterparty, are implicit to the instrument’s structuring.

▪	Hedging derivatives: Credit risk is minimized via master netting agreements, whereby derivative financial assets and liabilities with the same counterparty can be settled net. Other types of guarantees may also be put in place, depending on the counterparty’s solvency and the nature of the transaction.

▪	Financial guarantees, other contingent exposures and drawable by third parties: They have personal guarantees from the counterparties and, on occasion, an additional guarantee from another credit entity with which a credit derivative has been written.
The Group’s collateralized credit risk as of June 30, 2009 and December 31, 2008, excluding balances deemed impaired, is broken down in the table below:

	Millions of euros
	June-09	December-08

Mortgage loans	127,210	125,540
Operating assets mortgage loans	4,038	3,896
Home mortgages	97,779	96,772
Rest	25,393	24,872
Secured loans, except mortgage	19,729	19,982
Cash guarantees	217	250
Pledging of securities	572	458
Rest	18,940	19,274

Total	146,939	145,522

In addition, the derivatives carry contractual, legal compensation rights that have effectively reduced credit risk by €30,702 million as of June 30, 2009 and €29,377 million as of December 31, 2008.
Specifically in relation to mortgages, as of June 30, 2009 the average amount pending collection on the corresponding loans represented 55% of the fair value of the properties pledged (55% as of December 31, 2008)
Credit quality of financial assets that are neither past due nor impaired
BBVA has ratings tools that enable it to rank the credit quality of its operations and customers based on a scoring system and to map these ratings to probability of default (PD) scales. To analyze the performance of PD, the Bank has a series of historical databases that house the pertinent information generated internally.
The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc). For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by the external rating agencies (Moody’s, Standard and Poor’s and Fitch Ibca). To this end, each year the Bank compares the PDs compiled by the agencies and allocated to each level of rating of risk, mapping the measurements compiled by the various agencies to the BBVA master ratings scale.
BBVA maintains a master ratings scale with a view to facilitating the uniform classification of the Group’s various risky asset portfolios. Following, as of June 30, 2009, is a 17-notch abridged scale which groups outstanding risk into 17 categories:

	Probability of default (basic points)
		Minimum	Maximum
Rating	Average	from >=	until <

AAA	1	0	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
C	2,122	1,061	4,243

The external ratings agencies’ ratings schedules correlate directly to the Group’s aggregate master rating’s scale, as depicted in the following table:

Equivalence between different agencies: Functional Criteria
Level	S&P Rating	Moody’s Rating	Fitch Rating	Aggregated Rating	Aggregated PD

1	AAA	Aaa	AAA	AAA	0.01%
2	AA+	Aa1	AA+	AA+	0.02%
3	AA	Aa2	AA	AA	0.03%
4	AA-	Aa3	AA-	AA-	0.04%
5	A+	A1	A+	A+	0.05%
6	A	A2	A	A	0.08%
7	A-	A3	A-	A-	0.10%
8	BBB+	Baa1	BBB+	BBB+	0.14%
9	BBB	Baa2	BBB	BBB	0.20%
10	BBB-	Baa3	BBB-	BBB-	0.31%
11	BB+	Ba1	BB+	BB+	0.51%
12	BB	Ba2	BB	BB	0.88%
13	BB-	Ba3	BB-	BB-	1.50%
14	B+	B1	B+	B+	2.55%
15	B	B2	B	B	4.41%
16	B-	B3	B-	B-	7.85%
17	CCC-C	Caa-C	CCC-C	CCC-C	21.22%

The tables below outline the distribution of exposure by internal ratings including derivatives to companies, financial entities and public institutions (excluding sovereign risk) as of June 30, 2009 and December 31, 2008:

June-09
Rating	%

AAA/AA+/AA/AA-	21.38%
A+/A/A-	29.41%
BBB+	8.80%
BBB	7.19%
BBB-	8.24%
BB+	6.55%
BB	7.22%
BB-	5.93%
B+	3.15%
B	1.64%
B-	0.35%
CCC/CC	0.14%

Total	100%

December-08
Rating	%

AAA/AA	23.78%
A	26.59%
BBB+	9.23%
BBB	5.76%
BBB-	9.48%
BB+	8.25%
BB	6.16%
BB-	5.91%
B+	3.08%
B	1.44%
B-	0.29%
CCC/CC	0.03%

Total	100%

Policies for preventing excessive concentrations of risk
In order to prevent the build up of excessive concentrations of credit risk at the individual, country and sector levels, the Group oversees updated risk concentration indices at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and the Group’s presence in a given market, based on the following guidelines:
•	Striking a balance between the customer’s financing needs, broken down by type (trade/financial, short/long-term, etc.), and the degree to which its business is or is not attractive to BBVA. This approach drives a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors relate to national legislation and the ratio between the size of the customer book and bank’s equity, to prevent risk from becoming overly concentrated among few customers. Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	Meanwhile, correct portfolio management leads to identification of risk concentrations and enables the taking of appropriate action.
Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the Board Risk Committee. As a reference point, this is equivalent in terms of exposure to 10% of eligible equity for an AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.
An additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.
Financial assets past due but not impaired
The table below provides disclosure on financial assets past due as of June 30, 2009 but not impaired, including any amount due to date, by class of financial instrument:

	Millions of euros
	Less than 1	1 to 2
	month	months	2 to 3 months	Total

Loans and advances to customers	3,270	561	599	4,430

Impaired assets and impairment losses
The table below breaks down the balance of impaired financial assets in the consolidated balance sheets and impaired contingent liabilities as of June 30, 2009 and December 31, 2008 by heading:

	Millions of euros
	June-09	December-08

IMPAIRED RISKS ON BALANCE
Available-for-sale	289	188
Debt securities	289	188
Loans and receivables	11,625	8,540
Loans and advances to credit institutions	98	95
Loans and advances to customers	11,509	8,437
Debt securities	18	8

Total	11,914	8,728

Of which:
Public sector	100	102
Credit institutions	175	165
Collateralized financial assets with other sectors	11,639	8,461
Mortgage	3,535	2,487
Other collateralized financial assets	1,298	941
Non-collateralized financial assets with other sectors	6,806	5,033

IMPAIRED RISKS OFF BALANCE
Impaired contingent liabilities	264	131

Total	12,178	8,859

The changes for the six months periods ended June 30, 2009 and 2008 in the impaired financial assets and impaired contingent liabilities were as follow:

	Millions of euros
	June-09	June-08

Balance at the beginning of the period	8,859	3,408
Additions	7,617	3,806
Recoveries	(2,878)	(1,528)
Transfers to write-off	(1,505)	(882)
Exchange differences and others	85	(84)

Balance at the end of the period	12,178	4,720

Following is a detail of the impaired financial assets considered as of June 30, 2009 and December 31, 2008 classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	Impaired assets of loans and advances to customers
	Amounts less
	than six
	months past-	6 to 12	12 to 18	18 to 24	More than 24
jun-09	due	months	months	months	months	Total

Spain	2,791	2,205	958	530	1,958	8,442
Rest of Europe	93	11	9	7	28	148
Latin America	1,252	144	26	16	451	1,889
United States	1,288	—	—	—	142	1,430
Rest	—	—	—	—	5	5

Total	5,424	2,360	993	553	2,584	11,914

	Millions of euros
	Impaired assets
	Amounts less
	than six
	months past-	6 to 12	12 to 18	18 to 24	More than 24
Dec-08	due	months	months	months	months	Total

Spain	2,405	1,904	595	87	975	5,966
Rest of Europe	55	10	6	5	16	92
Latin America	1,112	88	22	7	320	1,549
United States	221	869	—	—	30	1,120
Rest	—	—	—	—	1	1

Total	3,793	2,871	623	99	1,342	8,728

The table below depicts the finance income accrued on impaired financial assets as of June 30, 2009 and December 31, 2008:

	Millions of euros
	June-09	December-08

Financial income from impaired assets	1,257	1,042

This income is not recognized in the accompanying consolidated income statement due to the existence of doubts as to the collectibility of these assets.
The analysis of financial assets that are individually determined to be impaired as at the reporting date, including the factors the entity considered in determining that they are impaired and a description of collateral held by the entity as security and other credit enhancements, is provided in Note 2.2.1.b.
The changes for the six months periods ended June 30, 2009 and 2008 of the transfers to write-offs (financial impairment assets removed from balance because the recovery was considered remote) were as follow:

	Millions of euros
	June-09	June-08

Balance at beginning of period	6,872	5,622
Increase:
Assets of remote collectability	1,169	648
Products overdue not collected	285	251
Decrease:
Cash recovery	(80)	(49)
Foreclosed assets	(9)	(6)
Other causes	(260)	(380)

Net exchange differences	32	(46)

Balance at the end of period	8,009	6,040

Derecognitions on other grounds in the table above include €250 million from sales of impaired assets from the Mexican loan book to non-Group third parties realized between January 1 and June 30, 2009.
Group’s NPL ratios of “Loans and advances to customers” for the six months ended June 30, 2009 and December 31, 2008 were:

	June-09	December-08

NPL ratio	3.2	2.3

The breakdown of impairment losses by type of instrument registered in profit and loss and recoveries of written-off assets realized of financial assets for the period is provided in note 47.
The changes in the accumulated impairment losses for the six months periods ended June 30, 2009 and 2008 on the financial assets were as follow:

	Millions of euros
	June-09	June-08

Balance at beginning of period	7,711	7,194
Increase in impairment losses charged to income	3,403	1,611
Decrease in impairment losses credited to income	(1,378)	(353)
Transfers to written-off loans	(1,505)	(882)
Exchange differences and other	(103)	(99)

Balance at end of period	8,128	7,471

Of which:
For impaired portfolio	4,497	2,073
For current portfolio non impaired	3,631	5,398
Of which:
Available-for-sale	348	66
Loans and advances — Loans to customers	7,682	7,379
Loans and advances — Credit institutions	83	16
Loans and advances — Debt securities	13	4
Held-to-maturity	2	6

7.2 MARKET RISK
a) Market Risk
Market risk arises as a consequence of the Group’s market operations, specifically exposure via financial instruments the value of which could be affected by variations in market conditions, translating into changes in the various assets and financial risk factors. Market risk can be mitigated and even eliminated via hedges by contracting other products (assets/liabilities or derivatives), or by unwinding open positions/transactions.
Four major classes of risk can affect market prices: currency risk, interest rate risk, equity risk and commodities risk. In addition, for certain positions it is also necessary to consider other risks, such as spread, base, volatility or correlation risk.
—	Interest rate risk: this is the risk resulting from variations in market interest rates.

—	Exchange rate risk: this is the risk resulting from variations in FX exchange rates.

—	Price risk: this is the risk resulting from variations in market prices

—	Commodity risk: this is the risk resulting from variations in the value of commodities.

—	Vega risk: this is the risk resulting from variance in the above-listed market risk factors (foreign exchange, interest rates, price, commodities).

—	In addition, for certain positions, other specific risks or sub-risks need to be factored in: spread risk, base risk, correlation risk, etc.
VaR Model
Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.
In addition, BBVA S.A. and BBVA Bancomer have obtained Bank of Spain authorization for the use of internal ratings based models (the IRB approach) to calculate their capital requirements for market risk. This authorization is effective since December 31, 2004 for BBVA S.A. and since December 31, 2007 for BBVA Bancomer.
In BBVA S.A and BBVA Bancomer VaR is estimated using the Historic Simulation methodology. This methodology consists of observing how the profits and losses of the current portfolio would perform if the market conditions from a particular historic period were in force, and from that information to infer the maximum loss at a certain confidence level. It offers the advantage of accurately reflecting the historical of the market variables and of not requiring any specific distribution assumption. The historic period used is one of two years.
VaR figures are estimated following two methodologies:
•	VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

•	VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.
VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.
With regard to market risk limit structure determines a scheme of VaR (Value at Risk) limits and an Economic Capital for market risk for each business unit and specific sublimits by type of risk, activity and desk. The VaR/CaR readings are complemented by sensitivity analysis to determine, and where necessary limit, exposure to changes in the various market risk variables. This indicators and alerts automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area.
Stress testing
Complementing the risk measurements outlined previously, the Group performs stress tests to measure the impact of extreme market swings on open risk positions.
The Group is currently performing stress testing on crisis historical and economic crisis scenarios supplied by the Economic Research Department.
-	Historical crisis scenarios: Once the critical periods that are to be used have been defined, the development of the risk factors is applied to revalue the current portfolio in order to estimate the loss that would be incurred if this market situation were to be repeated.

-	Economic crisis scenarios: Economic stress scenarios are more dynamic. It is the Market Stress Committee which decides which are the scenarios to be taken into account. This committee’s ultimate aim is to enable the most significant market risk positions in the Group’s trading market activities to be identified, assessing the impact certain movements in their risk drivers will have on them, a task which is performed by the Market Risk areas in the various units in the Group. To do so, the Stress Committee must identify and quantify foreseeable crisis scenarios in the financial markets, and this is achieved thanks to quantification of the impacts on the financial variables by the Economic Research Department.

Backtesting
The Group’s market risk measurement model needs to have a back-testing or selfvalidation programme, which assures that the risk measurements being made are suitable.
The Global Markets Risk Unit (UCRAM, after its Spanish initials) periodically approves the risk measurement models used to estimate the maximum loss that could be incurred in the positions assessed with a certain level of probability, given that the principles or assumptions on which they are based may become obsolete due to variations in market conditions.
The approval of the VaR measurement is performed by comparing the ex-ante risk levels provided daily by the model with the real, ex-post management results calculated by the Finance Department from the business units’ management systems. It is verified that the resulting risk level is consistent with the results obtained. In all of this the Group follows Basel II and Bank of Spain guidelines.
Trend in Market Risk for the six months ended June 30, 2009
The BBVA Group’s market risk was higher at June 30, 2009 than in prior years, namely €26.3 million on average throughout 1H09 (calculation based on VaR without smoothing). The backdrop of the slowdown and deterioration in the global economy, prompting sustained declines in inflation rates, has led central banks worldwide to successively cut their benchmark lending rates, contributing to ongoing financial market volatility and increased market risk exposure at certain South American entities in light of prevailing expectations for successive rate cuts. Market risk at June 30, 2009 and 2008 for non-smoothed VaR at a 99% confidence level and 1-day horizon was as follows:
TREND IN MARKET RISK
(MILLIONS OF EUROS)
The market risks for risk factors are:

	Millions of euros
	June-09	December-08

Interest/Spread risk	27.1	24.2
Currency risk	5.8	7.4
Stock-market risk	1.1	1.1
Vega/Correlation risk	11.8	14.8

b) Structural interest rate risk
The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. To this end, the ALCO actively manages the balance sheet through transactions intended to optimize the level of risk assumed in relation to the expected results, thus enabling the Group to comply with the tolerable risk limits.
The ALCO bases its activities on the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.

In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the “economic capital” and “risk margin” for structural interest rate risk in BBVA’s Group banking activity (excluding the Treasury Area) based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analysis to complement its assessment of its interest rate risk profile.
All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Standing Committee are reported to the various managing bodies of the Group.
Following is a detail in millions of euros of the average interest rate risk exposure levels of the main financial institutions of the BBVA Group for the six months ended June 30, 2009:

	Average Impact on Net Interest Income (Millions of euros)
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	U.S. Dollar	Other	Total	Total

BBVA	-162,1	-28,1	-1,3	-185,7	+184,6
BBVA Bancomer	—	+20,4	+30,0	+50,5	-53,7
BBVA Puerto Rico	—	+5,1	—	+5,1	-5,4
BBVA Compass	—	-6,3	—	-6,3	+22,0
BBVA Chile	—	+0,1	+0,5	+0,6	-0,9
BBVA Colombia	—	+0,3	+8,5	+8,8	-8,9
BBVA Banco Continental	—	+4,0	+3,2	+7,2	-7,3
BBVA Banco Provincial	—	+0,9	+5,3	+6,2	-6,3
BBVA Banco Frances	—	+0,0	+2,5	+2,5	-2,5

	Average impact on economic value (Millions of euros)
					100 Basis-Point
	100 Basis-Point Increase				Decrease
ENTITIES	Euro	U.S. Dollar	Other	Total	Total

Europa	+145,1	+6,7	-0,5	+153,1	-244,2
BBVA Bancomer	—	+70,1	-260,7	-190,6	+162,6
BBVA Puerto Rico	—	-4,3	—	-4,3	+3,6
BBVA Compass	—	-8,6	—	-8,6	-110,5
BBVA Chile	—	+1,7	-46,0	-44,3	+23,6
BBVA Colombia	—	+0,4	-13,8	-13,4	+14,7
BBVA Banco Continental	—	-7,6	-24,0	-31,5	+33,6
BBVA Banco Provincial	—	-2,0	-14,7	-16,7	+17,7
BBVA Banco Frances	—	-0,2	+2,0	+1,8	-2,0

As part of the measurement process, the Group established the assumptions regarding the evolution and behaviour of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.
c) Structural currency risk
Structural currency risk derives mainly from exposure to exchange rate fluctuations arising in relation to the Group’s foreign subsidiaries and from the endowment funds of the branches abroad financed in currencies other than the investment currency.
The ALCO is responsible for arranging hedging transactions to limit the net worth impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Standing Committee authorises the scheme of limits and alerts over this risk measurements which include a limit on the economic capital or unexpected loss arising from the currency risk of the foreign-currency investments.
As of June 30, 2009 the coverage of structural currency risk exposure stood at 36%. The aggregate figure of asset exposure sensitivity to 1% depreciation in exchange rates stood, as of June 30, 2009, at € 90 million, with the following concentration: 50% in the Mexican peso and 28% in other South American currencies.
d) Structural equity price risk
The BBVA Group’s exposure to structural equity price risk derives mainly from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. As of June 30, 2009 the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to €67 million, while the sensitivity of consolidated profit to the same percentage change in prices is estimated at €4 million, the latter being positive in case of falling prices in the case of net short positions in derivatives. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlying in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.
The Risk Area measures and effectively monitors the structural equity price risk. To this end, it estimates the sensitivity figures and the capital required to cover the possible unexpected losses arising from fluctuations in the value of the companies in the investment portfolio, with a confidence interval equal to the entity’s target rating, taking into account the liquidity of the positions and the statistical behaviour of the assets under consideration. These measurements are supplemented by periodic stress- and back-testing and scenario analyses.
7.3 LIQUIDITY RISK
The aim of liquidity risk management and control is to ensure that the payment commitments can be met on duly without having to resort to borrowing funds under onerous conditions, or damaging the image and reputation of the institution.
The Group’s liquidity risk is monitored using a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, ascertains the Bank’s possible liquidity requirements; and the structural, medium- and long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.
The assessment of asset liquidity risk is based on whether or not they are eligible for rediscounting before the corresponding central bank. For normal situations, both in the short and medium term, those assets that are on the eligible list published by the European Central Bank (ECB) or the corresponding monetary authority are considered to be liquid. Non-eligible assets, quoted or non-quoted, are considered to represent a second line of liquidity for the entity when analysing crisis situations.
The Risk Area performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units. Each of the risk areas, which are independent from each other, complies with the corporative principles of liquidity risk control that are established by the Market Risk Central Unit (UCRAM) — Structural Risks.
For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-medium- and medium-term liquidity risk, which is authorized by the Standing Committee. Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures the degree of concentration on interbank counterparties, prepares the policies and procedures manual, and monitors the authorised limits and alerts, which are reviewed al least one time every year.

The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (TLG), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The TLG comprises personnel from the Short-Term Cash Desk, Financial Management and the Market Area Risk Unit (UCRAM-Structural Risk). If the alert is serious, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee.
The remaining contractual maturities of transactions of financial instruments in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, disregarding valuation adjustments, were as follows:

	Millions of euros
			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
June-09	Total	Demand	month	months	months	years	years

ASSETS -
Cash and balances with central banks	23,050	21,894	244	143	88	681	—
Loans and advances to credit insititutions	24,513	3,493	9,756	2,015	2,088	4,837	2,324
Loans and advances to customers	334,440	21,213	30,888	18,304	41,728	95,821	126,486
Debt securities	88,320	1,018	3,471	15,007	10,636	30,403	27,785
Derivatives (trading and hedging)	37,600	—	837	1,333	5,189	16,196	14,045
LIABILITIES-
Deposits from central banks	26,951	1,940	7,729	1,817	3,390	12,075	—
Deposits from credit institutions	49,753	4,900	22,258	6,003	5,406	5,361	5,825
Deposits from customers	248,068	100,001	59,261	30,466	37,472	15,249	5,619
Debt certificates (including bonds)	99,588	—	10,153	12,394	18,348	37,872	20,821
Subordinated liabilities	16,332	69	—	1,351	1,469	1,638	11,805
Other financial liabilities	8,280	4,706	906	40	615	1,689	324
Short positions	2,390	—	95	—	29	—	2,266
Derivatives (trading and hedging)	36,664	—	1,511	1,623	5,663	15,117	12,750

	Millions of euros
			Up to 1	1 to 3	3 to 12	1 to 5	Over 5
December-08	Total	Demand	month	months	months	years	years

ASSETS -
Cash and balances with central banks	14,642	13,487	476	296	181	202	—
Loans and advances to credit insititutions	33,679	6,198	16,216	1,621	2,221	4,109	3,314
Loans and advances to customers	341,322	13,905	36,049	23,973	45,320	91,030	131,045
Debt securities	72,704	716	1,701	12,230	9,483	24,640	23,934
Derivatives (trading and hedging)	44,779	—	3,739	2,206	5,442	16,965	16,427
LIABILITIES-
Deposits from central banks	16,762	2,419	8,737	2,441	3,165	—	—
Deposits from credit institutions	49,573	4,906	22,412	4,090	5,975	6,581	5,609
Deposits from customers	253,723	101,141	68,804	27,025	35,176	16,440	5,137
Debt certificates (including bonds)	101,328	—	9,788	13,516	12,072	45,469	20,483
Subordinated liabilities	16,249	69	913	1	872	3,582	10,812
Other financial liabilities	8,453	5,000	1,152	385	203	1,371	342
Short positions	2,700	—	24	—	23	—	2,653
Derivatives (trading and hedging)	41,535	—	2,693	3,108	6,310	15,538	13,886

In the wake of the exceptional circunstances unfolding in the international financial markets, notably from the second half of 2008, the European governments committed to taking the opportune measures to try to resolve the issues confronting bank funding and the ramifications of constrained funding on the real economy with a view to safeguarding the stability of the international financial system. The overriding goals underpinning these measures were to ensure sufficient liquidity to enable financial institutions to function correctly, to facilitate the funding of banks, to provide financial institutions with additional capital resources where needed so as to continue to ensure the proper financing of the economy, to ensure that applicable accounting standards are sufficiently flexible to take into consideration current exceptional market circumstances and to reinforce and improve cooperation among European nations.
Framed by this general philosophy, the following measures were passed into law in Spain during the fourth quarter of 2008:
•	Royal Decree-Law 6/2008, of October 10, creating the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacting this Royal Decree.

•	Royal Decree-Law 7/2008, of October 13, on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan, and Order EHA/3364/2008, dated November 21.
The Bank is entitled to avail of the aforementioned measures under the umbrella of its risk management policy. However, at the date of preparation of the accompanying financial statements, the Group has not had to resort to using these facilities.
7.4 RISK CONCENTRATIONS
The table below depicts the Group’s financial instruments by classes and geographic markets, disregarding valuation adjustments, as of June 30, 2009 and December 31, 2008:

June-09	Millions of euros
		Europe
		except		Latin
RISKS ON BALANCE	Spain	Spain	USA	America	Rest	Total

Financial assets held for trading	18,667	30,449	3,311	15,663	2,974	71,064
Debt securities	10,613	7,836	746	13,061	362	32,618
Equity instruments	2,456	852	15	997	330	4,650
Derivatives	5,598	21,761	2,550	1,605	2,282	33,796
Other financial assets designated at fair value through profit or loss	226	35	447	1,378	2	2,088
Debt securities	55	8	446	8	1	518
Equity instruments	171	27	1	1,370	1	1,570
Available-for-sale portfolio	24,068	10,986	8,524	9,665	3,062	56,305
Debt securities	20,633	10,650	7,819	9,472	1,048	49,622
Equity instruments	3,435	336	705	193	2,014	6,683
Loans and receivables	210,657	37,726	36,812	67,460	6,757	359,412
Loans and advances to credit institutions	3,926	10,869	2,157	6,667	894	24,513
Loans and advances to customers	206,731	26,854	34,310	60,693	5,852	334,440
Debt securities	—	3	345	100	11	459
Held-to-maturity investments	2,281	2,820	—	—	—	5,101
Hedging derivatives	289	3,045	155	284	31	3,804

Total	256,188	85,061	49,249	94,450	12,826	497,774

		Europe
		except		Latin
RISKS OFF-BALANCE	Spain	Spain	USA	America	Rest	Total

Financial guarantees	16,297	8,019	3,437	4,771	1,897	34,421
Other contingent exposures	40,840	22,641	14,311	13,469	1,462	92,723

Total	57,137	30,660	17,748	18,240	3,359	127,144

December-08	Millions of euros
		Europe
		except		Latin
RISKS ON BALANCE	Spain	Spain	USA	America	Rest	Total

Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,061	506,333

		Europe
		except		Latin
RISKS OFF-BALANCE	Spain	Spain	USA	America	Rest	Total

Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Other contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

The breakdown of the main balances in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 held in foreign currency are broken down into the main currencies of denomination in Note 2.2.4.
8. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of an asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).
If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.
Determining the fair value of financial instruments
Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values as of June 30, 2009 and December 31, 2008:

	Millions of euros
		June-09		December-08
		Book		Book
	Note	value	Fair value	value	Fair value

Assets
Cash and balances with central banks	9	23,053	23,053	14,659	14,659
Financial assets held for trading	10	71,064	71,064	73,299	73,299
Other financial assets designated at fair value through profit or loss	11	2,088	2,088	1,754	1,754
Available-for-sale financial assets	12	57,385	57,385	47,780	47,780
Loans and receivables	13	352,905	361,632	369,494	381,845
Held-to-maturity investments	14	5,099	5,080	5,282	5,221
Hedging derivatives	15	3,804	3,804	3,833	3,833
Liabilities
Financial assets held for trading	10	37,529	37,529	43,009	43,009
Other financial liabilities designated at fair value through profit or loss	11	1,295	1,295	1,033	1,033
Financial liabilities at amortised cost	22	452,489	450,962	450,605	447,722
Hedging derivatives	15	1,525	1,525	1,226	1,226

For financial instruments that are not carried at fair value, fair value was calculated in the following manner:
•	The fair value of “Cash and balances with central banks”, which are short term, is equivalent to their carrying amount.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•	The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” was estimated by discounting estimated cash flows to present value using the market interest rates prevailing at each year-end.
For financial instruments which are carried at fair value, the measurement processes used are set forth below:
•	Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, other listed equity instruments, certain derivatives and mutual funds.

•	Level 2: Measurement using valuation techniques the inputs for which are drawn from market observable data.

•	Level 3: Measurement using valuation techniques, where some of the inputs are not taken from market observable data. Model selection and validation is undertaken at the independent business units.

The following table depicts the main financial instruments carried at fair value as of June 30, 2009 and December 31, 2008, broken down by the valuation technique level used to determine fair value:

	Millions of euros
		June-09			December-08
	Note	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

ASSETS
Financial assets held for trading	10	34,003	36,194	867	29,096	43,257	946
Debt securities	10.2	28,499	3,781	338	22,227	4,015	314
Other equity instruments	10.3	4,149	209	292	5,348	89	360
Trading derivatives	10.4	1,355	32,204	237	1,521	39,153	272
Other financial assets designated at fair value through profit or loss	11	712	1,376	—	923	831	—
Debt securities		465	53	—	515	1	—
Other equity instruments		247	1,323	—	408	830	—
Available-for-sale financial assets	12	42,323	11,570	2,954	24,640	19,679	2,905
Debt securities		37,838	11,026	755	19,274	19,384	1,173
Other equity instruments		4,485	544	2,199	5,366	295	1,732
Hedging derivatives	15	—	3,804	—	444	3,386	2

LIABILITIES
Financial liabilities held for trading	10	3,984	33,451	94	4,517	38,408	84
Trading derivatives	10.4	1,594	33,451	94	1,817	38,408	84
Short positions	10.1	2,390	—	—	2,700	—	—
Other financial liabilities designated at fair value through profit or loss	11	288	1,007	—	—	1,033	—
Hedging derivatives	15	—	1,525	—	564	662	—

The following table sets forth the main valuation techniques used in the estimation of fair value in level 2 and level 3, based of the financial instruments:

				June 2009
				Fair value
				(In millions of
LEVEL 2	Valuation techniques	Main assumptions	Main inputs used	euros)

FINANCIAL ASSETS

FINANCIAL ASSETS HELD FOR TRADING				36,194
• Debt securities	Present value method.	Calculation of present value of financial instruments as the current value of future cash-flows (discounted at market interest rate) taking into account:	• Spread curves. • Market observable interest rates.	3,781
		• estimated prepayments rates;
		• credit risk of issuers; and
		• current market interest rates.
• Equity instruments		Calculation of present value of financial instruments as the current value of future cash-flows (discounted at market interest rate) taking into account: • estimated dividends; and • current market interest rates.	• Estimate of dividends. • Market observable interest rates.	209

• Trading derivatives	• Analytic / Semi-analytic formulae	For derivatives whose underlying is Equity price, Currency and Commodities: • Black-Scholes assumptions taking into account the possible convexity adjustments (e.g. quanto adjustments); For derivatives whose underlying is Interest rates: • Black-Scholes assumptions assuming a lognormal process for the forward rates and taking into account the possible convexity adjustments (e.g. arrears, time convexity adjustments); and For derivatives whose underlying is Credit spread, • Black-Scholes assumptions for the credit spread.	For derivatives whose underlying is Equity price, Currency and Commodities: • Forward structure of the underlying. • Volatility of options. • Observable Correlations between underlying. For derivatives whose underlying is Interest rates: • Time structure of interest rate curve. • Volatility of underlying. For derivatives whose underlying is Credit spread: • CDS quotations.	32,204
	For derivatives whose underlying is Equity price, Currency and Commodities: • Monte Carlo simulation	Assumptions of the local volatility model: assumes a continuous diffusion for the underlying with the volatility depending on the underlying value and time.
		This model assumes:
	For derivatives whose underlying is Interest rates: • Black-Derman-Toy	• Short term interest rate follows a lognormal process. • Forwards rates in the term structure of the interest rate curve are perfectly correlated.
	For derivatives whose underlying is Credit spread: • Interest rate models.	These models assume a continuous diffusion for the intensity of default.

OTHER ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS				1,376

• Debt securities	Present value method.	Same assumptions than Debt securities held for trading.	Same inputs than Debt securities held for trading.	53
• Equity instruments		Same assumptions than Equity instruments held for trading.	Same inputs than Equity instruments held for trading.	1,323

AVAILABLE FOR SALE				11,570

• Debt securities	Present value method.	Same assumptions than Debt securities held for trading.	Same inputs than Debt securities held for trading.	11,026
• Equity instruments		Same assumptions than Equity instruments held for trading.	Same inputs than Equity instruments held for trading.	544

HEDGING DERIVATIVES	Same models than Derivatives held for trading.	Same assumptions than Derivatives held for trading.	Same inputs than Derivatives held for trading.	3,804

FINANCIAL LIABILITIES

FINANCIAL LIABILITIES HELD FOR TRADING: Trading derivatives	Same models than Derivatives held for trading (Assets).	Same assumptions than Derivatives held for trading (Assets).	Same inputs than Derivatives held for trading (Assets).	33,451

OTHER LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS	Present value method.	Same assumptions than Debt securities held for trading (Assets).	Same inputs than Debt securities held for trading (Assets).	1,007

HEDGING DERIVATIVES	Same models than Derivatives held for trading.	Same assumptions than Derivatives held for trading (Assets).	Same inputs than Derivatives held for trading (Assets).	1,525

				June 2009
				Fair value
				(In millions of
LEVEL 3	Valuation techniques	Main assumptions	Main inputs used	euros)

FINANCIAL ASSETS
FINANCIAL ASSETS HELD FOR TRADING				867
• Debt securities	• Present value method • Time default method for Collateralized Debt Obligations (CDO’s)	Calculation of present value of financial instruments as the current value of future cash-flows (discounted at market interest rate) taking into account:
•   estimated prepayments rates;
•   credit risk of issuers; and
•   current market interest rates.
For the valuation of Assets Backed Securitites (ABSs) the future prepayments are calculated on the basis of conditional prepayment rates supplied by issuers.
		The time to default model is based on a statistical Gaussian Copula as a measure of probability of default. One of the main variables used of the correlation input extrapolated from the correlation of the various tranches of the indices (ITRAXX and CDX) with the underlying portfolio of our CDOs, using the expected loss as the basis of realisation.	• Prepayment rates • Correlation of defaults • Credit Spread (1)	338

• Equity instruments	• Present value method. • Net asset value (NAV) for Hedge funds.	Calculation of present value of financial instruments as the current value of future cash-flows (discounted at market interest rate) taking into account: • estimated dividends; and • current market interest rates.	• Credit Spread (1) • NAV as supplied by fund manager.	292

• Trading derivatives	For interest rate futures and forwards: • Present value method. • Libor market method.	The Libor Market model remedies the limitations of the Black Scholes model by modelling the full term structure of the rate curve, assuming a multidimensional lognormal CEV (constant elasticity of variance) process for forward interest rates. The lognormal CEV process is used to factor in the presence of volatility distortion.	For interest rate futures and forwards • Correlation decay (2)	237

	For equity and exchange rate options: • Montecarlo • Numerical integration functions • Black-Scholes	Options are measured using widely accepted valuation models, factoring in implied volatility observations.	• Vol-of-vol (3) • Rever factor (4) • Volatility Spot Correlation (5)

	For interest rate options • Black 76 • Hull • Black-Derman-Toy

AVAILABLE FOR SALE				2,954

• Debt securities	• Present value method.	Same assumptions than Debt securities held for trading.	Same inputs than Debt securities held for trading.	755

• Equity instruments		Same assumptions than Equity instruments held for trading.	Same inputs than Equity instruments held for trading.	2,199

FINANCIAL LIABILITIES

FINANCIAL LIABILITIES HELD FOR TRADING: Trading derivatives	Same models than Derivatives held for trading (Assets).	Same assumptions than Derivatives held for trading (Assets).	Same inputs than Derivatives held for trading (Assets).	94

(1)	Credit Spread: The spread between the yield of a free risk asset (e.g.Treasury securities) and the yield of any other security that are identical in all respects except for quality rating. Spreads are considered as level 3 inputs to fair value when referred to illiquid issues. Based on spread of similar entities.

(2)	Correlation decay: It is the factor that allows us to calculate how the correlation evolves between the different pairs of forward rates.

(3)	Vol-of-Vol: Volatility of implicit volatility of the spot. It is a statistical measure of the changes of the spot volatility.

(4)	Reversion Factor: it is the speed with the spot volatility reverts to its average value.

(5)	Volatility- Spot Correlation: is a statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The amount of reclassified assets to Level 3 for the six months ended June 30, 2009 amounted to €123 millions, because certain financial instruments for which previously an active market existed have included in the Level 3 since, as a result of the changes in the economic conditions, they have turned in iliquid, being necessary to change method to determine its fair value. These instruments are mainly hedge funds and derivatives with underlyings that have become illiquid.
The amount of gains no realized recognized in the accompanying consolidated income statement of assets and liabilities classified in Level 3, for the six months ended June 30, 2009, amounted to a charge of €128 million.
The hypothetical effect at June 30, 2009 on the measurement of financial instruments of changing the main assumptions used for alternative feasible, reasonable and less favorable assumptions, taking the value at the bottom end of the estimated range of probability, is to decrease the value of assets or gains, or to increase losses, by €738 million, of which €639 million would be recognized in the consolidated income statement and €99 million in the consolidated equity. The impact of using feasible, reasonable, more favorable assumptions than those used, taking the upper end of the range deemed probable, would be to increase gains or decrease losses by €716 million, of which €609 million would be recognized in the consolidated income statement and €107 million would be recognized in the consolidated equity.
Financial instruments at cost
The Group had equity instruments, derivatives with equity instruments as the underlying and certain discretionary profit sharing arrangements that were recognized at cost in Group’s consolidated balance sheet as their fair value could not be reliably determined. As of June 30, 2009 and December 31, 2008, the balance of these financial instruments carried at cost amounted to €537 million and €556 million, respectively. These instruments are currently classified in the available-for-sale portfolio.
The fair value of these instruments could not be reliably estimated because they correspond to investments in companies that are not quoted on organized markets and any valuation technique employed would entail the use of a significant number of non-observable inputs.
The table below outlines the financial assets and liabilities carried at cost that were sold for de six months ended June 30, 2009:

	Millions of euros
	Amount of	Carrying amount at
	sale	sale date	Gains/Losses

Sale of instruments at cost	15	10	5

Loans and financial liabilities through profit or loss
As of June 30, 2009 and December 31, 2008, there are not registered loans and financial liabilities (different of indicated in the present consolidated statements) as through profit or loss in the accompanying consolidated balance sheets.
9. CASH AND BALANCES WITH CENTRAL BANKS
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Cash	3,069	3,915
Balances at the Bank of Spain	8,260	2,391
Balances at other central banks	11,721	8,336

Total gross	23,050	14,642

Accrued interests	3	17

Total	23,053	14,659

10. FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING
10.1. BREAKDOWN OF THE BALANCE
The breakdown of the balances of these headings in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Assets -
Debt securities	32,618	26,556
Other equity instruments	4,650	5,797
Trading derivatives	33,796	40,946

Total	71,064	73,299

Liabilities -
Trading derivatives	35,139	40,309
Short positions	2,390	2,700

Total	37,529	43,009

10.2. DEBT SECURITIES
The breakdown by type of instrument of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Issued by central banks	438	378
Spanish government bonds	9,117	6,453
Foreign government bonds	18,544	13,947
Issued by Spanish financial institutions	1,014	578
Issued by foreign financial institutions	828	2,247
Other fixed debt securities	2,677	2,953

Total	32,618	26,556

10.3. OTHER EQUITY INSTRUMENTS
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Shares of Spanish companies	2,455	2,332
Credit institutions	388	444
Other	2,067	1,888
Shares of foreign companies	2,195	3,465
Credit institutions	172	205
Other	2,023	3,260

Total	4,650	5,797

10.4. TRADING DERIVATIVES
The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. Trading derivatives are principally contracted in non organized markets, with credit entities as counterpart and related to foreign currencies risk, interest risk and equity securities.
The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, was as follows shown the organized markets and non organized markets:

	Millions of euros
		Interest	Equity
	Currency	Rate	Price	Commodities	Credit	Other
June-09	Risk	Risk	Risk	Risk	Risk	Risks	Total

Organised markets	—	5	(278)	1	—	2	(270)
Financial futures	—	2	5	—	—	—	7
Options	—	3	(283)	1	—	2	(277)
Other products	—	—	—	—	—	—	—
OTC markets	(1,981)	(433)	1,016	33	290	2	(1,073)
Credit institutions	(2,202)	(2,753)	266	3	(99)	2	(4,783)
Forward transactions	(1,584)	—	—	—	—	—	(1,584)
Future rate agreements (FRAs)	—	50	—	—	—	—	50
Swaps	(622)	(2,087)	131	14	—	2	(2,562)
Options	4	(716)	135	(11)	—	—	(588)
Other products	—	—	—	—	(99)	—	(99)
Other financial Institutions	(17)	620	(116)	3	477	—	967
Forward transactions	(15)	—	—	—	—	—	(15)
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	—	566	51	3	—	—	620
Options	(2)	54	(167)	—	—	—	(115)
Other products	—	—	—	—	477	—	477
Other sectors	238	1,700	866	27	(88)	—	2,743
Forward transactions	233	—	—	—	—	—	233
Future rate agreements (FRAs)	—	—	—	—	—	—	—
Swaps	6	1,571	186	21	—	—	1,784
Options	(1)	112	702	6	—	—	819
Other products	—	17	(22)	—	(88)	—	(93)

Total	(1,981)	(428)	738	34	290	4	(1,343)

of which: Asset Trading Derivatives	5,614	21,878	4,714	95	1,483	12	33,796

of which: Liability Trading Derivatives	7,595	22,306	3,976	61	1,193	8	35,139

	Millions of euros
		Interest	Equity
	Currency	Rate	Price	Commodities	Credit	Other
December-08	Risk	Risk	Risk	Risk	Risk	Risks	Total

Organised markets	—	5	(228)	—	2	—	(221)
Financial futures	—	—	4	—	—	—	4
Options	—	5	(232)	—	2	—	(225)
OTC markets	(1,491)	1,288	674	93	294	—	858
Credit institutions	(1,676)	(1,652)	(165)	15	(196)	—	(3,674)
Forward transactions	(978)	—	—	—	—	—	(978)
Future rate agreements (FRAs)	—	68	—	—	—	—	68
Swaps	(672)	(1,580)	154	15	(196)	—	(2,279)
Options	(26)	(140)	(319)	—	—	—	(485)
Other financial Institutions	(112)	1,335	(151)	27	580	—	1,679
Forward transactions	(110)	—	—	—	—	—	(110)
Swaps	—	1,278	24	12	580	—	1,894
Options	(2)	57	(175)	15	—	—	(105)
Other sectors	297	1,605	990	51	(90)	—	2,853
Forward transactions	378	—	—	—	—	—	378
Swaps	10	1,482	49	63	(90)	—	1,514
Options	(91)	119	962	(12)	—	—	978
Other products	—	4	(21)	—	—	—	(17)

Total	(1,491)	1,293	446	93	296	—	637

of which: Asset Trading Derivatives	10,940	22,574	5,082	174	2,174	2	40,946

of which: Liability Trading Derivatives	12,431	21,281	4,636	81	1,878	2	40,309

11. OTHER FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, based on the nature of the related transactions, was as follows:

	Millions of euros
	June-09	December-08

Assets
Debt securities	518	516
Unit-Linked products	518	516
Equity instruments	1,570	1,238
Unit-Linked products	1,175	921
Other securities	395	317

Total	2,088	1,754

Liabilities
Other financial liabilities	1,295	1,033
Unit-Linked products	1,295	1,033

Total	1,295	1,033

12. AVAILABLE-FOR-SALE FINANCIAL ASSETS
The detail of the balance, by type of instruments, of this subheading “Available-for-sale financial assets — Debt securities” in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, based on the nature of the related transactions, was as follows:

	Millions of euros
	June-09	December-08

Debt instruments
Issued by central banks	955	1,251
Spanish government bonds	14,624	6,315
Foreign government bonds	14,969	12,010
Issued by credit institutions	12,905	13,377
Resident	4,910	4,243
Non resident	7,995	9,134
Other debt instruments	6,169	7,008
Resident	1,000	1,209
Non resident	5,169	5,799

Total gross	49,622	39,961

Impairment losses	(229)	(172)
Accrued expenses and adjustments for hedging derivatives	226	42

Total net	49,619	39,831

The breakdown of the balance, by type of instruments, of the subheading “Available-for-Sale Financial Assets — equity instruments” as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Equity instruments listed	6,864	7,082
Shares of Spanish companies	4,586	4,639
Credit institutions	—	22
Other institutions	4,586	4,617
Shares of foreign companies	2,278	2,443
Equity instruments unlisted	902	867
Shares of Spanish companies	32	36
Credit institutions	—	1
Other institutions	32	35
Shares of foreign companies	870	831

Total	7,766	7,949

As of June 30, 2009 and December 31, 2008 the accumulated amount of gains/losses net from tax recognized under the heading “Valuation Adjustments — Available-for-Sale Financial Assets” amounted to €1,081 million and €931 million, respectively. The changes in this heading were as follows:

	Millions of euros
	June-09	December-08

Balance at beginning of the period	931	3,546
Revaluation gains and losses	478	(2,065)
Income tax	(83)	1,172
Amounts removed to income statement	(245)	(1,722)

Balance at end of the period	1,081	931

Of which:
Debt instruments	(18)	(116)
Equity instruments	1,099	1,047

As of June 30, 2009, most of our unrealised losses of “Available-for-sale assets” registered in equity correspond to “Debt instruments”. This unrealized are considered temporary because the majority of they have mainly arisen in a period shorter than one yea due to the increase of interest rates.
13. LOANS AND RECEIVABLES
13.1. BREAKDOWN OF THE BALANCE
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, based on the nature of the related financial instrument, is as follows:

	Millions of euros
	June-09	December-08

Loans and advances to credit institutions	24,533	33,856
Loans and advances to customers	327,926	335,260
Debt securities	446	378

Total	352,905	369,494

13.2. LOANS AND ADVANCES TO CREDIT INSTITUTIONS
The detail of the balance of this subheading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, based on the nature of the related financial instrument, was as follows:

	Millions of euros
	June-09	December-08

Reciprocal accounts	274	390
Deposits with agreed maturity	7,514	8,005
Demand deposits	3,979	6,433
Other accounts	7,896	9,250
Reverse repurchase agreements	4,850	9,601

Total gross	24,513	33,679

Valuation adjustments	20	177
Impairment losses	(83)	(74)
Accrued interest and fees	103	223
Hedging derivatives and others	—	28

Total	24,533	33,856

13.3. LOANS AND ADVANCES TO CUSTOMERS
The detail of the balance of this subheading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008, based on the nature of the related financial instruments, was as follows:

	Millions of euros
	June-09	December-08

Financial paper	665	587
Commercial credit	22,166	29,215
Secured loans	146,950	145,522
Credit accounts	21,462	21,593
Other loans	105,108	111,597
Reverse repurchase agreements	1,083	1,658
Receivable on demand and other	16,778	13,372
Finance leases	8,719	9,341
Impaired assets	11,509	8,437

Total gross	334,440	341,322

Valuation adjustments	(6,514)	(6,062)
Impairment losses	(7,682)	(7,431)
Accrued interests and fees	421	719
Hedging derivatives and others	747	650

Total	327,926	335,260

The “Loans and advances to customers” subheading includes certain securitized loans that have not been derecognized since the Group has retained Group substantially all the related risks or rewards due to the fact that it has granted subordinated financing or other types of credit enhancements that absorb either substantially all expected credit losses on the asset transferred or the probable variation in attendant net cash flows.
The on-balance sheet amounts of said securitized loans not derecognized as of June 30, 2009 and December 31, 2008 are set forth below:

	Millions of euros
	June-09	December-08

Securitised mortgage assets	33,108	34,012
Other securitised assets(*)	11,032	10,341

Total	44,140	44,353

Of which:
Liabilities associated to assets retained on the balance sheet (**)	11,807	14,948

(*)	Mainly consumer loans, business loans and leasing.

(**)	These liabilities are recognized under “Financial liabilities at amortized cost — Debt certificates” in the accompanying consolidated balance sheets. (Note 22.4).
Meanwhile, certain other securitized loans have been derecognized where substantially all attendant risks or benefits were effectively transferred.
As of June 30, 2009 and December 31, 2008, the outstanding balances of derecognized securitized loans were as follows:

	Millions of euros
	June-09	December-08

Securitised mortgage assets	131	132
Other securitised assets	360	413

Total	491	545

14. HELD-TO-MATURITY INVESTMENTS
As of June 30, 2009 and December 31, 2008, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Millions of euros
	June-09	December-08

Quoted Spanish government bonds	1,335	1,412
Quoted foreign government bonds	2,409	2,432
Issued by Spanish credit institutions	338	343
Issued by foreign credit institutions	411	457
Issued by other resident sectors	608	641

Total gross	5,101	5,285

Impairment losses	(2)	(3)

Total	5,099	5,282

The foreign securities by the Group as of June 30, 2009 and December 31, 2008 in the held to maturity portfolio corresponds to European issuers.
The gross changes for the six months ended June 30, 2009 and for the year 2008 in the balance of this heading in the consolidated balance sheets were summarised as follows:

	Millions of euros
	June-09	December-08

Balance at beginning of the period	5,285	5,589
Acquisitions	—	—
Redemptions	(140)	(284)
Other	(44)	(20)

Balance at end of the period	5,101	5,285

In the six months ended June 30, 2009 there has been no sales of held to maturity investments of the Group, so there was no impact on results for this concept.
15. HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)
As of June 30, 2009 and December 31, 2008, the main positions hedged by the Group and the derivatives assigned to hedge those positions are:
•	Fair value hedge:
-	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

-	Long term fixed rate debt issued by Group: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

-	Available for sale equity securities: this risk is hedged using equity swaps.

-	Fixed rate loans: this risk is hedged using interest-rate derivatives (fixed- variable swaps).

•	Cash flow hedge: Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.

•	Net investment in a foreign operation hedge: Most of risks hedged are investments in foreign currency in foreign subsidiaries. This risk is hedged mainly with exchange rate options and forward currency purchase.
The Note 7 analyses the nature of the main risks of the Group that are hedged by these financial instruments.
The detail, by type of hedge risk, of the fair value of the heading derivatives as of June 30, 2009 and December 31, 2008 recognized in the accompanying consolidated balance sheets was as follows:

	Millions of euros
	Exchange	Interest Rate
June-09	Risk	Risk	Share Risk	Total

Non organised markets
Credit institutions	62	2,421	(94)	2,389
Fair value hedge	—	2,043	(94)	1,949
Cash flow hedge	60	401	—	461
Net investment in a foreign operation hedge	2	(23)	—	(21)
Other financial institutions	—	35	(11)	24
Fair value hedge	—	35	(11)	24
Cash flow hedge	—	—	—	—
Other sectors	4	(137)	—	(133)
Fair value hedge	—	(137)	—	(137)
Cash flow hedge	4	—	—	4

Total	66	2,319	(105)	2,280

of which: Asset Hedging Derivatives	70	3,714	20	3,804

of which: Liability hedging Derivatives	4	1,396	125	1,525

	Millions of euros
		Interest Rate
December-08	Exchange Risk	Risk	Total

Non organised markets
Credit institutions	205	2,290	2,495
Fair value hedge	—	1,972	1,972
Cash flow hedge	106	338	444
Net investment in a foreign operation hedge	99	(20)	79
Other financial institutions	—	100	100
Fair value hedge	—	68	68
Cash flow hedge	—	32	32
Other sectors	11	1	12
Fair value hedge	—	1	1
Cash flow hedge	11	—	11

Total	216	2,391	2,607

of which: Asset Hedging Derivatives	227	3,606	3,833

of which: Liability hedging Derivatives	11	1,215	1,226

As of June 30, 2009, the most significant forecasted cash flows that the Group has hedged, being its impact on the consolidated income statement expected in the following periods, was as follow:

	Millions of euros
		More than 3
		months but less	From 1 to 5	More than 5
	3 months or less	than 1 year	years	years

Cash inflows from assets	317	844	3,110	9,528
Cash outflows from liabilities	225	666	2,751	9,145

The amounts previously recognized in equity from cash flow hedge that were removed from equity and included in consolidated income statement — in the heading “Gains or losses of financial assets and liabilities (net)” or in the heading “Net Exchange differences” — for the six months period ended June 30, 2009 amounted to €2 million and was null for the six months period ended June 30, 2008.
As of June 30, 2009 there were no hedges of highly probable forecast transaction in the Group.
16. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE
The detail of the balance of this heading in the accompanying consolidated balance sheet, depending on the origin of the assets, was as follow:

	Millions of euros
	June-09	December-08

Tangible assets	566	117
Tangible assets awarded or recovered as loan guarantee	546	391
Tangible assets awarded as loan guarantee	512	364
Tangible assets recovered from Operating lease	34	27
Value correction due to assets impairment	(89)	(64)

Total	1,023	444

The change in the heading “From property, plant and equipment — for own use” between January 1 and June 30, 2009 is due primarily to the reclassification to this heading of certain properties owned by the Bank in Spain which have been included in a disposal plan and which are considered highly likely to be sold in their current condition within one year from the reporting date.
The fair value of the items included in non current assets held for sale was determined by reference to appraisals performed by homologated companies as valuers in each of the geographical areas in which the assets are located.
In the case of Spain, the independent valuation and appraisal companies authorised by the Bank of Spain and entrusted with the appraisal of these assets were: Sociedad de Tasación, S.A., Valtecnic, S.A.,Krata, S.A., Gesvalt, S.A., Alia Tasaciones, S.A., Tasvalor, S.A. and Trinsa, S.A.
As of June 30, 2009 and December 31, 2008, there were no liabilities associated with non-current assets held for sale.

17. INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
17.1. INVESTMENTS IN ASSOCIATES
The following table shows the detail of the book value of the most significant Group’s investments in associates as of June 30, 2009 and December 31, 2008:

	Millions of euros
Investments in Associates	June-09	December-08

Citic Intemational Financial Holdings Limited CIFH	574	541
Occidental Hoteles Management, S.L.	125	128
Tubos Reunidos, S.A.	55	54
BBVA Elcano Empresarial II, S.C.R., S.A.	54	39
BBVA Elcano Empresarial, S.C.R., S.A.	54	39
Rest of companies	80	93

Total	942	894

The detail of the balance and gross changes for the six months ended June 30, 2009 and for the year 2008 in this heading of the consolidated balance sheets, were as follows:

	Millions of euros
	June-09	December-08

Balance at beginning of year	894	846
Acquisitions:	51	655
Of which:
Citic International Financial Holdings Limited (CIFH)	47	655
Other	4	—
Disposals	(1)	(782)
Of which:
Tubos Reunidos, S.A. (*)	—	(41)
Citic International Financial Holdings Limited (CIFH)	—	(739)
Transfers and others	(2)	175

Balance at end of year	942	894

Of which:
Goodwill	222	217
CIFH	218	214
Other	4	3

(*)	Corresponds to the sale of the 0.853% of the capital stock in January 2008
The following tables show the book value and the fair value of listed associates accounted for using the equity method as of June 30, 2009 and December 31, 2008, calculated on the base of its official listed:

	Millions of euros
	June-09		December-08
COMPANY	Book value	Fair value	Book Value	Fair Value

Tubos Reunidos, S.A.	55	83	54	85

Appendix V shows associate entities as of June 30, 2009.

Agreement with the CITIC Group
On November 2006 and June 2008 BBVA reached both agreements with the banking group CITIC Group (“CITIC”) to develop a strategic alliance in the Chinese market.
As of June 30, 2009, in accordance with these agreements, BBVA hold a 29.68% ownership interest in “Citic International Financial Holdings” (“CIFH”) which develops its activity in Hong Kong and a 10.07% ownership interest in “China Citic Bank” (CNCB).
BBVA also has an option to acquire an additional percentage, subject to certain conditions, during a two-year period, which could bring its interest in CNCB to 15%.
As of June 30, 2009 and December 31, 2008, BBVA’s interest in CNCB was included under “Available-for-sale financial assets” in the accompanying consolidated balance sheets (Note 12).
The Group considers that BBVA’s investment in CNCB is strategic, as it is the platform for developing its business in continental China and is also key to the development of international business initiatives together with CITIC. In addition, BBVA has the status of “sole strategic investor” at CNCB.
In addition, under the umbrella of its strategic commitment to CNCB, during the first semester of 2009, BBVA and CNCB reached new cooperation alliances under profit sharing regimes in the car financing and private banking segments.
17.2. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES
The jointly controlled entities that the Group has considered, because reflect the economic reality of such holdings, must be accounted by the “equity method” (Note 2.1) are registered in this heading of accompanying consolidated balance sheet.
The following table shows the detail of the most significant Group’s investments in jointly controlled entities as of June 30, 2009 and December 31, 2008:

	Millions of euros
Jointly controlled entities	June-09	December-08

Corporación IBV Participaciones Empresariales S.A.	275	385
Fideicomiso F/403853-5 BBVA Bancomer SºS ZIBAT	21	20
I+D Mexico, S.A.	16	14
Las Pedrazas Golf, S.L.	14	16
Fideicomiso Hares BBVA Bancomer F/47997-2	14	12
Dintransa Rentrucks, S.A.	14	15
Rest	111	111

Total	465	573

Of which
Goodwill
Grupo Profesional Planeación y Proyectos S.A. de C.V.	4	4
Dintransa Rentrucks, S.A.	9	8
Rest	3	4

	16	16

If the jointly controlled entities accounted for equity method had been accounted for proportionate method, the Group had been increased as follow, as of June 30, 2009 and December 31, 2008:

Millions of
euros
June-09

Group’s Asset	394
Group’s Liabilities	859
Operating expensives	(13)

Appendix V show jointly controlled entities consolidated using the equity method as of June 30, 2009.
17.3. INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE EQUITY METHOD
The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities by the proportionate consolidation method as of June 30, 2009 and December 31, 2008, respectively (Appendix IV).

	Millions of euros
	June-09		December-08
		Jointly		Jointly
		controlled		controlled
ITEMS	Associates	entities	Associates	entities

Current Assets	1,574	499	745	559
Non-current Assets	2,453	360	4,162	349
Current Liabilities	2,853	112	230	136
Non-current Liabilities	1,173	747	4,677	772

Net sales	82	37	210	102
Operating Income	32	1	99	17
Net Income	55	—	93	286

17.4. NOTIFICATIONS ABOUT ACQUISITION OF HOLDINGS
The notifications on the acquisition and disposal of holdings in associates or jointly controlled, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of the Securities Market Law 24/1988, are listed in Appendix VI.
17.5 IMPAIRMENT
For the six months ended June 30, 2009 and year ended December 31, 2008, the goodwill in associates and jointly controlled entities has not registered impairment.
18. REINSURANCE ASSETS
This heading of the accompanying consolidated balance sheets reflects the amounts to receive from consolidated entities whose origins are reinsurance contracts with third parties.
As of June 30, 2009 and December 31, 2008, the detail of the balance of the ownership of the reinsurance in the technical provisions was as follows:

	Millions of euros
	June-09	December-08

Reinsurance asset	40	29

19. TANGIBLE ASSETS
As of June 30, 2009 and December 31, 2008, the detail and the change of the balance of this heading in the consolidated balance sheets based on the nature of the related items, were as follows:

	Millions of euros
	June-09	December-08

Properties, plants and equipment
For own use
Land and Buildings	2,467	3,030
Construction in progress	430	422
Furniture, fixtures and vehicles	4,977	4,866
Accumulated depreciation	(3,727)	(3,857)
Valuation adjustments	(19)	(19)
Assets Leased out under an Operating Lease
Assets leased out to Group entities under an operating lease	976	996
Accumulated depreciation	(263)	(259)
Valuation adjustments	(23)	(5)

Total properties, plants and equipments	4,818	5,174

Investment properties
Properties leased to Group entities	1,805	1,777
Rural land, land lots and buildable land	1	1
Other	7	8
Leases	1	1
Accumulated depreciation	(53)	(45)
Valuation adjustments	(77)	(8)

Total investment properties	1,684	1,734

Total tangible assets	6,502	6,908

“Investment properties” includes primarily the leased properties in the BBVA real estate fund which is fully consolidated (See Appendix II).
The decrease in the balance under “For own use — Land and buildings” between January 1 and June 30, 2009 primarily reflects the reclassification of certain of the Bank’s Spanish properties to “Non-current assets held for sale”, as outlined in Note 16.
The main activity of the Group is carried out through a network of banking offices located geographically as shown in the following table:

	Number of branches
AREA	June - 09	December - 08

Spain	3,151	3,375
America	4,162	4,267
Rest of the world	145	145

Total	7,458	7,787

The table below breaks down tangible assets corresponding to Spanish and non-Spanish companies at June 30, 2009 and at December 31, 2008:

	Millions of euros
	June - 09	December - 08

Foreign subsidiaries	2,340	2,276
BBVA and Spanish subsidiaries	4,162	4,632

Total	6,502	6,908

20. INTANGIBLE ASSETS
20.1. GOODWILL
The detail, by entity, of the changes for the six months period ended June 30, 2009 and for the year ended December 31, 2008 in the balance of this subheading in the consolidated balance sheets is as follows:

	Millions of euros
	Balance at
	beginning of	Exchange		Balance at
June-09	period	Differences	Other	end of period

BBVA Compass	6,643	(102)	—	6,541
Grupo Financiero Bancomer, S.A. de C.V.	406	14	—	420
Hipotecaria Nacional S.A. C.V.	178	7	—	185
BBVA Colombia, S.A.	193	5	—	198
BBVA Inversiones Chile, S.A.	71	13	—	84
Maggiore Fleet, S.p.A.	34	—	—	34
BBVA Chile, S.A.	28	5	—	33
BBVA Puerto Rico, S. A.	33	—	—	33
FORUM Servicios Financieros,S.A.	25	4	—	29
AFP Provida, S.A.	18	3	—	21
BBVA Portugal,S.A.	16	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	5
BBVA Finanzia S.p.A.	4	—	—	4
BBVA Bancomer USA	4	—	—	4
FORUM Distribuidora, S.A.	1	1	—	2

FULLY CONSOLIDATED COMPANIES	7,659	(50)	—	7,609

	Millions of euros
	Balance at
	beginning of	Exchange		Balance at
December-08	year	Differences	Other	end of year

BBVA Compass (*)	6,265	366	12	6,643
Grupo Financiero Bancomer, S.A. de C.V.	485	(79)	—	406
Hipotecaria Nacional S.A. C.V.	213	(35)	—	178
BBVA Colombia, S.A.	204	(11)	—	193
BBVA Inversiones Chile, S.A.	87	(16)	—	71
Maggiore Fleet, S.p.A.	34	—	—	34
BBVA Chile, S.A.	34	(6)	—	28
BBVA Puerto Rico, S. A.	31	2	—	33
FORUM Servicios Financieros,S.A.	28	(3)	—	25
AFP Provida, S.A.	21	(3)	—	18
BBVA Portugal,S.A.	16	—	—	16
Finanzia, Banco de Crédito, S.A.	5	—	—	5
BBVA Finanzia S.p.A.	4	—	—	4
BBVA Bancomer USA	4	—	—	4
FORUM Distribuidora, S.A.	2	(1)	—	1
BBVA Renting S.p.A.	3	—	(3)	—

FULLY CONSOLIDATED COMPANIES	7,436	214	9	7,659

(*)	The goodwills of the four banks merged in 2008 are included (see Note 3)
At least once a year and whenever there are indications of impairment, an impairment test is carried out for each company that generates goodwill. This test compares the present value of future cash flows that are expected to be obtained by each company with its book value and goodwill, in order to determine whether or not its value is impaired.
As of June 30, 2009 and December 31, 2008, there were no losses due to impairments in the value of these companies.

During the six months ended June 2009 and year 2008 there have not been effects of gains, losses, error corrections and other significant adjustments in relation with assets, liabilities and contingent liabilities in the acquired entities in 2008 o prior periods.
20.2. OTHER INTANGIBLE ASSETS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

			Average
			Useful
	Millions of euros		Life
	June-09	December-08	(years)

Computer software acquisition expense	372	259	5
Other deferred charges	39	113	5
Other intangible assets	344	409	5
Impairment	(1)	(1)

Total	754	780

21. REST OF ASSETS AND LIABILITIES
The detail of the balance of these headings in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Assets -
Inventories	1,636	1,066
Transactions in transit	233	33
Accrued interest	489	383
Prepaid expenses	283	206
Other prepayments and accrued income	206	177
Other	1,556	1,296

Total	3,914	2,778

Liabilities -
Transactions in transit	98	53
Accrued interest	2,038	1,918
Unmatured accrued expenses	1,192	1,321
Other accrued expenses and deferred income	846	597
Other	623	586

Total	2,759	2,557

The heading “Inventories” includes the purchases of land and property that the Group real estate companies held for sale or in their development business.
The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Anida Desarrollos Inmobiliarios, S.A., Inensur Brunete, S.L., Monasterio Desarrollo, S.L., Desarrollo Urbanístico Chamartín, S.A., Marina Llar, S.L., Montealiaga, S.A., Anida Desarrollo Singulares, S.L. y Anida Operaciones Singulares, S.L. y Anida Inmuebles España y Portugal, S.L.

22. FINANCIAL LIABILITIES MEASURED AT AMORTISED COST
The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Deposits from central banks	26,979	16,844
Deposits from credit institutions	49,940	49,961
Deposits from customers	249,096	255,236
Debt certificates (including bonds)	102,486	104,157
Subordinated liabilities	17,003	16,987
Other financial liabilities (*)	6,985	7,420

Total	452,489	450,605

*	As of December 31, 2008, “Other financial liabilities” included the dividend approved and pending of payment (see Note 4) that corresponds to the third interim dividend paid as of January 12, 2009.
22.1. DEPOSITS FROM CENTRAL BANKS
The breakdown of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 is as follows:

	Millions of euros
	June-09	December-08

Bank of Spain	13,128	4,036
Credit account drawdowns	10,999	37
Other State debt and Treasury bills under repurchase agreement	—	2,904
Other assets under repurchase agreement	2,129	1,095
Other central banks	13,823	12,726

Total gross	26,951	16,762

Accrued interest until expiration	28	82

Total	26,979	16,844

As of June 30, 2009 and December 31, 2008, the financing limit assigned to the Group by the Bank of Spain and the rest of central banks and the one that it had been drawn down this one, was as follow:

	Millions of euros
	June-09	December-08

Assigned	19,384	16,049
Drawn down	2,442	125

22.2 DEPOSITS FROM CREDIT INSTITUTIONS
The breakdown of the balance of this subheading in the consolidated balance sheets, based on the nature of the related transactions, as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Reciprocal accounts	71	90
Deposits with agreed maturity	33,432	35,785
Demand deposits	1,944	1,228
Other accounts	543	547
Repurchase agreements	13,763	11,923

Subtotal	49,753	49,573

Accrued interest until expiration	187	388

Total	49,940	49,961

The detail, by geographical area and on the nature of the related instruments, of this subheading as of June 30, 2009 and December 31, 2008 disregarding valuation adjustments was as follows:

	Millions of euros
			Funds Received Under
	Demand	Deposits with	Financial Asset
June-09	Deposits	Agree Maturity	Transfers	Total

Spain	1,124	5,922	1,370	8,416
Rest of Europe	443	16,574	1,030	18,047
United States	31	5,331	824	6,186
Latin America	394	2,340	10,539	13,273
Rest of the world	23	3,808	—	3,831

Total	2,015	33,975	13,763	49,753

	Millions of euros
			Funds Received Under
	Demand	Deposits with	Financial Asset
December-08	Deposits	Agree Maturity	Transfers	Total

Spain	676	4,413	1,131	6,220
Rest of Europe	82	17,542	2,669	20,293
United States	40	8,164	1,093	9,297
Latin America	439	3,518	7,030	10,987
Rest of the world	80	2,696	—	2,776

Total	1,317	36,333	11,923	49,573

22.3 DEPOSITS FROM CUSTOMERS
The breakdown of the balance of this subheading in the accompanying consolidated balance sheets, based on the nature of the related transactions, as of June 30, 2009 and December 2008 was as follows:

	Millions of euros
	June-09	December-08

General Government	19,804	18,837
Spanish	4,075	6,320
Foreign	15,714	12,496
Accrued interest	15	21
Other resident sectors -	93,052	98,630
Current accounts	21,488	20,725
Savings accounts	26,260	23,863
Fixed-term deposits	37,241	43,829
Reverse repos	7,271	9,339
Other accounts	241	62
Accrued interest	551	812
Non-resident sectors	136,240	137,769
Current accounts	29,642	28,160
Savings accounts	20,267	22,840
Fixed-term deposits	80,668	79,094
Repurchase agreements	5,033	6,890
Other accounts	168	104
Accrued interest	462	681

Total	249,096	255,236

Of which:
Deposits from customers without valuation adjustment	116,303	121,895
Accrued interest	132,793	133,341
Of which:
In euros	248,242	254,075
In foreign currency	854	1,161

The detail, by geographical area and on the nature of the related instruments, of this subheading as of June 30, 2009 and December 31, 2008 disregarding valuation adjustments was as follows:

	Millions of euros
			Deposits with
	Demand	Saving	Agreed
June-09	Deposits	Deposits	Maturity	Repos	Total

Spain	24,933	26,322	37,747	7,574	96,576
Rest of Europe	3,636	393	22,034	5	26,068
United States	9,526	8,815	42,131	—	60,472
Latin America	22,806	11,918	21,962	5,033	61,719
Rest of the world	356	47	2,831	—	3,234

Total	61,257	47,495	126,705	12,612	248,069

	Millions of euros
			Deposits with
	Demand	Saving	Agreed
December-08	Deposits	Deposits	Maturity	Repos	Total

Spain	26,208	23,892	45,299	9,746	105,145
Rest of Europe	3,214	360	22,733	34	26,341
United States	8,288	10,899	36,997	—	56,184
Latin America	20,219	9,911	20,195	6,868	57,193
Rest of the world	1,576	2,488	4,796	—	8,860

Total	59,505	47,550	130,020	16,648	253,723

22.4 DEBT CERTIFICATES (INCLUDING BONDS) AND SUBORDINATED LIABILITIES
The breakdown of the balance of the subheading “Debt certificate (including Bonds)” in the accompanying consolidated balance sheets as of June 30, 2009 and December 31, 2008, by the nature of the transactions and currencies, was as follows:

	Millions of euros
	June-09	December-08

Promissory notes and bills
In euros	15,616	9,593
In other currencies	12,574	10,392

Subtotal	28,190	19,985

Bonds and debentures issued
In euros -
Non-convertible bonds and debentures at floating interest rates	7,241	11,577
Non-convertible bonds and debentures at fixed interest rates	6,244	4,736
Covered bonds	37,623	38,481
Hybrid financial liabilities	275	—
Bonds from securitization realized by the Group	10,648	13,783
Accrued interest and other (*)	2,817	2,668
In foreign currencies -
Non-convertible bonds and debentures at floating interest rates	4,593	8,980
Non-convertible bonds and debentures at fixed interest rates	1,983	1,601
Covered bonds	737	1,005
Hybrid financial liabilities	889	—
Other securities associate to financial activities	6	15
Bonds from securitization realized by the Group	1,159	1,165
Accrued interest and other (*)	81	161

Subtotal	74,296	84,172

Total	102,486	104,157

(*) Hedge transactions and issue expenses
The breakdown by nature of the related instruments of the balance of the subheading “Subordinated liabilities” in the accompanying consolidated balance sheets, by the nature of the transactions, was as follows:

	Millions of euros
	June-09	December-08

Subordinated debt	10,826	10,785
Preference shares	5,506	5,464

Total gross	16,332	16,249

Accrued interest and other	671	738

Total	17,003	16,987

The changes for the six months peridos ended June 30, 2009 and 2008 in the headings “Debt certificates (including Bonds)” and “Subordinated liabilities” were as follows:

	Millions of euros
	June-09
	Balance at			Exchange	Balance at
	beginning of		Repurchase or	differences and	the end of
ISSUANCES OF THE ENTITY	period	Issuances	refund	others	period

Debt certificates issued in the European Union	111,158	67,118	(64,420)	(4,751)	109,105
With information brochure	111,125	67,118	(64,420)	(4,751)	109,072
Without information brochure	33	—	—	—	33
Other debt certificates issued outside European Union	9,986	5,333	(3,869)	(1,066)	10,384

Total	121,144	72,451	(68,289)	(5,817)	119,489

	Millions of euros
	June-08
	Balance at			Exchange	Balance at
	beginning of		Repurchase	differences and	the end of
ISSUANCES OF THE ENTITY	period	Issuances	or refund	others	period

Debt certificates issued in the European Union	109,643	34,419	(35,377)	(2,281)	106,404
With information brochure	109,610	34,419	(35,377)	(2,281)	106,371
Without information brochure	33	—	—	—	33
Other debt certificates issued outside European Union	8,745	19,528	(18,625)	(422)	9,226

Total	118,388	53,947	(54,002)	(2,703)	115,630

22.4.1 PROMISSORY NOTES AND BILLS
These promissory notes were issued mainly by the Group’s subsidiary Banco de Financiación, S.A. and BBVA.
22.4.2. BONDS AND DEBENTURES ISSUED
Following the table shows the (weighted average) interest rate relating to fixed and floating rate bonds and debentures issued in euros and foreign currencies as of June 30, 2009 and December 31, 2008:

	June-09		December-08
		Foreign		Foreign
	Euros	currency	Euros	currency

Fixed rate	3.90%	4.10%	3.86%	4.79%
Floating rate	1.39%	3.72%	4.41%	4.97%

Most of the foreign-currency issuances are denominated in U.S. dollars.

22.4.3. SUBORDINATED LIABILITIES
22.4.3.1. SUBORDINATED DEBT
These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.
The breakdown of this subheading in the accompanying consolidated balance sheets, without factoring in valuation adjustments, by currency of issuance and interest rate is disclosed in Appendix VIII.
22.4.3.2. PREFERENCE SHARES
The detail, by company, of this subheading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

BBVA Internacional, Ltd. (1)	500	500
BBVA Capital Finance, S.A.U.	2,975	2,975
Banco Provincial, S.A	69	70
BBVA International Preferred, S.A.U. (2)	1,944	1,901
Phoenix Loan Holdings, Inc.	18	18

Total	5,506	5,464

(1)	Listed on the Spanish AIAF market.

(2)	Listed in London Stock Exchange and New York Stock Exchange.
These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.
The issuances of BBVA International Ltd BBVA, BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U, are subordinately guaranteed by the Bank.
23. LIABILITIES UNDER INSURANCE CONTRACTS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Technical provisions for:
Mathematical reserves	5,623	5,503
Provision for unpaid claims reported	726	640
Other insurance technical provisions	473	428

Total	6,822	6,571

24. PROVISIONS
The detail of the balance of this heading in the consolidated balance sheets as of June 30, 2009 and December 31, 2008 was as follows:

		Millions of euros
	Note	June-09	December-08

Provisions for pensions and similar obligations	25	6,296	6,359
Provisions for taxes and other legal contingents		299	263
Provisions for contingent exposures and commitments		355	421
Other provisions		1,638	1,635

Total		8,588	8,678

25. COMMITMENTS WITH PERSONNEL
As described in note 2.2.3, the Group holds both defined benefit and defined contribution post-employment commitments; the proportion of defined contribution benefits is gradually increasing, mainly due to new hires.
25.1. COMMITMENTS WITH PERSONNEL FOR POST-EMPLOYMENT DEFINED CONTRIBUTION PLANS
The commitments with personnel for post-employemnt defined contribution correspond to contributions on behalf of current employees made anually by the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial period (see Note 2.2.3). No liability is therefore recognised in the accompanying consolidated balance sheets.
In the six months periods ended June 30, 2009 and 2008 the Group has made contributions to the defined contribution plans that amounted to €45 million and €33 million, respectively.
25.2 COMMITMENTS FOR POST-EMPLOYMENT DEFINED BENEFIT PLANS AND OTHER LONG-TERM POST-EMPLOYMENT BENEFITS
Defined benefit post-employment commitments accrue primarily to Group employees already retired or who have opted for early retirement schemes, to certain categories of serving employees upon retirement and to most of the active workforce in relation to permanent disability and life insurance obligations.
The detail of the commitments for defined contributions plans as well as the rest of long-term post-employment benefits in Spain and abroad were as follows:

	Millions of euros
	Commitments in Spain		Commitments abroad		TOTAL
	June-09	December-08	June-09	December-08	June-09	December-08

Post-employment benefits
Pension commitments	3,059	3,060	929	903	3,988	3,963
Early retirement	3,293	3,437	—	—	3,293	3,437
Post-employment welfare benefits	216	221	394	364	610	585

Total	6,568	6,718	1,323	1,267	7,891	7,985

Insurance contracts coverages
Pension commitments	437	436	—	—	437	436

	437	436	—	—	437	436

Other plan assets
Pension commitments	—	—	929	889	929	889
Post-employment welfare benefits	—	—	323	301	323	301

	—	—	1,252	1,190	1,252	1,190

Net commitments of plan assets	6,131	6,282	71	77	6,202	6,359

of which:
Net assets	—	—	94	—	94	—
Net liabilities (*)	6,131	6,282	165	77	6,296	6,359

(*)	Recognized under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets.
The changes in the six months periods ended June 30, 2009 and 2008, by type of net commitment, were as follows:

	Millions of euros
	Commitments in Spain			Commitments abroad
			Post-		Post-
			employment		employment
	Pension	Early	welfare	Pension	welfare
June-09	commitments	retirement	benefits	commitments	benefits	Total

Balance at beginning of period	2,624	3,437	221	13	64	6,359
Finance expenses	57	71	5	33	19	185
Finance income	—	—	—	(32)	(15)	(47)
Current service cost	7	—	1	11	6	25
Current early retirements	5	113	—	—	—	118
Prior service cost or changes in the plan	7	—	—	—	—	7
Acquisitions or divestments made	—	—	—	—	—	—
Effect of reductions or settlement	—	—	—	—	—	—
Payments	(87)	(332)	(14)	(1)	—	(434)
Exchange difference	—	—	—	—	1	1
Actuarial losses (gains)	3	5	1	(1)	—	8
Contributions	—	—	—	(23)	(4)	(27)
Other movements	6	(1)	2	—	—	7

Balance at end of period	2,622	3,293	216	—	71	6,202

	Millions of euros
	Commitments in Spain			Commitments abroad
			Post-		Post-
			employment		employment
	Pension	Early	welfare	Pension	welfare
June-08	commitments	retirement	benefits	commitments	benefits	Total

Balance at beginning of period	2,648	2,950	234	35	66	5,933
Finance expenses	58	61	5	37	18	179
Finance income	—	—	—	(37)	(15)	(52)
Current service cost/ Current early retirements	11	533	1	12	7	564
Prior service cost or changes in the plan	—	—	—	5	—	5
Acquisitions or divestments made	—	—	—	—	—	—
Effect of reductions or settlement	—	—	—	(5)	(5)	(10)
Payments	(85)	(325)	(40)	—	—	(450)
Exchange difference	—	—	—	1	—	1
Actuarial losses (gains)	(9)	(5)	—	—	—	(14)
Contributions	—	—	—	(51)	(10)	(61)
Other movements	2	(7)	8	32	1	36

Balance at end of period	2,625	3,207	208	29	62	6,131

Other commitments with personnel are long-service bonuses, that are recognized under the subheading “Provisions — Other provisions” of the accompanying consolidated balance sheet (Note 24) that amount to €33 million as of June 30, 2009 (€36 million as of December 31, 2008), of which €12 million correspond to entities in Spain and €21 million correspond to entities abroad (€11 and €25 millions, respectively, as of December 31, 2008).
25.2.1. Main Commitments in Spain:
The most significant actuarial assumptions used as of June 30, 2009 and December 31, 2008, were as follows:

Mortality tables	PERM/F 2000P.
Discount rate (cumulative annual)	4.5%/ AA corporate bond yield curve
Consumer price index (cumulative annual)	2.0%
Salary growth rate (cumulative annual)	At least 3% (depending on employee)
Retirement ages	First date at which the employees are entitied to retire or contractually agreed at the individual level in the case of early retirements
Pension commitments
To cover certain pension commitments, insurance contracts have been contracted with insurance companies not related to the group. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount commitment less plan assets. As of June 30, 2009 and December 31, 2008, the amount of the plan assets to the mentioned insurance contracts equalled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.
On the other hand, the rest pension commitments include commitments by defined benefit for which insurance contracts have been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. The assets in which the insurance company has invested the amount of the contracts can not be considered plan assets according to IAS 19 and are presented in the accompanying consolidated balance sheets in different headings of Assets depending on the classification of financial instruments that corresponds. The commitments are recognized under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 24).

Early retirements
During the first semester of 2009 the Group offered in Spain to certain employees the possibility of taking early retirement before the age stipulated in the collective labour agreement in force. This offer was accepted by 223 employees (993 employees during the first semester of 2008).
The early retirements commitments in Spain as of June 30, 2009 and December 31, 2008 were recognised as provisions in the subheading “Provisions — Provisions for Pensions and Similar Obligations” (see Note 23) in the accompanying consolidated balance sheets amounted to €3,293 million and €3,437 million, respectively.
The cost of the early retirements of the period were recognised in the subheading “Provision Expense (Net) — Transfers to funds for pensions and similar obligations — Early retirements” in the accompanying consolidated income statements.
Estimated of contribution payments
The annual estimated amount of contribution payments in Spain in million of euros for the next 10 years are as follows:

	Commitments in Spain
			Post-
			employment
	Pension	Early	welfare
Year	Commitments	retirement	benefits

2009	173	606	20
2010	178	539	19
2011	178	498	18
2012	177	458	17
2013	176	415	17
2014-2018	850	1,293	81

Impact in the consolidated income statements
Following is a summary of the charges on the accompanying consolidated income statements for post-employment benefits commitments of companies in Spain:

	Millions of euros
	June-09	June-08

Interest expense and similar charges
Interes cost of pension funds	133	124
Personnel expenses
Transfers to pensions plans	7	11
Social attentions	1	1
Provision expense (net)
Transfers to fund for pensions and similar obligations
Pension funds	18	(14)
Early retirement	113	533

Total	272	655

25.2.2. Commitments abroad:
The main post-employment commitments with personnel abroad are related to Mexico, Portugal and United States, which jointly represent 95% of the total amount of commitments with personnel abroad as of June 30, 2009 and 16% of the total of the commitments with the whole personnel of BBVA Group as of June 30, 2009 (94% and 15%, respectively, as of December 31, 2008).
As of June 30, 2009 and December 31, 2008 the details by countries of the various commitments with personnel of Group BBVA abroad are as follows:

	Millions de euros
	Commitments		Plan assets		Net Commitments
	June-09	December-08	June-09	December-08	June-09	December-08

Post-employment benefits
Mexico	402	387	453	436	(51)	(49)
Portugal	293	283	288	283	5	—
United States	168	167	145	133	23	34
Rest	66	66	43	37	23	29

	929	903	929	889	—	14

Post-employment welfare benefits
Mexico	389	360	323	301	66	59
Portugal	—	—	—	—	—	—
United States	—	—	—	—	—	—
Rest	5	4	—	—	5	4

	394	364	323	301	71	63

Total commitments	1,323	1,267	1,252	1,190	71	77

The portion pending transfer as of June 30, 2009 to the new defined contribution system within the balance of commitments and plan assets in Mexico corresponding to the employees that have accepted migration to the new scheme amounted to €29 million.
The plan assets are used directly to settle the vested obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities.
Plan assets in Mexico and Portugal are virtually all invested in debt securities. Plan assets in the US are also invested in equities (around 50%).
The commitments net of the aforementioned plan assets were recognized in the subheading “Provisions - Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 24). The present value of the commitments is quantified using actuarial assumptions.
The main actuarial assumptions used in quantifying the commitments as of June 30, 2009 and December 31, 2008 in Mexico, Portugal and the United States, were as follows:

ITEMS	Mexico	Portugal	United States

Mortality tables	EMSSA 97	TV88/90	RP 2000 Projected
Discount rate (cumulative annual)	10.3%	5.9%	6.9%
Consumer price index (cumulative annual)	3.8%	2.0%	2.5%
Salary growth rate (cumulative annual)	4.8%	3.0%	4.0%
Expected rate of return on plan assets	9.8%	4.6%	7.5%
Medical cost trend rates	6.8%	—	n/a

The estimated annual amount of commitments in million of euros for the next 10 years are as follows:

	Commitments abroad
Year	Mexico	Portugal	United States

2009	30	15	7
2010	30	15	7
2011	30	16	8
2012	31	16	8
2013	31	16	9
2014-2018	174	80	61

An annual analysis as of June 30, 2009 of the sensitivity of annual cost and commitments to incremental changes in the growth in medical costs in Mexico is set forth below:

	Millions of euros
	Mexico
	1% increase	1% decrease

Increase/Decrease in current services cost and interest cost	11	(9)
Increase/Decrease in commitments	72	(57)

The detail of the charges on the accompanying consolidated income statements for the six months periods ended June 30, 2009 and 2008 corresponding to the entities in Mexico, Portugal and the United States is as follows:

	Millions of euros
	Mexico		Portugal	USA
		Other
June-09	Pensions	commitments	Pensions	Pensions

Interest expenses and similar charges	(2)	4	2	—
Personnel expenses	3	6	2	2
Provision expense (net)	11	—	3	(1)

Total	12	10	7	1

	Millions of euros
	Mexico		Portugal	USA
		Other
June-08	Pensions	commitments	Pensions	Pensions

Interest expenses and similar charges	1	3	1	(1)
Personnel expenses	7	7	2	3
Provision expense (net)	(3)	(5)	6	(1)

Total	5	5	9	1

26. MINORITY INTERESTS
The detail, by consolidated company, of the balance of the heading “Minority Interests” of consolidated equity as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

BBVA Colombia Group	27	26
BBVA Chile	251	194
BBVA Banco Continental Group	314	278
BBVA Banco Provincial Group	477	413
BBVA Banco Francés Group	97	88
Other companies	53	50

Total	1,219	1,049

Following is the amount of the share of profit for the six months periods ended June 30, 2009 and June 30, 2008 of the minority group. These amounts are recognized in the heading “Minority interests” of the consolidated income statements:

	Millions of euros
	June-09	June-08

BBVA Colombia Group	3	3
BBVA Chile	34	22
BBVA Banco Continental Group	69	48
BBVA Banco Provincial Group	110	66
BBVA Banco Francés Group	22	24
Other companies	5	6

Total	243	169

27. CAPITAL STOCK
As of June 30, 2009, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,836,504,869.29, and consisted of 3,747,969,121 fully subscribed and paid registered shares of €0.49 par value each, all of the same class and series, all fully subscribed and paid in and represented by book entries.
All the shares of BBVA carry the same voting and dividend rights and no single shareholder enjoys special voting rights. There are no shares that are not representative of an interest in the Bank’s capital.
As of June 30, 2009, the shares of BBVA are quoted on the computerized trading system of the Spanish stock exchanges and on the Frankfurt, London, Zurich and Mexico stock market.
American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.
Also, as of June 30, 2009, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A. and AFP Provida were quoted on their respective local stock markets, being the last two quoted as well on the New York Stock Exchange. As well, BBVA Banco Frances, S.A. is listed on the Latin-American market of the Madrid Stock Exchange.
As of June 30, 2009, BBVA was not aware of any shareholder holding a significant interest in its equity other than Mr. Manuel Jove Capellán who, at that date, owned 4.41% of BBVA through the following vehicles: Inveravante Inversiones Universales, S.L., Bourdet Inversiones, SICAV, S.A. and Doniños de Inversiones, SICAV, S.A. The reduction in Mr. Manuel Jové’s shareholding with respect to the 5.01% interest he held at year-end 2007 is the result of a securities loan (specifically the loan of 25,000,000 shares) undertaken in accordance with additional provision 18 of Law 62/2003, of December 30. The settlement of the loan in the future will ultimately restore Mr. Jové’s ownership stake to 5.01%.
Meanwhile, State Street Bank and Trust Co., Chase Nominees Ltd, The Bank of New York International Nominees and Clearstream AG, in their capacity as international custodian/depositary banks, held 4.95%, 6.85%, 3.35% and 3.21% of the share capital of BBVA, respectively, as of June 30, 2009.
BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.
BBVA has not been notified of the existence of any side agreements that regulate the exercise of voting rights at the Bank’s General Meetings, or which restrict or place conditions upon the free transferability of BBVA shares. Neither is the Bank aware of any agreement that might result in changes in the control of the issuer.

28. SHARE PREMIUM
As of June 30, 2009 and December 31, 2008, the balance of this heading in the consolidated balance sheet amounts to €12,453 million €12,770 million, respectively.
The change in this balance reflects the charge of €317 million corresponding to the remuneration paid to shareholders on April 20, 2009 as a supplement the 2008 cash dividend, as ratified at the General Shareholders’ Meeting on March 13, 2009.
This supplemental remuneration entailed the distribution of 60,451,115 own shares (Note 30) in the amount of one (1) share for every sixty-two (62) held by every shareholder at the close of trading on April 9, 2009. The shares were valued at €5.25 each (namely, the weighted average price of Banco Bilbao Vizcaya Argentaria, S.A. shares quoted on Spain’s continuous electronic market on March 12, 2009, the working day immediately preceeding the aforemented General Shareholders’ Meeting).
The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.
29. RESERVES
The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of June 30, 2009 and December 2008 is as follows:

	Millions of euros
	June-09	December-08

Legal reserve	367	367
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares	535	604
Restricted reserve for redenomination of capital in euros	2	2
Revaluation Royal Decree-Law 7/1996	78	82
Voluntary reserves	2,776	1,927
Consolidation reserves attributed to the Bank and dependents consolidated companies	8,463	6,340

Total	12,309	9,410

29.1. LEGAL RESERVE
Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of June 30, 2009. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.
Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.
29.2. RESTRICTED RESERVES
Pursuant to the Consolidated Spanish Companies Law, the respective restricted reserves were recorded in relation to the reduction of the par value of each share in April 2000, the treasury shares held by the bank at each period-end, and the customer loans outstanding at those dates that were granted for the purchase of, or are secured by Bank shares.
Pursuant to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to the redenomination of capital in euros.

29.3. REVALUATION ROYAL DECREE-LAW 7/1996 (ASSET REVALUATIONS AND REGULARISATIONS)
Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluations and regularisations provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Banco Bilbao Vizcaya revalued its tangible assets pursuant to Royal Decree-Law 7/1996 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing measurements. The resulting increases in the cost and accumulated depreciation of tangible assets and, where appropriate, in the cost of equity securities, were allocated as follows:

Millions of euros
June-09

Legal revaluations and regularisations of tangible assets:
Cost	187
Less:
Single revaluation tax (3%)	(6)
Balance as of December 31, 1999	181
Adjustment as a result of review by the tax authorities in 2000	(5)
Transfer to voluntary reserves	(98)

Total	78

Following the review of the balance of the account Revaluation Reserve Royal Decree-Law 7/1996 of June 7, by the tax authorities in 2000, this balance can only be used, free of tax, to offset recorded losses and to increase capital until January 1, 2007. From that date, the remaining balance of this account can also be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalue assets have been transferred or derecognised.

29.4 RESERVES AND LOSSES AT CONSOLIDATED COMPANIES
The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets, as of June 30, 2009 and December 31, 2008, is as follows:

	Millions of euros
	June-09	December-08

Fully and proportionately consolidated companies
BBVA Bancomer Group	5,454	3,489
Chile Group	418	248
BBVA Banco Provincial Group	414	198
BBVA Continental Group	131	95
BBVA Puerto Rico Group	72	44
BBVA USA Bancshares Group	99	(84)
BBVA Portugal Group	(197)	(220)
BBVA Colombia Group	(206)	(264)
BBVA Banco Francés Group	(129)	(305)
BBVA Luxinvest, S.A.	1,232	1,232
Corporacion General Financiera, S.A.	1,215	979
BBVA Seguros, S.A.	1,052	862
Anida Grupo Inmobiliario, S.L.	402	380
Cidessa Uno, S.L.	746	298
BBVA Suiza, S.A.	233	222
Bilbao Vizcaya Holding, S.A.	166	150
Finanzia, Banco de Crédito, S.A.	147	144
Compañía de Cartera e Inversiones, S.A.	123	121
Banco Industrial de Bilbao, S.A.	96	114
BBVA Panama, S.A.	135	108
Banco de Crédito Local, S.A.	—	(243)
BBVA International Investment Corporation	(418)	(418)
Other	(33)	135

Subtotal	11,152	7,285

For using the equity method:	443	609

Corp. IBV Participaciones Empresariales, S.A.	249	437
Citic Intern.Final.Holding	164	151
Tubos Reunidos, S.A.	51	53
Other	(21)	(32)

Total	11,595	7,894

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.
As of June 30, 2009 and December 31, 2008, the individual financial statements of the subsidiaries giving rise to the balances itemized in “Reserves and losses at consolidated companies — Fully and proportionately consolidated companies” in the table above included €1,950 million and €2,217 million, respectively, of restricted reserves, all of which are restricted for companies’ shares.

30. TREASURY SHARES
For the six months periods ended June 30, 2009 and 2008 the Group companies performed the following transactions involving Bank shares:

	June-09		June-08
	Number of	Millions of	Number of	Millions of
	shares	euros	shares	euros

Balance at beginning of period	61,539,883	720	15,836,692	389
+ Purchases	377,532,513	2,774	535,893,548	7,813
- Sales and others	(433,220,188)	(3,337)	(512,159,773)	(7,527)
+/- Derivatives over BBVA shares	—	(134)	—	(3)

Balance at end of period	5,852,208	23	39,570,467	672

Of which:
Held by the BBVA S.A.	2,315,059	(8)	1,312,163	139
Held by Corporación General Financiera	3,524,033	31	38,252,870	532
Held by other entities of the Group	13,116	—	5,434	1
Average purchase price	7.35		14.58
Average selling price	6.86		14.34
Net gain or losses on transactions (Stockholders’funds-Reserves)	(305)		(128)

The “Sales and others” heading in the table above for the six-month period ended June 30, 2009 includes the share-based payment to shareholders to supplement the 2008 cash dividend (Note 28).
The percentages of treasury shares held by the Group during the six months period ended June 30, 2009 and the year 2008 were as follows:

	June-09		December-08
	Min	Max	Min	Max

% treasury shares	0.074%	2.695%	0.318%	3.935%

The number of shares of Banco Bilbao Vizcaya Argentaria S.A., with nominal value per share 0.49, accepted in pledge as of June 30, 2009 and December 31, 2008 was as follow:

	Millions of euros
	June-09	December-08

Number of shares in pledge	106,204,680	98,228,254
Nominal value	0.49	0.49
% of share capital	2.83%	2.62%

The number of BBVA shares own by third parties but manage by entities of the Group as of June 30, 2009 and December 31, 2008 was as follow:

	Millions of euros
	June-09	December-08

Number of shares property of third parties	93,339,768	104,534,298
Nominal value	0.49	0.49
% of share capital	2.49%	2.80%

31. CAPITAL RATIO
As of June 30, 2009 and December 31, 2008, the capital of the Group exceeded the minimum level required by the rules in force in every date (Note 1.6), as shown below:

	Millions of euros
	June-09 (*)	December-08

Basic equity	22,915	22,107
Capital	1,837	1,837
Parent company reserves	19,926	21,394
Consolidated companies reserves	2,933	(626)
Minority interests	1,151	928
Other equity instruments	5,433	5,391
Deductions (Goodwill and others)	(9,963)	(9,998)
Attributed net income (less dividends)	1,598	3,181
Additional equity	11,897	12,543
Other deductions	(1,426)	(957)
Additional Capital due to mixed Group (**)	1,191	1,129
Total Stockholders’ equity	34,577	34,822
Minimum equity required	23,667	24,124

(*)	Provisionals data

(**)	Mainly Insurance entities of the Group.
32. TAX MATTERS
A) Consolidated tax group
Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated income of corporate groups.
The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.
B) Years open for review by the tax authorities
As of June 30, 2009, the Consolidated Tax Group had 2004 and subsequent years open for review by the tax authorities for the main taxes applicable to it.
In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations year has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.
Until June 30, 2009 and as a result of the tax audit conducted by the tax authorities, tax assessments were issued against several Group companies for the years up to and including 2003, some of which were signed on a contested basis. After considering the temporary nature of certain of the items assessed, the amounts, if any, that might arise from these assessments were provisioned.
Also, in 2009, notification was received of the commencement of tax audits for 2004 to 2006 for the main taxes to which the Tax Group is subject. These tax audits had not been completed as of June 30, 2009.
In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise there from would not materially affect the accompanying Group’s interim consolidated financial statements.

C) Reconciliation
The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognized in the accompanying consolidated income statement was as follows:

	Millions of euros
	June-09	June-08

Corporation tax	1,201	1,347
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(139)	(255)
Other items net	(155)	1
Net increases (decreases) due to temporary differences	(373)	119
Charge for income tax and other taxes	534	1,212
Deferred tax assets and liabilities recorded (utilised)	373	(119)
Income tax and other taxes accrued in the period	907	1,093
Adjustments to prior years’ income tax and other taxes	54	120

Income tax and other taxes	961	1,213

The effective tax rate was as follows:

	Millions of euros
	June-09	June-08

Consolidated Tax Group	2,023	2,030
Other Spanish entities	(51)	68
Foreign entities	2,031	2,392

	4,003	4,490

Income tax	961	1,213

Effective tax rate	24.00%	27.02%

D) Taxes recognized in equity
In addition to the income tax recognized in the consolidated income statement for the six months ended June 30, 2009 and 2008, the Group recognized the following amounts in equity, broken out into their component headings below:

	Millions of euros
	June-09	June-08

Tax charges recognized in equity	244	187
Tax credits recognized in equity	(65)	(2)

Total	179	185

E) Deferred taxes
The balance under “Tax assets” in the accompanying consolidated balance sheets includes balances receivable from the tax authorities that have been recognized as deferred tax assets. Meanwhile “Tax liabilities” in the accompanying consolidated balance sheets includes the various deferred tax liabilities recognized by the Group.
As of June 30, 2009, the deferred tax assets recognized by the Group companies correspond primarily to provisions taken to cover pension and similar employee commitments (in the amount of €28 million at June 30, 2009 at BBVA Bancomer, S.A. de C.V. and €1,438 million at BBVA) as well as non-performing loan provisions (€347 million at BBVA Bancomer, S.A. de C.V. and €896 million at BBVA).

33. FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES
The breakdown of the balances of these subheadings as of June 30, 2009 and December 31, 2008 was as follows:

	Millions of euros
	June-09	December-08

Contingent exposures -
Collateral, bank guarantees and indemnities	27,014	27,649
Rediscounts, endorsements and acceptances	42	81
Other	7,365	8,222

	34,421	35,952

Contingent commitments -
Drawable by third parties:	85,140	92,663
Credit institutions	2,254	2,021
General government sector	3,417	4,221
Other resident sectors	33,091	37,529
Non-resident sector	46,378	48,892
Other commitments	7,583	6,234

Total	92,723	98,897

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.
Income from the guarantee instruments is recorded under the heading “Fee and Commission Income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 41).
During the six months ended June 30, 2009 and in the year 2008 no issuances of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) and non Group entities have been guaranteed.
34. ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS
As of June 30, 2009 and December 31, 2008, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €84,702 million and €76,259 million, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain (Note 22.4) which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.
As of June 30, 2009 and December 31, 2008, there were no additional assets assigned to own or third-party obligations to those described in the different headings of these interim consolidated financial statements.
35. OTHER CONTINGENT ASSETS
As of June 30, 2009 and December 31, 2008, there were no significant contingent assets.
36. PURCHASE AND SALE COMMITMENTS
The financial instruments sold with a commitment to subsequently repurchase them are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

The financial instruments acquired with a commitment to subsequently resell them are not recognized in the consolidated balance sheets and the amount paid for the sale is considered credit given to third parties.
The breakdown of sale and purchase commitments of the Group BBVA as of June 30, 2009 and December 31, 2008, was as follow:

	Millions of euros
	June-09	December-08

Financial instruments sales with repurchase commitments	28,503	32,569
Financial instruments purchase with resale commitments	5,933	11,259

Following is a breakdown of the maturity of other future payment obligations from June 30, 2009:

	Millions of euros
	Up to 1 year	1 to 3 year	3 to 5 year	Over 5 year	Total

Financial leases	—	—	—	—	—
Operational leases	340	84	125	222	771
Purchase commitments	86	21	—	—	107
Technology and systems projetcs	33	18	—	—	51
Other projects	53	3	—	—	56

Total	426	105	125	222	878

37. TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES
As of June 30, 2009 and December 31, 2008, the detail of the most significant items composing this heading was as follows:

	Millions of euros
	June-09	December-08

Financial instruments entrusted by third parties	502,524	510,019
Conditional bills and other securities received for collection	4,292	5,208
Securities received in credit	114	71

As of June 30, 2009 and December 31, 2008, the off balance sheet customer funds was as follows:

	Millions of euros
	June-09	December-08

The off balanced sheet customer funds	124,892	114,840
- Commercialised by the Group
- Investment companies and mutual funds	38,453	37,076
- Pension funds	51,291	42,701
- Saving insurance contracts	9,416	10,398
- Customer portfolios managed on a discretionary basis	25,636	24,582
Of which:
Portfolios managed on a discretionary	10,922	12,176
- Commercialised by the Group managed by third parties outside the Group
- Investment companies and mutual funds	71	59
- Pension funds	25	24
- Saving insurance contracts	—	—

38. INTEREST INCOME AND EXPENSE AND SIMILAR ITEMS
38.1. INTEREST AND SIMILAR INCOME
The breakdown of the most significant interest and similar income earned by the Group during the six months periods ended June 30, 2009 and 2008 was as follows:

	Millions of euros
	June-09	June-08

Central banks	150	225
Loans and advances to credit institutions	422	639
Loans and advances to customers	9,873	11,249
General government	262	365
Resident sector	4,549	5,416
Non resident sector	5,062	5,468
Debt securities	1,729	1,908
Trading	859	1,113
Investment	870	795
Rectification of income as a result of hedging transactions	106	111
Insuranes activity income	471	474
Other income	160	176

Total	12,911	14,782

The amounts recognized in consolidated equity during the period in connection with fair value hedges and the amounts derecognized from consolidated equity and taken to the consolidated income statement during the period are disclosed in the accompanying consolidated statements of recognized income and expense.
The breakdown of the balance of this heading in the accompanying consolidated income statements by geographic area as of June 30, 2009 and 2008 was as follows:

	Millions of euros
	June-09	June-08

Domestic	6,310	7,685
Foreign	6,601	7,097
European Union	674	932
OECD	3,771	4,178
Rest of countries	2,156	1,987

Total	12,911	14,782

Of which:
BBVA, S.A.
Domestic	5,975	7,022
Foreign	535	743
European Union	352	459
OECD	40	88
Rest of countries	143	196

Total	6,510	7,765

38.2. INTEREST EXPENSE AND SIMILAR CHARGES
The breakdown of the balance of this heading in the accompanying consolidated income statements was as follows:

	Millions of euros
	June-09	June-08

Bank of Spain and other central banks	113	235
Deposits from credit institutions	922	1,535
Desposits from customers	2,618	4,442
Debt certificates	1,484	1,818
Subordinated liabilities	782	525
Rectification of expenses as a result of hedging transactions	(373)	95
Cost attributable to pension funds	140	130
Insurance	339	363
Other charges	28	84

Total	6,053	9,227

38.3. AVERAGES RETURN ON INVESTMENTS AND AVERAGE BORROWING COST
The detail of the average return on investments during the six months periods ended June 30, 2009 and 2008 was as follows:

	Millions of euros
	June-09			June-08
	Average		Interest	Average		Interest
ASSETS	Balances	Income	Rates (%)	Balances	Income	Rates (%)

Cash and balances with central banks	17,760	150	1.71	13,130	225	3.45
Securities portfolio and derivatives	134,238	2,171	3.26	114,803	2,426	4.25
Loans and advances to credit institutions	27,569	440	3.22	28,966	690	4.79
Euros	16,466	264	3.23	20,446	468	4.61
Foreign currency	11,103	176	3.19	8,520	222	5.24
Loans and adavances to customers	333,584	10,081	6.09	312,286	11,312	7.28
Euros	224,373	5,324	4.78	216,856	6,323	5.86
Foreign currency	109,211	4,757	8.78	95,430	4,989	10.51
Other finance income	—	69	—	—	129	—
Other assets	32,199	—	—	30,273	—	—

ASSETS/FINANCE INCOME	545,350	12,911	4.77	499,458	14,782	5.95

The average borrowing cost during the six months periods ended June 30, 2009 and 2008 was as follows:

	Millions of euros
	June-09			June-08
	Average		Interest	Average		Interest
LIABILITIES	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)

Deposits from central banks and credit institutions	72,081	1,316	3.68	73,905	1,883	5.12
Euros	30,854	572	3.74	31,528	799	5.10
Foreign currency	41,227	744	3.64	42,377	1,084	5.14
Customer deposits	248,261	2,546	2.07	227,863	3,779	3.34
Euros	116,854	899	1.55	114,453	1,699	2.99
Foreign currency	131,407	1,647	2.53	113,410	2,080	3.69
Marketable securities and subordinated liabilities	123,203	1,920	3.14	118,548	3,176	5.39
Euros	94,067	1,482	3.18	99,078	2,716	5.51
Foreign currency	29,136	438	3.02	19,470	460	4.75
Other finance expense	—	271	—	—	389	—
Other liabilities	73,369	—	—	51,911	—	—
Equity	28,436	—	—	27,230	—	—

LIABILITIES+EQUITY FINANCE EXPENSE	545,350	6,053	2.24	499,458	9,227	3.72

The changes in “Interest and similar income” and “Interest expense and similar charges” in the accompanying consolidated income statements for the six months ended June 30, 2009 and 2008 were due to price changes (price effect) and changes in business volumes (volume effect), as detailed below:

	Millions of euros
	Volume Price-Effect 2009/2008
	Volume	Price	Total
	Effect (1)	Effect (2)	Effect

Cash and balances with central banks	78	(153)	(75)
Securities portfolio and derivatives	395	(650)	(255)
Loans and advances to credit institutions	(37)	(214)	(251)
Euros	(93)	(111)	(204)
Foreign currency	66	(112)	(46)
Loans and advances to customers	705	(1,937)	(1,232)
Euros	183	(1,183)	(1,000)
Foreign currency	689	(921)	(232)
Other financial income	—	(59)	(59)

FINANCE INCOME + INCOME FROM EQUITY INSTRUMENTS	1,270	(3,141)	(1,871)

Deposits from central banks and credit institutions	(57)	(510)	(567)
Euros	(21)	(205)	(227)
Foreign currency	(35)	(305)	(340)
Customer deposits	316	(1,550)	(1,234)
Euros	26	(826)	(800)
Foreign currency	317	(751)	(434)
Marketable securities and subordinated liabilities	107	(1,363)	(1,256)
Euros	(152)	(1,083)	(1,234)
Foreign currency	225	(248)	(23)
Other finance expense	—	(118)	(118)

FINANCE EXPENSE	792	(3,967)	(3,175)

NET INTEREST INCOME			1,303

(1)	The volume effect is calculated by multiplying the interest rate for the first period by the difference between the average balances for the two periods.

(2)	The price effect is calculated by multiplying the average balance for the second period by the difference between the interest rates for the two periods.

39. DIVIDEND INCOME
The amount recorded under this heading in the accompanying consolidated income statements relates in full to dividends from other shares and equity instruments other than dividends from investments in entities accounted for using the equity method (Note 40). The breakdown was as follows:

	Millions of euros
	June-09	June-08

Dividends from other shares and other equity instrument
Financial assets held for trading	62	66
Available-for-sale financial assets	186	175

Total	248	241

40. SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD
The profit contributed by the entities accounted for using the equity method during the six months periods ended June 30, 2009 and 2008 was as follows:

	Millions of euros
	June-09	June-08

Corporación IBV Participaciones Empresariales, S.A.	16	145
Servired Española de Medios de Pago, S.A.	(4)	—
Tubos Reunidos, S.A.	4	11
CITIC International Financial Holding Limited CIFH	2	22
BBVA Elcano Empresarial, S.C.R.,S.A.	5	(5)
BBVA Elcano Empresarial II, S.C.R.,S.A.	5	(5)
Rest	(1)	5

Total	27	173

41. FEE AND COMMISSION INCOME
The breakdown of the balance of this heading in the accompanying consolidated statements of income was as follows:

	Millions of euros
	June-09	June-08

Commitment fees	44	28
Contingent liabilities	130	118
Documentary credits	21	21
Bank and other guarantees	109	97
Arising from exchange of foreign currencies and banknotes	6	11
Collection and payment services	1,268	1,313
Securities services	836	983
Counselling on and management of one-off transactions	2	6
Financial and similar counselling services	11	11
Factoring transactions	6	14
Non-banking financial products sales	46	52
Other fees and commissions	289	242

Total	2,638	2,778

42. FEE AND COMMISSION EXPENSES
The breakdown of the balance of this heading in the accompanying consolidated income statements was as follows:

	Millions of euros
	June-09	June-08

Brokerage fees on lending and deposit transactions	3	5
Fees and commissions assigned to third parties	335	302
Other fees and commssions	119	187

Total	457	494

43. NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES
The detail of the balance of this heading in the accompanying consolidated income statements, broken down by its component sub-headings, was as follows:

	Millions of euros
	June-09	June-08

Financial assets held for trading	136	280
Other financial assets designated at fair value through profit or loss	29	17
Other financial instruments not at fair value through profit or loss	281	721
Available-for-sale financial assets	245	667
Loans and receivables	11	7
Other	25	47

Total	446	1,018

The breakdown of the balance of this heading in the consolidated income statements, by the nature of financial instruments as of June 30, 2009 and 2008, was as follows:

	Millions of euros
	June-09	June-08

Debt instruments	356	(150)
Equity instruments	420	(266)
Loans and advances to customers	24	30
Derivatives	(409)	1,326
Deposits from customers	—	12
Other	55	66

Total	446	1,018

During the six months ended June 30, 2009 related to the most significant fair value hedges, were recorded in the consolidated income statement €171 million of gains for the hedging instruments and €174 million of losses for hedge instruments attributable to hedge risk.
As of June 30, 2009 and June 30, 2008 the amounts recognised in profit or loss by the ineffective portion of cash flow hedges and hedges of a net investment in a foreign operation are not significants.

44. OTHER OPERATING INCOME AND EXPENSES
The detail of the heading “Other operating income” of the accompanying consolidated income statements as of June 30, 2009 and 2008 was as follows:

	Millions of euros
	June-09	June-08

Income on insurance and reinsurance contracts	1,313	1,518
Financial income from non-financial services	229	228
Of which:
Real estate agencies	5	12
Rest of operating income	213	185

Total	1,755	1,931

The detail of the heading “Other operating expenses” of the accompanying consolidated income statements was as follows:

	Millions of euros
	June-09	June-08

Expenses on insurance and reinsurance contracts	936	1,226
Change in inventories	191	195
Rest of operating expenses	360	297
Of which:
Fondo de garantía de depósitos	169	118

Total	1,487	1,718

45. ADMINISTRATION COSTS
45.1 PERSONNEL EXPENSES
The detail of the balance of this heading in the accompanying consolidated income statements was as follows:

		Millions of euros
	Note	June-09	June-08

Wages and salaries		1,754	1,796
Social security costs		276	288
Transfers to internal pension provisions	25	22	31
Contributions to external pension funds	25	34	33
Other personnel expenses		205	195

Total		2,291	2,343

As of June 30, 2009, certain Group companies implemented corporate programs for the acquisition of shares with discount of Banco Bilbao Vizcaya Argentaria S.A. The cost of these programs is recognised under the subheading “Other personnel expenses”.
The detail, by professional category and by geographical area, of the average number of employees during six months periods ended June 30, 2009 and June 30, 2008, was as follows:

	Average number of
	employees
	June-09	June-08

Spanish banks
Executives	1,034	1,074
Other line personnel	20,767	21,517
Clerical staff	5,447	6,450
Abroad branches	670	751

	27,918	29,792

Companies abroad
Mexico	26,857	27,222
Venezuela	6,053	6,025
Argentina	4,205	4,201
Colombia	4,263	4,395
Peru	4,200	3,635
United States	10,571	12,161
Other	4,868	4,872

	61,017	62,511

Pension fund managers	5,899	8,577
Other non-banking companies	10,437	11,293

Total	105,271	112,173

The detail, by professional category and by gender, of the average number of employees during six months periods ended June 30, 2009 and 2008, was as follows:

	June-09		June-08
	Average number		Average number
	Men	Women	Men	Women

Executives	1,624	322	1,619	313
Other line personnel	28,211	24,271	26,342	17,561
Clerical staff	21,856	28,987	31,178	35,160

Total	51,691	53,580	59,139	53,034

Of which:
BBVA, S.A.	16,072	11,282	17,172	11,909

At June 30, 2009 The Group’s headcount totalled 103,655, which 50,791 were male and 52,864 female.
Equity-instrument-based employee remuneration —
Settlement of the 2006-2008 share-based remuneration plan
The parent company’s shareholders approved the settlement of the 2006-2008 share-based remuneration plan at the General Shareholders’ Meeting held on March 13, 2009.
As the Group ended ranked third among the 13 banks in its benchmark group, the total shareholder return (TSR) applied to the settlement of the plan entailed the application of a multiplier of 1.42, which applied to the theoretical number of shares granted to each beneficiary resulted in a total Group-wide grant of 13,677,226 shares. The final price of the shares delivered in consideration was set at €6.25 per share.
Multi-Year Share-based BBVA Management Remuneration Plan, 2009-2010
At the General Shareholders’ Meeting held on March 13, 2009, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”). The Plan came into effect on April 15, 2009 and will run to December 31, 2010. The idea is to settle it on April 15, 2011.

Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and management committee members of BBVA).
At the beginning of the Plan, a number of “units” will be allocated to the beneficiaries. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “units” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) — share appreciation plus dividends — of the Bank over the term of the Plan with the performance of the same indicator for 18 leading European and U.S. banks.
The amount of the obligation that will be registered in the consolidated financial statements will be determined by multiplying the number of “units” by the estimated average price at the moment of the liquidation of the Plan.
As of June 30, 2009, the estimated number of “units” for the Group as a whole, including executive directors and BBVA’s Management Committee members (Note 54), was 6,939,407.
Plan costs will be accrued throughout the life of the scheme. For the year period between April 15, 2009 and June 30, 2009 the expense amounted to €3 million and was recognized under the heading “Personnel Expenses — Other personnel expenses” in the accompanying consolidated income statement with charge to “Equity-Other equity instrument-Rest” in the consolidated balance sheet as of June 30, 2009, net of tax effect.
Compass long term incentive plan -
The board of directors of Compass Bancshares (“Compass”) approved a long term restricted share plan to provide incentives to certain officers and key employees of Compass Bancshares and its subsidiaries. This plan enters into effect in 2008 and duration of three years.
The plan represents an obligation to deliver an equivalent number of BBVA American Depository Shares that are not permitted to be sold, transferred, pledged or assigned during a designated restriction period, and/or the assignation of restricted share units, representing each of these units the obligation of Compass to deliver an equivalent number of ADS once the restriction period has ended assuming the compliance with certain requirements.
The initial maximum number of BBVA American Depository Shares available for distribution under this Plan is 1,320,911 (1 ADS is equivalent to one BBVA ordinary share) representing a 0.035% of the share capital of the bank.
As of June 30, 2009 only “restricted share units” have been assigned. As of June 30, 2009 931,267 restricted share units have been assigned to 320 employees and have restriction periods that will lapse during 2009, 2010, and 2011, representing 0.025% of the banks share capital.
The amount of expense associated with the above-described awards that has been accrued and recognized under the heading “Personnel expenses — Other personnel expenses” of the consolidated income statement for the six months ended June 30, 2009 amounted to $4.2 million (€3.1 million), been recognized net of the correspondent tax effect in the heading “Stockholder’s equity — Other equity instruments” of the consolidated balance sheet as of June 30, 2009.

45.2 GENERAL AND ADMINISTRATIVE EXPENSES
The breakdown of the balance of this heading in the consolidated income statements was as follows:

	Millions of euros
	June-09	June-08

Technology and systems	279	290
Communications	128	125
Advertising	127	135
Property, fixtures and materials	309	294
Of which:
Rents expenses (*)	141	130
Taxes other than income tax	129	169
Other expenses	471	460

Total	1,443	1,473

(*)	The consolidated companies do not expect to terminate the lease contracts early.
46. PROVISIONS (NET)
The net allowances charged to the income statement in connection with the headings “Pension Commitments and similar obligations”, “Provisions to risks and contingent commitments”, “Tax provisions” and “Other provisions” during the six months periods ended June 30, 2009 and 2008 were as follow:

	Millions of euros
	June-09	June-08

Provisions to Pension Commitments and similar obligations	146	512
Provisions to risks and contingent commitments	(67)	(47)
Provisions to tax and other provisions	73	147

Total	152	612

47. IMPAIRMENT ON FINANCIAL ASSETS (NET)
The detail of impairment on financial assets by nature of these assets as of June 30, 2009 and 2008 was as follow:

		Millions of euros
	Note	June-09	June-08

Available-for-sale financial assets	12	77	22
Debt securities		74	21
Other equity instruments		3	1
Loans and receivables	14	(1)	1
Held-to-maturity investments		1,869	1,141
Of which:
Recovery of written-off assets	7	(80)	(94)

Total		1,945	1,164

48. IMPAIRMENT ON OTHER ASSETS (NET)
The detail of impairment on non-financial assets by nature of these assets as of June 30, 2009 and 2008 was as follow:

		Millions of euros
	Note	June-09	June-08

Tangible assets		(100)	—
Inventories		(145)	—
Rest		(26)	(6)

Total		(271)	(6)

49. GAINS (LOSSES) IN WRITTEN OFF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE
The breakdown of the balances of these headings in the accompanying consolidated income statements was as follows:

	Millions of euros
	June-09	June-08

Gains:
Disposal of tangible assets	3	9
Disposal of intangible assets and other	14	19
Losses:
Disposal of tangible assets	(1)	—
Disposal of intangible assets and other	(7)	(7)

Total	9	21

50. GAINS AND LOSSES IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS
The detail of the heading “Gains and losses in non-current assets held for sale not classified as discontinued operations” of the accompanying consolidated income statement was as follow:

		Millions of euros
	Note	June-09	June-08

Gains for real estate		110	67
Impairment of non-current assets held for sale		(40)	(15)
Gains for sale of avilable-for-sale assets	2.2.1.a	—	727
Of which:
Bradesco		—	727

Total		70	779

51. CONSOLIDATED STATEMENT OF CASH FLOWS
Cash flows from operating activities have increased for the six months ended June 30, 2009 to €8,530 million, compared to decrease of €8,765 million for the six months ended June 30, 2008. The most significant changes occurred in “Loans and receivables” and “Available-for-sale financial assets”.

Cash flows from investing activities have increased for the six months ended June 30, 2009 to €75 million, compared to €1,144 million for the six months ended June 30, 2008. The most significant changes occurred in “Other collections related to investing activities”.
Cash flows from financing activities have decreased for the six months ended June 30, 2009 to €177 million as of June 30, 2009, compared to decrease of €1,667 million for the six months ended June 30, 2008. The most significant movements are shown in the line “Acquisition and disposal of own equity instruments”.
The table below breaks down the main cash flows from and used in investing activities as of June 30, 2009 and 2008:

	June-09
	Cash flow of investment activities
	Investments (-)	Desinvestments (+)

Tangible assets	(16)	—
Intangible assets	—	27
Investments	(4)	14
Subsidiaries and other business units	(7)	27
Non-current assets and liabilities associated held for sale	(150)	—
Held-to-maturity investments	—	184
Other settlements related with investment activities	—	—

	June-08
	Cash flow of investment activities
	Investments (-)	Desinvestments (+)

Tangible assets	—	116
Intangible assets	—	101
Investments	(40)	65
Subsidiaries and other business units	(12)	—
Non-current assets and liabilities associated held for sale	(142)	—
Held-to-maturity investments	—	182
Other settlements related with investment activities	—	874

52. ACCOUNTANTS FEES AND SERVICES
The detail of the fees for the services provided to the Group companies by their respective accountants during the six months ended June 30, 2009 was as follows:

Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	7.9
Fees for audits conducted by other firms	0.1
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	2.6

The detail of the other services provided to the various Group companies as of June 30, 2009 was as follows:

Millions of euros

Firms belonging to the Deloitte worldwide organisation	0.6
Other firms	2.1

The services provided by our accountants meet the independence requirements established in Law 44/2002, of 22 November, on Measures Reforming the Financial System and in the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), and accordingly they did not include the performance of any work that is incompatible with the auditing function.
53. RELATED PARTY TRANSACTIONS
BBVA and other entities of the Group in their condition of financial entities maintain transactions with related parties in the normal course of their business. All these transactions are of no relevance and are performed in market conditions.
53.1 TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS
As of June 30, 2009 the balance of the transactions maintained with significant shareholder’s (see Note 27) correspond to “Deposits from customers” for an amount of €31 million and “Contingent risks” for an amount of €14 million, all of them under normal market conditions.
As of December 31, 2008 the balance of the transactions maintained with significant shareholder’s (see Note 27) correspond to “Deposits from customers” for an amount of €40 million and “Contingent risks” for an amount of €11 million, all of them under normal market conditions.
53.2 TRANSACTIONS WITH BBVA GROUP
The balances of the main aggregates in the consolidated financial statements arising from the transactions carried out by the Group with associated and jointly controlled companies accounted for using the equity method (Note 2.1), as of June 30, 2009 and December 31, 2009 were as follows:

	Millions of euros
	June-09	December-08

Assets:
Due from credit institutions	21	27
Total net lending	638	507
Liabilities:
Due to credit institutions	1	1
Deposits	102	23
Debt certificates	292	344
Memorandum accounts:
Contingent risks	39	37
Commitments contingents	380	415

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method were as follows:

	Millions of euros
	June-09	June-08

Statement of income:
Financial revenues	8	16
Financial expenses	4	9

There are no other material effects on the consolidated financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1), and from the insurance policies to cover pension or similar commitments (Note 24).

As of June 30, 2009 and December 31, 2008, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately €120 million and €101 million, respectively.
In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.
53.3 TRANSACTIONS WITH KEY ENTITY PERSONNEL
The information on the remuneration of key personnel (members of the Board of Directors of BBVA and of the Management Committee) is included in Note 54.
The amount disposed of the loans granted to members of Board of Directors as of June 30, 2009 and 2008 totalled €35 thousand and €63 thousand, respectively.
The amount disposed of the loans granted as of June 30, 2009 and 2008, to the Management Committee, excluding the executive directors, amounted to €3,575 thousand and €3,123 thousand, respectively. As of June 30, 2009, there were no guarantees provided on behalf of members of the Management Committee. As of June 30, 2008 the guarantees amounted €13 thousand.
As of June 30, 2009 and 2008, the amount disposed of the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA and of the Management Committee) totalled €51,172 thousand and €24,399 thousand, respectively. As of June 30, 2009 and 2008, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €24,123 thousand and €17,237 thousand, respectively.
53.4 TRANSACTIONS WITH OTHER RELATED PARTIES
As of June 30, 2009, the company does not present any transaction with other related parties that does not belong to the normal course of their business, that is not under market conditions and that is relevant for the equity and income of the entity and for the presentation of the financial situation of this.
54. REMUNERATION OF THE MEMBERS OF BOARD OF DIRECTORS AND THE MANAGEMENT COMMITTEE
Remunerations of the members of the Board of Directors and the members of the Management Committee of the Bank are as follow:

•	Remuneration of non-executive directors
The remuneration paid to the non-executive members of the Board of Directors during the six months ended June 30, 2009 is indicated below. The figures are given individually for each non-executive director:

	Thousands of euros
		Standing			Appointments
	Board	Committee	Audit	Risk	and Compensation	Total

Tomás Alfaro Drake	64	—	36	—	—	100
Juan Carlos Álvarez Mezquíriz	64	83	—	—	22	169
Rafael Bermejo Blanco	64	—	89	54	—	207
Ramón Bustamante y de La Mora	64	—	36	54	—	154
José Antonio Fernández Rivero (*)	64	—	—	107	—	171
Ignacio Ferrero Jordi	64	83	—	—	22	169
Román Knörr Borrás	64	83	—	—	—	147
Carlos Loring Martínez de Irujo	64	—	36	—	54	154
Enrique Medina Fernández	64	83	—	54	—	201
Susana Rodríguez Vidarte	64	—	36	—	22	122

Total (**)	640	332	233	269	120	1,594

(*)	Mr José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €326 thousand during the six months ended June 30, 2009 in early retirement payments as a former member of the BBVA management.

(**)	In addition, Mr. Richard C. Breeden, who stepped down as director on March 13, 2009, received total compensation for Board membership during the first six months of 2009 in the amount of €87 thousand.
•	Remuneration of executive directors
The remuneration paid to the non-executive members of the Board of Directors during the six months ended June 30, 2009 is indicated below. The figures are given individually for each non-executive director:

	Thousands of euros
	Fixed	Variable
	remuneration	remunerations (*)	Total (**)

Chairman & CEO	964	3,416	4,379
President & COO	713	2,861	3,574
Company Secretary	333	815	1,147

Total	2,009	7,091	9,101

(*)	Figures relating to variable remuneration for 2008 paid in 2009.

(**)	In addition, the executive directors received remuneration in kind during the six month ended June 30, 2009 totalling €28 thousand, of which €8 thousand relates to Chairman & CEO, €11 thousand relates to President & COO and €9 thousand to Company Secretary.
•	Remuneration of the members of the management committee
The remuneration paid during the six months ended June 30, 2009 to the members of BBVA’s Management Committee, excluding executive directors, comprised €3,167 thousand in fixed remuneration and €11,936 thousand in variable remuneration accrued in 2008 and paid in 2009.
In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €155 thousand during the six months ended June 30, 2009.
(*)	This paragraph includes information on the members of the Management committee as of June 30, 2009, excluding the executive directors.
•	Pension commitments
The provisions recorded as of June 30, 2009 to cover the commitments assumed in relation to executive director pensions, including the allowances recorded for the six months ended June 30, 2009, amounted to €7,781 thousand, broken down as follows:

Thousands
of euros

Chairman & CEO	77,027
President & COO	54,455
Company Secretary	9,175

Total	140,657

Insurance premiums amounting to €76 thousand were paid on behalf of the non-executive directors on the Board of Directors.
The provisions charged as of June 30, 2009 for post-employment commitments for the Management committee members, excluding executive directors, amounted to €47,297 thousand. Of these, €2,557 thousand were charged during the six months ended June 30, 2009.

•	settlement of the long-term share-based remuneration scheme (2006-2008) for executive directors and members of the management committee
In general meeting on March 13, 2009, BBVA’s shareholders ratified the proposed settlement of the Long-Term Share-Based Remuneration Scheme (2006-2008) (hereinafter, the “Plan”), on the terms established at the outset, determining the number of BBVA shares to be granted to the executive directors and the other members of the Management Committee.
The Plan was liquidated and the corresponding share grant executed on March 30, 2009.
The total number of Banco Bilbao Vizcaya Argentaria, S.A. shares granted to the three executive directors, on aggregate, as a result of settlement of the Plan, was 979,800, as detailed below:

	Nº assigned theoretical		Number of
	shares	Multiplier ratio	shares

Chairman & CEO	320,000	1.42	454,400
President & COO	270,000	1.42	383,400
Company Secretary	100,000	1.42	142,000

Meanwhile, the total number of shares allocated to Management Committee members upon settlement of the Plan was 1,369,116.

•	Multi-year share-based remuneration scheme (2009-2010) for executive directors and members of the management committee
At the General Shareholders’ Meeting of March 13, 2009, the Bank’s shareholders approved a multi-year share-based remuneration scheme for the period 2009 — 2010 targeted at members of the Group’s executive management team, including its executive directors and the members of the Management Committee.
The plan allocated each beneficiary a certain number of theoretical shares as a function of their variable pay and their level of responsibility. At the end of the plan, the theoretical shares are used as a basis to allocate BBVA shares to the beneficiaries, should the initial requirements be met.
The number of shares to be delivered to each beneficiary is determined by multiplying the number of theoretical shares allocated to them by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total shareholder value (TSR) during the period 2009-20010 compared against the TSR of its European peer group.
The number of theoretical shares allocated to executive directors, in accordance with the plan ratified at the shareholders’ meeting, was 215,000 for the Chairman & CEO, 180,000 for the President & COO and 70,000 for the Board Secretary.

The total number of theoretical shares allocated to Management Committee members at June 30, 2009, excluding executive directors, was 830,000.

•	Scheme for remuneration of non-executive directors with deferred delivery of shares
The Annual General Meeting, March 18th, 2006, under agenda item eight, resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.
The new plan assigns theoretical shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the sixty trading sessions prior to the annual general meeting that approve the financial statements. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.
The number of theoretical shares allocated to non-executive director beneficiaries under the deferred share delivery scheme during the year 2009, corresponding to 20% of the total remuneration paid to each in 2008, and the accumulated theoretical shares, are set forth below:

		Accumulated
	Theoretical	theoretical
DIRECTORS	shares	shares

Tomás Alfaro Drake	5,645	9,707

Juan Carlos Álvarez Mezquíriz	9,543	33,511

Rafael Bermejo Blanco	11,683	15,989

Ramón Bustamante y de la Mora	8,661	32,648

José Antonio Fernández Rivero	9,663	24,115

Ignacio Ferrero Jordi	9,543	34,083

Román Knörr Borrás	8,335	27,838

Carlos Loring Martínez de Irujo	8,667	20,418

Enrique Medina Fernández	11,351	44,708

Susana Rodríguez Vidarte	6,854	20,450

Total	89,945	263,467

•	Severance payments
The Chairman of the board will be entitled to retire as an executive director at any time after his 65th birthday and the President & COO and the Company Secretary after their 62nd birthday. They will all be entitled to the maximum percentage established under their contracts for retirement pension, and vesting their right to the pension once they reach said ages will render the indemnity agreed under their contracts null and void.
The contracts of the Bank’s executive directors (Chairman & CEO, President & COO, and Company Secretary) recognise their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. Had this occurred during the year 2009, they would have received the following amounts: €93,705 thousand for the Chairman & CEO; €68,674 thousand for the President & COO, and €15,057 thousand for the Company Secretary.
In order to receive such compensation, directors must place their directorships at the disposal of the board, resign from any posts that they may hold as representatives of the Bank in other companies, and waive prior employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.
On standing down, they will be rendered unable to provide services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the board regulations.

55. DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES
As of December 31, 2008 pursuant to Article 127 third section of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July amending Securities Market Law 24/1988 of July 28, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

Number of
Surname (s) and First Name	Company	shares	Type of Ownership Interest

Alfaro Drake, Tomás	—	—	—

Alvarez Mezquiriz, Juan Carlos	—	—	—

Bermejo Blanco, Rafael	Banco Santander	7,400	Direct

	Banco Popular Español	14,180	Direct

Bustamante y de la Mora, Ramón	—	—	—

Fernández Rivero, José Antonio	—	—	—

Ferrero Jordi, Ignacio	Allianz	550	Indirect

Goirigolzarri Tellaeche, José Ignacio	—	—	—

González Rodríguez, Francisco	RBC Dexia Investors Services España, S.A.	76,040	Indirect

Knörr Borrás, Román	—	—	—

Loring Martínez de Irujo, Carlos	—	—	—

Maldonado Ramos, José	—	—	—

Medina Fernández, Enrique	—	—	—

Rodríguez Vidarte, Susana	—	—	—

56. OTHER INFORMATION
On March 15, 2002, the Bank of Spain initiated a proceeding against BBVA and 16 of its former directors and executives, as a result of the existence of funds (approximately €225 million) belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. BBVA notified the Bank of Spain of these matters on January 19, 2001.
On May 22, 2002, the Council of the Spanish Securities and Exchange Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.
The commencement of proceedings to determine an eventual criminal liability of the individuals involved in those events triggered the suspension of the above mentioned proceedings until a definitive criminal resolution was issued. These criminal proceedings finished by definitive court resolutions on 2007 without criminal liability for any person involved in them. The end of these criminal proceedings has allowed the re-opening of the proceedings: on 13 June, 2007 the Bank of Spain, and on 26 July 2007 the Spanish National Securities Market Commission (CNMV), notified the end of the proceeding development suspension.
On July 18, 2008, the board of the Bank of Spain sanctioned BBVA with a fine of one million euros for a serious breach as typified in article 5.p) of the “Ley de Disciplina e Intervención de las Entidades de Crédito” (Law regulating the conduct of financial entities) and also imposed various sanctions on the managers and executives responsible for such conduct none of whom are presently members of the Board of Directors, or hold executive office at BBVA.
On July 18, 2008, the Ministry of Economy and Finance sanctioned the entity with a fine of two million euros, as a result of the proceeding initiated by the Spanish Securities and Exchange Commission, for a very serious breach as typified in Article 99, ñ) of the “Ley del Mercado de Valores” (law regulating securities markets).
Both sanctions have been ratified by the Ministry of Economy and Finance when it decided on the appeals lodged against the administrative decisions.

57. SUBSEQUENT EVENTS
Between July 1, 2009 and the date of this filing Form 6-K, other events have taken place as follows:
•	On July 8, 2009, the BBVA Board of Directors approved the distribution, as the first gross interim dividend against 2009 results, of a dividend of €0.09 per issued and outstanding BBVA ordinary share. The dividend was paid on July 10, 2009, according to the regulations applicable to the depositary entities.

•	On August 21, 2009, BBVA Compass announced that it acquired the banking operations of Guaranty Bank based in Austin, Texas from the Federal Deposit Insurance Corporation (FDIC), effective immediately. BBVA Compass acquired $12.0 billion of assets and assumed $11.5 billion of deposits and entered into a loss sharing agreement with the FDIC that covers all of the acquired loans, where the FDIC will bear 80% of the first $2.3 billion of losses and 95% of the losses above that threshold. At the date of acquisition, Guaranty Bank operated 105 branches in Texas and 59 branches in California.

The acquisition results in BBVA Compass being the 15th largest U.S. commercial bank in terms of deposits with approximately $49 billion in deposits and operations in seven high growth markets in the Sunbelt: Texas, Alabama, Arizona, California, Florida, Colorado and New Mexico. This strategic acquisition significantly strengthens BBVA Compass’ existing presence in Texas, solidifying its ranking as the 4th largest bank in Texas based on its deposit market share, which increased from 4.9% to 6.4% as a result of the acquisition. The acquisition also extends BBVA Compass’ general banking business into the attractive, high growth California market.

•	On September 25, 2009, BBVA sold 948 fixed assets (mainly branch offices and various individual properties) to a third-party real estate investor. At the same time, BBVA signed a sale and leaseback long-term contract with such investor, which includes an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (in most cases, the termination date of each lease agreement). The price of sale was €1,154 million, generating capital gains of approximately €830 million.
•	On September 29, 2009, the BBVA Board of Directors approved the distribution, as the second gross interim dividend against 2009 results, of a dividend of €0.09 per issued and outstanding BBVA ordinary share. The dividend will be paid as of October 12, 2009, according to the regulations applicable to the depositary entities through which payment will be made.
•	On September 29, 2009, the BBVA Board of Directors agreed to appoint D. Ángel Cano Fernández as President and Chief Operating Officer, in substitution of D. José Ignacio Goirigolzarri Tellaeche who leaves the Board.
•	On September 30, 2009, BBVA issued bonds in an aggregate principal amount of €2,000 million mandatorily convertible into ordinary shares of BBVA on October 15, 2014. Before this date, the bonds are convertible into ordinary shares at BBVA’s option on the terms set forth in the corresponding prospectus, which was registered with the Spanish National Securities Market Commission on September 17, 2009.

APPENDIX I FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
UNAUDITED BALANCE SHEETS AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

	Millions of euros
ASSETS	June-09	December-08(*)

CASH AND BALANCES WITH CENTRAL BANKS	9,092	2,687

FINANCIAL ASSETS HELD FOR TRADING	57,095	59,987

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Debt securities	19,392	14,953

Other equity instruments	4,244	5,605

Trading derivatives	33,459	39,429

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—

Money market operations through counterparties	—	—

Debt securities	—	—

Other equity instruments	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	31,587	18,726

Debt securities	25,365	11,873

Other equity instruments	6,222	6,853

LOANS AND RECEIVABLES	264,385	272,114

Loans and advances to credit institutions	27,447	45,274

Loans and advances to other debtors	236,931	226,836

Debt securities	7	4

HELD-TO-MATURITY INVESTMENTS	5,099	5,282

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTESREST RATE RISK	—	—

HEDGING DERIVATIVES	3,263	3,047

NON-CURRENT ASSETS HELD FOR SALE	694	149

INVESTMENTS	21,251	21,668

Associates	492	452

Jointly controlled entities	4	4

Group entities	20,755	21,212

INSURANCE CONTRACTS LINKED TO PENSIONS	2,003	1,996

TANGIBLE ASSETS	1,513	1,895

Property, plants and equipment	1,503	1,884

For own use	1,503	1,884

Other assets leased out under an operating lease	—	—

Investment properties	10	11

INTANGIBLE ASSETS	197	166

Goodwill	—	—

Other intangible assets	197	166

TAX ASSETS	3,407	3,568

Current	353	320

Deferred	3,054	3,248

OTHER ASSETS	946	735

TOTAL ASSETS	400,532	392,020

(*)	Presented for comparison purposes only.

	Millions of euros
LIABILITIES AND EQUITY	June-09	December-08(*)

FINANCIAL LIABILITIES HELD FOR TRADING	36,531	40,538

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Trading derivatives	34,265	37,885

Short positions	2,266	2,653

Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Deposits from central banks	—	—

Deposits from credit institutions	—	—

Deposits from other creditors	—	—

Debt certificates	—	—

Subordinated liabilities	—	—

Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTISED COST	332,960	322,197

Deposits from central banks	23,979	13,697

Deposits from credit institutions	41,521	43,972

Deposits from other creditors	181,291	188,311

Debt certificates	68,665	58,837

Subordinated liabilities	13,472	13,332

Other financial liabilities	4,032	4,048

CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTESREST RATE RISK	—	—

HEDGING DERIVATIVES	1,133	824

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,931	7,071

Provisions for pensions and similar obligations	5,530	5,651

Provisions for taxes	—	—

Provisions for contingent exposures and commitments	328	387

Other provisions	1,073	1,033

TAX LIABILITIES	727	633

Current	—	—

Deferred	727	633

OTHER LIABILITIES	1,129	1,044

TOTAL LIABILITIES	379,411	372,307

(*) Presented for comparison purposes only.

	Millions of euros
LIABILITIES AND EQUITY (Continuation)	June-09	December-08(*)

STOCKHOLDER’S EQUITY	19,988	18,562

Capital	1,837	1,837

Issued	1,837	1,837

Unpaid and uncalled (-)	—	—

Share premium	12,453	12,770

Reserves	3,846	3,070

Other equity instruments	6	71

Equity component of compound financial instruments	—	—

Other	6	71

Less: Treasury shares	8	(143)

Income	1,838	2,835

Less: Dividends and remuneration	—	(1,878)

VALUATON ADJUSTMENTS	1,133	1,151

Available-for-sale financial assets	953	937

Cash flow hedges	158	141

Hedges of net investments in foreign operations	—	—

Exchange differences	22	73

Non-current liabilities held-for-sale	—	—

Other valuation adjustments	—	—

TOTAL EQUITY	21,121	19,713

TOTAL LIABILITIES AND EQUITY	400,532	392,020

	Millions of euros
	June-09	December-08(*)

CONTINGENT EXPOSURES	60,661	64,729

CONTINGENT COMMITMENTS	65,999	69,671

(*)	Presented for comparison purposes only.

UNAUDITED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Millions of euros
	June-09	June-08(*)

INTEREST AND SIMILAR INCOME	6,509	7,765

INTEREST EXPENSE AND SIMILAR CHARGES	(3,505)	(6,045)

NET INTEREST INCOME	3,004	1,720

INCOME FROM EQUITY INSTRUMENTS	667	2,015

FEE AND COMMISSION INCOME	979	1,029

FEE AND COMMISSION EXPENSES	(152)	(177)

GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	45	479

Held for trading	(105)	66

Other financial instruments at fair value through profit or loss	—	—

Other financial instruments not at fair value through profit or loss	150	413

Other	—	—

EXCHANGE DIFFERENCES (NET)	114	48

OTHER OPERATING INCOME	31	45

OTHER OPERATING EXPENSES	(46)	(47)

GROSS INCOME	4,642	5,112

ADMINISTRATIVE EXPENSES	(1,630)	(1,682)

Personnel expenses	(1,090)	(1,146)

Other administrative expenses	(540)	(536)

AMORTISATION	(120)	(105)

PROVISION EXPENSE (NET)	(72)	(496)

IMPAIRMENT LOSSES (NET)	(569)	(412)

Loans and receivables	(511)	(400)

Other financial instruments not at fair value through profit or loss	(58)	(12)

NET OPERATING INCOME	2,251	2,417

IMPAIRMENT LOSSES OF OTHER ASSETS (NET)	(29)	(3)

Goodwill and other intangible asset	—	—

Other assets	(29)	(3)

GAINS (LOSSES) IN WRITTEN OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	—

NEGATIVE GOODWILL	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	77	729

INCOME BEFORE TAX	2,301	3,143

TAX EXPENSE (INCOME)	(463)	(397)

INCOME FROM CONTINUED OPERATIONS	1,838	2,746

INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—

INCOME FOR THE PERIOD	1,838	2,746

(*)	Presented for comparison purposes only.

UNAUDITED CHANGES IN TOTAL EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Millions of euros
	Total equity
	Stockholder’s equity
					Less:	Profit	Less: dividend	Total
	Share	Share		Other equity	Treasury	for the	and	Stockholder’s	Valuation	Total
	Capital	premium	Reserves	instruments	shares	period	remunerations	equity	adjstments	equity

Balances at January 1, 2009	1,837	12,770	3,070	71	143	2,835	1,878	18,562	1,151	19,713
Effects of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	3,070	71	143	2,835	1,878	18,562	1,151	19,713
Total income/expense recognized	—	—	—	—	—	1,838	—	1,838	(18)	1,820
Other changes in equity	—	(317)	776	(65)	(151)	(2,835)	(1,878)	(412)	—	(412)
Increased of capital	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	2	—	—	—	2	—	2
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	—	—	—
Transactions including treasury shares and other equity instruments (net)	—	—	(151)	—	(151)	—	—	—	—	—
Transfers between total equity entries	—	—	989	(32)	—	(2,835)	(1,878)	—	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	(317)	—	(63)	—	—	—	(380)	—	(380)
Rest of increase/reductions in total equity	—	—	(62)	28	—	—	—	(34)	—	(34)

Balance at June 30, 2009	1,837	12,453	3,846	6	(8)	1,838	—	19,988	1,133	21,121

(*)	Presented for comparison purposes only.

	Millions of euros
	Total equity
	Stockholder’s equity
		Share premium,	Other	Less:
		reserves and	equity	Treasury	Profit for the	Valuation
	Share Capital	dividends	instruments	shares	period	adjstments	Total equity

Balance at January 1, 2008	1,837	13,348	49	(129)	3,612	2,888	21,605
Effects of changes in accounting policies	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—
Adjusted initial balance	1,837	13,348	49	(129)	3,612	2,888	21,605
Total income/expense recognized	—	—	—	—	2,746	(2,116)	630
Other changes in equity	—	1,895	10	(10)	(3,612)	—	(1,717)
Increased of capital	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	10	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial instruments	—	—	—	—	—	—	—
Dividend distribution	—	1,053	—	—	(2,717)	—	(1,664)
Transactions including treasury shares and other equity instruments (net)	—	(53)	—	(10)	—	—	(63)
Transfers between total equity entries	—	895	—	—	(895)	—	—
Increase/Reduction in business combinations	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—
Rest of increase/reductions in total equity	—	—	—	—	—	—	—

Balance at June 30, 2008	1,837	15,243	59	(139)	2,746	772	20,518

(*)	Presented for comparison purposes only.

UNAUDITED CHANGES IN TOTAL EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Millions of euros
CHANGES IN TOTAL EQUITY	June-09	June-08(*)

INCOME FOR THE PERIOD	1,838	2,746

OTHER RECOGNIZED INCOME (EXPENSES)	(18)	(2,116)

Available-for-sale financial assets	98	(2,568)

Revaluation gains/losses	107	(1,756)

Amounts transferred to income statement	(9)	(812)

Reclassifications	—	—

Cash flow hedges	25	(91)

Revaluation gains/losses	27	(102)

Amounts transferred to income statement	(2)	11

Amounts transferred to the initial carrying amount of the hedged items	—	—

Reclassifications	—	—

Hedges of net investment in foreign operations	—	—

Revaluation gains/losses	—	—

Amounts transferred to income statement	—	—

Reclassifications	—	—

Exchange differences	(72)	(16)

Revaluation gains/losses	(72)	(9)

Amounts transferred to income statement	—	(7)

Reclassifications	—	—

Non-current assets held for sale	—	—

Revaluation gains/losses	—	—

Amounts transferred to income statement	—	—

Reclassifications	—	—

Actuarial gains and losses in post-employment plans	—	—

Rest of recognized income and expenses	—	—

Income tax	(69)	559

TOTAL INCOME AND EXPENSES FOR THE PERIOD	1,820	630

(*)	Presented for comparison purposes only.

UNAUDITED CASH FLOW STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Millions of euros
	June-09	June-08(*)

CASH FLOW FROM OPERATING ACTIVITIES (1)	7,664	(8,516)

Profit for the year	1,838	2,746

Adjustments to obtain the cash flow from operating activities:	478	(2,931)

Amortisation	119	105

Other adjustments	359	(3,036)

Net increase/decrease in operating assets	1,871	17,127

Financial assets held for traiding	(2,891)	2,535

Other financial assets at fair value through profit or loss	—	—

Available-for-sale financial assets	12,861	(2,971)

Loans and receivables	(7,730)	17,310

Other operating assets	(369)	253

Net increase/decrease in operating liabilities	6,756	8,399

Financial liabilities	(4,006)	3,950

Other financial liabilities at fair value through profit or loss	—	—

Financial liabilities measured at amortised cost	11,248	3,926

Other operating liabilities	(486)	523

Collection/Payments for income tax	463	397

CASH FLOWS FROM INVESTING ACTIVITIES (2)	(330)	806

Investment	629	232

Tangible assets	174	143

Intangible assets	57	32

Investments	197	7

Subsidiaries and other business units	—	—

Non-current assets held for sale and associated liabilities	201	50

Held-to-maturity investments	—	—

Other payments related to investing activities	—	—

Divestments	299	1,038

Tangible assets	—	4

Intangible assets	—	—

Investments	2	—

Subsidiaries and other business units	—	—

Non-current assets held for sale and associated liabilities	157	897

	Millions of euros
	June-09	June-08(*)

Held-to-maturity investments	140	137

Other collections related to investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES (3)	(932)	(1,825)

Investment	2,695	6,784

Dividends	626	1,608

Subordinated liabilities	—	—

Amortisation of own equity instruments	—	—

Acquisition of own equity instruments	2,069	4,847

Other items relating to financing activities	—	329

Divestments	1,763	4,959

Subordinated liabilities	—	175

Issuance of own equity instruments	—	—

Disposal of own equity instruments	1,617	4,784

Other items relating to financing activities	146	—

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	3	4

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	6,405	(9,531)

CASH OR CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,687	12,216

CASH OR CASH EQUIVALENTS AT END OF PERIOD	9,092	2,685

COMPONENTS OF CASH AND EQUIVALENT AT END OF PERIOD	June-09	June-08(*)

Cash	538	560

Balance of cash equivalent in central banks	8,553	2,126

Other financial assets	—	—

Less:bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF PERIOD	9,091	2,686

(*)	Presented for comparison purposes only.

APPENDIX II
ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES
COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities		the Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	301,042	170,130	54,103	96,892	19,135
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	241,101	418,243	58,414	304,389	55,440
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	—	100.00	100.00	2,517	4,399	1,854	1,032	1,513
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	36,648	60,054	19,281	30,038	10,735
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	10,249	5,654	3,566	1,029
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	120,005	4,293	110,134	5,578
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	—	51.00	615	1,065	451	1,298	(684)
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES	50.00	—	50.00	5,000	1,214,333	1,185,122	23,397	5,814
ANIDA CARTERA SINGULAR, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	—	3,112	2,868	260	(16)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	112,477	246,434	84,910	165,943	(4,419)
ANIDA DESARROLLOS SINGULARES, S.L.	SPAIN	REAL ESTATE INSTR.	—	100.00	100.00	—	1,203,423	1,357,404	(16,234)	(137,747)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE INSTR.	—	100.00	100.00	4,099	19,678	15,382	4,336	(40)
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	686,244	108,988	572,941	4,315
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	91,316	75,222	70	75,566	(414)
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.	SPAIN	REAL ESTATE INSTR.	—	100.00	100.00	3	42,194	44,432	3	(2,241)
ANIDA OPERACIONES SINGULARES, S.L.	SPAIN	REAL ESTATE INSTR.	—	100.00	100.00	3	2,134,508	2,265,422	(2,183)	(128,731)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE INSTR.	—	100.00	100.00	74,725	109,764	35,038	74,651	75
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE INSTR.	—	100.00	100.00	339	899	561	831	(493)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,525	3,507	1,815	1,544	148
APLICA SOLUCIONES GLOBALES, S.L.	SPAIN	SERVICES	94.98	5.02	100.00	60	63,406	64,561	810	(1,965)
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.	MEXICO	SERVICES	100.00	—	100.00	4	43,936	37,823	711	5,402
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	750	129,765	128,939	807	19
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	32,962	116	32,803	43
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	663,202	669,046	5,845	650,840	12,361
ATREA HOMES IN SPAIN LTD	UNITED KINGDOM	NO ACTIVITY	—	100.00	100.00	—	11	351	(340)	—
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	6,054	6,082	29	5,662	391

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities		the Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	7,209	57,148	48,604	9,373	(829)
BAHIA SUR RESORT, S.C.	SPAIN	NO ACTIVITY	99.95	—	99.95	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,259,059	1,090,521	153,634	14,904
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	7,044,069	6,791,571	243,559	8,939
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.18	68.18	419,253	8,986,232	8,370,811	565,946	49,475
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	PUERTO RICO	BANKING	—	100.00	100.00	98,163	4,084,410	3,719,698	364,689	23
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	574,282	531,891	41,827	564
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	531,965	7,200,800	6,623,099	452,114	125,587
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.82	99.82	15,152	33,239	490	32,523	226
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,631,916	1,561,908	52,989	17,019
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,220	284,714	27,379	232,252	25,083
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,812	17,587	388	17,058	141
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	27,353	344,629	316,908	22,477	5,244
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	151,606	10,556,328	9,508,843	812,332	235,153
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,844	615	(1,232)	1,878	(31)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	4,958	6,598	1,640	4,087	871
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	36	26	(10)	38	(2)
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	19,817	73,389	53,573	13,982	5,834
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,328	890,176	56,339	833,057	780
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	16,127	10,139	6,014	(26)
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100,00	100,00	24.194	25.636	1.441	21.851	2.344
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERV.	—	98,60	98,60	18.020	18.719	443	17.065	1.211
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERV.	17,00	83,00	100,00	11.436	209.521	124.202	67.645	17.674
BBVA AutoRenting SPA	ITALY	SERVICES	—	100,00	100,00	67.785	231.457	201.283	29.687	487
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100,00	100,00	64.200	4.919.447	4.847.268	72.277	(98)
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45,65	30,36	76,01	39.322	4.281.122	3.866.317	384.866	29.939
BBVA BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	1	1	—	1	—
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100,00	100,00	43.399	38.820	(4.429)	39.720	3.529
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	99,99	99,99	16.639	49.388	32.746	9.549	7.093
BBVA BANCOMER HOLDINGS CORPORATION	UNITED STATES	PORTFOLIO	—	100,00	100,00	10.403	10.404	—	9.641	763
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	118.781	253.100	134.317	112.166	6.617
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	1.477	8.164	6.688	985	491

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities		the Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	—	100,00	100,00	514.830	537.332	22.504	469.649	45.179
BBVA BANCOMER USA	UNITED STATES	BANKING	—	100,00	100,00	6.936	98.575	91.638	10.047	(3.110)
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100,00	100,00	4.957.124	60.748.283	55.789.524	4.445.630	513.129
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRAZIL	BANKING	100,00	—	100,00	16.166	35.669	4.631	30.649	389
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERV.	99,94	0,06	100,00	297	29.193	5.685	20.559	2.949
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100,00	—	100,00	60	2.990.930	2.990.699	222	9
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100,00	—	100,00	—	1.170.850	1.169.179	1.654	17
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL COMP.	100,00	—	100,00	118.447	115.538	137	111.541	3.860
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76,20	19,23	95,43	263.429	6.989.010	6.394.272	529.007	65.731
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERV.	—	100,00	100,00	(535)	231	766	(336)	(199)
BBVA COMPASS CONSULTING & BENEFITS, INC	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	12.125	12.367	243	11.922	202
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES	87,78	12,22	100,00	6.442	40.333	22.722	14.839	2.772
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERV.	—	100,00	100,00	400	395	25	392	(22)
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100,00	100,00	2.227	2.255	179	2.148	(72)
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERV.	—	100,00	100,00	28.560	29.916	1.354	26.559	2.003
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100,00	100,00	32.434	265.617	233.185	27.121	5.311
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100,00	—	100,00	2.186	9.412	4.889	4.153	370
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100,00	—	100,00	30.879	35.554	—	35.217	337
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERV.	—	100,00	100,00	4.055	14.503	10.448	3.354	701
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	99,99	99,99	11.153	13.493	2.324	9.097	2.072
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100,00	100,00	3.324	24.174	12.954	11.203	17
BBVA FINANCE SPA.	ITALY	FINANCIAL SERV.	100,00	—	100,00	4.648	5.474	70	5.334	70
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100,00	100,00	105.799	105.842	42	99.309	6.491
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERV.	50,00	50,00	100,00	41.465	364.499	344.862	18.115	1.522
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERV.	—	100,00	100,00	998	6.460	772	4.954	734
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100,00	100,00	998	7.281	638	6.314	329
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100,00	—	100,00	—	537.134	533.571	3.554	9
BBVA GLOBAL MARKETS RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99,99	0,01	100,00	501	4.425	2.227	2.087	111
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78,52	21,43	99,95	36.879	89.055	27.927	53.616	7.512
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE INSTR.	—	68,11	68,11	4.024	23.624	17.716	6.583	(675)
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100,00	—	100,00	1.205	2.512	240	2.185	87
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100,00	100,00	43.626	442.028	403.520	36.402	2.106

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities		the Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100,00	—	100,00	2.769.952	2.111.020	16	2.111.049	(45)
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100,00	—	100,00	1	504.466	501.900	2.519	47
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100,00	—	100,00	60	1.997.031	1.996.753	226	52
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERV.	61,22	38,78	100,00	580.584	862.908	7.187	792.137	63.584
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	11.553	12.961	1.406	10.706	849
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100,00	—	100,00	180.381	1.733.493	1.401.158	322.089	10.246
BBVA LEASIMO — SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100,00	100,00	11.576	38.304	27.795	10.333	176
BBVA LEASING S.A. COMPAÑÍA DE FINANCIAMIENTO COMERCIAL (COLOMBIA)	COLOMBIA	FINANCIAL SERV.	—	100,00	100,00	17.628	89.397	71.700	16.610	1.087
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36,00	64,00	100,00	255.843	1.500.787	86.913	1.408.179	5.695
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERV.	—	100,00	100,00	60	124.233	115.716	6.060	2.457
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100,00	—	100,00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100,00	—	100,00	22.598	670.155	612.299	44.864	12.992
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92,69	7,31	100,00	273.365	347.595	3.397	342.426	1.772
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99,98	0,02	100,00	3.907	27.923	5.129	20.141	2.653
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100,00	—	100,00	12.922	70.486	37.450	25.939	7.097
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80,00	20,00	100,00	1	508	10	504	(6)
BBVA PRIVANZA (JERSEY), LTD.	JERSEY	NO ACTIVITY	—	100,00	100,00	20.610	22.815	2	24.240	(1.427)
BBVA PROPIEDAD F.I.I.	SPAIN	OTHER INVEST. COMP	—	95,67	95,67	1.522.719	1.587.374	71.943	1.574.913	(59.482)
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100,00	—	100,00	255.804	98.618	7	98.631	(20)
BBVA RE LIMITED	IRELAND	INSURANCES	—	100,00	100,00	656	58.122	37.781	17.714	2.627
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100,00	100,00	20.976	789.357	693.034	93.802	2.521
BBVA RENTING, SPA	ITALY	SERVICES	—	100,00	100,00	8.925	40.946	32.974	8.277	(305)
BBVA SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99,86	0,14	100,00	13.327	50.078	32.181	18.292	(395)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	30.267	24.723	3.418	21.124	181
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100,00	—	100,00	4.726	6.121	680	5.238	203
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES	94,00	6,00	100,00	9.259	33.965	22.171	11.189	605
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES	94,00	6,00	100,00	13.242	215.244	182.138	30.849	2.257
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES	—	100,00	100,00	32.029	392.863	360.833	28.883	3.147
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERV.	—	100,00	100,00	177	3.580	555	2.660	365

			%of Voting Rights				Thousands of Euros (*)
			controlled by the Bank					Investee Data
										Profit
										(Loss) for
						Net		Liabilities as		the Period
						Carrying	Assets as of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES	94,30	5,65	99,95	414.658	11.675.661	10.785.212	743.532	146.917
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100,00	—	100,00	60	12.644.857	12.644.605	283	(31)
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100,00	100,00	354	16.222	5.418	8.535	2.269
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERV.	—	97,49	97,49	10.987	52.708	41.436	11.012	260
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100,00	0,00	100,00	130	3.986.213	3.985.881	233	99
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39,72	60,28	100,00	55.795	1.128.113	828.940	289.789	9.384
BBVA TRADE, S.A.	SPAIN	PORTFOLIO	—	100,00	100,00	6.379	19.191	11.051	8.123	17
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100,00	—	100,00	132	1.416.004	1.415.869	176	(41)
BBVA USA BANCSHARES, INC	UNITED STATES	PORTFOLIO	100,00	—	100,00	9.425.622	9.048.056	8.470	8.965.899	73.687
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES	—	100,00	100,00	3.456	4.610	1.109	2.759	742
BBVA(SUIZA) S.A. OFICINA DE REPRESENTACION	URUGUAY	FINANCIAL SERV.	—	100,00	100,00	10	1.461	1.451	18	(8)
BCL INTERNATIONAL FINANCE. LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100,00	—	100,00	—	102.396	102.396	4	(4)
BIBJ MANAGEMENT, LTD.	JERSEY	NO ACTIVITY	—	100,00	100,00	—	—	—	—	—
BIBJ NOMINEES, LTD.	JERSEY	NO ACTIVITY	—	100,00	100,00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100,00	100,00	756.000	522.499	164	472.935	49.400
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89,00	11,00	100,00	34.771	225.806	13.260	207.340	5.206
BLUE INDICO INVESTMENTS, S.L.	SPAIN	PORTFOLIO	99,99	0,01	100,00	18.221	50.994	20	50.934	40
BROOKLINE INVESTMENTS,S.L.	SPAIN	PORTFOLIO	100,00	—	100,00	33.969	32.395	531	31.871	(7)
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100,00	100,00	13.141	15.333	2.190	14.295	(1.152)
CANAL COMPANY, LTD.	JERSEY	NO ACTIVITY	—	100,00	100,00	29	877	—	877	—
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	19.433	20.872	1.440	19.122	310
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100,00	—	100,00	60.541	222.324	61.926	172.597	(12.199)
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100,00	100,00	34.702	80.619	45.916	24.787	9.916
CASA de CAMBIO MULTIDIVISAS, SA DE CV	MEXICO	NO ACTIVITY	—	100,00	100,00	151	152	—	151	1
CENTRAL BANK OF THE SOUTH	UNITED STATES	BANKING	—	100,00	100,00	1.151	3.639	2.487	1.159	(7)
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	NO ACTIVITY	—	100,00	100,00	108	177	2	175	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100,00	100,00	11.602	11.925	118	11.799	8

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net		Liabilities as		the Period
						Carrying	Assets as of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100,00	100,00	4.754	826.727	108	693.251	133.368
CIERVANA, S.L.	SPAIN	PORTFOLIO	100,00	—	100,00	53.164	70.011	2.802	66.788	421
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERV.	—	99,99	99,99	(126)	333	459	131	(257)
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	99,98	99,98	98	444	318	95	31
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100,00	—	100,00	232.976	173.294	2.327	171.000	(33)
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	340.021	340.022	—	335.780	4.242
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	2.956	2.957	1	2.956	—
COMPASS BANCSHARES, INC.	UNITED STATES	PORTFOLIO	—	100,00	100,00	9.032.585	9.840.841	808.256	8.958.438	74.147
COMPASS BANK	UNITED STATES	BANKING	—	100,00	100,00	9.467.272	44.589.393	35.122.118	9.384.414	82.861
COMPASS BROKERAGE, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	23.611	24.942	1.332	22.503	1.107
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	5.155.006	5.155.006	(1)	5.083.289	71.718
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	NO ACTIVITY	—	100,00	100,00	1	1	—	1	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	6.426	50.941	44.513	6.413	15
COMPASS GP,INC.	UNITED STATES	PORTFOLIO	—	100,00	100,00	32.242	40.732	8.490	31.943	299
COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	121.494	131.844	10.350	117.045	4.449
COMPASS INVESTMENTS, INC.	UNITED STATES	NO ACTIVITY	—	100,00	100,00	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	PORTFOLIO	—	100,00	100,00	4.459.561	4.459.791	230	4.400.504	59.057
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	54.931	56.764	1.833	54.911	20
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	1.813.229	1.814.207	976	1.801.193	12.038
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	25	25	—	25	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100,00	100,00	2.654	2.702	47	2.655	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100,00	100,00	3.652.411	3.653.804	1.392	3.597.815	54.597
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	NO ACTIVITY	—	100,00	100,00	1.601	1.618	16	1.603	(1)
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	25	25	—	25	—
COMPASS TRUST II	UNITED STATES	NO ACTIVITY	—	100,00	100,00	—	1	—	1	—

				%of Voting Rights		Thousands of Euros (*)
				controlled by the Bank			Investee Data
										Profit
										(Loss) for
						Net		Liabilities as		the Period
						Carrying	Assets as of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

COMPASS TRUST IV	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	8	495.435	495.427	7	1
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	NO ACTIVITY	—	100,00	100,00	1	1	—	1	—
COMUNIDAD FINANCIERA ÍNDICO, S.L.	SPAIN	SERVICES	—	100,00	100,00	349	322	33	369	(80)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46,11	53,89	100,00	50.068	51.132	6.952	44.806	(626)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES	87,50	12,50	100,00	32.407	172.070	138.237	31.972	1.861
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCES	33,79	66,21	100,00	43.373	561.370	495.863	57.954	7.553
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100,00	100,00	1.772	3.538	1.766	1.952	(180)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.	PERU	SECURITIES	—	100,00	100,00	2.659	6.023	3.363	2.318	342
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERV.	—	100,00	100,00	—	179.957	179.957	—	—
CONTINENTAL S.A. SOCIEDAD .ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100,00	100,00	5.756	6.580	824	5.636	120
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	FINANCIAL SERV.	—	100,00	100,00	394	469	77	387	5
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	1.673	6.971	5.299	1.322	350
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100,00	100,00	138.508	165.492	2.697	162.122	673
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100,00	—	100,00	452.431	1.499.918	5.214	1.420.370	74.334
CORPORACION INDUSTRIAL Y DE SERVICIOS, S	SPAIN	PORTFOLIO	—	100,00	100,00	1.251	6.322	1.536	4.998	(212)
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE INSTR.	—	100,00	100,00	16	16	—	18	(2)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72,50	72,50	40.224	74.787	17.658	57.211	(82)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	1.375	1.383	8	1.347	28
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100,00	100,00	14.122	17.593	1.544	15.997	52
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100,00	—	100,00	28.421	1.076	1.841	1.957	(2.722)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98,93	98,93	5.642	7.333	1.983	5.326	24
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70,00	70,00	167	491	336	153	2
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100,00	—	100,00	1.500	3.878	1.563	2.337	(22)
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	NO ACTIVITY	—	100,00	100,00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100,00	—	100,00	—	621	601	3.025	(3.005)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51,00	51,00	31	31	—	31	—

				%of Voting Rights		Thousands of Euros (*)
				controlled by the Bank			Investee Data
										Profit
										(Loss) for
						Net		Liabilities as		the Period
						Carrying	Assets as of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERV.	87,50	—	87,50	1.974	15.697	2.541	10.262	2.894
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	—	100,00	100,00	9.121	8.691	8	9.112	(429)
FIDEIC. Nº.711, EN BANCO INVEX, S.A. INSTITUCION DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO ANTES(FIDEICOMISO INVEX 1[a] EMISION)	MEXICO	FINANCIAL SERV.	—	100,00	100,00	—	121.537	117.686	2.839	1.012
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERV.	—	100,00	100,00	1.389	1.389	—	1.367	22
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100,00	100,00	22.814	23.479	665	21.447	1.367
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	FINANCIAL SERV.	—	100,00	100,00	2	2	—	2	—
FIDEICOMISO BBVA BANCOMER SERVICIOS Nº F/47433-8, S.A.	MEXICO	FINANCIAL SERV.	—	100,00	100,00	32.113	56.507	24.393	33.640	(1.526)
FIDEICOMISO N.847 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 4 EMISION)	MEXICO	FINANCIAL SERV.	—	100,00	100,00	26	292.018	294.252	(4.383)	2.149
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERV.	—	100,00	100,00	2.399	2.585	190	2.395	—
FIDEICOMISO Nº.752 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO(FIDEIC.INVEX 2[a] EMISION)	MEXICO	FINANCIAL SERV.	—	100,00	100,00	—	55.208	53.804	966	438
FIDEICOMISO Nº.781en BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 3ra EMISION)	MEXICO	FINANCIAL SERV.	—	100,00	100,00	—	297.290	298.285	(9.530)	8.535
FIDEICOMISO SOCIO LIQUIDADOR DE OP.FINANC.DERIVADAS	MEXICO	FINANCIAL SERV.	—	100,00	100,00	14.682	15.070	387	14.176	507
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	NO ACTIVITY	100,00	—	100,00	51	37	—	37	—
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERV.	—	100,00	100,00	4.900	5.521	620	4.785	116
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85,85	14,15	100,00	4.522	6.835	1	6.810	24
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	—	100,00	100,00	13.561	602.026	613.874	8.282	(20.130)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100,00	100,00	96.201	7.082.364	6.948.477	194.457	(60.570)
FRANCES ADMINISTRADORA DE INVERSIONES, S.A.	ARGENTINA	FINANCIAL SERV.	—	100,00	100,00	5.759	8.805	3.047	5.335	423

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net		Liabilities as		the Period
						Carrying	Assets as of	of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100,00	100,00	1.369	2.342	974	1.734	(366)
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	292	829	539	196	94
GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100,00	100,00	(112)	7.052	7.164	(275)	163
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSIONS	60,00	—	60,00	8.830	24.823	2.603	20.873	1.347
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100,00	100,00	150	3.353	1.055	1.887	411
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100,00	100,00	947	2.915	1.549	1.303	63
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100,00	—	100,00	110.115	480.239	407.673	82.803	(10.237)
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90,00	90,00	—	239	108	141	(10)
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100,00	100,00	4.500	4.713	—	4.687	26
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE	MEXICO	FINANCIAL SERV.	48,97	51,00	99,97	6.018.136	6.566.181	841	5.894.881	670.459
HIPOTECARIA NACIONAL MEXICANA INCORPORAT	UNITED STATES	REAL ESTATE INSTR.	—	100,00	100,00	179	272	104	206	(38)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100,00	100,00	137.314	225.926	66.258	154.773	4.895
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50,00	—	50,00	123.678	564.233	7	442.903	121.323
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	100,00	100,00	3.618	4.483	—	4.470	13
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	7.482	7.967	485	7.571	(89)
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100,00	100,00	953.807	953.844	37	948.851	4.956
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	—	100,00	100,00	952.407	952.438	31	947.529	4.878
HYDROX HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100,00	100,00	—	—	—	—	—
IBERDROLA SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	84,00	84,00	7.290	9.665	87	9.567	11

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities		the Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

IBERNEGOCIO DE TRADE (before IBERTRADE, LTD.)	SPAIN	SERVICES	—	100,00	100,00	1.586	1.688	105	1.587	(4)
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	—	100,00	100,00	48.715	105.962	83.936	22.468	(442)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	99,99	99,99	—	—	—	—	—
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE INSTR.	—	100,00	100,00	3.657	3.838	1	3.810	27
INMUEBLES Y RECUPERACION.CONTINENTAL,S.A	PERU	REAL ESTATE INSTR.	—	100,00	100,00	892	4.479	3.586	287	606
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100,00	—	100,00	474	522	4	516	2
INVERSIONES ALDAMA, C.A.	VENEZUELA	NO ACTIVITY	—	100,00	100,00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	PORTFOLIO	48,00	—	48,00	11.390	29.708	1.008	23.456	5.244
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERV.	100,00	—	100,00	1.307	1.311	135	900	276
INVERSIONES P.H.R.4, C.A.	VENEZUELA	NO ACTIVITY	—	60,46	60,46	—	49	—	49	—
INVERSIONES T, C.A.	VENEZUELA	NO ACTIVITY	—	100,00	100,00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99,96	99,96	2.156	40.766	503	36.314	3.949
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	100,00	100,00	10.016	10.836	513	9.986	337
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	100,00	100,00	—	11.238	19.306	(7.687)	(381)
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85,00	85,00	255	501	162	338	1
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	842.094	844.786	2.694	837.715	4.377
MARINA LLAR, S.L.	SPAIN	REAL ESTATE	—	100,00	100,00	19.071	53.557	39.970	19.071	(5.484)
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100,00	—	100,00	2.869	7.561	5.786	1.838	(63)
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO ACTIVITY	—	100,00	100,00	779	1.388	205	1.197	(14)
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	—	100,00	100,00	3.671	3.710	51	3.729	(70)
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	65,77	65,77	14.724	34.877	17.820	17.057	—
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100,00	100,00	9.793	18.795	8.923	9.774	98
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	100,00	100,00	20.000	56.734	36.956	19.781	(3)
MONTEALIAGA, S.A.	SPAIN	REAL ESTATE	—	100,00	100,00	21.154	97.490	69.808	27.702	(20)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	51	719	666	35	18
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	135	1.565	1.430	18	117
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	9.843	20.581	9.635	9.697	1.249
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100,00	100,00	67	233	137	98	(2)
OCCIVAL, S.A.	SPAIN	NO ACTIVITY	100,00	—	100,00	8.211	10.011	145	9.818	48
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE INSTR.	—	100,00	100,00	53.235	56.791	3.558	50.939	2.294
OPPLUS OPERACIONES Y SERVICIOS, S.A. (before STURGES)	SPAIN	SERVICES	100,00	—	100,00	1.067	15.702	11.728	2.920	1.054

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities		the Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

OPPLUS S.A.C	PERU	SERVICES	—	100,00	100,00	196	1.260	1.007	181	72
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO ACTIVITY	—	100,00	100,00	6.458	7.964	421	6.683	860
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES	—	100,00	100,00	75.262	1.639.546	1.564.285	42.938	32.323
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	—	54,99	54,99	1	—	—	—	—
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	488.174	506.245	18.072	479.921	8.252
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	29.163	29.174	11	29.584	(421)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	8.717	8.902	185	8.845	(128)
PI HOLDINGS NO. 4, INC.	UNITED STATES	NO ACTIVITY	—	100,00	100,00	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	1.830	2.198	367	2.129	(298)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100,00	100,00	375	620	245	345	30
PRESTACIONES ADMINISTRATIVAS LIMITADA — PROEX LIMITADA	CHILE	FINANCIAL SERV.	—	100,00	100,00	(74)	617	773	3	(159)
PREVENTIS, S.A.	MEXICO	INSURANCES	—	90,27	90,27	5.755	12.645	6.359	4.109	2.177
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	PORTFOLIO	100,00	—	100,00	1.522	12.740	10.939	1.930	(129)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100,00	—	100,00	139	125	—	125	—
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58,50	58,50	254	430	2	426	2
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58,86	58,86	—	—	—	—	—
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100,00	100,00	34.501	34.339	4	27.872	6.463
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERV.	—	90,00	90,00	2.559	10.976	7.409	3.523	44
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100,00	100,00	1.970	2.026	174	1.706	146
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100,00	100,00	542	2.441	1.856	515	70

			%of Voting Rights			Thousands of Euros (*)
			controlled by the Bank				Investee Data
										Profit
										(Loss) for
						Net		Liabilities		the Period
						Carrying	Assets as of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

PROXIMA ALFA INVESTMENTS (IRELAND) LIMITED	IRELAND	FINANCIAL SERV.	—	100,00	100,00	125	403	51	353	(1)
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	FINANCIAL SERV.	—	51,00	51,00	—	1.330	1.560	158	(388)
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	—	17.231	27.708	(8.848)	(1.629)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	PORTFOLIO	—	100,00	100,00	—	4	4	—	—
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	PORTFOLIO	—	100,00	100,00	2.472	2.507	—	2.507	—
PROXIMA ALFA INVESTMENTS, SGIIC, S.A.	SPAIN	FINANCIAL SERV.	100,00	—	100,00	16.785	10.367	3.129	11.144	(3.906)
PROXIMA ALFA MANAGING MEMBER LLC	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	2	1	1	—	—
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100,00	100,00	2.292	1.922	269	1.652	1
PROYECTO MUNDO AGUILON, S.L	SPAIN	REAL ESTATE	—	100,00	100,00	9.317	24.538	1.967	23.002	(431)
PROYECTOS EMPRESARIALES CAPITAL RIESGO I, S.C.R, SIMP. S.A.	SPAIN	VENTURE CAPITAL	100,00	—	100,00	138.522	136.803	877	132.114	3.812
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. D	SPAIN	PORTFOLIO	—	100,00	100,00	3.148	6.503	3.255	3.297	(49)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE	MEXICO	REAL ESTATE	—	100,00	100,00	9.053	10.814	2.164	8.782	(132)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE INSTR.	—	100,00	100,00	15.025	15.749	724	14.730	295
RIVER OAKS TRUST CORPORATION	UNITED STATES	NO ACTIVITY	—	100,00	100,00	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	221	7.340	7.120	207	13
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOT	SPAIN	FINANCIAL SERV.	77,20	—	77,20	138	213	67	146	—
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	—	100,00	100,00	3.416	3.656	137	3.519	—
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES	24,99	75,01	100,00	281.821	1.842.151	1.667.576	111.021	63.554
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES	—	100,00	100,00	26.256	50.224	23.960	14.320	11.944
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE	MEXICO	SERVICES	—	100,00	100,00	(716)	1.519	2.245	95	(821)
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	690	3.235	2.545	453	237
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100,00	100,00	2.754	5.443	2.690	2.392	361
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100,00	100,00	103	9.977	9.919	502	(444)
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	SERVICES	—	63,52	63,52	—	102	18	95	(11)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	COMERCIAL	100,00	—	100,00	114.518	195.684	1.124	194.467	93
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100,00	100,00	1.589	1.744	33	1.739	(28)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	504	674	170	700	(196)
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100,00	—	100,00	21.923	38.299	17.043	21.788	(532)
ST. JOHNS INVESTMENTS MANAGMENT CO.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	3.547	3.661	114	3.600	(53)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	333	10.944	10.612	325	7
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	220	7.304	7.084	215	5

			%of Voting Rights				Thousands of Euros (*)
			controlled by the Bank					Investee Data
										Profit
										(Loss) for
						Net	Assets as	Liabilities		the Period
						Carrying	of	as of	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	Amount	30.06.09	30.06.09	30.06.09	30.06.09

STAVIS MARGOLIS ADVISORY SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	20.212	20.634	422	20.041	171
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	834.486	835.001	516	829.456	5.029
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	1.096	36.518	35.422	1.072	24
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	552	18.364	17.813	539	12
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE INSTR.	—	100,00	100,00	2.886	3.256	—	3.238	18
TRANSITORY CO	PANAMA	REAL ESTATE INSTR.	—	100,00	100,00	147	1.741	1.593	148	—
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	454.658	454.736	79	455.463	(806)
TWOENC, INC	UNITED STATES	FINANCIAL SERV.	—	100,00	100,00	(1.101)	1.056	2.158	(1.101)	(1)
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99,98	99,98	—	3	3	—	—
UNIDAD DE AVALUOS MEXICO, SA DE CV	MEXICO	FINANCIAL SERV.	—	100,00	100,00	1.332	1.707	689	891	127
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	SERVICES	—	100,00	100,00	2.410	2.642	25	2.601	16
UNIVERSALIDAD — BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100,00	100,00	—	3.769	3.331	(337)	775
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100,00	100,00	—	4.489	3.018	1.402	69
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERV.	—	100,00	100,00	—	84.126	83.091	(524)	1.559
UNO-E BANK, S.A.	SPAIN	BANKING	67,35	32,65	100,00	174.751	1.418.278	1.296.403	134.199	(12.324)
URBANIZADORA SANT LLORENC, S.A.	SPAIN	NO ACTIVITY	60,60	—	60,60	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100,00	—	100,00	1.200	18.371	4.196	7.171	7.004
VIRTUAL DOC, S.L.	SPAIN	SERVICES	—	70,00	70,00	467	750	369	504	(123)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100,00	100,00	952	953	2	886	65

APPENDIX III. BBVA Group’s securitization funds

				(thousands of euros)
			TOTAL SECURITIZED
		ORIGINATION DATE	EXPOSURES AT THE	SECURITIZED EXPOSURES
SECURITIZATION	COMPANY	(month/year)	ORIGINATION DATE	TOTAL

BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1.000.000	263.137
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1.000.000	196.971
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1.450.000	541.290
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1.250.000	265.329
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1.000.000	560.188
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	700.000	77.160
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1.500.000	875.788
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1.900.000	787.073
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1.500.000	1.112.321
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2.500.000	1.987.565
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5.000.000	3.962.810
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2.500.000	1.855.457
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1.500.000	811.254
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3.000.000	2.584.356
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1.450.000	817.503
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4.900.000	4.084.922
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250.000	165.165
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975.000	260.669
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5.000.000	4.564.105
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1.100.000	873.011
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4.995.000	4.705.067
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8.500.000	7.824.930
BBVA-FINANZIA AUTOS 1 FTA	FINANZIA BANCO DE CREDITO, S.A.	04/2007	800.000	569.007
BBVA CONSUMO 3 FTA	FINANZIA BANCO DE CREDITO, S.A.	04/2008	975.000	565.363
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1.205.000	237.240
HIPOTECARIO 2 FTH	BBVA, S.A.	12/1998	1.051.771	104.765
BBVA-2 FTPYME ICO FTA	BBVA, S.A.	12/2000	900.000	31.821
GC GENCAT II FTA	BBVA, S.A.	03/2003	950.000	19.300
BBVA-1 F.T.A.	BBVA, S.A.	02/2000	1.112.800	73.698
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2.850.000	2.631.844
2 PS Interamericana	BBVA CHILE	09/2004	17.178	6.358
2 PS Interamericana	BBVA SDAD. LEASING HABITACIONAL BHIF	09/2004	11.552	8.599
1 PS Security	BBVA SDAD. LEASING HABITACIONAL BHIF	03/2000	8.687	—
2 PS RBS (ex ABN)	BBVA SDAD. LEASING HABITACIONAL BHIF	09/2001	7.510	4.291
11 PS BICE	FORUM SERVICIOS FINANCIEROS (*)	03/2005	30.384	—

				(thousands of euros)
			TOTAL SECURITIZED
		ORIGINATION DATE	EXPOSURES AT THE	SECURITIZED EXPOSURES
SECURITIZATION	COMPANY	(month/year)	ORIGINATION DATE	TOTAL

23 PS BICE	FORUM SERVICIOS FINANCIEROS (*)	02/2006	11.587	1.482
4 PS Itau	FORUM SERVICIOS FINANCIEROS (*)	09/2006	11.607	1.876
FannieMae- Lender No. 227300000	COMPASS BANK	12/2001	174.060	26.437
Home Equity - 2003-HE1	COMPASS BANK	05/2003	533.769	56.358
Fannie Mae — Lender No. 227300027	COMPASS BANK	12/2003	264.097	106.260
Mortgages — LLC 2004-R1	COMPASS BANK	03/2004	418.117	114.025
PEP80040F110	BBVA BANCO CONTINENTAL	12/2007	17.688	12.535
BACOMCB 07	BANCOMER	12/2007	142.482	121.271
BACOMCB 08	BANCOMER	03/2008	62.238	55.644
BACOMCB 08U	BANCOMER	08/2008	306.982	339.721
BACOMCB 08-2	BANCOMER	12/2008	313.874	307.321
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA	12/2008	46.181	41.378
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA	03/2009	24.355	23.235
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA	05/2009	16.078	15.718

(*)	Proportionate consolidation method

APPENDIX IV
ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY
CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights
			controlled by the			Thousands of Euros (*)
			Bank				Investee Data
										Profit
										(Loss)
										for the
						Net				period
						carrying	Assets	Liabilities	Equity	ended
Company	Location	Activity	Direct	Indirect	Total	amount	30.06.09	30.06.09	30.06.09	30.06.09

ECASA, S.A.	CHILE	FINANCIAL SERV.	—	51,00	51,00	2.036	2.657	622	11	2.024
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERV.	—	51,04	51,04	5.430	25.062	19.021	5.716	325
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	—	51,00	51,00	45.510	556.923	495.927	47.728	13.268
INVERSIONES PLATCO, C.A.	VENEZUELA	FINANCIAL SERV.	—	50,00	50,00	13.765	29.813	2.281	26.910	622
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	—	50,00	50,00	8.038	78.365	62.287	12.253	3.825

APPENDIX V
ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED
COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights			Thousands of euros
			controllend by the Bank				Investee Data
						Net
						Carrying				Profit
Company	Location	Activity	Direct	Indirect	Total	amount	Assets	Liabilities	Equity	(loss)

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	3,928	20,609	11,181	8,401	1,027	(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	4,013	26,494	5,200	18,126	3,168	(3)
AUREA, S.A. (CUBA)	CUBA	REAL STATE	—	49.00	49.00	4,014	8,859	484	8,336	39	(2)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	53,604	84,607	423	88,622	(4,438)	(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.00	—	45.00	53,595	84,603	423	88,617	(4,437)	(3)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL STATE	—	26.00	26.00	5,174	79,603	61,767	17,881	(46)	(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERV.	29.68	—	29.68	573,565	13,911,177	10,366,544	2,436,101	1,108,532	(1) (2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERV.	21.82	—	21.82	11,724	63,052	12,600	48,248	2,204	(3)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,555	8,338	1,875	5,416	1,047	(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	PORTFOLIO	—	50.00	50.00	274,823	1,196,635	298,600	317,025	581,010	(1) (2)
DISTRANSA RENTRUCKS, S.A.(*)	SPAIN	SERVICES	—	50.00	50.00	13,640	16,305	15,069	806	430	(3)
ECONTA GESTION INTEGRAL, S.L.(*)	SPAIN	SERVICES	—	70.08	70.08	3,517	2,492	443	3,981	(1,932)	(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	5,089	632,971	603,297	29,977	(303)	(3)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.00	20.00	3,453	366,389	347,594	18,773	22	(3)
FIDEIC. F 404015 0 BBVA BANCOMER LOMAS III	MEXICO	REAL STATE	—	25.00	25.00	2,689	—	—	—	—	(4)
FIDEICOMISO F/70191-2 PUEBLA (*)	MEXICO	REAL STATE	—	25.00	25.00	7,784	44,360	11,668	28,189	4,503	(2)
FIDEICOMISO F/403853-5 BBVA BANCOMER SERVICIOS ZIBATA (*)	MEXICO	REAL STATE	—	30.00	30.00	20,530	—	—	—	—	(4)
FIDEICOMISO F/401555-8 CUATRO BOSQUES (*)	MEXICO	REAL STATE	—	50.00	50.00	4,188	8,072	14	8,055	3	(2)
FIDEICOMISO HARES BBVA BANCOMER F/47997-2 (*)	MEXICO	REAL STATE	—	50.00	50.00	14,104	29,076	388	27,669	1,019	(2)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.(*)	MEXICO	SERVICES	—	44.39	44.39	7,409	25,201	16,671	7,468	1,062	(1) (2)
HESTENAR, S.L.(*)	SPAIN	REAL STATE	—	43.34	43.34	6,226	27,644	23,351	5,866	(1,573)	(3)

			% of voting rights			Thousands of euros
			controllend by the Bank				Investee Data
						Net
						Carrying				Profit
Company	Location	Activity	Direct	Indirect	Total	amount	Assets	Liabilities	Equity	(loss)

I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	—	50.00	50.00	16,037	68,938	40,625	23,434	4,879	(2)
IMOBILIARIA DUQUE D’AVILA, S.A. (*)	PORTUGAL	REAL STATE	—	50.00	50.00	5,122	26,138	16,504	9,848	(214)	(5)
INMUEBLES MADARIAGA PROMOCIONES, S.L.(*)	SPAIN	REAL STATE	50.00	—	50.00	3,707	18,717	4,055	6,313	8,349	(3)
JARDINES DEL RUBIN, S.A.(*)	SPAIN	REAL STATE	—	50.00	50.00	2,563	15,579	2,320	9,623	3,636	(2)
LA ESMERALDA DESARROLLOS, S.L.(*)	SPAIN	REAL STATE	—	25.00	25.00	4,998	74,563	57,113	20,100	(2,650)	(3)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL STATE	—	50.00	50.00	14,399	74,949	45,204	31,837	(2,092)	(3)
MONTEALMENARA GOLF, S.L.(*)	SPAIN	REAL STATE	—	50.00	50.00	2,620	86,561	51,518	15,606	19,437	(5)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	—	38.53	38.53	125,319	917,019	543,599	387,477	(14,057)	(1) (3)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL STATE	—	30.00	30.00	4,387	66,363	55,103	9,923	1,337	(2)
PROMOTORA METROVACESA, S.L.	SPAIN	REAL STATE	—	50.00	50.00	8,819	76,015	61,525	16,486	(1,995)	(3)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV.	—	40.00	40.00	8,130	121,179	101,955	15,472	3,752	(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSIONS	—	37.87	37.87	2,244	7,977	2,824	7,871	(2,718)	(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.14	46.14	4,242	12,571	3,902	7,964	705	(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.67	66.67	3,554	7,842	4,941	2,699	203	(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERV.	20.50	0.93	21.43	22,466	54,138	4,512	49,394	232	(3)
TELEFONICA FACTORING, S.A.	SPAIN	FINANCIAL SERV.	30.00	—	30.00	2,651	76,165	65,833	6,848	3,484	(2)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	—	23.87	23.87	54,827	762,413	405,924	271,388	85,101	(1) (3)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCE	—	50.99	50.99	2,452	9,794	4,221	5,491	82	(3)

OTHER COMPANIES						42,022

					TOTAL	1,407,183	19,113,409	13,249,268	4,065,331	1,798,810

Data relating to the lastest financial statements approved at the date of preparation of these notes to the consolidated financial statements.
For the companies abroad the exchange rates rulig at the reference date are applied.

(1)	Consolidated Data

(2)	Financial statements as of December 31, 2008

(3)	Financial statements as of December 31, 2007

(4)	New incorporation

(5)	Financial statements as of December 31, 2006

(*)	Jointly controlled entities accounted for using the equity method

APPENDIX VI. Changes and notification of investments in the BBVA Group for the six months ended June 30, 2009
APPENDIX VI. Changes and notification of investments in the BBVA Group in 2008 thousands of euros
BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USIN THE PROPORTIONATE METHOD

			Price paid in	Fair value
			the	of equity
			transaction	instruments	%Voting rights
			+ expenses	issued for		Voting
			directly	the	Acquired	rights
			attributable	acquisition	in the	controlled
	Type of		to the	of the	period	after the	Effective date (or
Company	transaction	Activity	acquisition	company	(net)	acquisition	notification date)
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	ACQUISITION	FINANCIAL SERV.	1.212		100,000%	100,000%	28/01/2009
UNIVERSALIDAD TIPS PESOS E-9	FOUNDING	FINANCIAL SERV.	—		100,000%	100,000%	29/01/2009
EUROPEA DE TITULIZACION, S.A. S.G.F.T.	ACQUISITION	FINANCIAL SERV.	159		1,516%	87,504%	28/02/2009
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.	FOUNDING	REAL ESTATE	3		100,000%	100,000%	17/03/2009
COMPASS TRUST IV	FOUNDING	FINANCIAL SERV.	8		100,000%	100,000%	27/03/2009
BBVA CONSULTING(BEIJING) LIMITED	FOUNDING	FINANCIAL SERV.	400		100,000%	100,000%	28/05/2009
MIRADOR DE LA CARRASCOSA, S.L.*	ACQUISITION	REAL ESTATE	5.000		9,865%	65,769%	30/06/2009

*	Notifications

APPENDIX VI. Changes and notification of investments in the BBVA Group for the six months ended June 30, 2009
BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN ASSOCIATED AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

			Price paid in	Fair value
			the	of equity
			transaction	instruments	%Voting rights
			+ expenses	issued for		Voting
			directly	the	Acquired	rights
			attributable	acquisition	in the	controlled
	Type of		to the	of the	period	after the	Effective date (or
Company	transaction	Activity	acquisition	company	(net)	acquisition	notification date)
FIDEIC.F/404015-0 BBVA BANCOMER LOMAS III	FOUNDING	REAL ESTATE	2.689		25,000%	25,000%	18/06/2009
OPERADORA ZIBATA S.DE RL.L. DE C.V.	FOUNDING	REAL ESTATE	1		30,000%	25,000%	30/06/2009
CORPORACION SUICHE 7B, C.A.	ACQUISITION	FINANCIAL SERV.	497		19,795%	19,795%	30/06/2009
CAJA VENEZOLANA DE VALORES, S.A.	ACQUISITION	FINANCIAL SERV.	192		16,093%	16,093%	30/06/2009
ECONTA GESTION INTEGRAL, S.L.*	ACQUISITION	SERVICES	822		6,864%	70,085%	30/06/2009

*	Notifications

APPENDIX VI. Changes and notification of investments in the BBVA Group for the six months ended June 30, 2009
DISPOSAL OF INTEREST OWNERSHIP IN ASSOCIATES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

						EFFECTIVE
			PROFIT/LOSS IN	%VOTING RIGHTS		DATE (OR
	TYPE OF		THE		TOTALLY CONTROLLED	NOTIFICATION
COMPANY	TRANSACTION	ACTIVITY	TRANSACTION	%SOLD	AFTER THE DISPOSAL	DATE)
AIR MILES ESPAÑA, S.A.	DISPOSAL	COMERCIAL	1.313	22,999%	0,000%	23/02/2009
UNITARIA PINAR, S.L.	NO ACTIVITY	REAL ESTATE	(2)	50,000%	0,000%	19/02/2009

*	Notifications

     APPENDIX VI. Changes and notification of investments in the BBVA Group for the six months ended June 30, 2009
COMPLEMENT APPENDIX VI REST OF QUOTED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES

			% Voting rights
	Type of		Net acquired in	Totally controlled	Effective date (or
COMPANY	transaction	Activity	the year	after acquisition	notification date)
METROVACESA, S.A.	ACQUISITION	REAL ESTATE	10,920%	10,920%	24/02/2009

*	Notifications

APPENDIX VII. Subsidiaries fully consolidated with more than 10% owned by non-Group shareholders

		% of voting rights
		Controlled by the bank
Company	Activity	Direct	Indirect	Total

ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERVICES	51.00	—	51.00
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	BROKERING	50.00	—	50.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.18	68.18
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	BROKERING	70.00	0.00	70.00
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL STATE INST.	—	68.11	68.11
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL STATE	—	72.50	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL STATE	—	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	—	51.00	51.00
GESTION DE PREVISION Y PENSIONES, S.A.	PENSIONS	60.00	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C., S.A.	FINANCIAL SERVICES	—	84.00	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.00	—	48.00
INVERSIONES P.H.R.4, C.A.	REAL STATE	—	60.46	60.46
JARDINES DE SARRIENA, S.L.	REAL STATE	—	85.00	85.00
MIRADOR DE LA CARRASCOSA, S.L.	REAL STATE	—	65.77	65.77
PERI 5.1 SOCIEDAD LIMITADA	REAL STATE	—	54.99	54.99
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL STATE	—	58.50	58.50
PRO-SALUD, C.A.	SERVICES	—	58.86	58.86
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	FINANCIAL SERVICES	—	90.00	90.00
SMARTSPREAD LIMITED	SERVICES	—	63.52	63.52
VIRTUAL DOC, S.L.	SERVICES	—	70.00	70.00

APPENDIX VIII. Detail of the most significant issuances, repurchases or refunds of debt instruments issued by the bank or entities of the Group as of June 30, 2009 and December 31, 2008

		Millions of euros
				Prevailing
				interest rate
ISSUER	Currency	June-09	December-08	June 30, 2009	Maturity date

ISSUES IN EUROS
BBVA
july-96	EUR	27	27	9,37%	22-Dec
november-03	EUR	750	750	4,50%	12-Nov
october-04	EUR	992	992	4,37%	20-Oct
february-07	EUR	297	297	4,50%	16-Feb
may-08	EUR	125	125	6,03%	3-Mar
july-08	EUR	100	100	6,20%	4-Jul
BBVA CAPITAL FUNDING, LTD. (*)
october-97	EUR	229	229	6,00%	24-Dec
july-99	EUR	73	73	6,35%	16-Oct
february-00	EUR	442	442	6,38%	25-Feb
october-01	EUR	60	60	5,73%	10-Oct
october-01	EUR	40	40	6,08%	10-Oct
october-01	EUR	50	50	2,03%	15-Oct
november-01	EUR	55	55	2,07%	2-Nov
december-01	EUR	56	56	1,94%	20-Dec
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
may-05	EUR	495	484	1,55%	23-May
october-05	EUR	150	150	1,75%	13-Oct
october-05	EUR	250	250	1,66%	20-Oct
october-06	EUR	955	1.000	1,70%	24-Oct
april-07	EUR	750	750	1,72%	3-Apr
april-07	EUR	100	100	3,43%	4-Apr
may-08	EUR	50	50	4,75%	19-May
july-08	EUR	20	20	6,11%	22-Jul
BBVA BANCOMER, S.A. de C.V.
may-07	EUR	589	610	4,80%	17-May
ALTURA MARKETS A.V., S.A.
november-07	EUR	3	3	3,27%	29-Nov
EMISIONES EN MONEDA EXTRANJERA
BBVA PUERTO RICO, S.A.
september-04	USD	35	36	4,20%	23-Sep
september-06	USD	26	27	5,76%	29-Sep
september-06	USD	21	22	1,16%	29-Sep
BBVA GLOBAL FINANCE, LTD. (*)
december-95	USD	142	144	7,00%	1-Dec
december-95	USD	—		—	9-May
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	330	287	Several	Several
BBVA BANCOMER, S.A. de C.V.
july-05	USD	283	360	5,38%	22-Jul
september-06	MXN	135	130	6,04%	18-Sep
may-07	USD	354	360	6,01%	17-May
july-08	MXN	65	62	5,91%	16-Jul
october-08	MXN	163	156	6,16%	24-Sep
december-08	MXN	148	1	6,35%	26-Nov
january-09	MXN	2	142	6,35%	26-Nov
february-09	MXN	2	—	6,35%	26-Nov
march-09	MXN	1	—	6,35%	26-Nov
april-09	MXN	1	—	6,35%	26-Nov
june-09	MXN	141	—	6,70%	7-Jun

		Millions of euros
				Prevailing interest
ISSUER	Currency	June-09	December-08	rate June 30, 2009	Maturity date

BBVA CAPITAL FUNDING, LTD.
october-95	JPY	74	79	6,00%	26-Oct
BBVA SUBORDINATED CAPITAL, S.A.U.
october-05	JPY	148	159	2,75%	22-Oct
october-05	GBP	320	315	1,70%	21-Oct
march-06	GBP	352	315	5,00%	31-Mar
march-07	GBP	293	262	5,75%	11-Mar
RIVERWAY HOLDING CAPITAL TRUST I
march-01	USD	7	7	10,18%	8-Jun
TEXAS REGIONAL STATUTORY TRUST I
february-04	USD	35	36	3,46%	17-Mar
STATE NATIONAL CAPITAL TRUST I
july-03	USD	11	11	4,28%	30-Sep
STATE NATIONAL STATUTORY TRUST II
march-04	USD	7	7	3,40%	17-Mar
TEXASBANC CAPITAL TRUST I
july-04	USD	18	18	3,70%	23-Jul
COMPASS BANK
august-99	USD	124	128	8,10%	15-Aug
april-99	USD	—	72	6,45%	1-May
march-05	USD	198	201	5,50%	1-Apr
march-06	USD	183	186	5,90%	1-Apr
september-07	USD	246	250	6,40%	1-Oct
BBVA COLOMBIA, S.A.
august-06	COP	131	128	11,86%	28-Aug
BBVA PARAGUAY, S.A.
Several	PYG	2	2	Several	Several
Several	USD	6	6	Several	Several
BANCO CONTINENTAL, S.A.
december-06	USD	21	22	2,97%	15-Feb
may-07	PEN	9	9	5,85%	7-May
may-07	USD	14	14	6,00%	14-May
june-07	PEN	14	14	3,47%	18-Jun
september-07	USD	14	14	2,91%	24-Sep
november-07	PEN	13	12	3,56%	19-Nov
february-08	USD	14	14	6,47%	28-Feb
june-08	USD	21	22	4,97%	15-Jun
july-08	PEN	11	11	3,06%	8-Jul
september-08	PEN	12	12	3,09%	9-Sep
november-08	USD	14	14	4,02%	15-Feb
december-08	PEN	7	7	4,19%	15-Dec

TOTAL		10.826	10.785

(*)	Issues of BBVA Capital Funding, Ltd., BBVA Subordinate Capital, S.A.U and BBVA Global Finance, Ltd., are supported, as a subordinate, by the Bank.

	June-09		December-08
		Amount		Amount
		issued		issued
ISSUER	Currency	(millions)	Currency	(millions)

BBVA International, Ltd.
Diciembre 2002	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.
Diciembre 2003	EUR	350	EUR	350
Julio 2004	EUR	500	EUR	500
Diciembre 2004	EUR	1.125	EUR	1.125
Diciembre 2008	EUR	1.000	EUR	1.000
BBVA International Preferred, S.A.U.
Septiembre 2005	EUR	550	EUR	550
Septiembre 2006	EUR	500	EUR	500
Abril 2007	USD	600	USD	600
Julio 2007	GBP	400	GBP	400
Banco Provincial, S.A. — Banco Universal
Octubre 2007	VEF	150	BS	150
Noviembre 2007	VEF	58	BS	58
Phoenix Loan Holdings Inc.
Noviembre 2007	USD	—	USD	—
Enero 2008	USD	25	USD	25

APPENDIX IX. GLOSSARY OF TERMS

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.

Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any di

Assets leased out under operating lease	Lease arrangements that are not finance leases are designated operating leases.

Associates	Companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associat

Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period

Business combination	The merger of two or more entities or independent businesses into a single entity or group of entities.

Cash flow hedges	Derivatives that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.

Commissions and fees	Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

• Feed and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

• Fees and commissions generated by a single act are accrued upon execution of that act.

Contingencies	Current obligations arising as a result of past events, certain in terms of nature at the balance sheet date but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying econom

Contingent commitments	Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.

Current tax assets	Taxes recoverable over the next twelve months.

Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.

Debt obligations/certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or be

Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.

Deferred tax liabilities	Income taxes payable in subsequent years.

Defined benefit commitments	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity req

Defined contribution commitments	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees curre

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.

Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.

Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also i

Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instrument

Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.

Economic capital	Eligible capital for regulatory capital adequacy calculations.

Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losse

Equity instruments	An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity method	The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the investee, adjusted for dividends received and other equity

Exchange/translation differences	Gains and losses generated by currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency, exchange differences on foreign currency non-monetary assets accumulated in equity and tak

Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair value hedges	Derivatives that hedge the exposure of the fair value of assets and liabilities to movements in interest rates and/or exchange rates designated as a hedged risk.

Fees	See Commissions, fees and similar items

Financial guarantees	A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a

Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.

Full consolidation	• In preparing consolidated financial statements, an entity combines the balance sheets of the parent and its subsidiaries line by line by adding together like items of assets, liabilities and equity. Intragroup balances and transactions, including amou

• Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions ar

• The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement — as well as gains or

Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation .

Held-to-maturity investments	Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term with a view to profiting from variations in their prices or by exploiting existing differences between their bid and ask pri

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (

Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss

Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:

1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).

2. A significant or prolonged drop in fair value below cost in the case of equity instruments.

Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and othe

Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of bu

Jointly controlled entities	Companies over which the entity exercises control but are not subsidiaries are designated “jointly controlled entities”. Joint control is the contractually agreed sharing of control over an economic activity or undertaking by two or more entities, or cont

Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal an

Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.

Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities and that are not classified as money market operations through counterparties.

Loans and receivables	Financing extended to third parties, classified according to their nature, irrespective of the borrower type and the instrumentation of the financing extended, including finance lease arrangements where the consolidated subsidiaries act as lessors.

Minority interests	Minority interest is that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent, including minority interests in the profit or loss of c

Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.

Other financial assets/liabilities at fair value through profit or loss	• Assets and liabilities that are deemed hybrid financial assets and liabilities and for which the fair value of the embedded derivatives cannot be reliably determined.

• These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares	The amount of own equity instruments held by the entity.

Personnel expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own shar

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.

Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.

Proportionate consolidation method	The venturer combines and subsequently eliminates its interests in jointly controlled entities’ balances and transactions in proportion to its ownership stake in these entities.

The venturer combines its interest in the assets and liabilities assigned to the jointly controlled operations and the assets that are jointly controlled together with other joint venturers line by line in the consolidated balance sheet. Similarly, it com

Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.

Provision expenses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Provisions for contingent exposures and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commi

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.

Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of the retroactive restateme

Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.

Subsidiaries	Companies which the Group has the power to control. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that

• an agreement that gives the parent the right to control the votes of other shareholders;

• power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board

• power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Tax liabilities	All tax related liabilities except for provisions for taxes.

Trading derivatives	The fair value in favor of the entity of derivatives not designated as accounting hedges.

EXHIBIT I: U.S. GAAP RECONCILIATION
DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.
As described in Note 1, the accompanying Unaudited Interim Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain’s Circular and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).
Following is a summary of the main differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP:
•	Net income attributable to parent company and Shareholders’ Equity reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP	A

•	Main disclosures required by U.S. accounting regulations for banks and additional disclosures required under U.S. GAAP	B
The preparation of these Unaudited Interim Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.
IFRS 1 First-time adoption provides a number of exemptions and exceptions from full retrospective application. Net income attributable to parent company, shareholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.
A) NET INCOME ATTRIBUTABLE TO PARENT COMPANY AND SHAREHOLDERS’ EQUITY RECONCILIATION BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.
Accounting practices used by the Bank in preparing the Interim Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of shareholders’ equity as of June 30, 2009, December 31, 2008 and June 30, 2008 and net income attributable to parent company for the six months ended June 30, 2009 and 2008 to U.S. GAAP is set forth below.
As required SFAS 160, in the reconciliation to US GAAP presented below “Net income attributed to parent company” and “Shareholders’ equity” is equivalent to “Net income” and “Stockholders’ equity”, respectively, presented in the reconciliation to US GAAP included in the 2008 form 20-F.

The following tables set forth the adjustments to consolidated net income attributed to parent company and to consolidated shareholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Interim Consolidated Financial Statements:

		Increase (Decrease)
		Six months ended June 30,
	Item #	2009	2008
		(Unaudited)
		(Millions of Euros, except per share data)

Net income under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		3,042	3,277
Profit attributable to minority interest under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		(243)	(169)
Net Income attributed to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		2,799	3,108
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(11)	(18)
Valuation of assets	2	(79)	3
Valuation of financial instruments	3	—	—
Accounting of goodwill	4	(1)	18
Translation of financial statements in high-inflation countries	5	—	128
Impact of SFAS 133	6	(28)	14
Loans adjustments	7	—	(706)
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	12	223

Net income attributable to parent company in accordance with U.S. GAAP		2,692	2,770
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments		108	(954)
Unrealized gains on securities		160	(2,183)
Derivative instruments and hedging activities		17	45

Comprehensive income (losses) attributable to parent company in accordance with U.S. GAAP	9	2,977	(322)
Net income attributable to parent company per share (Euros)		0.794	0.739

		Increase (Decrease)
		As of June 30,	As of December 31,	As of June 30,
	Item #	2009	2008	2008
		(Millions of Euros)

Total stockholders’ equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004(*)		29,901	26,705	25,970
Minority interest under IFRS (**)		(1,219)	(1,049)	(876)
Total stockholders’ equity without minority interest under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		28,682	25,656	25,094
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,457	5,469	5,487
Valuation of assets	2	(152)	(74)	(38)
Valuation of financial instruments	3	25	36	45
Accounting of goodwill	4	2,653	2,573	2,838
Translation of financial statements in high-inflation countries	5	(199)	(192)	(90)
Impact of SFAS 133	6	5	35	160
Loans adjustments	7	—	36	470
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	8	(765)	(795)	(973)

Total shareholders’ equity in accordance with U.S. GAAP(***)		35,706	32,744	32,994

(*)	“Stockholders’ equity” under EU-IFRS is equivalent to “Total equity” under US GAAP as required by SFAS 160.

(**)	“Minority interest” under EU-IFRS is equivalent to “non controlling interest in subsidiaries” under US GAAP as required by SFAS 160.

(***)	Under US GAAP “shareholders’ equity” is equivalent to “Total equity” net of “non controlling interest in subsidiaries” as required by SFAS 160.
The differences included in the tables above are explained in the following items:
1. Business Combination with Argentaria-
Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was recorded. Since the transaction did not comply with the requirements of APB 16 for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

(Millions of euros)
Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(123)
(iii) Goodwill amortization adjustments	101
(iv) Up-front premium reversal	108
(v) Valuation of investment securities	1,926
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87)
(vii) Tax effect of above mentioned adjustments	(608)
(viii) Other adjustments	35

Subtotal	1,223

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,677

     i. Revaluation of property and equity securities
     Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders’ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.
     ii. — Employee and other third party loans
     Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of total shareholders’ equity because the only recourse for collection is the shares themselves.
     iii. — Goodwill
     Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.
     Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by SFAS 142, goodwill is no longer amortized.
     iv. — Up-front premium reversal
     In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arose between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction under SFAS 80 and then upon adoption of SFAS 133 the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.
     v. — Valuation of investment securities
     Under SFAS 115, available-for-sale securities must be recorded at market value in total shareholders’ equity.
     vi. — Investments in affiliated Companies
     Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the global integration method. Listed investments of less than 20% are accounted for at market value.
     The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

2000	Millions of euros
Net Lending	611
Investment Securities-Held to Maturity	306
Premises and Equipment	129
Other assets and liabilities	(113)
Long Term Debt	(173)
Tax Effect	(220)
Goodwill	5,776

6,316

     For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific remaining assets and liabilities was €11 million (net of tax) and €18 million (net of tax) for the six months ended June 30, 2009 and 2008, respectively.
     Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to SFAS 142 and it has been assigned to different Reporting Units and tested for impairment as described in Note 2.2.11 of the Interim Consolidated Financial Statements as of June 30, 2009. As of June 30, 2009 goodwill was €5,333 million.
     The adjustment to total shareholders’ equity was €5,457 million, €5,469 million and €5,487 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively.
2. Valuation of assets-
     This adjustment basically relates to the following:
•	Revaluation of property
     As described in Note 29.3. of the Unaudited Interim Consolidated Financial Statements as of June 30, 2009, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.
     Fixed asset depreciation is computed on the restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.
     Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.
     The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€2 million, €5 million and €4 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€4 million and €2 million as of June 30, 2009 and as of June 30, 2008, respectively). The adjustment to total shareholders’ equity reflects the reversal of the unamortized revaluation surplus (a decrease of €142 million, €148 million and €153 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively).
•	Valuation of property
     In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revalued and, therefore, this value was used as deemed cost on January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.
     Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€2 million and €2 million for the six months ended June 30, 2009 and 2008, respectively). The adjustment to total shareholders’ equity reflects the reversal of the adjustments to the attributed cost (an increase of €66 million, €67 million and €108 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively).
•	Sale and leaseback of fixed assets
     During the first semester 2009, the Group has sold 22 fixed assets (singular properties and branch offices) and, at the same time, entered into operating lease agreements with the buyers which include an option to repurchase the properties at fair values, exercisable by the Group on the agreed dates (mostly the final expiry date of each lease agreement). The price of sale was €107 million, generating capital gains of approximately €82 million.
Under IFRS (IAS 17), we accounted for this transaction as a sale and lease-back because of:
•	We considered that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; and

•	We completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the statement of income for the six month period ended June 30, 2009.

Under US GAAP (SFAS 98 par 11) this transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair values implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.
     Accordingly, in order to account for the transaction in conformity with the financing method under SFAS 98, we have made an adjustment to:
•	undo the sale, place the properties back in the accounting books (€20 million) and continue to depreciate them for the six month period ended June 30, 2009;

•	eliminate the profit on sale (€82 million of income as of the date of the transaction) and create a liability for the total amount of the cash received; and

•	reclassify the operating leases rental payments incurred by the Group (€3 million for the six month period ended June 30, 2009) as interest expense.
3. Valuation of financial instruments-
     The group’s criteria of accounting for such securities are described in Note 2.2.1 of the Interim Consolidated Financial Statements as of June 30, 2009. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004). Certain Debt securities were recognized at fair value of that date under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 through total shareholders’ equity. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of the adjustments to the fair value (an increase of €25 million, €32 million and €39 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively).
4. Accounting of goodwill-
     The breakdown of this adjustment is as follows:

	Millions of euros
				Net income attributable to
	Shareholders’ equity			parent company
	As of June 30,	As of December 31,	As of June 30,	As of June 30,	As of June 30,
	2009	2008	2008	2009	2008

Goodwill charged to reserves in 1998 and 1999	65	65	65	—	—
Different period of amortization of goodwill reversed	99	99	99	—	—
Amortization under Spanish GAAP not reversed under U.S. GAAP	(154)	(154)	(154)	—	—
Reversal of amortization	970	970	970	—	—
Reversal of Step Acquisition	2,381	2,310	2,582	—	—
Step Acquisition of BBVA Bancomer	(1,176)	(1,170)	(1,197)	(1)	2
Acquisition of Compass	404	405	425	—	18
Others	64	48	47	—	(2)

Adjustment 4 in reconciliation to U.S. GAAP	2,653	2,573	2,838	(1)	18

     The main reasons that generate a difference between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP in goodwill are the following:
Adjustments related to goodwill previous to IFRS 1
     The items included in the table above mentioned as “Goodwill charged to reserves in 1998 and 1999”, “Different period of amortization of goodwill reverse”, “Amortization under Spanish GAAP not reversed under U.S. GAAP” and “Reversal of amortization”, refer to certain impairments or amortizations of goodwill accounted for under Spanish GAAP previous to the date of adoption of IFRS-1. These impairments or amortizations were not acceptable under U.S. GAAP because they did not satisfy the SFAS 142 requirements. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of these impairments and amortizations of goodwill recorded prior to January 1, 2004.
Reversal of step acquisition
     Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, at January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained. These amounts were charged to “minority interest” and the surplus amount was charged to total shareholders’ equity.
     Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of shareholders’ equity.
Step Acquisition of BBVA Bancomer
     On March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.
     BBVA Bancomer, S.A. de C.V. has been consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.
     Since March 20, 2004 the BBVA Group’s consolidated income statement reflected a decrease in “Minority Interest” caption related to the business combination described above while the rest of consolidated the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of minority interest.
     The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.
     Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired.
     Under U.S. GAAP, after allocating the purchase price to all adquired assets and assumed liabilities of the company acquired, the goodwill was €1,060.2 million. The entire amount of goodwill was allocated to the Mexico reporting unit in the “Mexico and the United States” segment (now “Mexico” as explained in Note 6 of the Interim Consolidated Financial Statements as of June 30, 2009). The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Millions of
Euros
Net worth acquired	1,207
Investment securities	(32)
Net loans and leases	622
Premises and equipment	(28)
Intangible assets	970
Other Assets	189
Time Deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

     The identified intangible assets are related to “core deposits”, which were calculated according to the purchase method and were amortized over a period of 40 months, as of June 30, 2009 all core deposits are amortized. Additionally, the allocated amount of net loans and leases are amortized over a weighted-average period of 3 years. Under U.S. GAAP, the adjustment (net of tax) in the income statement was a decrease €1 million and an increase €2 million for the six months ended June 30, 2009 and 2008 respectively, mainly related to the additional amortization expenses of assets and liabilities subject to amortization.
     The effect in the shareholders’ equity was a decrease of €1,176 million, €1,170 million and €1,197 million as of June 30, 2009, December 31, 2008 and June 30 2008, respectively.
     The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.
     Since Bancomer was consolidated by Group BBVA at July 1, 2000, there are no purchased research and development assets that were acquired and written off.
Acquisition of Compass
     On February 16, 2007 BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007 BBVA completed the acquisition.
     Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at the date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer’s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141, Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of EITF 99-12 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.
     This difference resulted in a reconciling item to shareholders’ equity (an increase of €404 milliom, €405 million and €425 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively) and to net income attributable to parent company (an increase of €18 million as of June 30, 2008) in the reconciliation to U.S. GAAP.
Impairment
     A discounted cash flow model was selected as the main method to determine the fair value of our Reporting Units; although other methodologies such as using quoted market values and market multiples were also used. Cash flow estimates require judgment and the Bank believes that the assumptions used in determining the cash flows are consistent with assumptions marketplace participants would use in their estimates of their fair value.
     The principal BBVA Group’s goodwill assigned to each Reporting Unit as of June 30, 2009 and 2008 for annual impairment test purposes are the following:

	Millions of Euros
	Six months ended June 30,
	2009	2008
Spain and Portugal	4,286	4,359
Mexico	2,347	2,683
Global Businesses	1,489	1,410
United States and Puerto Rico	6,989	6,289
Pensions in South America	246	224
Colombia	198	199
Chile	101	93
     Expected cash flows have been calculated using the “maximum payable dividend” for each period, considering net income and excess of minimum capital required. For financial statements and macroeconomics scenarios, a five year horizon was used to determine fair value. The risk free rate, the market risk premium and the country risk premium (when applicable) were considered to determine the discount rate used for each Reporting Unit.
     At least once a year and whenever there are indications of impairment, an impairment test is carried out for each company that generates goodwill. This test compares the present value of future cash flows that are expected to be obtained by each company with its book value and goodwill, in order to determine whether or not its value is impaired.
     As of June 30, 2009 and December 31, 2008, there were no losses due to impairments in the value of these companies.

5. Translation of financial statements in high-inflation countries-
     As indicated in Note 2.2.5 of the Unaudited Interim Consolidated Financial Statements as of June 30, 2009, after the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies. Accordingly, as of June 30, 2009 and December 31, 2008 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.
     In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.
     Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are highly inflationary countries.
     The adjustment reflects the reversal of the charges to shareholders’ equity arising from inflation registered in dependent companies established in “non highly inflationary economies” (€199 million, €192 million and €218 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively). As of June 30, 2008, the adjustment reflects an increase to net income attributable to parent company of €128 million due to the inflationary effect of the disposal of the BBVA Bancomer, S.A de C.V’s corporate headquarters.
6. Impact of SFAS 133
     As of June 30, 2009, the main differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income attributable to parent company and shareholders’ equity between IFRS and U.S. GAAP were as follows:
Fair value option
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.
     SFAS 115 allowed for the designation of a financial asset or a financial liability as held for trading only if these were acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.
     As of June 30, 2009, December 31, 2008 and June 30, 2008, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under SFAS 115. With the adoption of SFAS 155 those financial assets and financial liabilities meet the conditions to be designated as financial asset or financial liability held for trading. However, SFAS 155 not allow retrospective application and for that reason we maintain an adjustment in the reconciliation to U.S. GAAP to reflect in the net income attributable to parent company (a decrease of €12 million and an increase of €20 million for the six months ended June 30, 2009 and 2008, respectively) and shareholders’ equity (a decrease of €82 million, an increase of €70 million and an increase of €58 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively).
Retrospective application
     As of December 31, 2003, in accordance with Spanish GAAP, certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.
     As of January 1, 2004, the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, these transactions continued to be designated as hedges, since they met all the requirements for hedge accounting.

     As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.
     Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income attributable to parent company (a decrease of €22 million and €6 million for the six months ended June 30, 2009 and 2008, respectively) and in shareholders’ equity (an increase of €72 million, €96 million and €101 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively) the speculative nature of these transactions under U.S. GAAP.
Methods used to assess hedge effectiveness
     Even though the methodology to assess the hedge effectiveness is the same under both GAAPs, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and not under U.S. GAAP.
     The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.
     Consequently, there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income attributable to parent company (an increase of €6 million and an increase of €0.4 million for the six months ended June 30, 2009 and 2008, respectively) and shareholders’ equity (an increase of €14 million, €9 million and €11 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively) in the reconciliation to U.S. GAAP.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 that did not qualify as hedges under U.S. GAAP as of June 30, 2009, December 31, 2008 and June 30, 2008 amounted positive to €11 million, negative to €8 million and €128 million, respectively.
     The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualified as hedges under U.S. GAAP as of June 30, 2009, December 31, 2008 and June 30, 2008 amounted positive to €2,267 million, €2,615 million and negative to €1,729 million, respectively.
7. Loans adjustments
     We described in Note 2.2.1.b of the Unaudited Interim Consolidated Financial Statements as of June 30, 2009, our methodology to estimate the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The “Allowance for loan losses” under U.S. GAAP is calculated by using our internal risk models based on our historical experience.
     For this reason, we have included an adjustment in the reconciliation of net income attributable to parent company as of June 30, 2008 which resulted in a decrease of €706 million, in net income attributable to parent company in accordance with U.S. GAAP.
     Given the increase in past-due loans beginning in mid-2007 as a result of the economic crisis, during 2008 our best estimate for the impairment of the loan portfolio required a provision for loan losses under U.S. GAAP of €3,956 million, which was €1,152 million higher than the provision required to be recorded under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
     As a result of the foregoing, as of December 31, 2008, the “Allowance for loan losses” under U.S. GAAP was very similar to the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004: €7,412 million under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 versus €7,384 million under U.S. GAAP.
     For this reason, we have included an adjustment in the reconciliation of net income attributable to parent company as of December 31, 2008 which resulted in a decrease of €1,152 million, in net income attributable to parent company in accordance with U.S. GAAP.
     As of June 30, 2009, there is no difference in the “Allowance for loan losses” under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and US GAAP, for that reason there is no adjustment in the reconciliation to US GAAP that affected net income attributable to parent company statement and shareholders’ equity for that concept.

8. Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS No. 109-
     The previous adjustments to net income attributable to parent company and shareholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, Item 4 and Item 5, which are disclosed under “Tax effect of above mentioned adjustments” item in the respective reconciliation statements.
     As described in Note 2.2.13 of the Unaudited Interim Consolidated Financial Statements as of June 30, 2009 deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.
     As a result of the application of Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.
     On July 13, 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.
     This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.
     As a result of the application of FIN 48, the Group recorded a €59 million and €66 million reducted in retained earnings as of June 30, 2009 and December 31, 2008, respectively and a decrease of €20 million and an increase €18 million in net income attributable to parent company as of June 30, 2009 and 2008, respectively. Consequently, FIN 48 provokes a decrease of €78 million and €59 million in shareholders’ equity as of as of June 30, 2009 and December 31, 2008, respectively.
     The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.
     In the reconciliation to U.S. GAAP, the Group has recorded deferred tax assets of negative €624 million, €601 million and €732 million as of June 30, 2009, as of December 31, 2008 and as of June 30, 2008 and deferred tax liabilities of negative €82 million, €106 million and €164 million as of June 30, 2009, as of December 31, 2008 and as of June 30, 2008, respectively.
     SFAS 109 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2009 and 2008 the valuation allowance was €21 million and €22 million, respectively.
     As required by SFAS 109, the effects of the change in Spanish tax laws were included in income (see Note 32.c of the Interim Consolidated Financial Statements as of June 30, 2009)
     The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	Six months ended June 30,
	2009	2008
	Millions of Euros
Income tax provision under IFRS	961	1,213
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	4	(215)

Income tax provision under U.S. GAAP	965	998

     The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under SFAS 109:

	As of June 30, 2009		As of December 31, 2008		As of June 30, 2008
	Deferred
	tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities	assets	liabilities
			Millions of Euros
As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	4,744	(1,318)	5,055	(1,282)	4,642	(1,620)
Less-
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	(707)	—	(719)	—	(853)	—
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	—	—	(1)	—	(5)	—
Plus-
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	83	(82)	119	(106)	126	(164)

As reported under SFAS 109 (gross)	4,120	(1,400)	4,454	(1,388)	3,910	(1,784)

Valuation allowance	(21)	—	(22)	—	(22)	—

As reported under SFAS 109 (net)	4,099	(1,400)	4,432	(1,388)	3,888	(1,784)
     The following is an analysis of deferred tax assets and liabilities as of June 30, 2009, December 31, 2008 and June 30, 2008 estimated in accordance with U.S. GAAP:

	As of June 30,	As of December 31,	As of June 30,
	2009	2008	2008
	(Millions of euros)
Deferred Tax assets
Loan loss reserves	1,441	1,440	1,386
Unrealized losses on securities pension liability	1,526	1,684	1,588
Fixed assets	66	44	46
Net operating loss carryforward	21	38	52
Investments and derivatives	206	359	89
Goodwill	(178)	(150)	(130)
Other	1,038	1,039	879
Total deferred tax assets	4,120	4,454	3,910
Valuation allowance	(21)	(22)	(22)
Net tax asset	4,099	4,432	3,888
Deferred tax liabilities
Unrealized gains on securities pension liability	(1)	(1)	(1)
Unrealized gains on investments and other	(9)	(220)	(1,547)
Gains on sales of investments	(193)	(115)	(131)
Fixed assets	(15)	(11)	(29)
Goodwill	(58)	(67)	(76)
Other	(1,124)	(974)	—
Total deferred tax liabilities	(1,400)	(1,388)	(1,784)

     Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	As of June 30,	As of June 30,
	2009	2008
	% percentages
Corporate income tax at the standard rate	30.00	30.00
Decrease arising from permanent differences	(7.35)	(5.67)
Adjustments to the provision for prior years’ corporate income tax and other taxes	1.35	2.69
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	24.00	27.02
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	10.93	(5.46)
Income tax provision under U.S. GAAP	34.93	21.56
9. Other Comprehensive Income
     SFAS No. 130, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.
     Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.
     The accumulated balances of other comprehensive income as of June 30, 2009, as of December 31, 2008 and as of June 30, 2008 were as follows:

	Foreign
	currency	Unrealized	Gains on	Other
	translation	gains on	Derivative	Comprehensive
	adjustments	securities	Instruments	income
	Millions of Euros
Changes in the first half 2008	(954)	(2,183)	45	(3,092)
Balance as of June 30, 2008	(6,119)	1,544	347	(4,228)
Changes in the second half 2008	(46)	(474)	130	(390)
Balance as of December 31, 2008	(6,165)	1,070	477	(4,618)
Changes in the first half 2009	108	160	17	285
Balance as of June 30, 2009	(6,057)	1,230	494	(4,333)
     Taxes allocated to each component of other comprehensive income as of June 30, 2009 and 2008 were as follows:

	Millions of Euros
	Six months ended June 30,
	2009			2008
		Tax			Tax
	Before Tax	expense	Net of tax	Before Tax	expense	Net of tax
	Amount	or benefit	amount	Amount	or benefit	amount
Foreign currency translations adjustment	108	—	108	(954)	—	(954)
Unrealized gains/(losses) on securities	208	(48)	160	(2,838)	655	(2,183)
Derivatives Instruments and Hedging Activities	22	(5)	17	59	(14)	45

Other comprehensive income	338	(53)	285	(3,733)	641	(3,092)

10. Earnings per share
     SFAS No. 128, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).
     Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.

     The computation of basic and diluted earnings per share for the six months ended June 30, 2009 and 2008 is presented in the following table:

	Millions of Euros, except per share data
	Six months ended June 30,
	2009	2008
Numerator for basic earnings per share:
Income available to common shareholders (IFRS) (*)	2,799	3,108
Income available to common shareholders (U.S. GAAP):	2,692	2,770
Numerator for diluted earnings per share:
Income available to common shareholders (IFRS) (*)	2,799	3,108
Income available to common shareholders (U.S. GAAP):	2,692	2,770
Denominator for basic earnings per share	3,747,969,121	3,747,969,121
Denominator for diluted earnings per share	3,747,969,121	3,747,969,121
IFRS (*)
Basic earnings per share (Euros)	0.747	0.829
Diluted earnings per share (Euros)	0.747	0.829
U.S. GAAP
Basic earnings per share (Euros)	0.718	0.739
Diluted earnings per share (Euros)	0.718	0.739

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004
11. FIN 46-R
     We arranged the issuance of preferred shares using special purpose vehicles (See Note 22.4.3.2 of the Unaudited Interim Consolidated Financial Statements as of June 30, 2009). Our preferred security transactions are based on the following model:
•	We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.
     The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs.
•	The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

•	We guarantee the dividend payments on the preferred securities.
     We consolidated the SPEs under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we have concluded that we are not the primary beneficiary as considered by FIN 46-R for the reasons described below.
     We as sponsor of the issuer of the preference shares neither have a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.
     Under U.S. GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees according to APB Opinion No. 18.
     As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.
     Consequently, the deconsolidation of the entities described in Note 22.4.3.2 of the Interim Consolidated Financial Statements as of June 30, 2009, has no impact on shareholders’ equity or net income attributable to parent company under U.S. GAAP.
12. Statement of Financial Accounting Standards No. 157: “Fair Value Measurement”
     In September 2006, the FASB issued this Statement that defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The disclosure about fair value measurements is presented in Notes 7 and 8 of the Unaudited Interim Consolidated Financial Statements as of June 30, 2009.
13. Other Accounting Standards
Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51
     This Statement was issued in December 2007, and is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. It amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity.
Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities
     In March 2008 the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows.
     FASB Statement No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk—related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments.
     This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.
     The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations
     This revision was issued in December 2007, and is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This Statement replaces FASB Statement No. 141, Business Combinations and establishes principles and requirements for how the acquirer:
1.	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree

2.	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase

3.	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.
     This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

Statement of Financial Accounting Standards No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”
     Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises. That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, Accounting for Contingencies. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.
     This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted.
     The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 165 — Subsequent Events
     The objective of this Statement, issued in May 2009, is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth:
1.	The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements

2.	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements

3.	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.
     In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157”
     In February 2008, the FASB released a proposed FASB Staff Position (FSP SFAS 157-2 — Effective Date of FASB Statement No. 157) which, delayed the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this new statement at the required effective date did not have a significant effect in our results of operations, financial position or cash flows.
FSP FAS 141(R)-1 — Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies
     This FASB Staff Position, issued in April 2009, amends and clarifies FASB Statement No. 141 (revised 2007), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Application issues included:
a.	Determining the acquisition-date fair value of a litigation-related contingency

b.	Supporting the recognition and measurement of liabilities arising from legal contingencies when supporting information may be subject to attorney-client privilege

c.	Distinguishing between a contractual and noncontractual contingency

d.	Dealing with situations in which a target entity may have determined that a loss contingency should be recognized in accordance with Statement 5 because the entity intends to settle out of court but the liability does not meet the more-likely-than-not threshold for recognition of a noncontractual contingency

e.	Derecognizing a liability arising from a contingency recognized as of the acquisition date

f.	Disclosing potentially prejudicial information in financial statements

g.	Determining whether to account for contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination in accordance with the guidance for contingent consideration or in accordance with the guidance for other assets and liabilities arising from contingencies.
This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”
     This standard was issued in February 2008, and is effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The objective of this FSP is to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”
     This standard was issued in April 2008, and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The objective of this FSP is to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).
Under paragraph 11 of FASB Statement No. 142, the determination of the useful life would include consideration of any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost.
     This FSP states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity-specific factors in paragraph 11 of Statement 142. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for the entity-specific factors in paragraph 11 of Statement 142.
     The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP FAS 133-1 and FIN 45-4—Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161
     This FSP, issued in September 2008, amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities.
     The provisions of this FSP, that amends Statement 133 and Interpretation 45, shall be effective for reporting periods (annual or interim) ending after November 15, 2008. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP FAS 140-4 and FIN 46(R)-8—Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

     This FASB Staff Position, issued in December 2008, amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities.
     Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is a sponsor of a qualifying special-purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE, and a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with variable interest entities and qualifying SPEs.
     This FSP is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP FAS 107-1 y APB 28-1 — Interim Disclosures about Fair Value of Financial Instruments
     This FASB Staff Position, issued in April 2009, amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods.
     This FSP is effective for interim reporting periods ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP No. FAS 115-2 and FAS 124-2 — Recognition and Presentation of Other-Than-Temporary Impairments
     This FASB Staff Position, issued in April 2009, amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.
     The FSP is effective for interim and annual reporting periods ending after June 15 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP FAS 157-4—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly
     This FASB Staff Position, issued in April 2009, provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that, even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.
     This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”
     This FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. It clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB

Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP EITF 99-20-1—Amendments to the Impairment Guidance of EITF Issue No. 99-20.
     This FASB Staff Position, issued in January 2009, amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other than- temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance.
     The FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
FSP EITF 03-6-1—Determining Whether Instruments Granted in Share-Based Payment transactions Are Participating Securities
     This FASB Staff Position, issued in June 2008, addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share.
     This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.
14. New Accounting Standards
Statement of Financial Accounting Standards No. 168 (SFAS 168) “Accounting Standards CodificationTM
and the Hierarchy of Generally Accepted Accounting Principles”
     In June, 2009, the FASB issued Statement of Financial Accounting Standards No. 168 (SFAS 168) “Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” — a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded.
Statement of Financial Accounting Standards No. 166 — Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140
     The Board’s objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.
     On and after the effective date of this SFAS, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation.

     This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
Statement of Financial Accounting Standards No. 167 — Amendments to FASB Interpretation No. 46(R)
     This Statement, issued in June 2009, amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:
a.	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

b.	The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.
     The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.
     This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
FSP FAS 132(R)-1 Employers’ Disclosures about Postretirement Benefit Plan Assets
     This FASB Staff Position, issued in December 2008, amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented.
     The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The technical amendment to Statement 132(R) is effective upon issuance of this FSP.
     The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

B) MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP
1. Investment Securities-
     The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	As of June 30, 2009				As of June 30, 2008
	Amortized		Unrealized	Unrealized	Amortized		Unrealized	Unrealized
	Cost	Fair Value	Gains	Losses	Cost	Fair Value	Gains	Losses

	(Millions of euros)
DEBT SECURITIES —
AVAILABLE FOR SALE PORTFOLIO
Domestic—	20,424	20,557	404	(173)	10,193	10,150	145	(187)
Spanish Government	14,520	14,645	258	(34)	4,456	4,457	60	(59)
Other debt securities	5,904	5,912	146	(139)	5,737	5,693	85	(128)
International—	29,502	29,062	868	(1,094)	26,969	26,687	544	(827)
United States —	7,534	7,262	183	(266)	8,372	8,270	64	(166)
U.S. Treasury and other U.S. Government agencies	455	423	1	(32)	81	82	1	—
States and political subdivisions	415	426	12	(2)	365	365	3	(2)
Other debt securities	6,664	6,413	170	(232)	7,926	7,823	61	(163)
Other countries —	21,968	21,800	685	(828)	18,597	18,417	480	(661)
Securities of other foreign Governments	14,257	14,255	469	(490)	11,026	10,940	347	(433)
Other debt securities	7,711	7,545	216	(338)	7,572	7,477	133	(228)

TOTAL AVAILABLE FOR SALE PORTFOLIO	49,926	49,619	1,272	(1,267)	37,162	36,837	689	(1,014)

HELD TO MATURITY PORTFOLIO
Domestic—	2,279	2,240	13	(52)	2,374	2,180	—	(194)
Spanish Government	1,335	1,339	11	(8)	1,398	1,299	—	(99)
Other debt securities	944	901	2	(44)	976	881	—	(95)
International—	2,820	2,840	51	(30)	3,028	2,848	—	(181)

TOTAL HELD TO MATURITY PORTFOLIO	5,099	5,080	64	(82)	5,402	5,028	—	(375)

TOTAL DEBT SECURITIES	55,025	54,699	1,336	(1,349)	42,565	41,865	689	(1,389)

	As of June 30, 2009				As of June 30, 2008
	Amortized		Unrealized	Unrealized	Amortized		Unrealized	Unrealized
	Cost	Fair Value (1)	Gains	Losses	Cost	Fair Value (1)	Gains	Losses
	(Millions of euros)
EQUITY SECURITIES
AVAILABLE FOR SALE PORTFOLIO
Domestic	3,319	4,618	1,321	(22)	4,119	6,203	2,093	(8)
Equity listed	3,287	4,586	1,321	(22)	4,076	6,165	2,093	(4)
Equity Unlisted	32	32	—	—	43	38	—	(4)
International	3,127	3,148	137	(116)	3,127	3,159	123	(91)
United States	603	696	110	(17)	705	692	7	(20)
Equity listed	106	89	—	(17)	479	473	—	(6)
Equity Unlisted	497	607	110	—	226	219	7	(14)
Other countries	2,524	2,452	27	(99)	2,422	2,467	116	(71)
Equity listed	2,263	2,189	23	(97)	2,302	2,338	103	(67)
Equity Unlisted	261	263	4	(2)	120	129	13	(4)

TOTAL AVAILABLE FOR SALE PORTFOLIO	6,446	7,766	1,458	(138)	7,246	9,363	2,217	(100)

TOTAL EQUITY SECURITIES	6,446	7,766	1,458	(138)	7,246	9,363	2,217	(100)

TOTAL INVESTMENT SECURITIES	61,471	62,465	2,794	(1,487)	49,811	51,227	2,905	(1,489)

(1)	The Fair Values are determined based on period-end quoted market prices for listed securities and on management’s estimate for unlisted securities.

     The total amount of losses amounted to €1,835 million, €1,368 million and €1,560 million as of June 30, 2009, December 31, 2008 and June 30, 2008, respectively.

	Millions of euros
		As of
	As of June	December	As of June
	30, 2009	31, 2008	30, 2008
Equity securities	(119)	(26)	(26)
Debt securities	(231)	(176)	(45)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(351)	(202)	(71)
Equity securities	(138)	(237)	(100)
Debt securities	(1,349)	(929)	(1,389)
(2) Total temporary unrealized losses	(1,487)	(1,166)	(1,489)

(1)+(2) Total losses	(1,838)	(1,368)	(1,560)

     As of June 30, 2009, December 31, 2008 and June 30, 2008, most of our unrealized losses correspond to other debt securities (both Available-for-Sale and Held-to-Maturity securities).
     As of June 30, 2009, the fair value of the debt securities is below its amortized cost. We have evaluated this decline in fair value to determine whether it is other than temporary and we have not recognized any other-than-temporary impairment for these securities the six months ended June 30, 2009 related to the following reasons:
•	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;

•	The future principal payments will be sufficient to recover the current amortized cost of the security;

•	We have the intent to hold the security until maturity or at least until the fair value of the security recovers to a level that exceeds the security’s amortized cost;

•	They have mainly arisen in a periods shorter than one year and, after our analysis, those which have arisen in periods longer than one year are not significant.
     As of June 30, 2009, the unrealized losses that correspond to equity securities have been considered temporary and we have not recognized any other-than-temporary impairment for those investments because the unrealized losses related to they have mainly arisen due to the negative evolution of the markets affected by the economic situation.
     An analysis of the book value of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	As of June 30, 2009
	Book Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	119	6,694	4,003	3,829	14,645
Other debt securities	1,067	3,732	278	835	5,912

Total Domestic	1,186	10,426	4,281	4,664	20,557

International
United States	985	3,083	1,784	1,410	7,262
U.S. Treasury and other U.S. government agencies	160	18	—	245	423
States and political subdivisions	70	145	159	52	426
Other U.S. securities	755	2,920	1,625	1,113	6,413
Other countries	2,603	9,799	5,438	3,960	21,800
Securities of other foreign governments	666	7,483	4,018	2,088	14,255
Other debt securities of other countries	1,937	2,316	1,420	1,872	7,545

Total International	3,588	12,882	7,222	5,370	29,062

TOTAL AVAILABLE-FOR-SALE	4,774	23,308	11,503	10,034	49,619

HELD-TO-MATURITY PORTFOLIO

	As of June 30, 2009
	Book Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
Domestic
Spanish government	110	118	1,053	54	1,335
Other debt securities	54	212	550	128	944

Total Domestic	164	330	1,603	182	2,279

Total International	85	918	1,594	223	2,820

TOTAL HELD-TO-MATURITY	249	1,248	3,197	405	5,099

TOTAL DEBT SECURITIES	5,023	24,556	14,700	10,439	54,718

	As of June 30, 2009
	Market Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	110	119	1,055	54	1,338
Other debt securities	52	203	525	122	902

Total Domestic	162	322	1,580	176	2,240

Total International	83	924	1,607	226	2,840

TOTAL HELD-TO-MATURITY	245	1,246	3,187	402	5,080

	As of June 30, 2008
	Book Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	317	442	949	2,749	4,457
Other debt securities	847	3,337	213	1,295	5,693

Total Domestic	1,164	3,779	1,163	4,044	10,150

International
United States	850	3,051	2,884	1,484	8,270
U.S. Treasury and other U.S. government agencies	10	69	—	2	82
States and political subdivisions	59	105	134	66	365
Other U.S. securities	781	2,877	2,750	1,416	7,823
Other countries	2,301	3,849	3,654	8,612	18,417
Securities of other foreign governments	581	1,439	2,431	6,490	10,940
Other debt securities of other countries	1,720	2,411	1,223	2,122	7,477

Total International	3,151	6,900	6,538	10,096	26,687

TOTAL AVAILABLE-FOR-SALE	4,315	10,679	7,702	14,140	36,837

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	63	232	1,050	54	1,398
Other debt securities	27	234	586	128	976

Total Domestic	90	466	1,636	182	2,374

Total International	197	900	1,708	223	3,028

TOTAL HELD-TO-MATURITY	287	1,366	3,344	405	5,402

TOTAL DEBT SECURITIES	4,602	12,045	11,046	14,545	42,239

	As of June 30, 2008
	Market Value
		Due after one	Due after five
	Due in one	year to five	years to ten	Due after ten
	year or less	years	years	years	Total
	(Millions of euros)
HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	59	215	975	50	1,299
Other debt securities	24	212	529	115	881

Total Domestic	83	427	1,504	165	2,180

Total International	187	847	1,605	209	2,848

TOTAL HELD-TO-MATURITY	270	1,274	3,109	374	5,028

(*)	As we describe in Note 2.2.1 of the Interim Consolidated Financial Statements as of June 30, 2009 the book value and market value are the same for “Trading portfolio” and “Available for sale portfolio”
     Under both EU-IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.1.b):
•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP. If it is available a valuation of the company, it is used as a better measure of fair value under both GAAP.
     These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc...) or future expectations.
     As of June 30, 2009 and 2008 the net gains from sales of available-for-sale securities amounted to €245 million and €667 million, respectively (see Notes 43 and 50 of the Unaudited Interim Consolidated Financial Statements as of June 30, 2009). As of June 30, 2009 and 2008 the gross realized gains on those sales amounted to €322 million and €1,459 million, respectively. As of June 30, 2009 and 2008 the gross realized losses on those sales amounted to €77 million and €793 million, respectively.
2. Loans and Accounting by Creditors for Impairment of a Loan-
     The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of June 30, 2009 is as follows:

As of June 30,
2009
Millions of
euros
Impaired loans requiring no reserve	70
Impaired loans requiring valuation allowance	11,440

Total impaired loans	11,510

Valuation allowance on impaired loans	3,393

     The roll-forward allowance is shown in Note 7.1 of the Interim Consolidated Financial Statements as of June 30, 2009.

     The related amount of interest income recognized during the time within that period that the loans were impaired was:

Six months ended
June 30, 2009
Millions
of euros
Interest revenue that would have been recorded if accruing	1,257
Net interest revenue recorded	89
3. Investments in and Indebtedness of and to Affiliates-
     For aggregated summarized financial information with respect to significant affiliated companies for the six months ended June 30, 2009 see Note 17 and Appendix V of the Interim Consolidated Financial Statements as of June 30, 2009 for detailed information of investments in associates.
4. Deposits-
     The breakdowns of deposits from credit entities and customers as of June 30, 2009, by domicile and type are included in Note 22 of the Interim Consolidated Financial Statements as of June 30, 2009.
     As of June 30, 2009, December 31, 2008 and June 30, 2008, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €70,751 thousand (approximately US$100 thousand) or more were €99.32 billion, €97.92 and €96.98 billion, respectively.
5. Short-Term Borrowings-
     The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of June 30, 2009
	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of June 30	26,756	3.23%
Average during first half year	24,635	3.37%
Maximum quarter-end balance	29,421	—
Bank promissory notes:
As of June 30	28,384	1.23%
Average during first half year	28,351	1.75%
Maximum quarter-end balance	30,919	—
Bonds and Subordinated debt:
As of June 30	18,220	2.67%
Average during first half year	16,672	2.97%
Maximum quarter-end balance	18,220	—
Total short-term borrowings as of June 30	73,360	2.32%

	As of December 31,
	2008
	Amount	Average rate
	(in millions of euro, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31	28,206	4.66%
Average during year	34,729	5.62%
Maximum quarter-end balance	34,202	—
Bank promissory notes:
As of December 31	20,061	3.70%
Average during year	15,661	4.57%
Maximum quarter-end balance	20,061	—
Bonds and Subordinated debt:
As of December 31	13,565	4.66%
Average during year	12,447	5.18%
Maximum quarter-end balance	15,822	—
Total short-term borrowings as of December 31	61,832	4.35%

     As of June 30, 2009 and December 31, 2008, short-term borrowings include €15,909 million and €13,018 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.
6. Long Term Debt-
     See Note 22 of the Interim Consolidated Financial Statements as of June 30, 2009.
7. Derivative Financial Instruments and Hedging Activities-
     The breakdown of the Derivative Financial Instruments is shown in Notes 10 and 15 of the Interim Consolidated Financial Statements as of June 30, 2009.
7.1. Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives
     See Note 15 of the Interim Consolidated Financial Statements as of June 30, 2009.
7.1.1. Risk Management Policies
     See Note 7 of the Interim Consolidated Financial Statements as of June 30, 2009.
7.1.2. Transactions whose risks are hedged for U.S. GAAP purposes
     U.S. GAAP (SFAS 133) is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.
     Paragraph 21.f. of SFAS 133 defines the risks that may be hedged as only one of (or a combination of) the following:
     (a) the risk of changes in the overall fair value of the entire hedged item,
     (b) the risk of changes in its fair value attributable to changes in the designated benchmark interest rate (referred to as interest rate risk),
     (c) the risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and
     (d) the risk of changes in its fair value attributable to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).
     The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.
     Transactions whose risks are hedged for U.S. GAAP purposes are:
1.	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2.	Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3.	Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4.	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5.	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6.	Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.

7.2. Accounting for Derivative Instruments and Hedging Activities
     Under SFAS 133 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.
     If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings.
     If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.
     The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.
     Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.
     On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized in earnings.
7.3. Additional disclosures required by U.S. GAAP: Fair Value Methods
     The methods used by the Group in estimating the fair value of its derivative instruments are as follows:
     Forward purchases/sales of foreign currency
     Estimated fair value of these financial instruments is based on quoted market prices.
     Forward purchases/sales of government debt securities
     Estimated fair value of these financial instruments is based on quoted market prices, since they are mostly traded in organised markets.
     Options and financial futures
     Derivatives traded in organised markets are valued based on quoted market prices.
     For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.
     Forward rate agreements and interest rate swaps
     Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.
8. Pension liabilities-
     See Notes 2.2.3 and 25 of the Interim Consolidated Financial Statements as of June 30, 2009 for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.
9. Disclosures about Fair Value of Financial Instruments (SFAS 107)-
     See Note 8 of the Interim Consolidated Financial Statements as of June 30, 2009 for disclosures about Fair Value of Financial Instruments, as required by SFAS No. 107.
10. Segment Information-
     See Note 6 of the Interim Consolidated Financial Statements as of June 30, 2009, for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

11. FIN 48-
     As of June 30, 2009 and December 31, 2008, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,029 million and €1,136 million, respectively, of which €535 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.
     Due to the inherent complexities arising from the nature of the Group’s businesses, and from conducting business are being taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made. Agreement of tax liabilities between BBVA and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group’s final tax-related assets and liabilities may ultimately be different than those currently reported.
     The following is a roll-forward of the Company’s FIN 48 unrecognized tax benefits from December 31, 2008 to June 30, 2009.

In millions of
euros
Total unrecognized tax benefits as of December 31, 2008	1,136
Net amount of increases for current year’s tax positions	—
Gross amount of increases for prior years’ tax positions	82
Gross amount of decreases for prior years’ tax positions	(2)
Foreign exchange and acquisitions	(187)
Total unrecognized tax benefits as of June 30, 2009	1,029
     The Group classifies interests as interest expenses but penalties are classified as tax expense. During the first half 2009, the Group recognized approximately €29 million in interests and penalties. The Group had approximately €284 million for the payment of interests and penalties accrued as of June 30, 2009.
     The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
Spain	2004-2008
United States	2005-2008
Puerto Rico	2003-2008
Peru	2006-2008
Colombia	2003-2008
Argentina	2004-2008
Venezuela	2003-2008
Mexico	2006-2008
12. Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered-
     In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, BBVA International Preferred, S.A. (Unipersonal) — issuer of registered preferred securities guaranteed by Banco Bilbao Vizcaya Argentaria, S.A. — do not file the financial statements required for a registrant by Regulation S-X as BBVA International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. who fully and unconditionally guarantees the preferred securities (Serie C is listed in the United States). No other subsidiary of the Bank guarantees such securities. We are not aware of any legal or economic restrictions on the ability of this subsidiary to transfer funds to our parent company in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 5, 2009	By:	/s/ Javier Malagón Navas
		Name:	Javier Malagón Navas
		Title:	Chief accounting officer